

Annual Report 2023


KIMCO
REALTY

kimcorealty.com

Kimco Realty® (NYSE:KIM) is a real estate investment trust (REIT) headquartered in Jericho, N.Y. that is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers and a growing portfolio of mixed-use assets. The company's portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week.

Kimco Realty is also committed to leadership in environmental, social and governance (ESG) issues and is a recognized industry leader in these areas. Publicly traded on the NYSE since 1991 and included in the S&P 500 Index, the company has specialized in shopping center ownership, management, acquisitions, and value enhancing redevelopment activities for more than 60 years. As of December 31, 2023, the company owned interests in 523 U.S. shopping centers and mixed-use assets comprising 90 million square feet of gross leasable space. On January 2, 2024, Kimco Realty closed the acquisition of RPT Realty, which added 56 open-air shopping centers, comprising 13.3 million square feet of gross leasable area, to Kimco's portfolio. For further information, please visit www.kimcorealty.com.

2023 Operating Review 1

Form 10-K 8

Stockholder Information 156

Corporate Directory .... IBC



TRADER JOE'S
YOUR CULINARY ADVENTURE STARTS HERE
TRADER JOE'S
YOUR CULINARY ADVENTURE STARTS HERE

Alabama Shepherd Shopping Center
Houston, Texas

Dear Fellow Stockholders and Associates,

2023 was a successful year for Kimco, highlighted by exceptional leasing achievements amidst an ongoing climate of economic uncertainty. Our performance underscores the fundamental strength, resiliency, and appeal of our high-quality grocery-anchored, open-air shopping center and mixed-used portfolio in all stages of economic cycles.



Harris Teeter
Food Market And Pharmacy

Davidson Commons
Davidson, North Carolina

Operational Excellence

Net income available to Kimco's common shareholders per diluted share was $1.02 for 2023 compared to $0.16 in 2022. The year-over-year increase included a $337 million benefit from mark-to-market gains on marketable securities, net, generated mostly from an increase in the value of our Albertsons Companies, Inc. (NYSE: ACI) common stock, and a special cash dividend of $194 million received from Albertsons. As a result of the Albertsons special dividend, we were pleased to pay a $0.09 per share special dividend to Kimco common stockholders. Funds from Operations (FFO) for the full year 2023 was $970 million, or $1.57 per diluted share, compared to $976 million, or $1.58 per diluted share, for 2022.* It's worth noting that the gain from Albertsons stock and the special dividend were excluded from FFO – if included, they would have driven a $0.35 per share positive impact. It's also worth noting that 2022 was a bit of an anomaly, as we benefitted from the post-pandemic recovery and receipt of COVID-related deferred rent payments.

Operationally, we reached new heights in square footage leased at 12 million square feet across 2,000 leases signed during the year.

Operationally, we reached new heights in square footage leased at 12 million square feet across 2,000 leases signed during the year. This included over 3.2 million square feet in new leases with a positive rent spread of 30.5% for comparable spaces on a pro-rata basis. The one million square feet of new leases signed during the fourth quarter was our highest quarterly level in over a decade. Pricing power remained strong, with 24.0% pro-rata rental rate spreads on new leases in the fourth quarter, marking the ninth consecutive quarter with double-digit spreads. Included in these record setting figures for 2023 is the re-tenanting of 21 Bed Bath and Beyond locations recaptured from the retailer's bankruptcy. The boxes generated a positive spread of 43% on 18 new leases (three leases were assigned).

Our overall pro-rata portfolio occupancy rate stood at 96.2% at year-end, a testament to our best-in-class team, extensive national retailer relationships, and the appeal of our high-quality properties in first-ring suburbs of major metro markets. The fourth quarter saw our largest sequential pro-rata portfolio occupancy gain in more than 15 years, with an increase of 70 basis points. Anchor tenant pro-rata occupancy rose by a record 80 basis points from the third quarter to 98.0%, and small shop pro-rata occupancy reached an all-time high of 91.7%. With a proven ability to attract and retain tenants across a wide array of retail categories, we head into 2024 with a deeper, broader, and more resilient tenant base.

Our outlook for the future remains positive, given the expectation for continued limited supply and the critical role that brick-and-mortar stores play in the ever-evolving retail landscape. The 2023 ICSC report, "The Halo Effect III," compellingly illustrates the symbiotic relationship between online and physical channels. According to the study, the introduction of a new brick-and-mortar store generates an online sales increase of nearly 7% within the trade area, while the closure of a store results in an average sales decline of 11.5%. For emerging direct-to-consumer brands, the effects are even more pronounced, with a 13.9% surge in online sales around a new store. These statistics highlight the indispensable contribution of our properties to the omnichannel retail experience and reinforce our strategy to invest in and enhance our physical retail space, ensuring it remains a cornerstone of today's dynamic, integrated retail ecosystem.

*The company excludes from FFO all realized or unrealized marketable securities gains and losses as well as gains and losses from the sale of operating properties, real estate-related depreciation, profit participations from other investments, and other items considered incidental to Kimco's operating business.



Mary Brickell Village
Miami, Florida

A Focus on Strategic Growth

Our strategy for growth is to harness our best-in-class platform, advantage of scale, and strong balance sheet to seek opportunistic acquisitions, expand our mixed-use platform, and deploy capital accretively.

By adding RPT's open-air centers to our portfolio, we bolstered our presence in many highly sought-after Sun Belt and coastal markets, where the demand for high-quality, grocery-anchored shopping centers far exceeds the supply.

The strategic acquisition of RPT Realty in January 2024 exemplifies this approach. By adding RPT's open-air centers to our portfolio, we bolstered our presence in many highly sought-after Sun Belt and coastal markets, where the demand for high-quality, grocery-anchored shopping centers far exceeds the supply. The acquisition not only enhances our tenant diversity but also unlocks the opportunity for substantial upside potential by leveraging advantages of scale through Kimco's industry-leading platform and leasing expertise. We are poised to capitalize on mark-to-market opportunities, enrich our robust Signed but Not Opened (SNO) lease pipeline, and further elevate occupancy levels across the board. The integration should also drive anticipated initial cost savings synergies of approximately $34 million, the majority of which we expect to capture in 2024, laying a solid foundation for immediate earnings accretion. Another critical element of this transaction is that it was leverage-neutral, enabling Kimco to maintain a strong balance sheet, financial flexibility, and ample liquidity to continue to take advantage of accretive future opportunities to further enhance stockholder value.



The Witmer® & The Milton® at Pentagon Centre®
Pentagon City, Virginia

Our Mixed-Use Approach

A pivotal element of our long-term growth strategy centers around the significant potential to expand our mixed-use portfolio, with Mary Brickell Village, the trophy asset of the RPT portfolio, standing as a prime example. Situated in the heart of Miami's vibrant Brickell neighborhood, Mary Brickell Village epitomizes the integration of retail and residential to create a dynamic urban ecosystem. This property serves as a bustling retail and dining destination in an extremely high-growth market. In addition to the nearer-term mark-to-market leasing upside on this asset, there is tremendous untapped potential for future density, which we are now in the early stages of exploring.

By incorporating the inherent synergies among retail, residential and other property uses, we enhance the value and appeal of our assets, driving increased foot traffic and tenant demand. With nearly 10,000 residential units built, under construction, or entitled at year-end 2023 across our portfolio, we continue to make progress towards our goal of 12,000 units by 2025. This past year saw the grand opening of The Milton®, our 253-unit residential tower at our Pentagon Centre® Signature Series® project in Pentagon City, Virginia. Construction is also underway on Coulter Place, a 131-unit multi-family building with ground-floor retail at Suburban Square®, another Signature Series asset on Philadelphia's Main Line in Ardmore, Pennsylvania. We continue to pursue mixed-use entitlements at assets across the country, judiciously deploying capital to activate these projects when economic conditions are right. In the meantime, there is significant value in the entitlements themselves; approximately $125 million to $210 million additional value is derived from land entitled for the development of 7,595 multi-family residential units and hotel keys, translating to roughly $25,000 to $55,000 per unit depending on the market.

Accretive Capital Deployments

In addition to the RPT acquisition and mixed-use activities, we remain focused on generating additional stockholder value through accretive capital deployments, as we seek to take advantage of market opportunities when they present themselves. By skillfully reacting to the changing market dynamics that occurred during 2023, we were able to make several key acquisitions, shed a few non-core assets, and utilize our unique structured investments program.

In the face of a challenging rising interest rate environment throughout the first three quarters of 2023, marked by difficult underwriting conditions and inconsistent financing opportunities, we were able to capitalize on our strong liquidity position and balance sheet to acquire several high-quality assets. These included the purchase of the remaining 85% interest in three grocery-anchored shopping centers for $128 million and the $173 million acquisition of a new Signature Series asset, Stonebridge at Potomac Town Center – a dominant, 504,000-square-foot Wegmans grocery-anchored asset in the Washington D.C. suburbs of Virginia. As the year progressed, the fourth quarter saw a positive shift in market sentiment, spurred by a significant drop in the 10-year treasury rate, which fostered a more friendly financing environment and increased deal flow. This shift allowed us to divest three non-core joint venture sites and engage in mezzanine financing for a new partnership.

The successful monetization of the remainder of our Albertsons shares in January 2024 exemplifies our ability to identify and capitalize on investment opportunities that deliver substantial returns. The proceeds from this transaction, nearly $300 million, represent additional capital that we are able to deploy when opportunities arise. Total proceeds from our original Albertsons investment of $182 million surpassed $1.7 billion before taxes.


Wegmans
PHARMAC
6

Stonebridge at Potomac Town Center
Woodbridge, Virginia

In the year ahead, we will continue to streamline our portfolio, focusing on high-growth potential assets. With the macroeconomic environment showing signs of improvement and the fundamentals of open-air retail remaining strong, plans for 2024 include the disposition of select RPT assets that are inconsistent with our long-term growth objectives. The sales proceeds are expected to be recycled to source high-quality assets, focusing on off-market, core grocery-anchored shopping centers, and additional opportunities for preferred equity and mezzanine financing in high-quality real estate.

Balance Sheet Strengthening

In 2023, we further solidified our financial foundation by bolstering our liquidity position, proactively addressing our 2024 debt maturities, and facilitating the successful closure of the RPT transaction while preserving our rock-solid balance sheet. In 2023, we generated over $1.1 billion in net cash flow provided by operating activities and paid an aggregate of $657.5 million of dividends.

Entering 2024, our liquidity remains robust, with over $780 million in cash and cash equivalents and full availability of our $2 billion revolving credit facility.

We ended 2023 with consolidated net debt to EBITDA of 5.6 times.

Entering 2024, our liquidity remains robust, with over $780 million in cash and cash equivalents and full availability of our $2 billion revolving credit facility. Our capital redeployment strategy, coupled with a disciplined approach to financial management, underscores our commitment to sustaining a strong balance sheet, ensuring we remain well-positioned to seize growth opportunities ahead.



Dania Pointe
Dania Beach, Florida

Fostering Growth Through People, Culture, and Corporate Responsibility

As we reflect on a year marked by significant achievements and strategic milestones, we are reminded that our culture and people, united by a shared vision for success and value creation, remain our most valuable assets. The dedication and collective effort of our team not only continue to enhance stockholder value but also forge a meaningful impact on our communities and the environment. This synergy of purpose and action sets the stage for a future in which Kimco continues to lead and innovate within the retail and mixed-use real estate sector.

Our dedication to fostering an inclusive workplace where every Kimco associate feels valued and empowered is evident in the launch of Employee Resource Groups (ERGs) in 2023. These groups are set to become a cornerstone of our culture, enhancing cross-functional communication, fostering a sense of belonging and inclusion, and providing a platform for voices from all levels of the organization. Coupled with our volunteerism drive and annual Season of Giving program, these initiatives embody our commitment to community, both inside and outside our company.

Our efforts to drive sustainability across our portfolio have also taken a significant leap forward. The launch of the IREM® Certified Sustainable Properties Certification Volume Program led to the certification of 19 properties, marking a critical step in our continued efforts around operational excellence. Additionally, our pilot on bundled renewable energy credit (REC) procurement helps pave the way to our goal of achieving net zero.

Recognition of our efforts by key industry organizations highlights their positive impact. In 2023, Kimco was honored with the NAREIT Leader in the Light Award, recognizing outstanding sustainability practices within the retail REIT sector. Our GRESB ranking placing us first in our peer group and our designation as a Great Place to Work® for the sixth consecutive year showcase our leadership in these important areas, which we believe also serve to enhance long-term stockholder value.

Charting Our Path Forward

Heading into 2024, we stand on a solid foundation of strategic growth, operational resilience, and ample liquidity that will serve us well as we prepare to face a continually shifting economic environment. Our successes this past year reinforced our leadership in the industry and provide a springboard for continued innovation and expansion.

In recognition of our strong financial performance and our commitment to delivering stockholder value, we were pleased to raise the quarterly dividend on common shares paid in December 2023 to $0.24 per share, an increase of 4.3% over the dividend distributed in the same period in 2022.

We're energized by the opportunities ahead – with a diverse array of growth drivers and a clear strategic vision, we are well-positioned to enhance value for all our stakeholders — from our dedicated associates and valued tenants to the communities we serve and our loyal stockholders.

Thank you for your continued support. Together, we set our sights on new achievements and the continuous cultivation of sustained value creation in the years to come.

Milton Cooper
Executive Chairman

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President, Chief Investment Officer

Glenn G. Cohen
Executive Vice President, Chief Financial Officer

David Jamieson
Executive Vice President, Chief Operating Officer

ESG Disclosure Roadmap

Kimco is committed to excellence in ESG disclosure. Detailed information on ESG program governance and performance can be found in three primary locations:


Annual Report 2023
KIMCO

Annual Report/10-K
Summarizes ESG program priorities and material risk disclosures.


Proxy Statement 2024
KIMCO

Proxy Statement
Summarizes corporate governance practices, including how the Board and management are engaged in ESG program strategy, governance and accountability.


2023 Corporate Responsibility Report
KIMCO

Corporate Responsibility Report
Based on the Global Reporting Initiative (GRI) standard, summarizes environmental and social performance.

The company also discloses aggregate-level EEO-1 workforce diversity data that can be found on the company's website, which data and website contents are not incorporated by reference and do not form a part of this Annual Report.

EBITDA (a non-GAAP financial measure within the meaning of the rules of the SEC) is generally calculated by the company as net income/(loss) before interest, depreciation and amortization, provision/benefit for income taxes, gains/losses on sale of operating properties, losses/gains on change of control, profit participation from other investments, pension valuation adjustments, gains/losses on marketable securities and impairment charges.

Our method of calculating EBITDA may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. We believe that EBITDA is an important metric in determining the success of our business as a real estate owner and operator. See the reconciliation to the applicable GAAP measure below.

In addition, we present a ratio of Net Debt to EBITDA, which is calculated using the non-GAAP measures: (1) Total debt outstanding reduced by the company's cash and cash equivalents, and (2) Annualized EBITDA, each as reconciled to the applicable GAAP measures below.

Reconciliation of Net Income to EBITDA

(Unaudited, dollars in thousands)

	Three Months Ended December 31, 2023
Net income	$142,113
Interest	67,797
Depreciation and amortization	124,282
Gain on sale of properties	(22,600)
Impairment charges (including real estate joint ventures)	1,020
Pension liquidation/valuation adjustment	47
Merger charges	1,016
Loss participation from other investments, net	366
Gain on marketable securities/derivative, net	(11,354)
Benefit from income taxes	(175)
Consolidated EBITDA	$302,512
Consolidated Debt	$7,616,796
Consolidated Cash	(783,757)
Consolidated Net Debt	$6,833,039
Annualized Consolidated EBITDA	$1,210,048
Net Debt to Consolidated EBITDA	5.6x

Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-10899---- (Kimco Realty Corporation)
Commission file number 333-269102-01 (Kimco Realty OP, LLC)

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC

(Exact name of registrant as specified in its charter)

Maryland (Kimco Realty Corporation) Delaware (Kimco Realty OP, LLC)	13-2744380 92-1489725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 North Broadway, Suite 201, Jericho, NY 11753
(Address of principal executive offices) (Zip Code)
(516) 869-9000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Kimco Realty Corporation

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share.	KIM	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.125% Class L Cumulative Redeemable Preferred Stock, $1.00 par value per share.	KIMprL	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.250% Class M Cumulative Redeemable Preferred Stock, $1.00 par value per share.	KIMprM	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 7.250% Class N Cumulative Convertible Preferred Stock, $1.00 par value per share.	KIMprN	New York Stock Exchange

Kimco Realty OP, LLC

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Kimco Realty Corporation Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Kimco Realty Corporation:

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

Kimco Realty OP, LLC:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Kimco Realty Corporation ☑ **Kimco Realty OP, LLC** ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Kimco Realty Corporation Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Kimco Realty Corporation was approximately $12.0 billion based upon the closing price on the New York Stock Exchange for such equity on June 30, 2023.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.
As of February 9, 2024, Kimco Realty Corporation had 672,904,480 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference to the Kimco Realty Corporation's definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on May 7, 2024.

Index to Exhibits begins on page 53.

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2023

EXPLANATORY NOTE

Prior to January 1, 2023, the business of Kimco Realty Corporation (the "Company") was conducted through a predecessor entity also known as Kimco Realty Corporation (the "Predecessor"). On December 14, 2022, the Predecessor's Board of Directors approved the entry into an Agreement and Plan of Merger (the "UPREIT Merger") with the company formerly known as New KRC Corp., which was a Maryland corporation and wholly owned subsidiary of the Predecessor (the "Parent Company"), and KRC Merger Sub Corp., which was a Maryland corporation and wholly owned subsidiary of the Parent Company ("Merger Sub"), to effect the reorganization (the "Reorganization") of the Predecessor's business into an umbrella partnership real estate investment trust, or "UPREIT".

On January 1, 2023, pursuant to the UPREIT Merger, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and a wholly owned subsidiary of the Parent Company, and each outstanding share of capital stock of the Predecessor was converted into one equivalent share of capital stock of the Parent Company (each share of which has continued to trade under their respective existing ticker symbol with the same rights, powers and limitations that existed immediately prior to the Reorganization).

In connection with the Reorganization, the Parent Company changed its name to Kimco Realty Corporation, and replaced the Predecessor as the New York Stock Exchange-listed public company. Effective as of January 3, 2023, the Predecessor converted into a limited liability company, organized in the State of Delaware, known as Kimco Realty OP, LLC, the entity we refer to herein as "Kimco OP".

Following the Reorganization, substantially all of the Company's assets are held by, and substantially all of the Company's operations are conducted through, Kimco OP (either directly or through its subsidiaries), as the Company's operating company, and the Company is the managing member of Kimco OP. The officers and directors of the Company are the same as the officers and directors of the Predecessor immediately prior to the Reorganization.

The Parent Company is a real estate investment trust ("REIT") and is the managing member of Kimco OP. As of December 31, 2023, the Parent Company owned 100% of the outstanding limited liability company interests (the "OP Units") in Kimco OP.

Stockholders' equity and members' capital are the primary areas of difference between the Consolidated Financial Statements of the Parent Company and those of Kimco OP. Kimco OP's capital currently includes OP Units owned solely by the Parent Company, and may in the future include non-controlling OP Units owned by third parties. OP Units owned by third parties, if any, will be accounted for within capital on Kimco OP's financial statements and in non-controlling interests in the Parent Company's financial statements.

The Parent Company consolidates Kimco OP for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in Kimco OP. Therefore, while stockholders' equity and members' capital differ as discussed above, the assets and liabilities of the Parent Company and Kimco OP are the same on their respective financial statements.

The Company believes combining the annual reports on Form 10-K of the Parent Company and Kimco OP into this single report provides the following benefits:

- Enhances investors' understanding of the Parent Company and Kimco OP by enabling investors to view the businesses as a whole in the same manner as management views and operates the business;
- Eliminates duplicative disclosure and provides a more concise and readable presentation because a substantial portion of the disclosure applies to both the Parent Company and Kimco OP; and
- Creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and Kimco OP, there are sections in this Annual Report that separately discuss the Parent Company and Kimco OP, including separate financial statements (but combined footnotes), separate controls and procedures sections, and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure for the Parent Company and Kimco OP, unless context otherwise requires, this Annual Report refers to actions or holdings of Parent Company and/or Kimco OP as being the actions or holdings of the Company (either directly or through its subsidiaries, including Kimco OP).
Throughout this Annual Report, unless the context requires otherwise:

- The "Company," "we," "our" or "us" refer to:
    - for the period prior to January 1, 2023 (the period preceding the UPREIT Merger), the Predecessor and its business and operations conducted through its directly or indirectly owned subsidiaries;
    - for the period on or after January 1, 2023 (the period from and following the UPREIT Merger), the Parent Company and its business and operations conducted through its directly or indirectly owned subsidiaries, including Kimco OP; and
    - in statements regarding qualification as a REIT, such terms refer solely to the Predecessor or Parent Company, as applicable.
- "Kimco OP" refers to Kimco Realty OP, LLC, our operating company following the UPREIT Merger.
- References to "shares" and "shareholders" refer to the shares and shareholders of the Predecessor prior to January 1, 2023 and of the Parent Company on or after January 1, 2023, and not the limited liability company interests of Kimco OP.

TABLE OF CONTENTS

Item No.	Form 10-K Report Page
PART I	2
Item 1. Business	2
Item 1A. Risk Factors	9
Item 1B. Unresolved Staff Comments	23
Item 1C. Cybersecurity	23
Item 2. Properties	25
Item 3. Legal Proceedings	27
Item 4. Mine Safety Disclosures	27
PART II	28
Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
Item 6. Reserved	30
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	48
Item 8. Financial Statements and Supplementary Data	48
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	48
Item 9A. Controls and Procedures	48
Item 9B. Other Information	49
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	49
PART III	50
Item 10. Directors, Executive Officers and Corporate Governance	50
Item 11. Executive Compensation	50
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	50
Item 13. Certain Relationships and Related Transactions, and Director Independence	50
Item 14. Principal Accountant Fees and Services	50
PART IV	51
Item 15. Exhibits and Financial Statement Schedules	51
Item 16. Form 10-K Summary	51



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FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K ("Form 10-K"), together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "commit," "anticipate," "estimate," "project," "will," "target," "plan," "forecast" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond the Company's control and could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) general adverse economic and local real estate conditions, (ii) the impact of competition, including the availability of acquisition or development opportunities and the costs associated with purchasing and maintaining assets; (iii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business, (iv) the reduction in the Company's income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center, (v) the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience, (vi) the availability of suitable acquisition, disposition, development and redevelopment opportunities, and the costs associated with purchasing and maintaining assets and risks related to acquisitions not performing in accordance with our expectations, (vii) the Company's ability to raise capital by selling its assets, (viii) disruptions and increases in operating costs due to inflation and supply chain disruptions, (ix) risks associated with the development of mixed-use commercial properties, including risks associated with the development, and ownership of non-retail real estate, (x) changes in governmental laws and regulations, including, but not limited to, changes in data privacy, environmental (including climate change), safety and health laws, and management's ability to estimate the impact of such changes, (xi) the Company's failure to realize the expected benefits of the merger with RPT Realty ("RPT Merger"), (xii) significant transaction costs and/or unknown or inestimable liabilities related to the RPT Merger, (xiii) the risk of litigation, including shareholder litigation, in connection with the RPT Merger, including any resulting expense, (xiv) the ability to successfully integrate the operations of the Company and RPT and the risk that such integration may be more difficult, time-consuming or costly than expected, (xv) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company, (xvi) effects relating to the RPT Merger on relationships with tenants, employees, joint venture partners and third parties, (xvii) the possibility that, if the Company does not achieve the perceived benefits of the RPT Merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company's common stock could decline, (xviii) valuation and risks related to the Company's joint venture and preferred equity investments and other investments, (xix) valuation of marketable securities, (xx) impairment charges, (xxi) criminal cybersecurity attacks disruption, data loss or other security incidents and breaches, (xxii) risks related to artificial intelligence, (xxiii) impact of natural disasters and weather and climate-related events, (xxiv) pandemics or other health crises, such as coronavirus disease 2019 ("COVID-19"), (xxv) our ability to attract, retain and motivate key personnel, (xxvi) financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to the Company, (xxvii) the level and volatility of interest rates and management's ability to estimate the impact thereof, (xxviii) changes in the dividend policy for the Company's common and preferred stock and the Company's ability to pay dividends at current levels, (xxix) unanticipated changes in the Company's intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity, (xxx) the Company's ability to continue to maintain its status as a REIT for U.S. federal income tax purposes and potential risks and uncertainties in connection with its UPREIT structure, and (xxxi) other risks and uncertainties identified under Item 1A, "Risk Factors" and elsewhere in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"). Accordingly, there is no assurance that the Company's expectations will be realized. The Company disclaims any intention or obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to refer to any further disclosures the Company makes or related subjects in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K that the Company files with the SEC. Certain forward-looking and other statements in this Annual Report on Form 10-K, or other locations, such as our corporate website, contain various environmental, social, and governance ("ESG") standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders. As such, such information may not, and should not be interpreted as necessarily being, "material" under the federal securities laws for SEC reporting purposes, even if we use the word "material" or "materiality" in this document. ESG information is also often reliant on third-party information or methodologies that are subject to evolving expectations and best practices, and our approach to and discussion of these matters may continue to evolve as well. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control.

PART I

Item 1. Business

Overview

The Company is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers and a growing portfolio of mixed-use assets. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders.

The Company began operations through its predecessor, The Kimco Corporation, which was organized in 1966 upon the contribution of several shopping center properties owned by its principal stockholders. In 1973, these principals formed the Company as a Delaware corporation, and, in 1985, the operations of The Kimco Corporation were merged into the Company. The Company completed its initial public stock offering (the "IPO") in November 1991, and, commencing with its taxable year which began January 1, 1992, elected to qualify as a REIT in accordance with Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet several organizational and operational requirements and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. In January of 2023, the Company consummated the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"). This permits the Company to engage in certain business activities that a REIT may not conduct directly, by conducting such business activities through such TRSs. A TRS is subject to federal and state taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. In 1994, the Predecessor reorganized as a Maryland corporation. In March 2006, the Predecessor was added to the S&P 500 Index, an index containing the stock of 500 Large Cap companies, most of which are U.S. corporations. The Company's common stock, Class L Depositary Shares, Class M Depositary Shares, and Class N Depositary Shares are traded on the New York Stock Exchange ("NYSE") under the trading symbols "KIM", "KIMprL", "KIMprM", and "KIMprN", respectively.

The Company is a self-administered REIT and has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties. The Company's ownership interests in real estate consist of its consolidated portfolio and portfolios where the Company owns an economic interest, such as properties in the Company's investment real estate management programs, where the Company partners with institutional investors and also retains management.

The Company began to expand its operations through the development of real estate and the construction of shopping centers but revised its growth strategy to focus on the acquisition and redevelopment of existing shopping centers that include a grocery component. Additionally, the Company developed various residential and mixed-use operating properties and continues to obtain entitlements to embark on additional projects of this nature through re-development opportunities.

The Company has implemented its investment real estate management format through the establishment of various institutional joint venture programs, in which the Company has noncontrolling interests. The Company earns management fees, acquisition fees, disposition fees as well as promoted interests based on achieving certain performance metrics.

In addition, the Company has capitalized on its established expertise in retail real estate by establishing other ventures in which the Company owns a smaller equity interest and provides management, leasing and operational support for those properties. The Company has also provided preferred equity capital to real estate professionals and, from time to time, provides real estate capital, financing and management services to both healthy and distressed retailers. The Company has also made selective investments in secondary market opportunities where a security or other investment is, in management's judgment, priced below the value of the underlying assets, however, these investments are subject to volatility within the equity and debt markets.

As described in greater detail in the Explanatory Note to this Form 10-K, (i) on January 1, 2023, as a result of the Reorganization, the Parent Company, a Maryland corporation, became the successor issuer to the Predecessor, and (ii) on January 3, 2023, the Predecessor converted into Kimco OP, a limited liability company, organized in the State of Delaware. At December 31, 2023, the Parent Company is the managing member of Kimco OP and owns 100% of the limited liability company interests of, and exercises exclusive control over, Kimco OP.

As of December 31, 2023, the Company had interests in 523 shopping center properties (the "Combined Shopping Center Portfolio"), aggregating 89.7 million square feet of gross leasable area ("GLA"), located in 28 states. In addition, the Company had 21 other property interests, primarily through the Company's preferred equity investments and other investments, totaling 5.5 million square feet of GLA.

RPT Merger

On August 28, 2023, the Company and RPT Realty ("RPT") announced that they had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would acquire RPT through a series of mergers (collectively, the "RPT Merger"). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger added 56 open-air shopping centers, 43 of which are wholly owned and 13 of which are owned through a joint venture, comprising 13.3 million square feet of GLA, to the Company's existing portfolio of 523 properties. In addition, pursuant to the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares, and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of the Company's 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share (the "Class N Preferred Stock"). In connection with the RPT Merger, the Company issued 53.0 million shares of common stock, 1.8 million shares of Class N Preferred Stock, and 953,400 OP Units. See Footnote 28 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Economic Conditions

The economy continues to face several issues, including inflation risk, liquidity constraints, lack of qualified employees, tenant bankruptcies and supply chain disruptions, which could impact the Company and its tenants. In response to the rising rate of inflation, the Federal Reserve steadily increased interest rates and has kept them at elevated levels. The Federal Reserve may continue to increase interest rates or maintain these elevated levels, until the rate of inflation begins to decrease. These elevated interest rates could adversely impact the business and financial results of the Company and its tenants. In addition, slower economic growth and the potential for a recession could have an adverse effect on the Company and its tenants. This could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties.

Any of these events could materially adversely impact the Company's business, financial condition, results of operations or stock price. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators. If the Company determines that any of its assets are impaired, the Company would be required to take impairment charges, and such amounts could be material.

Business Objective and Strategies

The Company has developed a strong nationally diversified portfolio of open-air, grocery anchored shopping centers located in drivable first-ring suburbs primarily within 18 major metropolitan sun belt and coastal markets, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. As of December 31, 2023, the Company derived 86% of its proportionate share of annualized base rental revenues from these top major metro markets. The Company's shopping centers provide essential, necessity-based goods and services to the local communities and are primarily anchored by a grocery store, home improvement center, off-price retailer, discounter and/or service-oriented tenant.

The Company's focus on high-quality locations has led to significant opportunities for value creation through the reinvestment in its assets to add density, replace outdated shopping center concepts, and better meet changing consumer demands. In order to add density to existing properties, the Company has obtained multi-family entitlements for 9,945 units of which 3,157 units have been constructed as of December 31, 2023. The Company continues to place strategic emphasis on live/work/play environments and in reinvesting in its existing assets, while building shareholder value. This philosophy is exemplified by the Company's Signature Series™ properties which include key value creation projects in our portfolio that exemplify our transformation and highlight our focus on quality, concentration around core metropolitan statistical areas, and/or growth through redevelopment and development opportunities. Signature Series properties also include fully entitled, shovel-ready mixed-use projects, and opportunities that we continue to identify and entitle as we seek to achieve the highest and best use of our real estate, enhance our communities, and create value for our stakeholders for years to come.

The strength and security of the Company's balance sheet remains central to its strategy. The Company's strong balance sheet and liquidity position are evidenced by its investment grade unsecured debt ratings (BBB+/Baa1) by two major ratings agencies. The Company maintains one of the longest weighted average debt maturity profiles in the REIT industry, now at 8.7 years. The Company expects to continue to take steps to reduce leverage, unencumber assets and maintain its strong debt coverage metrics as mixed-use projects and redevelopments continue to come online and contribute additional cash flow growth.

Business Objective

The Company's primary business objective is to be the premier owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets, in the U.S. The Company believes it can achieve this objective by:

- increasing the value of its existing portfolio of properties and generating higher levels of portfolio growth;
- increasing cash flows for reinvestment and/or for distribution to shareholders while maintaining conservative payout ratios;
- maintaining strong debt metrics and our BBB+/Baa1 unsecured debt ratings
- continuing growth in desirable demographic areas with successful retailers, primarily focused on grocery anchors; and
- increasing the number of entitlements for residential use.

Business Strategies

The Company believes it is well positioned to achieve sustainable growth, with its strong core portfolio and its recent acquisitions allowing the Company to achieve higher occupancy levels, increased rental rates and rental growth in the future. The Company identified the following components to effectively execute and achieve its strategic goals:

Own and Operate

- Own and operate open-air, grocery-anchored shopping centers and mixed-use assets where we can benefit from economies of scale.

Maintain and Grow

- Maintain and grow our nationally diversified portfolio located in the high-barrier-to-entry first-ring suburbs of our top major metropolitan sun belt and coastal markets.

Provide Essentials

- Provide essential, necessity-based goods and services to local communities with centers anchored by grocery and off-price tenants.

Unlock Value

- Unlock the highest and best use of our real estate through our entitlement program and mixed-use redevelopment projects.

Balance Sheet Strength

- Maintain a strong balance sheet with a significant level of liquidity.

Environmental, Social & Governance

- Lead in Environmental, Social & Governance, delivering value to investors, tenants, employees and communities.

The Company has identified the following areas where it is well positioned for sustainable growth in the future.

High-Quality Portfolio & Operating Platform

- Well positioned, grocery anchored portfolio in major sun belt and coastal markets, with 95% of the portfolio within the sun belt and/or coastal markets
- 86% of annual base rent comes from the Company's top major metro markets
- Highly diversified tenant base led by healthy mix of essential, necessity-based tenants and omni channel retailers
- Provide critical last-mile solution to its diverse pool of tenants

Significant Financial Strength

- Maintain a strong balance sheet and liquidity position with an emphasis on reduced leverage and a sustainable and growing dividend
- Over $2.8 billion of immediate liquidity, including the Company's $2.0 billion unsecured revolving credit facility
- 8.7-year consolidated weighted average debt maturity profile
- Over 485 unencumbered properties; approximately 91% of the centers in the Company's portfolio

Accretive & Opportunistic Capital Allocation

- Generate additional internal and external growth through accretive acquisitions, (re)development and "Plus"/Structured investments
- Growth through a curated collection of mixed-use projects and redevelopments
- Opportunistic acquisition and structured investment platform ("Plus") business focused on accretive unique opportunities

ESG Leadership Focus

- Over 60 years of delivering value to investors, tenants, employees, and communities
- ESG approach is aligned with core business strategy
- Proactive approach to quantifying, disclosing and managing climate, reputational and other risks
- Commitment to DE&I, ethics and governance practices at the Board, management, and employee levels

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2023, no single open-air shopping center accounted for more than 1.3% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.4% of the Company's total shopping center GLA. Furthermore, at December 31, 2023, the Company's single largest tenant represented only 3.7%, and the Company's five largest tenants aggregated less than 11.3%, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of open-air shopping centers, the Company has established close relationships with major national and regional retailers and maintains a broad network of industry contacts. Management is associated with and/or actively participates in many shopping center and REIT industry organizations. Notwithstanding these relationships, there are numerous regional and local commercial developers, real estate companies, financial institutions and other investors who compete with the Company for the acquisition of properties and other investment opportunities and in seeking tenants who will lease space in the Company's properties.

The Company's executive and senior management teams are seasoned real estate operators with extensive retail and public company leadership experience. The Company's management has a deep industry knowledge and well-established relationships with retailers, brokers, and vendors through many years of operational and transactional experience, as well as significant capital markets capabilities. The Company believes that management's expertise, experience, reputation, and key relationships in the retail real estate industry provides it with a significant competitive advantage in attracting new business opportunities.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property and the Americans with Disabilities Act of 1990.

In addition, see Item 1A. Risk Factors for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our audited consolidated financial statements and the related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Human Capital Resources

The Company believes that its associates are one of its strongest resources and that a variety of perspectives and experiences found in its diverse workforce sparks innovation and enriches Company culture. The Company is committed to equitable and inclusive best practices in all phases of the associate life cycle, including recruitment, training, development and promotion. By cultivating high levels of associate satisfaction, management's goal is to ensure the Company remains a significant driving force in commercial real estate well into the future.

The Company has been and will continue to be an equal opportunity employer committed to hiring, developing, and supporting its highly inclusive workplace. The Company takes steps to support its commitment that employment decisions (including how persons are recruited, hired, assigned and promoted) are not made on the basis of any legally protected characteristic. All of our employees must adhere to a Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes required, regular internal training on preventing, identifying, reporting and stopping any type of discrimination and/or retaliation.

To attract and retain high performing individuals, we are committed to partnering with our associates to provide opportunities for their professional development and promote their health and well-being. We offer a broad range of benefits, and we believe our compensation package and benefits are competitive with others in our industry. Our benefits programs include a robust offering of medical, dental, vision, life, disability and a number of exciting ancillary benefits, all of which require very low associate contributions or are offered at no cost to associates. The Company also provides a Safe Harbor 401(k) program with both pretax and Roth offerings including a robust, fully vested matching contribution.

The Company has been recognized as a Great Place to Work® for six consecutive years as well as a One of the 2023 Best Workplaces in Real Estate™, both of which are based on anonymous third-party surveys and feedback collected from our associates. Additionally, the Company was once again designated a Leader in LGBTQ+ Workplace Inclusion having achieved the highest score on the Human Rights Campaign Foundation's 2023-2024 Corporate Equality Index, one of only a few REITs earning the Equality 100 Award.

The Company operates under a hybrid work model, which balances associates' need for valuable face-to-face interactions with individual preferences for ideal work conditions. By continuing to focus on communication, collaboration, and innovation, and by encouraging associates to protect their personal time and be deliberate in where and how they choose to work, management is confident that the model results in a happier, engaged, and more efficient workforce.

The Company's executive and management team promotes a true "open door" environment in which all feedback and suggestions are welcome. Whether it be through regular all employee calls, department meetings, frequent training sessions, Coffee Connections with the executive team, use of our BRAVO recognition program, or participation in our LABS (Leaders Advancing Business Strategy) program, associates are encouraged to be inquisitive and share ideas. Those ideas have resulted in a number of programs and benefit enhancements.

The Company promotes physical health, including access to a national gym membership program for associates and their family members as well as host to regular wellness and nutrition seminars and health screenings. The Company also feels it is important that our associates are engaged and active in the community. Across our numerous offices, associates host volunteer and social activities. Whether we're participating in walks, runs, food or toy drives, the Company promotes and supports associate volunteerism with two volunteer days off per year and a company matching program in support of each associates charitable endeavors. The Company also encourages associates to directly drive strategy around the Company's environmental, social and governance initiatives through participation in five associate-driven KIMunity Councils focused in the areas of diversity, equity and inclusion, giving, wellness, sustainability, and tenant engagement.

The Company recognizes the importance of advanced education and provides funds for scholarship programs to benefit the children of our associates as well as students interested in pursuing careers in real estate.

The Company's executive offices are located at 500 North Broadway, Suite 201, Jericho, NY 11753, a mixed-use property that is wholly owned by the Company, and its telephone number is (516) 869-9000 or 1-800-764-7114. Nearly all corporate functions, including legal, data processing, finance and accounting are administered by the Company from its executive offices in Jericho, New York and supported by the Company's regional offices. As of December 31, 2023, a total of 660 persons were employed by the Company, of which 31% were located in our corporate office with the remainder located in 26 offices throughout the United States. The average tenure of our employees was 9.4 years.

Environmental, Social and Governance ("ESG") Programs

The Company strives to build a thriving and viable business, one that succeeds by delivering long-term value for its stakeholders. We believe that the Company's ESG programs are aligned with its core business strategy of creating destinations for everyday living that inspire a sense of community and deliver value to its many stakeholders.

The Company has identified the following five pillars that outline the Company's current strategic priorities within our ESG program. The Company has defined 16 ESG goals that expand upon the Company's commitment with clear targets in each pillar:

Communicate Openly with Stakeholders Regularly engage with key stakeholders, reporting relevant information on pertinent issues	• Regularly engage with key stakeholders and annually report relevant ESG information in alignment with leading ESG disclosure standards
Embrace the Future of Retail Foster a sense of place at our shopping centers, creating people-centered properties for enhanced convenience and accessibility	Committed to: • Construct or entitle at least 12,000 residential units by 2025, as part of our effort to create quality mixed-use live-work-play environments • Establish Curbside Pickup infrastructure at 100% of all qualified locations by 2025 • Establish dedicated space for the activation of outside common areas at 20% of properties by 2030 • Establish low-carbon transportation infrastructure at 25% of properties by 2025
Engage Tenants and Communities Support tenant success and foster community well-being, serving as a positive presence	Committed to: • Maintain an average tenant satisfaction rate of at least 80% • Give $1.0 million annually in cash and in-kind contributions to support small businesses and charitable causes in the communities in which we operate
Lead in Operations and Resiliency Enhance operational efficiency and safeguard assets from operational disruption	Committed to: • Invest $500.0 million in eligible Green Bond projects by 2030 • Reduce Scope 1 and 2 GHG emissions by 30% from 2018 to 2030, and achieve net zero Scope 1 and 2 GHG emissions by 2050. Partner with tenants to quantify and reduce Scope 3 emissions, establishing a Scope 3 emmissions reduction goal by 2025 • Improve common area water efficiency at properties by 20% by 2025 • Achieve 50% waste diversion rate for waste-to-landfill in our corporate offices by 2025 • Establish a comprehensive Vendor Business Practices Policy and expand supply chain reporting
Foster an Engaged, Inclusive and Ethical Team Actively cultivate employee satisfaction and foster diversity and inclusion across organizational levels	Committed to: • Maintain an average employee satisfaction rate of at least 90% • Continue progress on programs to recruit, develop and retain talent from a diversity of backgrounds • Provide 100% of employees with individual development opportunities and maintain a voluntary turnover rate below 10% annually • Achieve 75% participation in employee well-being programs annually

The Company has aligned its annual reporting towards standards from the Global Reporting Initiative ("GRI"), Sustainability Accounting Standards Board ("SASB") and Task Force on Climate-related Financial Disclosures ("TCFD"). The Company also discloses aggregate-level EEO-1 workforce data that can be found on the Company's website, which data and website contents are not incorporated by reference hereto. Additional ESG information of relevance to stakeholders can be found on the Company's website, the contents of which are not incorporated by reference and do not form a part of this Form 10-K.

The Company's Board of Directors sets the Company's overall ESG program objectives and oversees enterprise risk management. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for overseeing the Company's efforts with regard to the Company's ESG matters.

The Company recognizes that climate change is one of the most significant stakeholder issues of our times, threatening the viability of economic and environmental systems globally. The scientific community has studied climate change and a consensus exists that warming is occurring outside the boundaries of historical planetary trends due in significant part, to human activity. As a real estate portfolio owner, the Company monitors physical and transition risks as well as opportunities posed to its business by climate change and quantifies and discloses the climate impacts of its activities. The Company has established a near-term greenhouse gas ("GHG") emissions reduction target of reducing Scope 1 and 2 emissions 30% from a 2018 baseline by 2030, and separately has a target of achieving net zero Scope 1 and 2 GHG emissions by 2050.

Climate risks and opportunities are generally evaluated at both the corporate and individual asset level. The following table summarizes relevant climate risks identified as a part of the Company's ongoing risk assessment process. The Company may be subject to other climate risks not included below.

Climate Risk	**Description**
Physical	
Acute Hazards - Windstorms	Increased frequency and intensity of windstorms, such as hurricanes, could lead to property damage, loss of property value, increased operation and capital costs and insurance premiums, and interruptions to business operations.
Acute Hazards - Flooding	Change in rainfall conditions leading to increased frequency and severity of flooding could lead to property damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations.
Chronic Stressors - Sea Level Rise	Rising sea levels could lead to storm surge and other potential impacts for low-lying coastal properties leading to damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations.
Chronic Stressors - Wildfires	Change in fire potential could lead to permanent loss of property, stress on human health (air quality) and stress on ecosystem services.
Chronic Stressors - Heat and Water Stress	Increases in temperature could lead to droughts and decreased available water supply could lead to higher utility usage and supply interruptions.
Transition	
Policy and Legal	Regulations at the federal, state and local levels, in addition to stakeholder adherence to international regulations, could impose additional operating and capital costs associated with utilities, energy efficiency, building materials and building design.
Reputation and Market	Increased interest among retail tenants in building efficiency, sustainable design criteria and "green leases", which incorporate provisions intended to promote sustainability at the property, could result in decreased demand for outdated space. Potential for fluctuating costs for carbon intensive raw materials used to construct and renovate properties.
Technology	Increasing market and regulatory expectations may result in increased investment in upgrading technology and assets, including training and startup costs.

The Company's approach in mitigating these risks include but are not limited to (i) carrying additional insurance coverage relating to flooding and windstorms, (ii) maintaining a geographically diversified portfolio, which limits exposure to event driven risks, (iii) creating a form "green lease" for its tenants which incorporates varied criteria that align landlord and tenant sustainability priorities as well as establishing green construction criteria and (iv) implementing emergency preparedness and operational energy and water efficiency programs.

In 2020, the Company issued $500.0 million in 2.70% notes due 2030 in its inaugural green bond offering. The net proceeds from this offering are allocated to finance or refinance, in whole or in part, recently completed, existing or future eligible green projects, which projects are to be aligned with the four core components of the Green Bond Principles, 2018 as administered by the International Capital Market Association. Additionally, the Company's $2.0 billion Credit Facility (as defined below) is a green credit facility which incorporates rate adjustments associated with attainment (or nonattainment) of Scope 1 and 2 greenhouse gas emissions reductions.

Information About Our Executive Officers

The following table sets forth information with respect to the executive officers of the Company as of December 31, 2023:

Name	Age	Position	Joined Kimco
Milton Cooper	94	Executive Chairman of the Board of Directors	Co-Founder
Conor C. Flynn	43	Chief Executive Officer	2003
Ross Cooper	41	President and Chief Investment Officer	2006
Glenn G. Cohen	59	Executive Vice President, Chief Financial Officer	1995
David Jamieson	43	Executive Vice President, Chief Operating Officer	2007

Available Information

The Company's website is located at *http://www.kimcorealty.com*. The information contained on our website does not constitute part of this Form 10-K. On the Company's website you can obtain, free of charge, a copy of this Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable, after we file such material electronically with, or furnish it to, the SEC. The public may read and obtain a copy of any materials we file electronically with the SEC at *http://www.sec.gov*.

Item 1A. Risk Factors

We are subject to certain business and legal risks including, but not limited to, the following:

Risks Related to Our Business and Operations

Adverse global market and economic conditions may impede our ability to generate sufficient income and maintain our properties.

Our properties consist primarily of open-air shopping centers, including mixed-use assets, and other retail properties. Our performance, therefore, is generally linked to economic conditions in the market for retail space. The economic performance and value of our properties is subject to all of the risks associated with owning and operating real estate, including but not limited to:

- changes in the national, regional and local economic climate;
- local conditions, including an oversupply of, or a reduction in demand for, space in properties like those that we own or operate;
- trends toward smaller store sizes as retailers reduce inventory and develop new prototypes;
- increasing use by customers of e-commerce and online store sites;
- the attractiveness of our properties to tenants;
- market disruptions due to global pandemics or other health epidemics;
- the ability of tenants to pay rent, particularly anchor tenants with leases in multiple locations;
- tenants who may declare bankruptcy and/or close stores;
- competition from other available properties to attract and retain tenants;
- changes in market rental rates;
- the need to periodically pay for costs to repair, renovate and re-let space;
- ongoing consolidation in the retail sector;
- the excess amount of retail space in a number of markets;
- changes in operating costs, including costs for maintenance, insurance and real estate taxes;
- the expenses of owning and operating properties, which are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties;
- changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes;
- acts of terrorism and war and acts of God, including physical and weather-related damage to our properties;
- the continued service and availability of key personnel; and
- the risk of functional obsolescence of properties over time.

Competition may limit our ability to purchase new properties or generate sufficient income from tenants and may decrease the occupancy and rental rates for our properties.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. Open-air shopping centers, including mixed-use assets, or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at or prior to renewal. Retailers at our properties may face increasing competition from other retailers, e-commerce, outlet malls, discount shopping clubs, telemarketing or home shopping networks, all of which could (i) reduce rents payable to us; (ii) reduce our ability to attract and retain tenants at our properties; or (iii) lead to increased vacancy rates at our properties. We may fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants' businesses, which may cause tenants to close stores or default in payment of rent.

We face competition in the acquisition or development of real property from others engaged in real estate investment that could increase our costs associated with purchasing and maintaining assets. Some of these competitors may have greater financial resources than we do. This could result in competition for the acquisition of properties for tenants who lease or consider leasing space in our existing and subsequently acquired properties and for other investment or development opportunities.

Our performance depends on our ability to collect rent from tenants, including anchor tenants, our tenants' financial condition and our tenants maintaining leases for our properties.

At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close stores or declare bankruptcy. Any of these actions could result in the termination of tenants' leases and the loss of rental income attributable to these tenants' leases. In the event of a default by a tenant, we may experience delays and costs in enforcing our rights as landlord under the terms of the leases.

In addition, multiple lease terminations by tenants, including anchor tenants, or a failure by multiple tenants to occupy their premises in a shopping center could result in lease terminations or significant reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all, and our rental payments from our continuing tenants could significantly decrease. The occurrence of any of the situations described above, particularly involving a substantial tenant with leases in multiple locations, could have a material adverse effect on our financial condition, results of operations and cash flows.

A tenant that files for bankruptcy protection may not continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from the tenant or the lease guarantor, or their property, unless the bankruptcy court permits us to do so. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold, if at all.

The success of our tenants in operating their businesses and their corresponding ability to pay us rent continue to be significantly impacted by many current economic challenges, which impact the performance of their businesses, including, but not limited to, inflation, labor shortages, supply chain constraints, decreasing consumer confidence and discretionary spending, and increasing energy prices and interest rates.

E-commerce and other changes in consumer buying practices present challenges for many of our tenants and may require us to modify our properties, diversify our tenant composition and adapt our leasing practices to remain competitive.

Many of our tenants face increasing competition from e-commerce and other sources that could cause them to reduce their size, limit the number of locations and/or suffer a general downturn in their businesses and ability to pay rent. We may also fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting change in retailing practices and space needs of our tenants, which could have an adverse effect on our results of operations and cash flows. We are focused on anchoring and diversifying our properties with tenants that are more resistant to competition from e-commerce (e.g., groceries, essential retailers, restaurants and service providers), but there can be no assurance that we will be successful in modifying our properties, diversifying our tenant composition and/or adapting our leasing practices.

Our expenses may remain constant or increase, even if income from our Combined Shopping Center Portfolio decreases, which could adversely affect our financial condition, results of operations and cash flows.

Costs associated with our business, such as common area expenses, utilities, insurance, real estate taxes, mortgage payments, and corporate expenses are relatively inflexible and generally do not decrease in the event that a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. In addition, inflation could result in higher operating costs. If we are unable to lower our operating costs when revenues decline and/or are unable to pass along cost increases to our tenants, our financial condition, results of operations and cash flows could be adversely impacted.

We may be unable to sell our real estate property investments when appropriate or on terms favorable to us.

Real estate property investments are illiquid and generally cannot be disposed of quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from sale. In addition, the Code includes certain restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on terms favorable to us within a time frame that we would need. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.

Certain properties we own have a low tax basis, which may result in a taxable gain on sale. We may utilize like-kind exchanges qualifying under Section 1031 of the Code ("1031 Exchanges") to mitigate taxable income; however, there can be no assurance that we will identify properties that meet our investment objectives for acquisitions. In the event that we do not utilize 1031 Exchanges, we may be required to distribute the gain proceeds to shareholders or pay income tax, which may reduce our cash flow available to fund our commitments.

We may acquire or develop properties or acquire other real estate related companies, and this may create risks.

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not succeed in consummating desired acquisitions or in completing developments on time or within budget. When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover the costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention from other activities. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance. We may also abandon acquisition or development opportunities that management has begun pursuing and consequently fail to recover expenses already incurred and will have devoted management's time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of the acquisition. In addition, development of our existing properties presents similar risks.

Newly acquired or re-developed properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. We may not succeed with this integration or effectively manage additional properties, particularly in secondary markets. Also, newly acquired properties may not perform as expected.

We face risks associated with the development of mixed-use commercial properties.

We operate, are currently developing, and may in the future develop, properties either alone or through joint ventures with other persons that are known as "mixed-use" developments. This means that, in addition to the development of retail space, the project may also include space for residential, office, hotel or other commercial purposes. We have less experience in developing and managing non-retail real estate than we do with retail real estate. As a result, if a development project includes a non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience developing properties for such use or partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves, including providing any necessary financing. In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better

location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. In the case of office properties, the risks also include changes in space utilization by tenants due to technology, economic conditions and business culture, declines in financial condition of these tenants and competition for credit worthy office tenants. In the case of hotel properties, the risks also include increases in inflation and utilities that may not be offset by increases in room rates. We are also dependent on business and commercial travelers and tourism. Because we have less experience with residential, office and hotel properties than with retail properties, we expect to retain third parties to manage our residential and other non-retail components as deemed warranted. If we decide to not sell or participate in a joint venture and instead hire a third-party manager, we would be dependent on them and their key personnel who provide services to us, and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

Construction projects are subject to risks that materially increase the costs of completion.

In the event that we decide to redevelop existing properties, we will be subject to risks and uncertainties associated with construction and development. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions, especially in an inflationary environment, between development commencement and stabilization, risks related to construction labor disruptions, adverse weather, acts of God or shortages of materials and labor which could cause construction delays and risks related to increases in the cost of labor and materials which could cause construction costs to be greater than projected and adversely impact the amount of our development fees or our financial condition, results of operations and cash flows.

Supply chain disruptions and unexpected construction expenses and delays could impact our ability to timely deliver spaces to tenants and/or our ability to achieve the expected value of a construction project or lease, thereby adversely affecting our profitability.

The construction and building industry, similar to many other industries, is experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. Materials, parts and labor have also increased in cost over the past year or more, sometimes significantly and over a short period of time. We may incur costs for a property renovation or tenant buildout that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, which could result in increased debt service expense or construction costs. Additionally, some tenants may have the right to terminate their leases if a renovation project is not completed on time. The time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant and materially adversely affect our profitability.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Investigation of a property may reveal non-compliance with the ADA. The requirements of the ADA, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the ADA may require expensive changes to the properties.

We do not have exclusive control over our joint venture and preferred equity investments, such that we are unable to ensure that our objectives will be pursued.

We have invested in some properties as a co-venturer or a partner, instead of owning directly. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, the co-venturer or partner might have interests or goals that are inconsistent with ours, take action contrary to our interests or otherwise impede our objectives. These investments involve risks and uncertainties. The co-venturer or partner may fail to provide capital or fulfill its obligations, which may result in certain liabilities to us for guarantees and other commitments. Conflicts arising between us and our partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements. The co-venturer or partner also might become insolvent or bankrupt, which may result in significant losses to us.

In addition, joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as:

- our joint venture partner having potentially inferior financial capacity or diverging business goals and strategies, which could lead to actions not aligned with our interests;
- our inability to take actions with respect to the joint venture activities that we believe are favorable to us if our joint venture partner does not agree;
- our inability to control the legal entity that has title to the real estate associated with the joint venture;
- our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources;
- our joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and
- our joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our joint venture and preferred equity investments generally own real estate properties for which the economic performance and value are subject to all the risks associated with owning and operating real estate as described above.

We may not be able to recover our investments in marketable securities, mortgage receivables or other investments, which may result in significant losses to us.

Our investments in marketable securities are subject to specific risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer, which may result in significant losses to us. Marketable securities are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in marketable securities are subject to risks of:

- limited liquidity in the secondary trading market;
- substantial market price volatility, resulting from changes in prevailing interest rates;
- subordination to the prior claims of banks and other senior lenders to the issuer;
- the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and
- the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn.

These risks may adversely affect the value of outstanding marketable securities and the ability of the issuers to make distribution payments.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnotes 8 and 28 of the Notes to Consolidated Financial Statements included in this Form 10-K for additional discussion regarding the shares held by the Company of Albertsons Companies, Inc. ("ACI").

Our investments in mortgage receivables are subject to specific risks relating to the borrower and the underlying property. In the event of a default by a borrower, it may be necessary for us to foreclose our mortgage or engage in costly negotiations. Delays in liquidating defaulted mortgage loans and repossessing and selling the underlying properties could reduce our investment returns. Furthermore, in the event of default, the actual value of the property collateralizing the mortgage may decrease. A decline in real estate values will adversely affect the value of our loans and the value of the properties collateralizing our loans.

Our mortgage receivables may be or become subordinated to mechanics' or materialmen's liens or property tax liens. In these instances, we may need to protect a particular investment by making payments to maintain the current status of a prior lien or discharge it entirely. Where that occurs, the total amount we recover may be less than our total investment, resulting in a loss. In the event of a major loan default or several loan defaults resulting in losses, our investments in mortgage receivables would be materially and adversely affected.

The economic performance and value of our other investments, which we do not control, are subject to risks associated with owning and operating retail businesses, including:

- changes in the national, regional and local economic climate;
- the adverse financial condition of some large retailing companies;
- increasing use by customers of e-commerce and online store sites; and
- ongoing consolidation in the retail sector.

A decline in the value of our other investments may require us to recognize an other-than-temporary impairment ("OTTI") against such assets. When the fair value of an investment is determined to be less than its amortized cost at the balance sheet date, we assess whether the decline is temporary or other-than-temporary. If we intend to sell an impaired asset, or it is more likely than not that we will be required to sell the impaired asset before any anticipated recovery, then we must recognize an OTTI through charges to earnings equal to the entire difference between the asset's amortized cost and its fair value at the balance sheet date. When an OTTI is recognized through earnings, a new cost basis is established for the asset, and the new cost basis may not be adjusted through earnings for subsequent recoveries in fair value.

Our real estate assets may be subject to impairment charges.

We periodically assess whether there are any indicators that the value of our real estate assets and other investments may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

We intend to continue to sell our lesser quality assets and may not be able to recover our investments, which may result in significant losses to us.

There can be no assurance that we will be able to recover the current carrying amount of all of our lesser quality properties and investments and those of our unconsolidated joint ventures in the future. Our failure to do so would require us to recognize impairment charges for the period in which we reached that conclusion, which could materially and adversely affect our financial condition, results of operations and cash flows.

We have completed our efforts to exit Mexico, Chile, Brazil, Peru and Canada, however, we cannot predict the impact of laws and regulations affecting these international operations, including the United States Foreign Corrupt Practices Act, or the potential that we may face regulatory sanctions.

Our international operations have included properties in Mexico, Chile, Brazil, Peru and Canada and are subject to a variety of United States and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and foreign tax laws and regulations. Although we have completed our efforts to exit our investments in Mexico, South America and Canada, we cannot assure you that our past practices will continue to be found to be in compliance with such laws or regulations. In addition, we cannot predict the manner in which such laws or regulations might be administered or interpreted, or when, or the potential that we may face regulatory sanctions or tax audits as a result of our international operations.

We have experienced cybersecurity attacks and could in the future be subject to significant disruption, data loss or other security incidents or breaches.

Our information technology ("IT") networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. While we maintain some of our own critical IT networks and related systems, we also depend on third parties to provide important software, technologies, tools and a broad array of services and operational functions, including payroll, human resources, electronic communications and finance functions. In the ordinary course of our business, we and our third-party service providers collect, process, transmit and store sensitive information and data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information.

We, and our third-party service providers like all businesses, are subject to cyberattacks and security incidents, which threaten the confidentiality, integrity, and availability of our systems and information resources. Those attacks and incidents may be due to intentional or unintentional acts by employees, customers, contractors or third parties, who seek to gain unauthorized access to our or our service providers' systems to disrupt operations, corrupt data, or steal confidential or personal information through malware, computer viruses, ransomware, software or hardware vulnerabilities, social engineering (e.g., phishing attachments to e-mails) or other vectors.

The risk of a cybersecurity attack, breach or operational disruption, particularly through a cyber incident, including by computer hackers, foreign governments or cyber terrorists, has generally increased. Attack methodologies change frequently or are not recognized until launched, and we may be unable to investigate or remediate incidents because attackers increasingly use techniques and tools, including artificial intelligence, that circumvent controls, avoid detection, and remove obscure forensic evidence. There can be no assurance that our cybersecurity risk management program, security controls and security process, or those of our third-party services providers will be fully implemented, complied with, or effective or that attempted security breaches or disruptions would not be successful or damaging.

We have in the past experienced adverse events that have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. For example, in February 2023, the Company experienced a criminal ransomware attack affecting data contained on legacy servers of Weingarten Realty Investors ("WRI"). The Company acquired WRI in August 2021. The affected servers and exfiltrated data were on the WRI network. The WRI network is separate and is not connected to the Company's network. The Company promptly initiated an investigation and its response protocols, including deploying containment measures such as taking affected systems offline, implementing enhanced monitoring technology and data recovery processes. The Company also notified federal law enforcement, engaged the services of cybersecurity and forensics professionals, and restored affected systems. The WRI network data is historical and stored for archival purposes. We have acquired in the past and may acquire in the future companies with cybersecurity vulnerabilities or unsophisticated security measures, which could expose us to significant cybersecurity, operational, and financial risks.

A cyber incident could materially affect our operations and financial condition by:

- disrupting the proper functioning of our networks and systems and, therefore, our operations and/or those of certain of our tenants;
- resulting in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;
- resulting in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- resulting in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
- resulting in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- requiring significant management attention and resources to remediate systems, fulfill compliance requirements and/or to remedy any damages that result;
- subjecting us to regulatory enforcement, including investigative costs and fines or penalties;
- subjecting us to litigation claims for negligence, breach of contract or other agreements or other causes of action, potentially resulting in remedies such as damages, credits, penalties or termination of leases or other agreements; or
- damaging our reputation among our tenants, investors and associates.

The occurrence or perception of a cyberattack or security incident could result in operational interruption, damage to our relationship with our tenants, and confidential data exposure. In addition, federal and state governments and agencies have enacted, and continue to develop, broad data protection legislation, regulations, and guidance that require companies to increasingly implement, monitor and enforce reasonable cybersecurity measures. These governmental entities and agencies are aggressively investigating and enforcing such legislation, regulations and guidance across industry sectors and companies. We may be required to expend significant capital and other resources to address an attack or incident, including those as a result of the February 2023 incident involving the WRI legacy servers, and our insurance may not cover some or all of our losses resulting from an attack or incident. These losses may include payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services, in addition to any remedies or relief that may result from legal proceedings. The incurrence of these losses, costs or business interruptions may adversely affect our reputation as well as our financial condition, results of operations and cash flows.

Artificial intelligence presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We have adopted generative artificial intelligence tools into our systems for specific use cases reviewed by legal and information security. Our vendors may incorporate generative artificial intelligence tools into their services and deliverables without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or a privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information, and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

We may be subject to liability under environmental laws, ordinances and regulations.

Under various federal, state, and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances. The Company has environmental insurance coverage on certain of its properties, however this coverage may not be sufficient to cover any or all expenses associated with the aforementioned risks.

Natural disasters, severe weather conditions and the effects of climate change could have an adverse impact on our financial condition, results of operations and cash flows.

Our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, tornados, earthquakes, snowstorms, floods and fires, and the frequency of these natural disasters and severe weather conditions may increase due to climate change. The occurrence of natural disasters, severe weather conditions and the effects of climate change, including extreme temperatures changes to meteorological or hydrological patterns, can delay new development or redevelopment projects, decrease the attractiveness of locations, increase investment costs to repair or replace damaged properties (or make repair or replacement impossible), increase operation costs, including the cost of energy at our properties, increase costs for future property insurance, negatively impact the tenant demand for lease space and cause substantial damages or losses to our properties which could exceed any applicable insurance coverage. The incurrence of any of these losses, costs or business interruptions may adversely affect our financial condition, results of operations and cash flows.

We anticipate the potential effects of climate change will increasingly impact the decisions and analysis we make with respect to our properties, since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring real estate properties. In addition, changes in government legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our development or redevelopment projects without a corresponding increase in revenues, which may adversely affect our financial condition, results of operations and cash flows. Transition impacts of climate change may subject us to increased regulations, reporting requirements (such as the SEC's proposed climate change disclosure rule), standards, or expectations regarding the environmental impacts of our or our tenants' business. Failure to disclose accurate information in a timely manner may also adversely affect our reputation, business, or financial performance. For more information on potential climate-related risks, please refer to our disclosures title "Environmental, Social and Governance ("ESG") Programs" above.

Pandemics or other health crises may adversely affect our tenants' financial condition and the profitability of our properties.

Our business and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of novel coronavirus (COVID-19).

Such events could result in the complete or partial closure of one or more of our tenants' manufacturing facilities or distribution centers, temporary or long-term disruption in our tenants' supply chains from local and international suppliers, and /or delays in the delivery of our tenants' inventory.

The profitability of our properties depends, in part, on the willingness of customers to visit our tenants' businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants' businesses and our tenants' ability to adequately staff their businesses. Such events could adversely impact tenants' sales and/or cause the temporary closure of our tenants' businesses, which could severely disrupt their operations and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial disruption or a prolonged economic downturn could materially and adversely affect the Company's business.

Worldwide financial markets have recently experienced periods of extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies have experienced reduced liquidity and uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, our results of operations, financial position or liquidity could be materially and adversely affected. These market conditions may affect the Company's ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation.

Corporate responsibility, specifically related to ESG factors and commitments, imposes additional costs and expose us to new risks.

Sustainability evaluation is becoming more broadly accepted or expected by investors and shareholders. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies and investment funds based upon ESG or "sustainability" metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's sustainability score as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with companies to require improved ESG disclosure or performance. We may face reputational damage or additional costs in the event our corporate responsibility procedures or standards do not meet the standards set by various constituencies. In addition, the criteria by which companies are rated may change, which could cause us to receive lower scores than previous years. A low sustainability score could result in a negative perception of the Company, or exclusion of our common stock from consideration by certain investors who may elect to invest with our competition instead. In addition, as part of our corporate responsibility, we have adopted certain ESG goals, including greenhouse gas emissions reduction targets and other sustainability initiatives. If we cannot not meet these goals fully or on time, we may face reputational damage. Simultaneously, there are efforts by some parties to restrict companies' efforts on various ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. For example, we note that standards regarding the monitoring and accounting of GHG emissions, as well as any GHG emissions reductions, continues to evolve, and our disclosures on such matters may continue to evolve as well, though we cannot guarantee our disclosures will always be perceived as in keeping with particular best practices. Such disclosures may also be at least partially reliant on third-party information that we have not independently verified or cannot be independently verified. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers or customers, which may adversely impact our business, financial condition, or results of operations.

Our success depends largely on the continued service and availability of key personnel.

We depend on the deep industry knowledge and efforts of key personnel, including our executive officers, to manage our day-to-day operations and strategic business direction. Our ability to attract, retain and motivate key personnel may significantly impact our future performance, and if any of our executive officers or other key personnel depart the Company, for any reason, we may not be able to easily replace such individual. The loss of the services of our executive officers and other key personnel could have a material adverse effect on our financial condition, results of operations and cash flows.

Retail operating conditions may adversely affect our results of operations.

A retail property's revenues and value may be adversely affected by a number of factors, many of which apply to real estate investment generally, but which also include trends in the retail industry and perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property. Our retail properties are public locations, and any incidents of crime or violence, including acts of terrorism, could result in a reduction of business traffic to tenant stores in our properties. Any such incidents may also expose us to civil liability or harm our reputation. In addition, to the extent that the investing public has a negative perception of the retail sector, the value of our retail properties may be negatively impacted.

Our Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure may result in potential conflicts of interest with members of Kimco OP, whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law in connection with their management of the corporation. At the same time, we, as managing member of Kimco OP, our operating company, have fiduciary duties under Delaware law to our operating company and to its members in connection with the management of our operating company. Our duties as managing member of our operating company and to its members may come into conflict with the duties of our directors and officers to the corporation and our stockholders. While the operating agreement contains provisions limiting the fiduciary duties of the managing member to the operating company and its members, the provisions of Delaware law that allow for such limitations have not been fully tested in a court of law.

Risks Related to Our Debt and Equity Securities

We may be unable to obtain financing through the debt and equity markets, which could have a material adverse effect on our growth strategy, our financial condition and our results of operations.

We cannot assure you that we will be able to access the credit and/or equity markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. The inability to obtain financing on a timely basis could have negative effects on our business, such as:

- we could have great difficulty acquiring or developing properties, which would materially adversely affect our investment strategy;
- our liquidity could be adversely affected;
- we may be unable to repay or refinance our indebtedness;
- we may need to make higher interest and principal payments or sell some of our assets on terms unfavorable to us to fund our indebtedness; or
- we may need to issue additional capital stock, which could further dilute the ownership of our existing stakeholders.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on terms favorable to us, if at all, and could significantly reduce the market price of our publicly traded securities.

We are subject to financial covenants that may restrict our operating and acquisition activities.

Our Credit Facility, bank term loans and the indentures under which our senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions that might otherwise be advantageous. In addition, failure to meet any of the financial covenants could cause an event of default under our Credit Facility, bank term loans and the indentures and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

We have a substantial amount of indebtedness and may need to incur more indebtedness in the future.

We have substantial indebtedness. The level of indebtedness could have adverse consequences on our business, such as:

- requiring the Company to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;

- increasing our costs of incurring additional debt;
- subjecting us to floating interest rates;
- limiting our ability to compete with other companies that are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting the Company from making strategic acquisitions, developing properties, or exploiting business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;
- exposing the Company to potential events of default (if not cured or waived) under covenants contained in our debt instruments that could have a material adverse effect on our business, financial condition, and operating results;
- increasing our vulnerability to a downturn in general economic conditions; and
- limiting our ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on our results of operations, financial condition, and liquidity.

We are exposed to interest rate risk, and there can be no assurance that we will manage or mitigate this risk effectively.

We are exposed to interest rate risk, primarily through our unsecured revolving credit facility. Borrowings under our unsecured revolving credit facility bear interest at a floating rate, and as a result an increase in interest rates will increase the amount of interest we must pay. Our interest rate risk may materially change in the future if we increase our borrowings under this facility. A significant increase in interest rates could also make it more difficult to find alternative financing on desirable terms. Increases in interest rates on any of our variable-rate debt would result in an increase in interest expense, which could have an adverse effect on our results of operations, financial condition, and liquidity. For additional information with respect to interest rate risk, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.

Changes in market conditions could adversely affect the market price of our publicly traded securities.

The market price of our publicly traded securities depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- the extent of institutional investor interest in us;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities, including securities issued by other real estate companies;
- our financial condition and performance;
- the market's perception of our growth potential, potential future cash dividends and risk profile;
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares; and
- general economic and financial market conditions.

We may change the dividend policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, operating cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness including preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our Board of Directors deems relevant or are requirements under the Code or state or federal laws. Any negative change in our dividend policy could have a material adverse effect on the market price of our common stock.

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our best interest, and as a result may depress the market price of our securities.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT**.** For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Risks Related to Our Status as a REIT and Related U.S. Federal Income Tax Matters

Loss of our tax status as a REIT or changes in U.S. federal income tax laws, regulations, administrative interpretations or court decisions relating to REITs could have significant adverse consequences to us and the value of our securities.

We have elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. We believe that we are organized and operate in a manner that has allowed us to qualify and will allow us to remain qualified as a REIT under the Code. However, there can be no assurance that we have qualified or will continue to qualify as a REIT for U.S. federal income tax purposes.

Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service (the "IRS") and U.S. Department of the Treasury. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, regulations, administrative interpretations or court decisions could significantly and negatively change the tax laws with respect to qualification as a REIT, the U.S. federal income tax consequences of such qualification or the desirability of an investment in a REIT relative to other investments.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, the composition of our assets and the sources of our gross income. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. Furthermore, we own a direct or indirect interest in certain subsidiary REITs which have elected to be taxed as REITs for U.S. federal income tax purposes under the Code. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. The failure of a subsidiary REIT to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT.

If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available to pay distributions to stockholders for each of the years involved because:

- we would not be allowed a deduction for dividends to stockholders in computing our taxable income, and we would be subject to the regular U.S. federal corporate income tax;
- we could possibly be subject to a federal alternative minimum tax or increased state and local taxes;
- unless we were entitled to relief under statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified; and
- we would not be required to make distributions to stockholders.

Our failure to qualify as a REIT or new legislation or changes in U.S. federal income tax laws, including with respect to qualification as a REIT or the tax consequences of such qualification, could also impair our ability to expand our business or raise capital and have a materially adverse effect on the value of our securities.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular U.S. federal corporate income taxes on the amount we distribute that is less than 100% of our net taxable income each year, including capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While we have historically satisfied these distribution requirements by making cash distributions to our stockholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. Assuming we continue to satisfy these distribution requirements with cash, we may need to borrow funds to meet the REIT distribution requirements and avoid the payment of income and excise taxes even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of cash reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

If Kimco OP were to fail to qualify as a partnership for federal income tax purposes, the Parent Company would fail to qualify as a REIT and suffer other adverse consequences.

We believe that after the RPT Merger, Kimco OP has been organized and operated in a manner that allows it to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes. As an entity treated as a partnership for federal income tax purposes, Kimco OP is not subject to federal income tax on its income. Instead, each of its partners, including the Parent Company, is allocated, and may be required to pay tax with respect to, that partner's share of Kimco OP's income. No assurance can be provided, however, that the IRS will not challenge Kimco OP's status as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating Kimco OP as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, the Parent Company would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Such REIT qualification failure could impair our ability to expand our business and raise capital, and would materially adversely affect the value of the Parent Company's stock and the OP Units. Also, the failure of Kimco OP to qualify as a partnership would cause it to become subject to federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including the Parent Company.

Tax liabilities and attributes inherited in connection with acquisitions may adversely impact our business.

From time to time we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historic tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay tax on any built-in gain attributable to such assets determined as of the date on which we acquired the assets. In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation's earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity's unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, or is held through a taxable REIT subsidiary, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (i.e., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

Risks Relating to the Company after Completion of the RPT Merger

We expect to incur substantial expenses related to the RPT Merger.

We expect to incur substantial expenses in completing the RPT Merger and integrating the business, operations, networks, systems, technologies, policies and procedures of the Company and RPT. There are a large number of processes that must be integrated in the RPT Merger, including leasing, billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While we have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of such integration expenses.

Our stockholders were diluted by the RPT Merger and the trading price of shares of the combined company may be affected by factors different from those affecting the price of shares of our common stock before the RPT Merger.

The RPT Merger diluted the ownership position of our stockholders. After completion of the RPT Merger, our legacy stockholders own approximately 92% of the issued and outstanding shares of our common stock, and legacy RPT stockholders own approximately 8% of the issued and outstanding shares of our common stock. Consequently, our stockholders have somewhat less influence over our management and policies after the RPT Merger than they previously exercised. The results of our operations and the trading price of our common stock after the RPT Merger may also be affected by factors different from those previously affecting our results of operations and the trading prices of our common stock. For example, some of our and RPT's prior institutional investors may elect to decrease their ownership in the combined company. Accordingly, the historical trading prices and financial results of the Company and RPT may not be indicative of trading prices and financial results of the combined company after the RPT Merger.

Following the RPT Merger, we may be unable to integrate the business of RPT successfully or realize the anticipated synergies and related benefits of the RPT Merger or do so within the anticipated time frame.

The RPT Merger involves the combination of two companies, which previously operated as independent public companies, and requires significant management attention and resources. Potential difficulties we may encounter in the integration process include:

- the inability to successfully combine the businesses of the Company and RPT in a manner that permits the Company to achieve the anticipated cost savings from the RPT Merger, which would result in some anticipated benefits of the RPT Merger not being realized in the time frame currently anticipated, or at all;
- the failure to integrate operations and internal systems, programs and controls within the expected time frame or at all;
- the inability to successfully realize the anticipated value from some of RPT's assets;
- lost sales and tenants as a result of certain tenants of either of the Company or RPT deciding not to continue to do business with the combined company;
- complexities associated with combining two companies with different histories, cultures, markets, strategies and customer bases and managing the combined Company;
- any failure of the combined company to retain key employees of either of the two companies;
- potential unknown liabilities and unforeseen increased expenses associated with the RPT Merger; and
- performance shortfalls, including as a result of the diversion of management's attention caused by the RPT Merger and integration.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Company to maintain relationships with tenants, vendors and employees or to achieve the anticipated future opportunities, plans and benefits of the RPT Merger, or could otherwise adversely affect our business, financial condition, results of operations and cash flows.

Following the RPT Merger, we have a substantial amount of indebtedness and may need to incur additional indebtedness in the future.

Following the RPT Merger, we have a substantial amount of indebtedness and may need to incur additional indebtedness. Our substantial indebtedness and the incurrence of new indebtedness could have adverse consequences on our business following the RPT Merger, such as:

- requiring the Company to use a substantial portion of our cash flow provided by operating activities to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;
- increasing our costs of incurring additional debt;
- increasing our exposure to floating interest rates;
- limiting our ability to compete with other companies that are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting the Company from making strategic acquisitions, developing properties, or exploiting business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;
- exposing the Company to potential events of default (if not cured or waived) under covenants contained in our debt instruments;
- increasing our vulnerability to a downturn in general economic conditions; and
- limiting our ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Counterparties to certain agreements with RPT may exercise their contractual rights under such agreements in connection with the RPT Merger.

RPT is party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate such agreements. Under some such agreements, for example certain debt obligations, the RPT Merger constitutes a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the RPT Merger. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under such agreements, including termination rights where available, that the exercise of any such rights will not result in a material adverse effect or that any modifications of such agreements will not result in a material adverse effect to the combined company or its securities subsequent to the RPT Merger.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program leverages the National Institute of Standards and Technology ("NIST") cybersecurity framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems and information;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- cybersecurity awareness training for our employees, incident response personnel, and senior management;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for critical service providers.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We have in the past experienced adverse events that have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. For example, in February 2023, we experienced a criminal ransomware attack affecting data contained on legacy servers of WRI acquired in August 2021. The affected servers and exfiltrated data were on the WRI network. The WRI network is separate and is not connected to our network. We promptly initiated an investigation and our response protocols, including deploying containment measures such as taking affected systems offline, implementing enhanced monitoring technology and data recovery processes. We also notified federal law enforcement, engaged the services of cybersecurity and forensics professionals, and restored affected systems. The WRI network data is historical and stored for archival purposes. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We have experienced cybersecurity attacks and could in the future be subject to significant disruption, data loss or other security incidents or breaches".

Cybersecurity Governance and Oversight

Our Board of Directors ("Board") considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program. Our Audit Committee receives quarterly briefings from our Chief Information Officer regarding the emerging cybersecurity threat and risk landscape as well as our cybersecurity risk management program and related readiness, resiliency, and response efforts. In addition, management will update the Audit Committee, as necessary, regarding significant cybersecurity incidents. Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The Board also receives briefings from management on our cybersecurity risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Officer, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

We have a Cyber Risk Committee ("Cyber Committee") which reviews and reports on cybersecurity risks and related issues. The Cyber Committee is comprised of senior management from various business units within the Company and meets at least quarterly to review the status of the Company's overall cybersecurity risk management program, as well as controls and procedures and to stay up to date regarding relevant legislative, regulatory, and technical developments. The Cyber Committee is responsible for assessing and managing our material risks from cybersecurity threats. The Cyber Committee has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants, and in this capacity, the Committee works closely with an outsourced Chief Information Security Officer firm with decades of combined cybersecurity governance and technology experience.

The Cyber Committee is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

We utilize a variety of administrative, technical and physical safeguards that take into account the nature of our IT environment, information assets and cybersecurity risks posed by both internal and external threats. We have incorporated cybersecurity coverage in our insurance policies, and our goal is to keep our data and systems, as well as our employees, safe from cybersecurity threats.

The Company conducts employee security awareness training and internal phishing exercises. When security issues arise, the Company conducts a prompt investigation and initiates response protocols and other measures to protect the Company and its valued employees and key stakeholders.

Item 2. Properties

Real Estate Portfolio.

As of December 31, 2023, the Company had interests in 523 shopping center properties aggregating 89.7 million square feet of GLA located in 28 states. In addition, the Company had 21 other property interests, primarily through the Company's preferred equity investments and other investments, totaling 5.5 million square feet of GLA. Open-air shopping centers comprise the primary focus of the Company's current portfolio. As of December 31, 2023, the Company's Combined Shopping Center Portfolio, was 96.2% leased.

The Company's open-air shopping center properties, which are generally owned and operated through subsidiaries or joint ventures, had an average size of 171,471 square feet as of December 31, 2023. The Company generally retains its shopping centers for long-term investment and consequently pursues a program of regular physical maintenance together with redevelopment, major renovations and refurbishing to preserve and increase the value of its properties. This includes renovating existing facades, installing uniform signage, resurfacing parking lots and enhancing parking lot lighting. During 2023, the Company expended $151.1 million in connection with property redevelopments and $113.3 million related to improvements.

The Company's management believes its experience in the real estate industry and its relationships with numerous national and regional tenants gives it an advantage in an industry where ownership is fragmented among a large number of property owners. The Company's open-air shopping centers are usually "anchored" by a grocery store, home improvement centers, off-price retailer, discounter or service-oriented tenant. As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of shopping centers, the Company has established close relationships with a large number of major national and regional retailers. Some of the major national and regional companies that are tenants in the Company's shopping center properties include TJX Companies, The Home Depot, Albertsons Companies, Ross Stores, Amazon/Whole Foods Market, Burlington Stores, PetSmart, Ahold Delhaize, Kroger, and Walmart.

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2023, no single open-air shopping center accounted for more than 1.3% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.4% of the Company's total shopping center GLA. At December 31, 2023, the Company's five largest tenants were TJX Companies, The Home Depot, Albertsons Companies, Ross Stores and Amazon/Whole Foods Market, which represented 3.7%, 2.1%, 1.9%, 1.9% and 1.8%, respectively, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

The following table shows the number of properties, total proportionate share of GLA and total proportionate share of annualized base rental revenues (including % of total) for the Company's top 10 major metropolitan markets by total proportionate share of annualized based rent as of December 31, 2023. Amounts for GLA and Annual Base Rent in thousands:

Market	**Rank**	**Number of Properties**	**Total Proportionate Share of GLA**	**Total Proportionate Share of Annual Base Rent**	**% of Gross Annual Rent**
New York	1	71	6,770	$ 166,799	11.7%
Baltimore, Washington D.C.	2	46	8,139	$ 161,295	11.3%
Los Angeles, Orange County, San Diego	3	49	7,570	$ 148,733	10.4%
Miami, Ft. Lauderdale	4	41	6,396	$ 124,806	8.7%
Houston	5	31	6,036	$ 122,453	8.6%
San Francisco, Sacramento, San Jose	6	24	3,076	$ 79,535	5.6%
Phoenix	7	23	4,524	$ 63,453	4.4%
Philadelphia	8	21	3,040	$ 56,567	4.0%
Orlando	9	15	2,373	$ 46,754	3.3%
Raleigh-Durham	10	14	2,905	$ 42,587	3.0%


1
New York
8
Philadelphia
6
San Francisco,
Sacramento, San Jose
2
Baltimore,
Washington
10
Raleigh-Durham
3
Los Angeles, Orange
County, San Diego
7
Phoenix
9
Orlando
5
Houston
4
Miami, Ft. Lauderdale

A substantial portion of the Company's income consists of rent received under long-term leases. Most of the leases provide for the payment of fixed-base rentals monthly in advance and for the payment by tenants of an allocable share of the real estate taxes, insurance, utilities and common area maintenance expenses incurred in operating the shopping centers (certain of the leases provide for the payment of a fixed-rate reimbursement of these such expenses). Although many of the leases require the Company to make roof and structural repairs as needed, a number of tenant leases place that responsibility on the tenant, and the Company's standard small store lease provides for reimbursements by the tenant as part of common area maintenance. Additionally, many of the leases provide for reimbursements by the tenant of capital expenditures.

Minimum base rental revenues, operating expense reimbursements, and percentage rents accounted for 98% of the Company's total revenues from rental properties for the year ended December 31, 2023. The Company's management believes that the base rent per leased square foot for many of the Company's existing leases is generally lower than the prevailing market-rate base rents in the geographic regions where the Company operates, reflecting the potential for future growth. Additionally, a majority of the Company’s leases have provisions requiring contractual rent increases. The Company’s leases may also include escalation clauses, which provide for increases based upon changes in the consumer price index or similar inflation indices.

As of December 31, 2023, the Company’s consolidated operating portfolio, comprised of 426 shopping center properties aggregating 70.8 million square feet of GLA, was 96.1% leased. The consolidated operating portfolio consists entirely of properties located in the U.S., inclusive of Puerto Rico. For the period of January 1, 2023 to December 31, 2023, the Company increased the average base rent per leased square foot, which includes the impact of tenant concessions, in its consolidated portfolio of open-air shopping centers from $19.60 to $20.24, an increase of $0.64. This increase primarily consists of (i) a $0.48 increase relating to rent step-ups within the portfolio and new leases signed, net of leases vacated, (ii) an $0.08 increase relating to acquisitions and transfers and (iii) a $0.08 increase relating to dispositions.

The Company has a total of 8,413 leases in the consolidated operating portfolio. The following table sets forth the aggregate lease expirations for each of the next ten years, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring represents annualized rental revenue, excluding the impact of straight-line rent, for each lease that expires during the respective year. Amounts in thousands, except for number of leases data:

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring		% of Gross Annual Rent
(1)	115	381	$	9,741	0.7%
2024	814	3,965	$	85,798	6.6%
2025	1,167	7,756	$	150,601	11.6%
2026	1,150	9,600	$	164,580	12.7%
2027	1,178	9,559	$	177,095	13.6%
2028	1,218	10,467	$	200,255	15.4%
2029	796	7,299	$	130,729	10.1%
2030	368	2,903	$	65,229	5.0%
2031	355	2,350	$	54,949	4.2%
2032	381	2,717	$	54,113	4.2%
2033	411	3,209	$	61,773	4.8%

(1) Leases currently under a month-to-month lease or in process of renewal.

During 2023, the Company executed 1,620 leases totaling 11.1 million square feet in the Company’s consolidated operating portfolio comprised of 500 new leases and 1,120 renewals and options. The leasing costs associated with these new leases are estimated to aggregate $119.5 million or $39.74 per square foot. These costs include $93.9 million of tenant improvements and $25.6 million of external leasing commissions. The average rent per square foot for (i) new leases was $21.41 and (ii) renewals and options was $19.20. The Company will seek to obtain rents that are higher than amounts within its expiring leases, however, there are many variables and uncertainties which can significantly affect the leasing market at any time; as such, the Company cannot guarantee that future leases will continue to be signed for rents that are equal to or higher than current amounts.

Ground-Leased Properties.

The Company has interests in 38 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land to the Company to construct and/or operate a shopping center. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of these long-term leases, unless extended, the land together with all improvements reverts to the landowner.

More specific information with respect to each of the Company's property interests is set forth in Exhibit 99.1, which is incorporated herein by reference.

Item 3. Legal Proceedings

The Company is not presently involved in any litigation nor, to its knowledge, is any litigation threatened against the Company or its subsidiaries that, in management's opinion, would result in any material effect on the Company's ownership, management or operation of its properties taken as a whole, or which is not covered by the Company's insurance.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information: The Company’s common stock is traded on the NYSE under the trading symbol "KIM".

Holders: The number of holders of record of the Company's common stock, par value $0.01 per share, was 2,853 as of January 31, 2024.

Dividends: Since the IPO, the Company has paid regular quarterly cash dividends to its stockholders. While the Company intends to continue paying regular quarterly cash dividends, future dividend declarations will be paid at the discretion of the Board of Directors and will depend on the actual cash flows of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. The Company’s Board of Directors will continue to evaluate the Company’s dividend policy on a quarterly basis as they monitor sources of capital and evaluate operating fundamentals. The Company is required by the Code to distribute at least 90% of its REIT taxable income determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. The actual cash flow available to pay dividends will be affected by a number of factors, including the revenues received from operating properties, the operating expenses of the Company, the interest expense on its borrowings, the ability of lessees to meet their obligations to the Company, the ability to refinance near-term debt maturities and any unanticipated capital expenditures. The following table reflects the income tax status of distributions per share paid to holders of shares of our common stock:

	Year Ended December 31,	
	2023	**2022**
Dividend paid per share	$ 1.02	$ 0.84
Ordinary income	99%	81%
Capital gains	-	16%
Return of capital	1%	3%

In addition to common stock offerings, the Company has capitalized on the growth in its business through the issuance of unsecured fixed rate medium-term notes, underwritten bonds, unsecured bank debt, mortgage debt and perpetual preferred stock. Borrowings under the Company's unsecured revolving credit facility have also been an interim source of funds to both finance the purchase of properties and other investments and meet any short-term working capital requirements. The various instruments governing the Company's issuance of its unsecured public debt, bank debt, mortgage debt and preferred stock impose certain restrictions on the Company regarding dividends, voting, liquidation and other preferential rights available to the holders of such instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnotes 12, 13 and 18 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company does not believe that the preferential rights available to the holders of its Class L Preferred Stock, Class M Preferred Stock, and Class N Preferred Stock, the financial covenants contained in its public bond indentures, as amended, or the credit agreement for its Credit Facility and bank term loans will have an adverse impact on the Company's ability to pay dividends in the normal course to its common stockholders or to distribute amounts necessary to maintain its qualification as a REIT. See Footnote 28 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company maintains a dividend reinvestment and direct stock purchase plan (the "Plan") pursuant to which common stockholders and other interested investors may elect to automatically reinvest their dividends to purchase shares of the Company’s common stock or, through optional cash payments, purchase shares of the Company’s common stock. The Company may, from time-to-time, either (i) purchase shares of its common stock in the open market or (ii) issue new shares of its common stock for the purpose of fulfilling its obligations under the Plan.

Recent Sales of Unregistered Securities: None.

Issuer Purchases of Equity Securities:

The Company's Board of Directors had authorized the repurchase of up to 894,000 depositary shares of Class L preferred stock and 1,048,000 depositary shares of Class M preferred stock through December 31, 2023, which represented up to an aggregate of 1,942 shares of the Company's preferred stock, par value $1.00 per share. During the year ended December 31, 2023, the Company repurchased 43,777 depositary shares of Class L preferred stock and 23,791 depositary shares of Class M preferred stock for a purchase price of $1.0 million and $0.5 million, respectively. In addition, during January 2024, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock through February 28, 2026.

The Company's Board of Directors also extended its previously authorized common share repurchase program, which is now scheduled to expire February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during the year ended December 31, 2023. As of December 31, 2023, the Company had $224.9 million available under this common share repurchase program.

During the year ended December 31, 2023, the Company repurchased 761,149 shares of the Company's common stock for an aggregate purchase price of $16.3 million (weighted average price of $21.41 per share) in connection with common shares surrendered or deemed surrendered to the Company to satisfy statutory minimum tax withholding obligations in connection with equity-based compensation plans.

The following table presents information regarding the shares of common stock repurchased by the Company during the three months ended December 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2023 – October 31, 2023	213	$ 17.28	-	$ 224.9
November 1, 2023 – November 30, 2023	-	-	-	$ 224.9
December 1, 2023 – December 31, 2023	2,250	22.33	-	$ 224.9
Total	**2,463**	**$ 21.89**	-	

Total Stockholder Return Performance: The following performance chart compares, over the five years ended December 31, 2023, the cumulative total stockholder return on the Company's common stock with the cumulative total return of the S&P 500 Index and the cumulative total return of the NAREIT Equity REITs Index (the "NAREIT Equity REITs") prepared and published by the National Association of Real Estate Investment Trusts ("NAREIT"). The NAREIT Equity REITs Index is a free-float adjusted, market capitalization-weighted index of U.S. equity REITs. Constituents of the index include all tax-qualified REITs with more than 50% of total assets in qualifying real estate assets other than mortgages secured by real property.

Stockholder return performance, presented annually for the five years ended December 31, 2023, is not necessarily indicative of future results. All stockholder return performance assumes the reinvestment of dividends. The information in this paragraph and the following performance chart are deemed to be furnished, not filed.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
(December 2018 to December 2023)
250
200
150
100
50
0
Dollars ($)
12/18
12/19
12/20
12/21
12/22
12/23
Years
Kimco Realty Corporation
S&P 500 Index
FTSE NAREIT Equity REITs Index
*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends, for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.
Source: S&P Global Market Intelligence

Comparison of 5 year cumulative total return data points

	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22	Dec-23
Kimco Realty Corporation	$ 100	$ 150	$ 114	$ 193	$ 172	$ 183
S&P 500	$ 100	$ 131	$ 156	$ 200	$ 164	$ 207
NAREIT Equity REITs	$ 100	$ 126	$ 116	$ 166	$ 126	$ 143

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Form 10-K. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the Consolidated Financial Statements, including trends, should not be taken as indicative of future operations.

The Consolidated Financial Statements of the Company include the accounts of the Company, its wholly owned subsidiaries and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the consolidation guidance of the FASB Accounting Standards Codification. The Company applies these provisions to each of its joint venture investments to determine whether the cost, equity or consolidation method of accounting is appropriate. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. The Company's significant accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K. The Company is required to make subjective assessments, of which, the most significant assumptions and estimates relate to the recoverability of trade accounts receivable, depreciable lives, valuation of real estate and intangible assets and liabilities, and valuation of joint venture investments and other investments. The Company's reported net earnings are directly affected by management's estimate of impairments. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could materially differ from these estimates.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. The Company's analysis of its accounts receivable included (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. The Company includes provision for doubtful accounts in Revenues from rental properties, net. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the receivable balances associated with the lease and will only recognize lease income on a cash basis. In addition to the lease-specific collectability assessment, the analysis also recognizes a general reserve, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against Revenues from rental properties, actual results may differ from those estimates. For example, in the event that the Company's collectability determinations are not accurate, and the Company is required to write off additional receivables equaling 1% of the outstanding accounts and notes receivable, net balance at December 31, 2023, the Company's rental income and net income would decrease by $3.1 million for the year ended December 31, 2023. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, any outstanding lease receivables (including straight-line rent receivables) are reinstated with a corresponding increase to rental income.

Real Estate

Valuation of Real Estate, and Intangible Assets and Liabilities

The Company's investments in real estate properties are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be business combinations are expensed as incurred. Also, upon acquisition of real estate operating properties in either an asset acquisition or business combination, the Company estimates the fair value of acquired tangible assets (consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (consisting of above and below-market leases, in-place leases, and tenant relationships, where applicable), assumed debt and redeemable units issued at the date of acquisition, based on evaluation of information and estimates available at that date. Fair value is determined based on a market approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net earnings.

During 2023, the Company acquired properties for a total purchase price of $346.0 million of which, $5.0 million, or less than 1.4% of the total purchase price, was allocated to above-market leases and $29.3 million, or 8.5% of the total purchase price, was allocated to below-market leases. If the amounts allocated in 2023 to above-market and below-market leases were each reduced by 1% of the total purchase price, the net annual market lease amortization through rental income would decrease by $1.1 million (using the weighted average life of above-market and below-market leases at each respective acquired property).

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of development, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimate of current and projected operating cash flows, net of anticipated construction and leasing costs (undiscounted and unleveraged), of the property over its anticipated hold period is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future costs of materials and labor, operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to reflect the estimated fair value of the property. The Company's estimated fair values are primarily based upon estimated sales prices from signed contracts or letters of intent from third-parties, discounted cash flow models or third-party appraisals. Estimated fair values that are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnotes 3 and 5 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion.

Valuation of Joint Venture Investments and Other Investments

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of the Company's accounting policies and estimates.

Executive Overview

Kimco Realty Corporation is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets. The executive officers are engaged in the day-to-day management and operation of real estate exclusively with the Company, with nearly all operating functions, including leasing, asset management, maintenance, construction, legal, finance and accounting, administered by the Company.

Corporate UPREIT Reorganization

In January of 2023, the Company completed the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. Prior to the Reorganization, the Company's business was conducted through the Predecessor. This Annual Report includes the business and results of operations of the Predecessor for its fiscal years ended December 31, 2022 and 2021. As a result of the Reorganization, the Company became the successor issuer to the Predecessor under the Exchange Act. The Company and Kimco OP have elected to co-file this Annual Report on Form 10-K to ensure continuity of information to investors. For additional information about the Reorganization, please see the Company's Current Reports on Form 8-K filed with the SEC on January 3, 2023 and January 4, 2023.

Financial Highlights

The following highlights the Company's significant transactions, events and results that occurred during the year ended December 31, 2023:

Financial and Portfolio Information:

- Net income available to the Company's common shareholders was $629.3 million, or $1.02 per diluted share, for the year ended December 31, 2023 as compared to $100.8 million, or $0.16 per diluted share, for the year ended December 31, 2022.
- FFO available to the Company's common shareholders was $970.0 million, or $1.57 per diluted share, for the year ended December 31, 2023, as compared to $976.4 million, or $1.58 per diluted share, for the corresponding period in 2022 (see additional disclosure on FFO beginning on page 46).
- Same property net operating income ("Same property NOI") was $1.31 billion and $1.28 billion for the years ended December 31, 2023 and December 31, 2022, respectively, an increase of 2.4% (see additional disclosure on Same property NOI beginning on page 47).
- Executed 1,620 new leases, renewals and options totaling approximately 11.1 million square feet in the consolidated operating portfolio during the year ended December 31, 2023.
- Consolidated operating portfolio occupancy at December 31, 2023 was 96.1% as compared to 95.5% at December 31, 2022.

Acquisitions, Dispositions and Other Activity (see Footnotes 3, 4, 8 and 28 of the Notes to Consolidated Financial Statements included in this Form 10-K):

- Acquired an operating property and five parcels, in separate transactions, for $195.3 million.
- Acquired three properties for an aggregate purchase price of $150.7 million from joint ventures in which the Company previously held noncontrolling ownership interests.
- Disposed of six operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $214.2 million, which resulted in aggregate gains of $75.0 million, before noncontrolling interests and taxes.
- Monetized 14.1 million shares of Albertsons Companies Inc. ("ACI") common stock held by the Company, generating net proceeds of $282.3 million. For tax purposes, the Company recognized a long-term capital gain of $241.2 million. The Company retained the proceeds from this stock sale for general corporate purposes and incurred federal and state taxes of $60.9 million on the taxable gain. As of December 31, 2023 the Company held 14.2 million shares of ACI common stock.
- Received a special dividend payment of $194.1 million on its shares of ACI common stock.

Capital Activity (for additional details see Liquidity and Capital Resources below):

- Issued $500.0 million of 6.40% unsecured notes maturing March 2034.
- Assumed $37.2 million of mortgage debt through the acquisition of two operating properties, which it subsequently repaid in March 2023, and repaid $12.3 million of mortgage debt that encumbered two operating properties and a consolidated joint venture operating property.
- As of December 31, 2023, had $2.8 billion in immediate liquidity, including $783.8 million of cash and cash equivalents.

As a result of the above debt activity, the Company's consolidated debt maturity profile, including extension options as of December 31, 2023, is as follows:



Debt Maturities Profile
$2,500
$2,000
$1,500
$1,000
$500
$-
Dollars (in millions)
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Weighted Average Interest Rate
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
Thereafter
Years
Total Maturing Debt
Weighted Average Interest Rate on Maturing Debt

- As of December 31, 2023, the Company's consolidated debt had a weighted average interest rate of 3.68% and a weighted average maturity profile of 8.7 years.

The Company faces external factors which may influence its future results from operations. There remains significant uncertainty in the current macro-economic environment, driven by inflationary pressures, as well as ongoing supply chain issues. These factors have impacted, and are expected to continue to impact, consumer discretionary spending and many of our tenants. The convenience and availability of e-commerce has continued to impact the retail sector, which could affect our ability to increase or maintain rental rates and our ability to renew expiring leases and/or lease available space. To better position itself, the Company's strategy has been to attract local area customers to its properties by providing a diverse and robust tenant base across a variety of retailers, including grocery stores, off-price retailers, discounters and service-oriented tenants, which offer buy online and pick up in store, off-price merchandise and day-to-day necessities rather than high-priced luxury items.

The Company's portfolio is focused on first ring suburbs around major metropolitan-area U.S. markets, predominantly on the east and west coasts and in the sun belt region, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. The Company owns a predominantly grocery-anchored portfolio clustered in the nation's top markets. The Company believes it can continue to increase its occupancy levels, rental rates and overall rental growth. In addition, the Company, on a selective basis, has developed or redeveloped projects which include residential and mixed-use components.

As part of the Company's investment strategy, each property is evaluated for its highest and best use, which may include residential and mixed-use components. In addition, the Company may consider other opportunistic investments related to retailer controlled real estate, such as, repositioning underperforming retail locations, retail real estate financing and bankruptcy transaction support. The Company may continue to dispose of certain properties. If the estimated fair value for any of these assets is less than their net carrying values, the Company would be required to take impairment charges and such amounts could be material. For a further discussion of these and other factors that could impact our future results, performance or transactions, see Item 1A. Risk Factors.

Results of Operations

Comparison of the years ended December 31, 2023 and 2022

The following table presents the comparative results from the Company's Consolidated Statements of Income for the year ended December 31, 2023, as compared to the corresponding period in 2022 (in thousands, except per share data):

	Year Ended December 31,		
	2023	**2022**	**Change**
Revenues			
Revenues from rental properties, net	$ 1,767,057	$ 1,710,848	$ 56,209
Management and other fee income	16,343	16,836	(493)
Operating expenses			
Rent (1)	(15,997)	(15,811)	(186)
Real estate taxes	(231,578)	(224,729)	(6,849)
Operating and maintenance (2)	(309,143)	(290,367)	(18,776)
General and administrative (3)	(136,807)	(119,534)	(17,273)
Impairment charges	(14,043)	(21,958)	7,915
Merger charges	(4,766)	-	(4,766)
Depreciation and amortization	(507,265)	(505,000)	(2,265)
Gain on sale of properties	74,976	15,179	59,797
Other income/(expense)			
Special dividend income	194,116	-	194,116
Other income, net	39,960	28,829	11,131
Gain/(loss) on marketable securities, net	21,262	(315,508)	336,770
Interest expense	(250,201)	(226,823)	(23,378)
Early extinguishment of debt charges	-	(7,658)	7,658
Provision for income taxes, net	(60,952)	(56,654)	(4,298)
Equity in income of joint ventures, net	72,278	109,481	(37,203)
Equity in income of other investments, net	10,709	17,403	(6,694)
Net (income)/loss attributable to noncontrolling interests	(11,676)	11,442	(23,118)
Preferred dividends	(25,021)	(25,218)	197
Net income available to the Company's common shareholders	$ 629,252	$ 100,758	$ 528,494
Net income available to the Company's common shareholders:			
Diluted per share	$ 1.02	$ 0.16	$ 0.86

(1) Rent expense relates to ground lease payments for which the Company is the lessee.
(2) Operating and maintenance expense consists of property related costs including repairs and maintenance costs, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security and various other property related expenses.
(3) General and administrative expense includes employee-related expenses (including salaries, bonuses, equity awards, benefits, severance costs and payroll taxes), professional fees, office rent, travel and entertainment costs and other company-specific expenses.

Net income available to the Company's common shareholders was $629.3 million for the year ended December 31, 2023, as compared to $100.8 million for the comparable period in 2022. On a diluted per share basis, net income available to the Company's common shareholders for the year ended December 31, 2023, was $1.02 as compared to $0.16 for the comparable period in 2022. For additional disclosure, see Footnote 27 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The following describes the changes of certain line items included on the Company's Consolidated Statements of Income, that the Company believes changed significantly and affected Net income available to the Company's common shareholders during the year ended December 31, 2023, as compared to the corresponding period in 2022:

Revenues from rental properties, net –

The increase in Revenues from rental properties, net of $56.2 million is primarily from (i) an increase in revenues from tenants of $50.2 million, primarily due to an increase in leasing activity and net growth in the current portfolio, and (ii) an increase in revenues of $48.8 million due to properties acquired during 2023 and 2022, partially offset by (iii) a decrease in revenues of $24.5 million due to dispositions in 2023 and 2022, (iv) a net decrease of $15.2 million due to changes in credit losses from tenants, and (v) a decrease in lease termination fee income of $3.1 million.

Real estate taxes –

The increase in Real estate taxes of $6.8 million is primarily due to properties acquired during 2023 and 2022, partially offset by dispositions during 2023 and 2022.

Operating and maintenance –

The increase in Operating and maintenance expense of $18.8 million is primarily due to (i) an increase in insurance expense of $7.4 million, (ii) an increase in repairs and maintenance expense of $5.9 million, and (iii) an increase in operating costs of $5.4 million, primarily related to properties acquired during 2023 and 2022, partially offset by (iv) dispositions during 2023 and 2022.

General and administrative –

The increase in General and administrative expense of $17.3 million is primarily due to (i) an increase in employee-related benefit expenses of $14.5 million, including an increase in the valuation of employee equity awards and additional employees hired and (ii) an increase in professional fees and corporate expenses of $3.7 million, primarily related to the Reorganization.

Impairment charges –

During the years ended December 31, 2023 and 2022, the Company recognized impairment charges of $14.0 million and $22.0 million, respectively, primarily related to adjustments to property carrying values for which the Company's estimated fair values were primarily based upon signed contracts or letters of intent from third-party offers. These adjustments to property carrying values were recognized in connection with the Company's efforts to market certain properties and management's assessment as to the likelihood and timing of such potential transactions. Certain of the calculations to determine fair values utilized unobservable inputs and, as such, were classified as Level 3 of the FASB's fair value hierarchy. For additional disclosure, see Footnotes 5 and 17 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Merger charges –

During the year ended December 31, 2023, the Company incurred costs of $4.8 million associated with the RPT Merger, primarily comprised of professional and legal fees (see Footnote 28 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Gain on sale of properties –

During 2023, the Company disposed of six operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $214.2 million, which resulted in aggregate gains of $75.0 million. During 2022, the Company disposed of nine operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $191.1 million, which resulted in aggregate gains of $15.2 million.

Special dividend income –

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock.

Other income, net –

The increase in Other income, net of $11.1 million is primarily due to (i) an increase of $8.6 million relating to net settlement gains recognized upon the liquidation of the Company's defined benefit plan during 2023, and (ii) an increase in dividend, interest and other income of $6.8 million due to higher levels of cash on hand during 2023, partially offset by, (iii) a net decrease in mortgage and other financing income of $3.0 million.

Gain/(loss) on marketable securities, net –

The change in Gain/(loss) on marketable securities, net of $336.8 million is primarily the result of mark-to-market fluctuations of the ACI shares of common stock held by the Company and the sale of ACI shares of common stock during 2023 and 2022.

Interest expense –

The increase in Interest expense of $23.4 million is primarily due to a decrease in fair market value amortization resulting from the repayment of senior unsecured notes in 2022 and the issuance of $500.0 million 6.400% senior unsecured notes during 2023.

Early extinguishment of debt charges –

During 2022, the Company repaid its $500.0 million 3.40% senior unsecured notes, which were scheduled to mature in November 2022. As a result, the Company incurred a prepayment charge and wrote-off deferred financing costs during 2022.

Provision for income taxes, net –

The increase in Provision for income taxes, net of $4.3 million is primarily due to the Company's sale of shares of ACI common stock during 2023, which generated an increased taxable long-term capital gain as compared to 2022. The Company elected to retain the proceeds from the sale and as a result incurred federal and state income tax aggregating $60.9 million on such gain.

Equity in income of joint ventures, net –

The decrease in Equity in income of joint ventures, net of $37.2 million is primarily due to (i) higher gains of $29.8 million recognized on sale of properties within various joint venture investments during 2022 as compared to 2023, (ii) an increase in interest expense of $7.2 million and (iii) lower equity in income in 2023 as compared to 2022 by $3.8 million, partially offset by (iv) lower impairments in 2023 as compared to 2022 by $3.6 million.

Equity in income of other investments, net –

The decrease in Equity in income of other investments, net of $6.7 million is primarily due to higher profit participation resulting from the sale of properties within various investments during 2022 as compared to 2023.

Net (income)/loss attributable to noncontrolling interests –

The change in Net (income)/loss attributable to noncontrolling interests of $23.1 million is primarily due to (i) lower impairment charges of $16.4 million relating to properties within consolidated joint ventures recognized during 2022, and (ii) an increase in income from properties acquired within consolidated joint ventures during 2022.

Comparison of the years ended December 31, 2022 and 2021

Information pertaining to fiscal year 2021 was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on February 24, 2023.

Liquidity and Capital Resources

The Company's capital resources include accessing the public debt and equity capital markets, unsecured term loans, mortgages and construction loan financing, marketable securities (including 14.2 million shares of ACI common stock held by the Company, see Footnote 28 of the Notes to Consolidated Financial Statements included in this Form 10-K) and immediate access to an unsecured revolving credit facility (the "Credit Facility") with bank commitments of $2.0 billion, which can be increased to $2.75 billion through an accordion feature.

The Company's cash flow activities are summarized as follows (in thousands):

	Year Ended December 31,	
	2023	**2022**
Cash, cash equivalents and restricted cash, beginning of year	$ 149,829	$ 334,663
Net cash flow provided by operating activities	1,071,607	861,114
Net cash flow used for investing activities	(136,983)	(63,217)
Net cash flow used for financing activities	(300,696)	(982,731)
Net change in cash, cash equivalents and restricted cash	633,928	(184,834)
Cash, cash equivalents and restricted cash, end of year	$ 783,757	$ 149,829

Operating Activities

The Company anticipates that cash on hand, net cash flow provided by operating activities, borrowings under its Credit Facility and the issuance of equity, public debt, as well as other debt and equity alternatives, and the sale of marketable equity securities, will provide the necessary capital required by the Company. The Company will continue to evaluate its capital requirements for both its short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not

limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in Part I, Item 1A. Risk Factors.

Net cash flow provided by operating activities for the year ended December 31, 2023 was $1.1 billion, as compared to $861.1 million for the comparable period in 2022. The increase of $210.5 million is primarily attributable to:

- special dividend payment from ACI of $194.1 million during 2023;
- additional operating cash flow generated by operating properties acquired during 2023 and 2022; and
- new leasing, expansion and re-tenanting of core portfolio properties; partially offset by
- a decrease in distributions from the Company's joint ventures programs;
- the disposition of operating properties in 2023 and 2022;
- changes in assets and liabilities due to timing of receipts and payments; and
- nonrecurring costs incurred in connection with the RPT Merger during 2023.

Investing Activities

Net cash flow used for investing activities was $137.0 million for 2023, as compared to $63.2 million for 2022.

Investing activities during 2023 consisted primarily of:

Cash inflows:

- $292.6 million in proceeds from the sale of marketable securities, primarily due to the sale of 14.1 million shares of ACI common stock;
- $160.1 million in proceeds from the sale of six consolidated properties and 13 parcels;
- $14.0 million in reimbursements of investments in and advances to real estate joint ventures and other investments primarily due to the sale of properties within the investments; and
- $4.6 million for principal payments from securities held to maturity.

Cash outflows:

- $277.3 million for the acquisition/consolidation of four consolidated operating properties and five parcels;
- $264.4 million for improvements to operating real estate primarily related to the Company's active redevelopment pipeline;
- $42.9 million for investments in and advances to real estate joint ventures, primarily related to partner buyouts and a redevelopment project within the Company's joint venture portfolio, and investments in other investments, primarily related to funding commitments for certain investments;
- $18.5 million for investment in mortgage and other financing receivables;
- $3.6 million for investment in marketable securities; and
- $1.6 million for investment in cost method investments.

Investing activities during 2022 consisted primarily of:

Cash inflows:

- $302.5 million in proceeds from the sale of marketable securities, primarily due to the sale of 11.5 million shares of ACI common stock;
- $184.3 million in proceeds from the sale of nine consolidated properties and 13 parcels;
- $68.4 million in reimbursements of investments in and advances to real estate joint ventures and other investments primarily due to the sale of properties within the investments;
- $60.3 million in collection of mortgage and other financing receivables; and
- $4.0 million for principal payments from securities held to maturity.

Cash outflows:

- $300.8 million for the acquisition of 10 consolidated operating properties and eight parcels;
- $193.7 million for improvements to operating real estate primarily related to the Company's active redevelopment pipeline;
- $104.7 million for investments in and advances to real estate joint ventures, primarily related to partner buyouts and a redevelopment project within the Company's joint venture portfolio, and investments in other investments, primarily related to funding commitments for certain investments;
- $75.1 million for investment in mortgage and other financing receivables;
- $4.5 million for investment in cost method investments; and
- $4.0 million for investment in marketable securities.

Acquisitions of Operating Real Estate and Other Related Net Assets

During the years ended December 31, 2023 and 2022, the Company expended $277.3 million and $300.8 million, respectively, towards the acquisition/consolidation of operating real estate properties. The Company anticipates spending approximately $50.0 million to $100.0 million towards the acquisition of or purchase of additional interests in operating properties during 2024, excluding amounts expended in connection with the RPT Merger. The Company intends to fund these acquisitions with cash on hand, net cash flow provided by operating activities, proceeds from property dispositions, proceeds from the sale of marketable securities and/or availability under its Credit Facility.

Improvements to Operating Real Estate

During the years ended December 31, 2023 and 2022, the Company expended $264.4 million and $193.7 million, respectively, towards improvements to operating real estate. These amounts consist of the following (in thousands):

	Year Ended December 31,	
	2023	**2022**
Redevelopment and renovations	$ 151,067	$ 113,928
Tenant improvements and tenant allowances	113,328	79,782
Total improvements	$ 264,395	$ 193,710

The Company has an ongoing program to redevelop and re-tenant its properties to maintain or enhance its competitive position in the marketplace. The Company is actively pursuing redevelopment opportunities within its operating portfolio which it believes will increase the overall value by bringing in new tenants and improving the assets' value. The Company anticipates its capital commitment toward these redevelopment projects and re-tenanting efforts for 2024 will be approximately $225.0 million to $275.0 million. The funding of these capital requirements will be provided by cash on hand, proceeds from property dispositions, proceeds from the sale of marketable securities, net cash flow provided by operating activities and/or availability under the Company's Credit Facility.

Financing Activities

Net cash flow used for financing activities was $300.7 million for 2023, as compared to $982.7 million for 2022.

Financing activities during 2023 primarily consisted of the following:

Cash inflows:
- $500.0 million in proceeds from issuance of 6.4% senior unsecured notes due in 2034;
- $3.7 million in proceeds from the issuance of common stock from stock option exercises; and
- $2.5 million from changes in tenants' security deposits.

Cash outflows:
- $657.5 million of dividends paid;
- $60.8 million in principal payment on debt, including normal amortization of rental property debt;
- $58.4 million in redemption/distribution of noncontrolling interests;
- $16.3 million in shares repurchased for employee tax withholding on equity awards;
- $12.5 million in financing origination costs, in connection with the issuance of senior unsecured notes; and
- $1.5 million for repurchase of preferred stock.

Financing activities during 2022 primarily consisted of the following:

Cash inflows:
- $1.25 billion in proceeds from issuance of the Company's $600.0 million 3.20% senior unsecured notes due 2032 and $650.0 million 4.60% senior unsecured notes due 2033;
- $19.0 million in proceeds from a mortgage loan financing;
- $15.5 million in proceeds from the issuance of common stock; and
- $5.3 million from changes in tenants' security deposits.

Cash outflows:
- $1.4 billion for repayment of four separate senior unsecured notes, which had maturity dates ranging from November 2022 to June 2023;
- $544.7 million of dividends paid;

- $167.7 million in principal payment on debt, including normal amortization of rental property debt;
- $67.5 million in redemption/distribution of noncontrolling interests;
- $20.3 million in financing origination costs, in connection with the issuance of senior unsecured notes;
- $13.7 million in shares repurchased for employee tax withholding on equity awards;
- $7.0 million for payment of early extinguishment of debt charges; and
- $3.4 million for repurchase of preferred stock.

The Company continually evaluates its debt maturities, and, based on management's current assessment, believes it has viable financing and refinancing alternatives that will not materially adversely impact its expected financial results. As of December 31, 2023, the Company had consolidated floating rate debt totaling $17.6 million, excluding deferred financing costs of $0.1 million. The Company continues to pursue borrowing opportunities with large commercial U.S. and global banks, select life insurance companies and certain regional and local banks.

Debt maturities for 2024 consist of: $659.0 million of consolidated debt (of which $246.2 million was subsequently repaid), $112.9 million of unconsolidated joint venture debt and $231.2 million of debt included in the Company's preferred equity program, assuming the utilization of extension options where available. The 2024 remaining consolidated debt maturities are anticipated to be repaid with operating cash flows or debt refinancing, as deemed appropriate. The 2024 debt maturities on properties in the Company's unconsolidated joint ventures and preferred equity program are anticipated to be repaid through operating cash flows, debt refinancing, proceeds from sales within the respective entities, and partner capital contributions, as deemed appropriate.

The Company intends to maintain strong debt service coverage and fixed charge coverage ratios as part of its commitment to maintain its unsecured debt ratings. The Company may, from time to time, seek to obtain funds through additional common and preferred equity offerings, unsecured debt financings, unsecured term loans and/or mortgage/construction loan financings and other capital alternatives.

Since the completion of the Company's IPO in 1991, the Company has utilized the public debt and equity markets as its principal source of capital for its expansion needs. Since the IPO, the Company has completed additional offerings of its public unsecured debt and equity, raising in the aggregate over $17.9 billion. Proceeds from public capital market activities have been used for the purposes of, among other things, repaying indebtedness, acquiring interests in open-air, grocery anchored shopping centers and mixed-use assets, expanding and improving properties in the portfolio and other investments.

During January 2023, the Company filed a shelf registration statement on Form S-3, which is effective for a term of three years, for future unlimited offerings, from time to time, of debt securities, preferred stock, depositary shares, common stock and common stock warrants. The Company, pursuant to this shelf registration statement may, from time to time, offer for sale its senior unsecured debt securities for any general corporate purposes, including (i) funding specific liquidity requirements in its business, including property acquisitions, development and redevelopment costs and (ii) managing the Company's debt maturities.

During January 2023, the Company filed a registration statement on Form S-8 for its 2020 Equity Participation Plan (the "2020 Plan"), which was previously approved by the Company's stockholders and is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and deferred stock awards. At December 31, 2023, the Company had 4.9 million shares of common stock available for issuance under the 2020 Plan. (see Footnote 22 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Preferred Stock –

The Company's Board of Directors had authorized the repurchase of up to 894,000 depositary shares of Class L preferred stock and 1,048,000 depositary shares of Class M preferred stock through December 31, 2023, which represented up to 1,942 shares of the Company's preferred stock, par value $1.00 per share. During the year ended December 31, 2023, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased	Purchase Price (in thousands)
Class L	43,777	$ 973.4
Class M	23,791	$ 515.9

In conjunction with the RPT Merger the Company issued 1,848,539 depositary shares each representing one one-thousandth of a share of Class N preferred stock. The Class N preferred stock was issued to replace the RPT 7.25% Series D Cumulative Convertible Perpetual Preferred Share.

During January 2024, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L preferred stock, 1,047,000 depositary shares of Class M preferred stock, and 185,000 depositary shares of Class N preferred stock through February 28, 2026.

Common Stock –

During September 2023, the Company established an at-the-market continuous offering program (the "ATM Program") pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may from time to time enter into separate forward sale agreements with one or more banks. The Company did not issue any shares under the ATM Program during the year ended December 31, 2023. As of December 31, 2023, the Company had $500.0 million available under this ATM Program.

The Company has a common share repurchase program, which is scheduled to expire on February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2023 and 2022. As of December 31, 2023, the Company had $224.9 million available under this common share repurchase program.

Senior Notes –

In October 2023, the Company issued $500.0 million in senior unsecured notes, which are scheduled to mature in March 2034 and accrue interest at a rate of 6.400% per annum. These senior unsecured notes are guaranteed by the Parent Company. The Company used the net proceeds from the offering for general corporate purposes.

In January 2024, the Company paid off the remaining $246.2 million of its 4.45% senior unsecured notes, which were scheduled to mature in January 2024.

The Company's supplemental indenture governing its senior notes contains the following covenants, all of which the Company is compliant with:

Covenant	Must Be	As of December 31, 2023
Consolidated Indebtedness to Total Assets	<60%	38%
Consolidated Secured Indebtedness to Total Assets	<40%	2%
Consolidated Income Available for Debt Service to Maximum Annual Service Charge	>1.50x	5.3x
Unencumbered Total Asset Value to Consolidated Unsecured Indebtedness	>1.50x	2.4x

For a full description of the various indenture covenants refer to the Indenture dated September 1, 1993; the First Supplemental Indenture dated August 4, 1994; the Second Supplemental Indenture dated April 7, 1995; the Third Supplemental Indenture dated June 2, 2006; the Fourth Supplemental Indenture dated April 26, 2007; the Fifth Supplemental Indenture dated as of September 24, 2009; the Sixth Supplemental Indenture dated as of May 23, 2013; Seventh Supplemental Indenture dated as of April 24, 2014; and the Eighth Supplemental Indenture dated as of January 3, 2023 each as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

In connection with the merger with Weingarten, the Company assumed senior unsecured notes which have covenants that are similar to the Company's existing debt covenants for its senior unsecured notes. Please refer to the form Indenture included in Weingarten's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 10, 1995, the First Supplemental Indenture, dated as of August 2, 2006 filed with Weingarten's Current Report on Form 8-K dated August 2, 2006, and the Second Supplemental Indenture, dated as of October 9, 2012 filed with Weingarten's Current Report on Form 8-K dated October 9, 2012. See the Exhibits Index in this Form 10-K for specific filing information.

In connection with the Reorganization, Kimco OP became the issuer of the senior notes and the Parent Company has provided a full and unconditional guarantee of Kimco OP's obligations under each series of senior notes previously issued and outstanding.

In connection with the RPT Merger, the Company assumed $511.5 million of senior unsecured notes with maturities ranging from 2026 to 2031, which bear interest at rates ranging from 3.64% to 4.74%. The Merger triggered a change in control, and as such, in January 2024, the Company repaid these notes, including any accrued interest and make-whole requirements.

Credit Facility –

In February 2023, the Company obtained a new $2.0 billion unsecured revolving credit facility (the "Credit Facility") with a group of banks, which replaced the Company's existing $2.0 billion unsecured revolving credit facility which was scheduled to mature in March 2024. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility is guaranteed by the Parent Company. The Credit Facility could be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus 77.5 basis points and fluctuates in accordance with the Company's credit ratings. The interest rate can be further adjusted upward or downward by a maximum of four basis points based on the sustainability metric targets, as defined in the agreement. The interest rate on the Credit Facility as of December 31, 2023 was 6.21% after a two-basis point reduction was achieved. Pursuant to the terms of the Credit Facility, the Company continues to be subject to the same covenants under the Company's prior unsecured revolving credit facility. For a full description of the Credit Facility's covenants refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, filed as Exhibit 10.20 in our Annual Report on Form 10-K for the year ended December 31, 2022. As of December 31, 2023, the Credit Facility had no outstanding balance and no appropriations for letters of credit.

Pursuant to the terms of the Credit Facility, the Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants. The financial covenants for the Credit Facility are as follows:

Covenant	Must Be	As of December 31, 2023
Total Indebtedness to Gross Asset Value ("GAV")	<60%	36%
Total Priority Indebtedness to GAV	<35%	1%
Unencumbered Asset Net Operating Income to Total Unsecured Interest Expense	>1.75x	5.4x
Fixed Charge Total Adjusted EBITDA to Total Debt Service	>1.50x	4.7x

For a full description of the Credit Facility's covenants, refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, filed as Exhibit 10.20 in our Annual Report on Form 10-K for the year ended December 31, 2022. See the Index to Exhibits included in this Form 10-K for specific filing information.

Term Loans –

On January 2, 2024, Kimco OP entered into a new $200.0 million unsecured term loan credit facility pursuant to a credit agreement, among Kimco OP, TD Bank, N.A., as administrative agent, and the other parties thereto. This unsecured term loan credit facility accrues interest at a spread (currently 0.850%) to the Adjusted Term SOFR Rate (as defined in the credit agreement) or, at Kimco OP's option, a spread (currently 0.000%) to a base rate defined in the credit agreement, that, in each case, fluctuates in accordance with changes in Kimco's senior debt ratings.

In addition, in connection with the RPT Merger, the Company assumed and amended $310.0 million of unsecured term loans, which were outstanding under RPT's Sixth Amended and Restated Credit Agreement. The term loans consisted of the following tranches: (i) $50.0 million maturing in 2026, (ii) $100.0 million maturing in 2027, (iii) $50.0 million maturing in 2027 and (iv) $110.0 million maturing in 2028. The Company entered into a Seventh Amended and Restated Credit Agreement, through which the current term loans were terminated and new term loans were issued to replace them. The new term loans retained the amounts and maturities of the current term loans, however, the rates (Adjusted Term SOFR plus 0.905%) and covenants were revised to match those within the Company's Credit Facility. The rates fluctuate in accordance with changes in Kimco's senior debt ratings. The Company entered into swap rate agreements with various lenders swapping the interest rates to fixed rates ranging from 4.674% to 4.875%.

Mortgages Payable –

During 2023, the Company (i) assumed $37.2 million of individual non-recourse mortgage debt through the acquisition of two operating properties, which it subsequently repaid in March 2023, and (ii) repaid $12.3 million of mortgage debt that encumbered two operating properties and a consolidated joint venture operating property.

In addition to the public equity and debt markets as capital sources, the Company may, from time to time, obtain mortgage financing on selected properties to partially fund the capital needs of its real estate re-development and re-tenanting projects. As of December 31, 2023, the Company had over 485 unencumbered property interests in its portfolio.

Albertsons Companies, Inc. –

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock and recognized this as Special dividend income on the Company's Consolidated Statements of Income. As a result, the Company's Board of Directors declared a $0.09 per common share special cash dividend to maintain distribution requirements as a REIT. This special dividend was paid on December 21, 2023, to shareholders of record on December 7, 2023.

In addition, during 2023, the Company sold 14.1 million shares of ACI common stock held by the Company, generating net proceeds of $282.3 million. For tax purposes, the Company recognized a long-term capital gain of $241.2 million. The Company retained the proceeds from this stock sale for general corporate purposes and incurred federal and state taxes of $60.9 million on the taxable gain. As of December 31, 2023, the Company held 14.2 million shares of ACI common stock.

In February 2024, the Company sold its remaining 14.2 million shares of ACI common stock, generating net proceeds of $299.1 million. For tax purposes, the Company will recognize a long-term capital gain of $288.7 million during the three months ended March 31, 2024. The Company anticipates retaining the proceeds from this stock sale for general corporate purposes and will incur estimated corporate taxes of $72.9 million on the taxable gain.

Dividends –

In connection with its intention to continue to qualify as a REIT for U.S. federal income tax purposes, the Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as it monitors sources of capital and evaluates the impact of the economy and capital markets availability on operating fundamentals. Since cash used to pay dividends reduces amounts available for capital investment, the Company generally intends to maintain a dividend payout ratio which reserves such amounts as it considers necessary for the expansion and renovation of shopping centers in its portfolio, debt reduction, the acquisition of interests in new properties and other investments as suitable opportunities arise and such other factors as the Board of Directors considers appropriate. Cash dividends paid were $657.5 million, $544.7 million and $382.1 million in 2023, 2022 and 2021, respectively.

Although the Company receives substantially all of its rental payments on a monthly basis, it generally intends to continue paying dividends quarterly. Amounts accumulated in advance of each quarterly distribution will be invested by the Company in short-term money market or other suitable instruments. The Company's objective is to establish a dividend level that maintains compliance with the Company's REIT taxable income distribution requirements. On October 23, 2023, the Company's Board of Directors declared a quarterly dividend with respect to the Company's classes of cumulative redeemable preferred shares (Classes L and M) which were paid on January 16, 2024, to shareholders of record on January 2, 2024. Also, the Company's Board of Directors declared a "stub period" cash dividend with respect to the Company's newly issued Class N Preferred Stock, payable on January 16, 2024 to shareholders of record on January 5, 2024.

In addition, the Company's Board of Directors declared a quarterly cash dividend of $0.24 per common share, which was paid on December 21, 2023, to shareholders of record on December 7, 2023. Also, as discussed above, on November 12, 2023, the Company's Board of Directors declared a special cash dividend $0.09 per common share, which was paid on December 21, 2023, to shareholders of record on December 7, 2023.

On January 30, 2024, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of cumulative redeemable preferred shares (Classes L, M and N), which are scheduled to be paid on April 15, 2024, to shareholders of record on April 1, 2024. Additionally, on January 30, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.24 per common share payable on March 21, 2024 to shareholders of record on March 7, 2024.

<u>Contractual Obligations and Other Commitments</u>

Contractual Obligations

The Company has debt obligations relating to its Credit Facility (no outstanding balance as of December 31, 2023), unsecured senior notes and mortgages with maturities ranging from less than one month to 26 years. As of December 31, 2023, the Company's consolidated total debt had a weighted average term to maturity of 8.7 years. In addition, the Company has non-cancelable leases pertaining to its shopping center portfolio. As of December 31, 2023, the Company had 38 consolidated

shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land or a portion of the underlying land to the Company to construct and/or operate a shopping center. Amounts due in 2024 in connection with these leases aggregate $11.8 million. The following table summarizes the Company's consolidated debt maturities (excluding extension options, unamortized debt issuance costs of $66.2 million and fair market value of debt adjustments aggregating $24.4 million) and obligations under non-cancelable operating leases as of December 31, 2023:

	Payments due by period (in millions)						
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**	**Total**
Long-Term Debt:							
Principal (1)	$ 667.5	$ 813.5	$ 780.4	$ 472.7	$ 523.4	$ 4,401.2	$ 7,658.7
Interest (2)	$ 261.8	$ 236.1	$ 223.0	$ 193.4	$ 178.2	$ 1,572.6	$ 2,665.1
Non-cancelable Leases:							
Operating leases (3)	$ 11.8	$ 11.3	$ 10.6	$ 10.3	$ 10.4	$ 178.4	$ 232.8
Financing leases	$ 25.9	$ -	$ -	$ -	$ -	$ -	$ 25.9

(1) Maturities utilized do not reflect extension options, which range from two to five years.
(2) For loans which have interest at floating rates, future interest expense was calculated using the rate as of December 31, 2023.
(3) For leases which have inflationary increases, future ground and office rent expense was calculated using the rent based upon initial lease payment.

As of December 31, 2023, the Company had $646.8 million of consolidated unsecured debt (of which $246.2 million was subsequently repaid) and $12.2 million of consolidated secured debt scheduled to mature in 2024. The Company anticipates satisfying the remaining future maturities with available cash, operating cash flows and/or debt financing.

Commitments

The Company has issued letters of credit in connection with the completion and repayment guarantees, primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2023, these letters of credit aggregated $39.2 million.

The Company has investments with funding commitments of $64.7 million, of which $51.8 million has been funded as of December 31, 2023.

In connection with the construction of its development/redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2023, the Company had $18.4 million in performance and surety bonds outstanding.

The Company provides a guaranty for the payment of any debt service shortfalls on Series A bonds issued by the Sheridan Redevelopment Agency which are tax increment revenue bonds issued in connection with a property owned by the Company in Sheridan, Colorado. These tax increment revenue bonds have a balance of $41.0 million outstanding at December 31, 2023. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts we may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

<u>Off-Balance Sheet Arrangements</u>

Unconsolidated Real Estate Joint Ventures

The Company has investments in various unconsolidated real estate joint ventures with varying structures. These joint ventures primarily operate shopping centers or mixed-use properties. The properties owned by the joint ventures are primarily financed with individual non-recourse mortgage loans, however, the Company, on a selective basis, has obtained unsecured financing for certain joint ventures. As of December 31, 2023, the Company did not guarantee any joint venture unsecured debt. Non-recourse mortgage debt is generally defined as debt whereby the lenders' sole recourse with respect to borrower defaults is limited to the value of the property collateralized by the mortgage. The lender generally does not have recourse against any other assets owned by the borrower or any of the constituent members of the borrower, except for certain specified exceptions listed in the particular loan documents (see Footnote 6 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2023, aggregated $1.2 billion. As of December 31, 2023, these loans had scheduled maturities ranging from three months to 7.5 years and bore interest at rates ranging from 2.95% to SOFR plus 210 basis points

(7.41% as of December 31, 2023). Approximately $112.9 million of the aggregate outstanding loan balance matures in 2024. These maturing loans are anticipated to be repaid with operating cash flows, debt refinancing, unsecured credit facilities, proceeds from sales of properties within the respective entities, and partner capital contributions, as deemed appropriate (see Footnote 6 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Other Investments

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has invested capital in structured investments, which are primarily accounted for on the equity method of accounting. As of December 31, 2023, the Company's other investments were $144.1 million, of which the Company's net investment under the Preferred Equity program was $104.1 million. As of December 31, 2023, these preferred equity investment properties had non-recourse mortgage loans aggregating $231.2 million. These loans have scheduled maturities of less than one year and bear interest at rates ranging from 4.19% to SOFR plus 265 basis points (8.14% as of December 31, 2023). These maturing loans are anticipated to be repaid with operating cash flows, debt refinancing, proceeds from sales of properties within the respective entities, and partner capital contributions, as deemed appropriate. Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is limited to its invested capital.

Effects of Inflation

Many of the Company's long-term leases contain provisions designed to help mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds, which generally increase as prices rise, and/or as a result of escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses often include increases based upon changes in the consumer price index or similar inflation indices. In addition, many of the Company's leases are for terms of less than 10 years, which permits the Company to seek to increase rents to market rates upon renewal. To assist in partially mitigating the Company's exposure to increases in costs and operating expenses, including common area maintenance costs, real estate taxes and insurance, resulting from inflation, the Company's leases include provisions that either (i) require the tenant to pay an allocable share of these operating expenses or (ii) contain fixed contractual amounts, which include escalation clauses, to reimburse these operating expenses.

Funds From Operations

Funds From Operations ("FFO") is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income/(loss) available to the Company's common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect FFO on the same basis. The Company also made an election, in accordance with the NAREIT Funds From Operations White Paper-2018 Restatement, to exclude from its calculation of FFO (i) gains and losses on the sale of assets and impairments of assets incidental to its main business and (ii) mark-to-market changes in the value of its equity securities. As such, the Company does not include gains/impairments on land parcels, mark-to-market gains/losses from marketable securities, allowance for credit losses on mortgage receivables, gains/impairments on other investments or other amounts considered incidental to its main business in NAREIT defined FFO.

The Company presents FFO available to the Company's common shareholders as it considers it an important supplemental measure of our operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO available to the Company's common shareholders when reporting results. Comparison of our presentation of FFO available to the Company's common shareholders to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances, which does not represent cash generated from operating activities in accordance with GAAP, and therefore, should not be considered an alternative for net income or cash flows from operations as a measure of liquidity.

The Company's reconciliation of Net income/(loss) available to the Company's common shareholders to FFO available to the Company's common shareholders is reflected in the table below (in thousands, except per share data).

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Net income/(loss) available to the Company's common shareholders	$ 133,360	$ (56,086)	$ 629,252	$ 100,758
Gain on sale of properties	(22,600)	(4,221)	(74,976)	(15,179)
Gain on sale of joint venture properties	-	(643)	(9,020)	(38,825)
Depreciation and amortization - real estate related	123,053	123,663	502,347	501,274
Depreciation and amortization - real estate joint ventures	16,082	16,158	64,472	66,326
Impairment charges (including real estate joint ventures)	1,020	1,585	15,060	27,254
Profit participation from other investments, net	366	(4,584)	(1,916)	(15,593)
Special dividend income	-	-	(194,116)	-
(Gain)/loss on marketable securities/derivative, net	(11,354)	100,314	(21,996)	315,508
(Benefit)/provision for income taxes (1)	(112)	58,608	61,351	58,373
Noncontrolling interests (1)	(372)	63	(440)	(23,540)
FFO available to the Company's common shareholders (3) (4)	$ 239,443	$ 234,857	$ 970,018	$ 976,356
Weighted average shares outstanding for FFO calculations:				
Basic	617,122	615,856	616,947	615,528
Units	2,389	2,559	2,380	2,492
Dilutive effect of equity awards	845	2,114	1,132	2,283
Diluted (2)	620,356	620,529	620,459	620,303
FFO per common share – basic	$ 0.39	$ 0.38	$ 1.57	$ 1.59
FFO per common share – diluted (2)	$ 0.39	$ 0.38	$ 1.57	$ 1.58

(1) Related to gains, impairment, depreciation on properties, and gains/(losses) on sales of marketable securities, where applicable.

(2) Reflects the potential impact if certain units were converted to common stock at the beginning of the period, which would have a dilutive effect on FFO available to the Company's common shareholders. FFO available to the Company's common shareholders would be increased by $763 and $584 for the three months ended December 31, 2023 and 2022, respectively, and $2,395 and $2,041 for the years ended December 31, 2023 and 2022, respectively. The effect of other certain convertible units would have an anti-dilutive effect upon the calculation of FFO available to the Company's common shareholders per share. Accordingly, the impact of such conversion has not been included in the determination of diluted earnings per share calculations.

(3) Includes Early extinguishment of debt charges of $7.7 million recognized during the year ended December 31, 2022.

(4) Includes merger-related charges of $1.0 million and $4.8 million for the three months and year ended December 31, 2023, respectively. In addition, includes income related to the liquidation of the pension plan of $5.0 million, net for the year ended December 31, 2023.

Same Property Net Operating Income

Same property NOI is a supplemental non-GAAP financial measure of real estate companies' operating performance and should not be considered an alternative to net income in accordance with GAAP or cash flows from operations as a measure of liquidity. The Company considers Same property NOI as an important operating performance measure because it is frequently used by securities analysts and investors to measure only the net operating income of properties that have been owned by the Company for the entire current and prior year reporting periods. It excludes properties under redevelopment, development and pending stabilization; properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a project's inclusion in operating real estate. Same property NOI assists in eliminating disparities in net income due to the development, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

Same property NOI is calculated using revenues from rental properties (excluding straight-line rent adjustments, lease termination fees, TIFs and amortization of above/below-market rents) less charges for credit losses, operating and maintenance expense, real estate taxes and rent expense plus the Company's proportionate share of Same property NOI from unconsolidated real estate joint ventures, calculated on the same basis. The Company's method of calculating Same property NOI available to the Company's common shareholders may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following is a reconciliation of Net income/(loss) available to the Company's common shareholders to Same property NOI (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Net income/(loss) available to the Company's common shareholders	$ 133,360	$ (56,086)	$ 629,252	$ 100,758
Adjustments:				
Management and other fee income	(3,708)	(3,955)	(16,343)	(16,836)
General and administrative	35,627	31,928	136,807	119,534
Impairment charges	-	200	14,043	21,958
Merger charges	1,016	-	4,766	-
Depreciation and amortization	124,282	124,676	507,265	505,000
Gain on sale of properties	(22,600)	(4,221)	(74,976)	(15,179)
Special dividend income	-	-	(194,116)	-
Interest expense and other income, net	46,917	50,969	210,241	205,652
(Gain)/loss on marketable securities, net	(3,620)	100,314	(21,262)	315,508
(Benefit)/provision for income taxes, net	(175)	57,750	60,952	56,654
Equity in income of other investments, net	(1,968)	(1,912)	(10,709)	(17,403)
Net income/(loss) attributable to noncontrolling interests	2,468	2,710	11,676	(11,442)
Preferred dividends	6,285	6,307	25,021	25,218
Non same property net operating income	(12,967)	(13,293)	(62,357)	(68,548)
Non-operational expense from joint ventures, net	24,713	23,934	86,625	55,514
Same property NOI	$ 329,630	$ 319,321	$ 1,306,885	$ 1,276,388

Same property NOI increased by $10.3 million, or 3.2%, for the three months ended December 31, 2023, as compared to the corresponding period in 2022. This increase is primarily the result of (i) an increase of $12.2 million, primarily related to an increase in rental revenue driven by strong leasing activity, partially offset by (ii) a change in credit loss from tenants of $1.9 million.

Same property NOI increased by $30.5 million, or 2.4%, for the year ended December 31, 2023, as compared to the corresponding period in 2022. This increase is primarily the result of (i) an increase of $47.9 million primarily related to an increase in rental revenue driven by strong leasing activity, partially offset by (ii) a change in credit loss from tenants of $17.4 million.

New Accounting Pronouncements

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. The Company periodically evaluates its exposure to short-term interest rates and will, from time-to-time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate debt. The Company has not entered, and does not plan to enter, into any derivative financial instruments for trading or speculative purposes. The following table presents the carrying value of the Company's aggregate fixed rate and variable rate debt obligations outstanding, including fair market value adjustments and unamortized deferred financing costs, as of December 31, 2023, with corresponding weighted-average interest rates sorted by maturity date. In addition, the following table presents the fair value of the Company's debt obligations outstanding, excluding unamortized deferred financing costs. The table does not include extension options where available (amounts in millions).

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Secured Debt								
Fixed Rate	$ 12.2	$ 51.1	$ -	$ 33.7	$ 138.2	$ 101.1	$ 336.3	$ 312.6
Average Interest Rate	4.48%	3.50%	-	4.01%	4.51%	3.82%	4.09%	
Variable Rate	$ -	$ 17.6	$ -	$ -	$ -	$ -	$ 17.6	$ 17.4
Average Interest Rate	-	6.64%	-	-	-	-	6.64%	
Unsecured Debt								
Fixed Rate	$ 646.8	$ 747.9	$ 782.0	$ 436.1	$ 407.3	$ 4,242.8	$ 7,262.9	$ 6,671.5
Average Interest Rate	3.37%	3.48%	3.06%	4.03%	2.01%	3.95%	3.66%	

Based on the Company's variable-rate debt balances, interest expense would have increased by $0.2 million for the year ended December 31, 2023, if short-term interest rates were 1.0% higher.

Item 8. Financial Statements and Supplementary Data

The response to this Item 8 is included in our audited Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are contained in Part IV, Item 15 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Kimco Realty Corporation

Evaluation of Disclosure Controls and Procedures

The Parent Company's management, with the participation of the Parent Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Parent Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Parent Company's Chief Executive Officer and Chief Financial Officer have concluded that the Parent Company's disclosure controls and procedures are effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Parent Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Parent Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Parent Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Parent Company's management, including Parent Company's Chief Executive Officer and Chief Financial Officer, Parent Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Parent Company's management concluded that Parent Company's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of Parent Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Kimco Realty OP, LLC

Evaluation of Disclosure Controls and Procedures

Kimco OP's management, with the participation of Kimco OP's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Kimco OP's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, Kimco OP's Chief Executive Officer and Chief Financial Officer have concluded that Kimco OP's disclosure controls and procedures are effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There have not been any changes in Kimco OP's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, Kimco OP's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Kimco OP's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Kimco OP's management, including Kimco OP's Chief Executive Officer and Chief Financial Officer, Kimco OP conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Kimco OP's management concluded that Kimco OP's internal control over financial reporting was effective as of December 31, 2023.

Item 9B. Other Information

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

On February 21, 2024, the Company filed with the State Department of Assessments and Taxation of the State of Maryland a Certificate of Correction, as set forth in Exhibit 3.7 to this Annual Report on Form 10-K, making two typographical corrections in the Articles Supplementary to the charter of Kimco Realty Corporation that classified the 7.25% Class N preferred stock of the Company.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to "Proposal 1—Election of Directors," "Governance at Kimco," "Executive Officers," "Other Matters" and if required, "Delinquent Section 16(a) Reports" in our definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on May 7, 2024 ("Proxy Statement").

We have adopted a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Investors/Governance/Governance Documents section of our website at www.kimcorealty.com. A copy of the Code of Conduct is available in print, free of charge, to stockholders upon request to us at the address set forth in Item 1 of this Form 10-K under the section "Business - Overview." We intend to satisfy the disclosure requirements under the Exchange Act, as amended, regarding an amendment to or waiver from a provision of our Code of Conduct by posting such information on our website.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to "Compensation Discussion and Analysis," "Executive Compensation Committee Report," "Executive Compensation Tables," "Governance at Kimco" and "Other Matters" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to "Beneficial Ownership" and "Executive Compensation Tables" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to "Certain Relationships and Related Transactions" and "Governance at Kimco" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to "Proposal 4: Ratification of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements –
The following consolidated financial information is included as a separate section of this Form 10-K.

	Form 10-K Report Page
Report of Independent Registered Public Accounting Firm – Kimco Realty Corporation and Subsidiaries	59
Report of Independent Registered Public Accounting Firm – Kimco Realty OP, LLC and Subsidiaries	61
Consolidated Financial Statements of Kimco Realty Corporation and Subsidiaries	
Consolidated Balance Sheets as of December 31, 2023 and 2022	63
Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021	64
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	65
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021	66
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	67
Consolidated Financial Statements of Kimco Realty OP, LLC and Subsidiaries	
Consolidated Balance Sheets as of December 31, 2023 and 2022	68
Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021	69
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	70
Consolidated Statements of Changes in Capital for the years ended December 31, 2023, 2022 and 2021	71
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	72
Kimco Realty Corporation and Subsidiaries and Kimco Realty OP, LLC and Subsidiaries	
Notes to Consolidated Financial Statements	73

2. Financial Statement Schedules -

Schedule II -	Valuation and Qualifying Accounts for the years ended December 31, 2023, 2022 and 2021	117
Schedule III -	Real Estate and Accumulated Depreciation as of December 31, 2023	118
Schedule IV -	Mortgage Loans on Real Estate as of December 31, 2023	128

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

3. Exhibits -

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Form 10-K.	52

Item 16. Form 10-K Summary

None.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
2.1	Agreement and Plan of Merger, dated as of April 15, 2021, by and between Kimco Realty Corporation and Weingarten Realty Investors.	8-K	1-10899	04/15/21	2.1		
2.2	Agreement and Plan of Merger, dated December 15, 2022, by and among Kimco, New Kimco and Merger Sub.	8-K	1-10899	12/15/22	2.1		
2.3	Agreement and Plan of Merger, dated as of August 28, 2023, by and among Kimco Realty Corporation, Kimco Realty OP, LLC, Tarpon Acquisition Sub, LLC, Tarpon OP Acquisition Sub, LLC, RPT Realty, and RPT Realty, L.P.	8-K	1-10899	08/28/23	2.1		
3.1	Articles of Merger	8-K12B	1-10899	01/03/23	3.3		
3.2	Articles of Amendment and Restatement of Kimco Realty Corporation	8-K12B	1-10899	01/03/23	3.1		
3.3	Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock	8-K	1-10899	01/02/24	3.2		
3.4	Certificate of Correction to Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock	—	—	—	—	x	
3.5	Amended and Restated Bylaws of Kimco Realty Corporation	10-Q	1-10899	07/28/23	3.1		
3.6	Certificate of Formation of Kimco Realty OP, LLC	8-K12B	1-10899	01/03/23	3.4		
3.7	Amended and Restated Limited Liability Company Agreement of Kimco Realty OP, LLC, dated as of January 2, 2024	8-K	1-10899	01/02/24	3.1		
4.1	Indenture dated September 1, 1993, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	S-3	333-67552	09/10/93	4(a)		
4.2	First Supplemental Indenture, dated August 4, 1994, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	10-K	1-10899	03/28/96	4.6		
4.3	Second Supplemental Indenture, dated April 7, 1995, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	8-K	1-10899	04/07/95	4(a)		
4.4	Third Supplemental Indenture, dated June 2, 2006, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	06/05/06	4.1		
4.5	Fourth Supplemental Indenture, dated April 26, 2007, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	04/26/07	1.3		
4.6	Fourth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K12B	1-10899	01/03/23	4.2		
4.7	Fifth Supplemental Indenture, dated September 24, 2009, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	09/24/09	4.1		
4.8	Sixth Supplemental Indenture, dated May 23, 2013, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	05/23/13	4.1		
4.9	Seventh Supplemental Indenture, dated April 24, 2014, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	04/24/14	4.1		
4.10	Eighth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K12B	1-10899	01/03/23	4.1		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
4.11	Form of Indenture for Senior Debt Securities, among Kimco Realty Corporation, an issuer, Kimco Realty OP, LLC, as guarantor, and The Bank of New York Mellon, as Trustee	S-3ASR	333-269102	01/03/23	4(j)		
4.12	Description of Securities	—	—	—	—	x	
4.13	Form of Indenture for Senior Debt Securities dated as of May 1, 1995 between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	S-3	33-57659	02/10/95	4(a)		
4.14	First Supplemental Indenture, dated August 2, 2006, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K	1-09876	08/02/06	4.1		
4.15	Second Supplemental Indenture, dated October 9, 2012, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K	1-09876	10/09/12	4.1		
4.16	Third Supplemental Indenture, dated August 3, 2021, between Kimco Realty Corporation, Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	10-K	1-10899	02/24/23	4.16		
4.17	Fourth Supplemental Indenture, dated January 3, 2023, between Kimco Realty Corporation (successor in interest to Weingarten Realty Investors) and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K12B	1-10899	01/03/23	4.2		
4.18	Form of Deposit Agreement, dated as of January 2, 2024, between Kimco Realty Corporation and Equiniti Trust Company, LLC, and the holders from time to time of the Depositary Receipts described therein, dated as of January 2, 2024	8-K	1-10899	01/03/24	4.1		
10.1	Amended and Restated Stock Option Plan	10-K	1-10899	03/28/95	10.3		
10.2	Second Amended and Restated 1998 Equity Participation Plan of Kimco Realty Corporation (restated February 25, 2009)	10-K	1-10899	02/27/09	10.9		
10.3	Kimco Realty Corporation Executive Severance Plan, dated March 15, 2010	8-K	1-10899	03/19/10	10.5		
10.4	Restated Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/27/17	10.6		
10.5	Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/23/18	10.7		
10.6	Amendment No. 2 to the Kimco Realty Corporation 2010 Equity Participation Plan	8-K12B	1-10899	01/03/23	10.7		
10.7	Form of Performance Share Award Grant Notice and Performance Share Award Agreement	8-K	1-10899	03/19/10	10.8		
10.8	First Amendment to the Kimco Realty Corporation Executive Severance Plan, dated March 20, 2012	10-Q	1-10899	05/10/12	10.3		
10.9	Amended and Restated Credit Agreement, dated as of February 27, 2020, among Kimco Realty Corporation, the subsidiaries of Kimco from time to time parties thereto, the several banks, financial institutions and other entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders thereunder	8-K	1-10899	03/02/20	10.1		
10.10	Kimco Realty Corporation 2020 Equity Participation Plan	DEF 14A	1-10899	03/18/20	Annex B		
10.11	Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan	8-K12B	1-10899	01/03/23	10.8		

		Incorporated by Reference					
Exhibit Number	Exhibit Description	Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
10.12	Kimco Realty Corporation Second Amended and Restated 2020 Equity Participation Plan					x	
10.13	Form of LTIP Unit Award Agreement (Time-Based)					x	
10.14	Form of LTIP Unit Award Agreement (Performance-Based)					x	
10.15	Credit Agreement, dated April 1, 2020, among Kimco Realty Corporation and each of the parties named therein	10-Q	1-10899	08/07/20	10.1		
10.16	Amendment No.1 to Credit Agreement, dated April 20, 2020, among Kimco Realty Corporation and each of the parties named therein.	10-Q	1-10899	08/07/20	10.2		
10.17	Amendment No.2 to Credit Agreement, dated April 24, 2020, among Kimco Realty Corporation and each of the parties named therein.	10-Q	1-10899	08/07/20	10.3		
10.18	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of January 3, 2023, by and among Kimco Realty OP, LLC, Kimco Realty Corporation, and JPMorgan Chase Bank, N.A., as administrative agent	8-K12B	1-10899	01/03/23	10.1		
10.19	Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement.	10-Q	1-10899	08/07/20	10.4		
10.20	Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.	10-Q	1-10899	08/07/20	10.5		
10.21	Parent Guarantee, dated as of January 1, 2023, by Kimco Realty Corporation	8-K12B	1-10899	01/03/23	10.2		
10.22	Form of Indemnification Agreement	10-K	1-10899	02/24/23	10.19		
10.23	Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein.	10-K	1-10899	02/24/23	10.20		
10.24	Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024 among Kimco Realty OP, LLC (as successor by assumption to RPT Realty, L.P.), the several banks, financial institutions and other entities from time to time parties thereto, BMO Bank, N.A., as syndication agent, Truist Bank and Regions Bank, as documentation agents, J.P. Morgan Securities LLC, as sustainability structuring agent, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.1		
10.25	Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of JPMorgan Chase Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.2		
10.26	Term Loan Agreement, dated as of January 2, 2024 among Kimco Realty O.P., LLC, the several banks, financial institutions and other entities from time to time parties thereto, and TD Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.3		
10.27	Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of TD Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.4		
21.1	Significant Subsidiaries of Kimco Realty Corporation and Kimco Realty OP, LLC	—	—	—	—	x	
23.1	Consent of PricewaterhouseCoopers LLP - Kimco Realty Corporation	—	—	—	—	*	
23.2	Consent of PricewaterhouseCoopers LLP - Kimco Realty OP, LLC	—	—	—	—	*	
31.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
31.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
32.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
97.1	Kimco Realty Corporation Policy for Recovery of Erroneously Awarded Compensation	—	—	—	—	*	
99.1	Property Chart	—	—	—	—	*	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	—	—	—	—	x	
101.SCH	Inline XBRL Taxonomy Extension Schema	—	—	—	—	x	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	—	—	—	—	x	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	—	—	—	—	x	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	—	—	—	—	x	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	—	—	—	—	x	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	—	—	—	—	x	

* Filed herewith
** Furnished herewith
x - Incorporated by reference to the corresponding Exhibit to the Company's Annual Report on Form 10-K filed on February 23, 2024.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY CORPORATION

By: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Milton Cooper Milton Cooper	Executive Chairman of the Board of Directors	February 23, 2024
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 23, 2024
/s/ Frank Lourenso Frank Lourenso	Director	February 23, 2024
/s/ Richard Saltzman Richard Saltzman	Director	February 23, 2024
/s/ Philip Coviello Philip Coviello	Director	February 23, 2024
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 23, 2024
/s/ Valerie Richardson Valerie Richardson	Director	February 23, 2024
/s/ Henry Moniz Henry Moniz	Director	February 23, 2024
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer	February 23, 2024
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 23, 2024

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY OP, LLC
BY: KIMCO REALTY CORPORATION, managing member

By: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors and officers of Kimco Realty Corporation, the managing member of the registrant, and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Milton Cooper Milton Cooper	Executive Chairman of the Board of Directors	February 23, 2024
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 23, 2024
/s/ Frank Lourenso Frank Lourenso	Director	February 23, 2024
/s/ Richard Saltzman Richard Saltzman	Director	February 23, 2024
/s/ Philip Coviello Philip Coviello	Director	February 23, 2024
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 23, 2024
/s/ Valerie Richardson Valerie Richardson	Director	February 23, 2024
/s/ Henry Moniz Henry Moniz	Director	February 23, 2024
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer	February 23, 2024
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 23, 2024

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15 (a) (1) and (2)

INDEX TO FINANCIAL STATEMENTS

AND

FINANCIAL STATEMENT SCHEDULES

	Form 10-K Page
KIMCO REALTY CORPORATION AND SUBSIDIARIES KIMCO REALTY OP, LLC AND SUBSIDIARIES	
Report of Independent Registered Public Accounting Firm (PCAOB ID 238) - Kimco Realty Corporation and Subsidiaries	59
Report of Independent Registered Public Accounting Firm (PCAOB ID 238) - Kimco Realty OP, LLC and Subsidiaries	61
Consolidated Financial Statements and Financial Statement Schedules of Kimco Realty Corporation and Subsidiaries:	
Consolidated Balance Sheets as of December 31, 2023 and 2022	63
Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021	64
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	65
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021	66
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	67
Consolidated Financial Statements and Financial Statement Schedules of Kimco Realty OP, LLC and Subsidiaries:	
Consolidated Balance Sheets as of December 31, 2023 and 2022	68
Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021	69
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	70
Consolidated Statements of Changes in Capital for the years ended December 31, 2023, 2022 and 2021	71
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	72
Financial Statement Schedules:	
II. Valuation and Qualifying Accounts for the years ended December 31, 2023, 2022 and 2021	117
III. Real Estate and Accumulated Depreciation as of December 31, 2023	118
IV. Mortgage Loans on Real Estate as of December 31, 2023	128

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kimco Realty Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1), and the financial statement schedules listed in the index appearing under Item 15(a)(2), of Kimco Realty Corporation and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Properties for Indicators of Impairment

As described in Notes 1 and 5 to the consolidated financial statements, the net carrying value of the Company's real estate, net was $15.1 billion. On a continuous basis, management assesses whether there are indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's real estate properties may be impaired. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value.

The principal considerations for our determination that performing procedures relating to the analysis of real estate properties for indicators of impairment of property carrying values is a critical audit matter are (i) the significant judgment by management to identify indicators of impairment and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's analysis of real estate properties for indicators of impairment. These procedures also included, among others (i) testing management's process for identifying real estate properties for indicators of impairment, (ii) testing the completeness and accuracy of the underlying data used in the analysis, and (iii) evaluating the reasonableness of management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating the reasonableness of management's identification of impairment indicators involved considering whether the indicators were consistent with evidence obtained in other areas of the audit, as well as (i) evaluating property operating performance (ii) evaluating anticipated changes in holding period, which consists of management's intent with respect to holding or disposing of properties, and (iii) assessing management's considerations of general market conditions and evaluating the consistency with external market and industry data.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2024

We have served as the Company's auditor since at least 1991.We have not been able to determine the specific year we began serving as auditor of the Company.

Report of Independent Registered Public Accounting Firm

To the Member of Kimco Realty OP, LLC

Opinion on the Financial Statements

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1), and the financial statement schedules listed in the index appearing under Item 15(a)(2), of Kimco Realty OP, LLC and its subsidiaries ("Kimco OP") (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimco OP as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Kimco OP's management. Our responsibility is to express an opinion on Kimco OP's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kimco OP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Kimco OP is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Kimco OP's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Properties for Indicators of Impairment

As described in Notes 1 and 5 to the consolidated financial statements, the net carrying value of Kimco OP's real estate, net was $15.1 billion. On a continuous basis, management assesses whether there are indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of Kimco OP's real estate properties may be impaired. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value.

The principal considerations for our determination that performing procedures relating to the analysis of real estate properties for indicators of impairment of property carrying values is a critical audit matter are (i) the significant judgment by management to identify indicators of impairment and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's analysis of real estate properties for indicators of impairment. These procedures also included, among others (i) testing management's process for identifying real estate properties for indicators of impairment, (ii) testing the completeness and accuracy of the underlying data used in the analysis, and (iii) evaluating the reasonableness of management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating the reasonableness of management's identification of impairment indicators involved considering whether the indicators were consistent with evidence obtained in other areas of the audit, as well as (i) evaluating property operating performance (ii) evaluating anticipated changes in holding period, which consists of management's intent with respect to holding or disposing of properties, and (iii) assessing management's considerations of general market conditions and evaluating the consistency with external market and industry data.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2024

We have served as Kimco OP's or its predecessor's auditor since at least 1991. We have not been able to determine the specific year we began serving as auditor of the predecessor.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets:		
Real estate:		
Land	$ 4,177,797	$ 4,124,542
Building and improvements	14,759,997	14,332,700
Real estate	18,937,794	18,457,242
Less: accumulated depreciation and amortization	(3,842,869)	(3,417,414)
Total real estate, net	15,094,925	15,039,828
Investments in and advances to real estate joint ventures	1,087,804	1,091,551
Other investments	144,089	107,581
Cash and cash equivalents	783,757	149,829
Marketable securities	330,057	597,732
Accounts and notes receivable, net	307,617	304,226
Deferred charges and prepaid expenses	155,567	147,863
Operating lease right-of-use assets, net	128,258	133,733
Other assets	241,948	253,779
Total assets (1)	$ 18,274,022	$ 17,826,122
Liabilities:		
Notes payable, net	$ 7,262,851	$ 6,780,969
Mortgages payable, net	353,945	376,917
Accounts payable and accrued expenses	216,237	207,815
Dividends payable	5,308	5,326
Operating lease liabilities	109,985	113,679
Other liabilities	599,961	601,574
Total liabilities (2)	8,548,287	8,086,280
Redeemable noncontrolling interests	72,277	92,933
Commitments and contingencies (Footnote 21)		
Stockholders' equity:		
Preferred stock, $1.00 par value, authorized 7,054,000 shares; issued and outstanding (in series) 19,367 and 19,435 shares, respectively; aggregate liquidation preference $484,179 and $485,868, respectively	19	19
Common stock, $.01 par value, authorized 750,000,000 shares; issued and outstanding 619,871,237 and 618,483,565 shares, respectively	6,199	6,185
Paid-in capital	9,638,494	9,618,271
Cumulative distributions in excess of net income	(122,576)	(119,548)
Accumulated other comprehensive income	3,329	10,581
Total stockholders' equity	9,525,465	9,515,508
Noncontrolling interests	127,993	131,401
Total equity	9,653,458	9,646,909
Total liabilities and equity	$ 18,274,022	$ 17,826,122

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2023 and 2022 of $388,626 and $436,605, respectively. See Footnote 16 of the Notes to Consolidated Financial Statements.

(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2023 and 2022 of $180,855 and $199,132, respectively. See Footnote 16 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2023	2022	2021
Revenues			
Revenues from rental properties, net	$ 1,767,057	$ 1,710,848	$ 1,349,702
Management and other fee income	16,343	16,836	14,883
Total revenues	1,783,400	1,727,684	1,364,585
Operating expenses			
Rent	(15,997)	(15,811)	(13,773)
Real estate taxes	(231,578)	(224,729)	(181,256)
Operating and maintenance	(309,143)	(290,367)	(222,882)
General and administrative	(136,807)	(119,534)	(104,121)
Impairment charges	(14,043)	(21,958)	(3,597)
Merger charges	(4,766)	-	(50,191)
Depreciation and amortization	(507,265)	(505,000)	(395,320)
Total operating expenses	(1,219,599)	(1,177,399)	(971,140)
Gain on sale of properties	74,976	15,179	30,841
Operating income	638,777	565,464	424,286
Other income/(expense)			
Special dividend income	194,116	-	-
Other income, net	39,960	28,829	19,810
Gain/(loss) on marketable securities, net	21,262	(315,508)	505,163
Interest expense	(250,201)	(226,823)	(204,133)
Early extinguishment of debt charges	-	(7,658)	-
Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net	643,914	44,304	745,126
Provision for income taxes, net	(60,952)	(56,654)	(3,380)
Equity in income of joint ventures, net	72,278	109,481	84,778
Equity in income of other investments, net	10,709	17,403	23,172
Net income	665,949	114,534	849,696
Net (income)/loss attributable to noncontrolling interests	(11,676)	11,442	(5,637)
Net income attributable to the Company	654,273	125,976	844,059
Preferred dividends	(25,021)	(25,218)	(25,416)
Net income available to the Company's common shareholders	$ 629,252	$ 100,758	$ 818,643
Per common share:			
Net income available to the Company's common shareholders:			
-Basic	$ 1.02	$ 0.16	$ 1.61
-Diluted	$ 1.02	$ 0.16	$ 1.60
Weighted average shares:			
-Basic	616,947	615,528	506,248
-Diluted	618,199	617,858	511,385

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 665,949	$ 114,534	$ 849,696
Other comprehensive income:			
Change in unrealized gains related to defined benefit plan	(10,581)	8,365	2,216
Change in unrealized gains related to equity method investments	3,329	-	-
Other comprehensive income	(7,252)	8,365	2,216
Comprehensive income	658,697	122,899	851,912
Comprehensive (income)/loss attributable to noncontrolling interests	(11,676)	11,442	(5,637)
Comprehensive income attributable to the Company	$ 647,021	$ 134,341	$ 846,275

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)

	Preferred Stock		Common Stock		Paid-in	(Cumulative Distributions in Excess of Net Income)/ Retained	Accumulated Other Comprehensive	Total Stockholders'	Noncontrolling	Total
	Issued	Amount	Issued	Amount	Capital	Earnings	Income	Equity	Interests	Equity
Balance, January 1, 2021	20	$ 20	432,519	$ 4,325	$ 5,766,511	$ (162,812)	$ -	$ 5,608,044	$ 62,210	$ 5,670,254
Comprehensive income:								-		
Net income	-	-	-	-	-	844,059	-	844,059	5,637	849,696
Other comprehensive income:								-		-
Change in unrealized gains related to defined benefit plan	-	-	-	-	-	-	2,216	2,216	-	2,216
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(751)	(751)
Dividends declared to preferred shares						(25,420)		(25,420)		(25,420)
Dividends declared to common shares	-	-	-	-	-	(356,712)	-	(356,712)	-	(356,712)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(28,707)	(28,707)
Issuance of common stock, net of issuance costs	-	-	4,958	50	76,879	-	-	76,929	-	76,929
Issuance of common stock for Weingarten Realty Investors merger	-	-	179,920	1,799	3,736,936	-	-	3,738,735	-	3,738,735
Surrender of common stock for taxes	-	-	(1,127)	(11)	(20,898)	-	-	(20,909)	-	(20,909)
Exercise of common stock options	-	-	316	3	6,057	-	-	6,060	-	6,060
Amortization of equity awards	-	-	-	-	22,543	-	-	22,543	-	22,543
Noncontrolling interests assumed from the Weingarten Realty Investors merger	-	-	-	-	-	-	-	-	177,039	177,039
Redemption/conversion of noncontrolling interests	-	-	73	1	1,539	-	-	1,540	(4,635)	(3,095)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	-	2,304	-	-	2,304	-	2,304
Balance at December 31, 2021	20	20	616,659	6,167	9,591,871	299,115	2,216	9,899,389	210,793	10,110,182
								-		
Contributions from noncontrolling interest	-	-	-	-	-	-	-	-	891	891
Net income/(loss)	-	-	-	-	-	125,976	-	125,976	(11,442)	114,534
Other comprehensive income:								-		-
Change in unrealized gains related to defined benefit plan	-	-	-	-	-	-	8,365	8,365	-	8,365
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(1,770)	(1,770)
Dividends declared to preferred shares						(25,286)		(25,286)		(25,286)
Dividends declared to common shares	-	-	-	-	-	(519,417)	-	(519,417)	-	(519,417)
Repurchase of preferred stock	(1)	(1)	-	-	(3,505)	64	-	(3,442)	-	(3,442)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(65,232)	(65,232)
Issuance of common stock, net of issuance costs	-	-	2,162	22	11,259	-	-	11,281	-	11,281
Surrender of restricted common stock	-	-	(616)	(6)	(13,784)	-	-	(13,790)	-	(13,790)
Exercise of common stock options	-	-	206	1	4,231	-	-	4,232	-	4,232
Amortization of equity awards	-	-	-	-	26,602	-	-	26,602	-	26,602
Redemption/conversion of noncontrolling interests	-	-	73	1	1,597	-	-	1,598	(1,839)	(241)
Balance at December 31, 2022	19	19	618,484	6,185	9,618,271	(119,548)	10,581	9,515,508	131,401	9,646,909
								-		
Contributions from noncontrolling interests	-	-	-	-	-	-	-	-	13	13
Net income	-	-	-	-	-	654,273	-	654,273	11,676	665,949
Other comprehensive income:								-		-
Change in unrealized gains related to defined benefit plan	-	-	-	-	-	-	(10,581)	(10,581)	-	(10,581)
Change in unrealized gains related to equity method investments	-	-	-	-	-	-	3,329	3,329	-	3,329
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(5,820)	(5,820)
Dividends declared to preferred shares	-	-	-	-	-	(25,021)	-	(25,021)	-	(25,021)
Dividends declared to common shares	-	-	-	-	-	(632,280)	-	(632,280)	-	(632,280)
Repurchase of preferred stock	-	-	-	-	(1,631)	-	-	(1,631)	-	(1,631)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(5,614)	(5,614)
Issuance of common stock	-	-	1,988	20	(20)	-	-	-	-	-
Surrender of restricted common stock	-	-	(774)	(8)	(16,319)	-	-	(16,327)	-	(16,327)
Exercise of common stock options	-	-	173	2	3,725	-	-	3,727	-	3,727
Amortization of equity awards	-	-	-	-	33,088	-	-	33,088	-	33,088
Redemption/conversion of noncontrolling interests	-	-	-	-	(112)	-	-	(112)	(3,663)	(3,775)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	-	1,492	-	-	1,492	-	1,492
Balance at December 31, 2023	19	$ 19	619,871	$ 6,199	$ 9,638,494	$ (122,576)	$ 3,329	$ 9,525,465	$ 127,993	$ 9,653,458

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flow from operating activities:			
Net income	$ 665,949	$ 114,534	$ 849,696
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	507,265	505,000	395,320
Impairment charges	14,043	21,958	3,597
Straight-line rental income adjustments, net	(22,517)	(33,794)	(22,627)
Amortization of above-market and below-market leases, net	(17,253)	(13,591)	(14,843)
Amortization of deferred financing costs and fair value debt adjustments, net	(9,196)	(28,631)	(9,445)
Early extinguishment of debt charges	-	7,658	-
Equity award expense	33,054	26,639	23,150
Gain on sale of properties	(74,976)	(15,179)	(30,841)
(Gain)/loss on marketable securities, net	(21,262)	315,508	(505,163)
(Gain)/loss on change in fair value of embedded derivative liability	(734)	-	-
Equity in income of joint ventures, net	(72,278)	(109,481)	(84,778)
Equity in income from other investments, net	(10,709)	(17,403)	(23,172)
Distributions from joint ventures and other investments	75,827	83,553	91,507
Change in accounts and notes receivable, net	18,453	(9,104)	4,548
Change in accounts payable and accrued expenses	5,826	37,655	(104,712)
Change in other operating assets and liabilities, net	(19,885)	(24,208)	46,638
Net cash flow provided by operating activities	1,071,607	861,114	618,875
Cash flow from investing activities:			
Acquisition of operating real estate and other related net assets	(277,308)	(300,772)	(355,953)
Improvements to operating real estate	(264,395)	(193,710)	(163,699)
Acquisition of Weingarten Realty Investors, net of cash acquired of $56,451	-	-	(263,973)
Investment in marketable securities	(3,614)	(4,003)	-
Proceeds from sale of marketable securities	292,552	302,504	377
Investment in cost method investments	(1,569)	(4,524)	-
Investments in and advances to real estate joint ventures	(24,494)	(87,301)	(12,571)
Reimbursements of investments in and advances to real estate joint ventures	13,738	37,571	47,862
Investments in and advances to other investments	(18,442)	(17,432)	(67,090)
Reimbursements of investments in and advances to other investments	282	30,855	64,068
Investment in mortgage and other financing receivables	(18,519)	(75,063)	(41,897)
Collection of mortgage and other financing receivables	133	60,306	13,776
Proceeds from sale of properties	160,064	184,294	302,841
Principal payments from securities held-to-maturity	4,589	4,058	-
Net cash flow used for investing activities	(136,983)	(63,217)	(476,259)
Cash flow from financing activities:			
Principal payments on debt, excluding normal amortization of rental property debt	(49,460)	(157,928)	(229,288)
Principal payments on rental property debt	(11,308)	(9,808)	(10,622)
Proceeds from mortgage loan financings	-	19,000	-
Proceeds from issuance of unsecured notes	500,000	1,250,000	500,000
Repayments of unsecured notes	-	(1,449,060)	-
Financing origination costs	(12,481)	(20,326)	(8,197)
Payment of early extinguishment of debt charges	-	(6,955)	-
Contributions from noncontrolling interests	13	891	-
Redemption/distribution of noncontrolling interests	(58,417)	(67,453)	(34,610)
Dividends paid	(657,460)	(544,740)	(382,132)
Proceeds from issuance of stock, net	3,727	15,513	82,989
Repurchase of preferred stock	(1,491)	(3,441)	-
Shares repurchased for employee tax withholding on equity awards	(16,293)	(13,679)	(20,842)
Change in tenants' security deposits	2,474	5,255	1,561
Net cash flow used for financing activities	(300,696)	(982,731)	(101,141)
Net change in cash, cash equivalents and restricted cash	633,928	(184,834)	41,475
Cash, cash equivalents and restricted cash, beginning of year	149,829	334,663	293,188
Cash, cash equivalents and restricted cash, end of year	$ 783,757	$ 149,829	$ 334,663
Interest paid during the year including payment of early extinguishment of debt charges of $0, $6,955 and $0, respectively (net of capitalized interest of $2,313, $668 and $583, respectively)	$ 250,432	$ 257,979	$ 197,947
Income taxes paid during the year, net of refunds	$ 65,267	$ 11,869	$ 1,961

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIAIRIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except unit data)

	December 31, 2023	December 31, 2022
Assets:		
Real estate:		
Land	$ 4,177,797	$ 4,124,542
Building and improvements	14,759,997	14,332,700
Real estate	18,937,794	18,457,242
Less: accumulated depreciation and amortization	(3,842,869)	(3,417,414)
Total real estate, net	15,094,925	15,039,828
Investments in and advances to real estate joint ventures	1,087,804	1,091,551
Other investments	144,089	107,581
Cash and cash equivalents	783,757	149,829
Marketable securities	330,057	597,732
Accounts and notes receivable, net	307,617	304,226
Deferred charges and prepaid expenses	155,567	147,863
Operating lease right-of-use assets, net	128,258	133,733
Other assets	241,948	253,779
Total assets (1)	$ 18,274,022	$ 17,826,122
Liabilities:		
Notes payable, net	$ 7,262,851	$ 6,780,969
Mortgages payable, net	353,945	376,917
Accounts payable and accrued expenses	216,237	207,815
Dividends payable	5,308	5,326
Operating lease liabilities	109,985	113,679
Other liabilities	599,961	601,574
Total liabilities (2)	8,548,287	8,086,280
Redeemable noncontrolling interests	72,277	92,933
Commitments and Contingencies (Footnote 21)		
Members' capital:		
Preferred units; Issued and outstanding 19,367 and 19,435 units, respectively	467,396	469,027
Common units; Issued and outstanding 619,871,237 and 618,483,565 units, respectively	9,054,740	9,035,900
Accumulated other comprehensive income	3,329	10,581
Total members' capital	9,525,465	9,515,508
Noncontrolling interests	127,993	131,401
Total capital	9,653,458	9,646,909
Total liabilities and capital	$ 18,274,022	$ 17,826,122

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2023 and 2022 of $388,626 and $436,605, respectively. See Footnote 16 of the Notes to Consolidated Financial Statements.

(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2023 and 2022 of $180,855 and $199,132, respectively. See Footnote 16 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per unit data)

	Year Ended December 31,		
	2023	2022	2021
Revenues			
Revenues from rental properties, net	$ 1,767,057	$ 1,710,848	$ 1,349,702
Management and other fee income	16,343	16,836	14,883
Total revenues	1,783,400	1,727,684	1,364,585
Operating expenses			
Rent	(15,997)	(15,811)	(13,773)
Real estate taxes	(231,578)	(224,729)	(181,256)
Operating and maintenance	(309,143)	(290,367)	(222,882)
General and administrative	(136,807)	(119,534)	(104,121)
Impairment charges	(14,043)	(21,958)	(3,597)
Merger charges	(4,766)	-	(50,191)
Depreciation and amortization	(507,265)	(505,000)	(395,320)
Total operating expenses	(1,219,599)	(1,177,399)	(971,140)
Gain on sale of properties	74,976	15,179	30,841
Operating income	638,777	565,464	424,286
Other income/(expense)			
Special dividend income	194,116	-	-
Other income, net	39,960	28,829	19,810
Gain/(loss) on marketable securities, net	21,262	(315,508)	505,163
Interest expense	(250,201)	(226,823)	(204,133)
Early extinguishment of debt charges	-	(7,658)	-
Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net	643,914	44,304	745,126
Provision for income taxes, net	(60,952)	(56,654)	(3,380)
Equity in income of joint ventures, net	72,278	109,481	84,778
Equity in income of other investments, net	10,709	17,403	23,172
Net income	665,949	114,534	849,696
Net (income)/loss attributable to noncontrolling interests	(11,676)	11,442	(5,637)
Net income attributable to the Company	654,273	125,976	844,059
Preferred distributions, net	(25,021)	(25,218)	(25,416)
Net income available to the Company's common unitholders	$ 629,252	$ 100,758	$ 818,643
Per common unit:			
Net income available to the Company's common unitholders:			
-Basic	$ 1.02	$ 0.16	$ 1.61
-Diluted	$ 1.02	$ 0.16	$ 1.60
Weighted average units:			
-Basic	616,947	615,528	506,248
-Diluted	618,199	617,858	511,385

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 665,949	$ 114,534	$ 849,696
Other comprehensive income:			
Change in unrealized gains related to defined benefit plan	(10,581)	8,365	2,216
Change in unrealized gains related to equity method investments	3,329	-	-
Other comprehensive income	(7,252)	8,365	2,216
Comprehensive income	658,697	122,899	851,912
Comprehensive (income)/loss attributable to noncontrolling interests	(11,676)	11,442	(5,637)
Comprehensive income attributable to the Company	$ 647,021	$ 134,341	$ 846,275

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)

	Preferred Units		Common Units		Accumulated	Total Members'	Noncontrolling	Total
	Issued	Amount	Issued	Amount	Other	Capital	Interests	Capital
Balance at January 1, 2021	20	$ 472,533	432,519	$ 5,135,511	$ -	$ 5,608,044	$ 62,210	$ 5,670,254
Net income	-	25,420	-	818,639	-	844,059	5,637	849,696
Other comprehensive income:								
Change in unrealized gains related to defined benefit plan	-	-	-	-	2,216	2,216	-	2,216
Redeemable noncontrolling interests income	-	-	-	-	-	-	(751)	(751)
Distributions declared to preferred unitholders	-	(25,420)	-	-	-	(25,420)	-	(25,420)
Distributions declared to common unitholders	-	-	-	(356,712)	-	(356,712)		(356,712)
Distributions to noncontrolling interests	-	-	-	-	-	-	(28,707)	(28,707)
Issuance of common units as a result of common stock issued by Parent Company	-	-	5,274	82,989	-	82,989	-	82,989
Issuance of common units for Weingarten Realty Investors merger	-	-	179,920	3,738,735	-	3,738,735	-	3,738,735
Surrender of common units for taxes	-	-	(1,127)	(20,909)	-	(20,909)	-	(20,909)
Amortization of equity awards	-	-	-	22,543	-	22,543	-	22,543
Noncontrolling interests assumed from the Weingarten Realty Investors merger	-	-	-	-	-	-	177,039	177,039
Redemption/conversion of noncontrolling interests	-	-	73	1,540	-	1,540	(4,635)	(3,095)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	2,304	-	2,304	-	2,304
Balance at January 1, 2022	20	472,533	616,659	9,424,640	2,216	9,899,389	210,793	10,110,182
Contributions from noncontrolling interest	-	-	-	-	-	-	891	891
Net income/(loss)	-	25,218	-	100,758	-	125,976	(11,442)	114,534
Other comprehensive income:								
Change in unrealized gains related to defined benefit plan	-	-	-	-	8,365	8,365	-	8,365
Redeemable noncontrolling interests income	-	-	-	-	-	-	(1,770)	(1,770)
Distributions declared to preferred unitholders	-	(25,218)	-	-	-	(25,218)	-	(25,218)
Distributions declared to common unitholders	-	-	-	(519,421)	-	(519,421)	-	(519,421)
Repurchase of preferred units	(1)	(3,506)	-	-	-	(3,506)	-	(3,506)
Distributions to noncontrolling interests	-	-	-	-	-	-	(65,232)	(65,232)
Issuance of common units as a result of common stock issued by Parent Company	-	-	2,368	15,513	-	15,513	-	15,513
Surrender of common units	-	-	(616)	(13,790)	-	(13,790)	-	(13,790)
Amortization of equity awards	-	-	-	26,602	-	26,602	-	26,602
Redemption/conversion of noncontrolling interests	-	-	73	1,598	-	1,598	(1,839)	(241)
Balance at December 31, 2022	19	469,027	618,484	9,035,900	10,581	9,515,508	131,401	9,646,909
Contributions from noncontrolling interest	-	-	-	-	-	-	13	13
Net income	-	25,021	-	629,252	-	654,273	11,676	665,949
Other comprehensive income:								
Change in unrealized gains related to defined benefit plan	-	-	-	-	(10,581)	(10,581)	-	(10,581)
Change in unrealized gains related to equity method investments	-	-	-	-	3,329	3,329	-	3,329
Redeemable noncontrolling interests income	-	-	-	-	-	-	(5,820)	(5,820)
Distributions declared to preferred unitholders	-	(25,021)	-	-	-	(25,021)	-	(25,021)
Distributions declared to common unitholders	-	-	-	(632,280)	-	(632,280)	-	(632,280)
Repurchase of preferred units	-	(1,631)	-	-	-	(1,631)	-	(1,631)
Distributions to noncontrolling interests	-	-	-	-	-	-	(5,614)	(5,614)
Issuance of common units as a result of common stock issued by Parent Company	-	-	2,161	3,727	-	3,727	-	3,727
Surrender of common units	-	-	(774)	(16,327)	-	(16,327)	-	(16,327)
Amortization of equity awards	-	-	-	33,088	-	33,088	-	33,088
Redemption/conversion of noncontrolling interests	-	-	-	(112)	-	(112)	(3,663)	(3,775)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	1,492	-	1,492	-	1,492
Balance at December 31, 2023	19	$ 467,396	619,871	$ 9,054,740	$ 3,329	$ 9,525,465	$ 127,993	$ 9,653,458

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2023	2022	2021
Cash flow from operating activities:			
Net income	$ 665,949	$ 114,534	$ 849,696
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	507,265	505,000	395,320
Impairment charges	14,043	21,958	3,597
Straight-line rental income adjustments, net	(22,517)	(33,794)	(22,627)
Amortization of above-market and below-market leases, net	(17,253)	(13,591)	(14,843)
Amortization of deferred financing costs and fair value debt adjustments, net	(9,196)	(28,631)	(9,445)
Early extinguishment of debt charges	-	7,658	-
Equity award expense	33,054	26,639	23,150
Gain on sale of properties	(74,976)	(15,179)	(30,841)
(Gain)/loss on marketable securities, net	(21,262)	315,508	(505,163)
(Gain)/loss on change in fair value of embedded derivative liability	(734)	-	-
Equity in income of joint ventures, net	(72,278)	(109,481)	(84,778)
Equity in income from other investments, net	(10,709)	(17,403)	(23,172)
Distributions from joint ventures and other investments	75,827	83,553	91,507
Change in accounts and notes receivable, net	18,453	(9,104)	4,548
Change in accounts payable and accrued expenses	5,826	37,655	(104,712)
Change in other operating assets and liabilities, net	(19,885)	(24,208)	46,638
Net cash flow provided by operating activities	1,071,607	861,114	618,875
Cash flow from investing activities:			
Acquisition of operating real estate and other related net assets	(277,308)	(300,772)	(355,953)
Improvements to operating real estate	(264,395)	(193,710)	(163,699)
Acquisition of Weingarten Realty Investors, net of cash acquired of $56,451	-	-	(263,973)
Investment in marketable securities	(3,614)	(4,003)	-
Proceeds from sale of marketable securities	292,552	302,504	377
Investment in cost method investments	(1,569)	(4,524)	-
Investments in and advances to real estate joint ventures	(24,494)	(87,301)	(12,571)
Reimbursements of investments in and advances to real estate joint ventures	13,738	37,571	47,862
Investments in and advances to other investments	(18,442)	(17,432)	(67,090)
Reimbursements of investments in and advances to other investments	282	30,855	64,068
Investment in mortgage and other financing receivables	(18,519)	(75,063)	(41,897)
Collection of mortgage and other financing receivables	133	60,306	13,776
Proceeds from sale of properties	160,064	184,294	302,841
Principal payments from securities held-to-maturity	4,589	4,058	-
Net cash flow used for investing activities	(136,983)	(63,217)	(476,259)
Cash flow from financing activities:			
Principal payments on debt, excluding normal amortization of rental property debt	(49,460)	(157,928)	(229,288)
Principal payments on rental property debt	(11,308)	(9,808)	(10,622)
Proceeds from mortgage loan financings	-	19,000	-
Proceeds from issuance of unsecured notes	500,000	1,250,000	500,000
Repayments of unsecured notes	-	(1,449,060)	-
Financing origination costs	(12,481)	(20,326)	(8,197)
Payment of early extinguishment of debt charges	-	(6,955)	-
Contributions from noncontrolling interests	13	891	-
Redemption/distribution of noncontrolling interests	(58,417)	(67,453)	(34,610)
Distributions paid to common and preferred unitholders	(657,460)	(544,740)	(382,132)
Proceeds from issuance of units as a result of shares issued by Parent Company, net	3,727	15,513	82,989
Repurchase of preferred units	(1,491)	(3,441)	-
Units repurchased due to employee tax withholding on equity awards by the Parent Company	(16,293)	(13,679)	(20,842)
Change in tenants' security deposits	2,474	5,255	1,561
Net cash flow used for financing activities	(300,696)	(982,731)	(101,141)
Net change in cash, cash equivalents and restricted cash	633,928	(184,834)	41,475
Cash, cash equivalents and restricted cash, beginning of year	149,829	334,663	293,188
Cash, cash equivalents and restricted cash, end of year	$ 783,757	$ 149,829	$ 334,663
Interest paid during the year including payment of early extinguishment of debt charges of $0, $6,955 and $0, respectively (net of capitalized interest of $2,313, $668 and $583, respectively)	$ 250,432	$ 257,979	$ 197,947
Income taxes paid during the year, net of refunds	$ 65,267	$ 11,869	$ 1,961

The accompanying notes are an integral part of these consolidated financial statements.

Amounts relating to the number of buildings, square footage, tenant and occupancy data, joint venture debt and average interest rates and terms on joint venture debt are unaudited.

1. Summary of Significant Accounting Policies:

Business and Organization

Kimco Realty Corporation and its subsidiaries (the "Parent Company") operates as a Real Estate Investment Trust ("REIT"), of which substantially all of the Parent Company's assets are held by, and substantially all of the Parent Company's operations are conducted through, Kimco Realty OP, LLC ("Kimco OP"), either directly or through its subsidiaries, as the Parent Company's operating company. The Parent Company is the managing member and exercises exclusive control over Kimco OP. As of December 31, 2023, the Parent Company owned 100% of the outstanding limited liability company interests (the "OP Units") in Kimco OP. The terms "Kimco", "the Company" and "our", each refer to the Parent Company and Kimco OP, collectively, unless the context indicates otherwise. In statements regarding qualification as a REIT, such terms refer solely to Kimco Realty Corporation.

The Company is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers and a growing portfolio of mixed-use assets. The Company's portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week. The Company, its affiliates and related real estate joint ventures are engaged principally in the ownership, management, development and operation of open-air shopping centers, including mixed-use assets which, are anchored primarily by grocery stores, off-price retailers, discounters or service-oriented tenants. Additionally, the Company provides complementary services that capitalize on the Company's established retail real estate expertise. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company elected status as a REIT for federal income tax purposes commencing with its taxable year which began January 1, 1992 and operates in a manner that enables the Company to maintain its status as a REIT. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. In January 2023, the Company consummated the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report on Form 10-K. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company, generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that have made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), that permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes, when applicable, a provision for taxes in its consolidated financial statements. See Footnote 24 of the Notes to Consolidated Financial Statements for further discussion.

RPT Merger

On August 28, 2023, the Company and RPT Realty ("RPT") announced that they had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would acquire RPT through a series of mergers (collectively, the "RPT Merger"). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger added 56 open-air shopping centers, 43 of which are wholly owned and 13 of which are owned through a joint venture, comprising 13.3 million square feet of gross leasable area ("GLA"), to the Company's existing portfolio of 523 properties. In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares, and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of the Company's 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share ("Class N Preferred Stock"). During 2023, the Company incurred expenses of $4.8 million associated with the RPT Merger primarily comprised of legal and professional fees. See Footnote 28 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Economic Conditions

The economy continues to face several issues including inflation risk, liquidity constraints, the lack of qualified employees, tenant bankruptcies and supply chain disruptions, which could impact the Company and its tenants. In response to the rising rate of inflation the Federal Reserve steadily increased interest rates and has kept them at elevated levels. The Federal Reserve may continue to increase interest rates or maintain these elevated levels, until the rate of inflation begins to decrease. These increased interest rates could adversely impact the business and financial results of the Company and its tenants. In addition, slower economic growth and the potential for a recession could have an adverse effect on the Company and its tenants. This could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties.

Any of these events could materially adversely impact the Company's business, financial condition, results of operations or stock price. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators. If the Company determines that any of its assets are impaired, the Company would be required to take impairment charges, and such amounts could be material.

Basis of Presentation

This report combines the annual reports on Form 10-K for the annual period ended December 31, 2023, of the Parent Company and Kimco OP into this single report. The accompanying Consolidated Financial Statements include the accounts of the Parent Company and Kimco OP and their consolidated subsidiaries. The Reorganization resulted in a merger of entities under common control in accordance with GAAP. Accordingly, the accompanying consolidated financial statements including the notes thereto, are presented as if the Reorganization had occurred at the earliest period presented. The Company's subsidiaries include subsidiaries which are wholly owned or which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity ("VIE") in accordance with the consolidation guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate and related intangible assets and liabilities, equity method investments, other investments, including the assessment of impairments, as well as, depreciable lives, revenue recognition, and the collectability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in its consolidated financial statements (see Footnotes 18 and 28 of the Notes to Consolidated Financial Statements).

Real Estate

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company periodically assesses the useful lives of its depreciable real estate assets, including those expected to be redeveloped in future periods, and accounts for any revisions prospectively. Expenditures for maintenance, repairs and demolition costs are charged to operations as incurred. Significant renovations and replacements, which improve or extend the life of the asset, are capitalized.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under *Business Combinations (Topic 805)*, an acquisition does not qualify as a business when (i) substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or (ii) the acquisition does not include a substantive process in the form of an acquired workforce or (iii) an acquired contract that cannot be replaced without significant cost, effort or delay. In accordance with ASC 805-10, Business Combinations, the Company accounted for the Weingarten Realty Investors Merger as business combinations using the acquisition method of accounting. The Company also expects to account for the RPT Merger as business combinations using the acquisition method of accounting, however the Company's evaluation is not yet complete as of this filing. See Footnote 28 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

When substantially all of the fair value is not concentrated in a group of similar identifiable assets, the set of assets will generally be considered a business and the Company applies the acquisition method of accounting for business combinations, where all tangible and identifiable intangible assets acquired, and all liabilities assumed are recorded at fair value. In a business combination, the difference, if any, between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain.

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to land, buildings, and improvements based on available information including replacement cost, appraisal or using net operating income capitalization rates, discounted cash flow analysis or similar fair value models. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates, land values per square foot and other market data. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. Tangible assets may include land, land improvements, buildings, building improvements and tenant improvements. Intangible assets may include the value of in-place leases, above and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics.

In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts, including fixed rate below-market lease renewal options, to be paid pursuant to the leases and management's estimate of the market lease rates and other lease provisions (e.g., expense recapture, base rental changes) measured over a period equal to the estimated remaining term of the lease. The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases. Mortgage debt discounts or premiums are amortized into interest expense over the remaining term of the related debt instrument.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods and costs to execute similar leases including leasing commissions, legal and other related costs based on current market demand. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs relating to that lease would be written off.

The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The difference between the fair value and the face value of debt assumed, if any, in connection with an acquisition is recorded as a premium or discount and is amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements. The fair value of debt is estimated based upon contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

Real estate under development represents the development of open-air shopping center projects, which may include residential and mixed-use components, that the Company plans to hold as long-term investments. These properties are carried at cost. The cost of land and buildings under development includes specifically identifiable costs. Capitalized costs include pre-construction costs essential to the development of the property, construction costs, interest costs, real estate taxes, insurance, legal costs, salaries and related costs of personnel directly involved and other costs incurred during the period of development. The Company ceases cost capitalization when the property is held available for occupancy and placed into service. This usually occurs upon substantial completion of all development activity necessary to bring the property to the condition needed for its intended use, but no later than one year from the completion of major construction activity. However, the Company may continue to capitalize costs even though a project is substantially completed if construction is still ongoing at the site. If, in management's opinion, the current and projected undiscounted cash flows of these assets to be held as long-term investments is less than the net carrying value plus estimated costs to complete the development, the carrying value would be adjusted to an amount that reflects the estimated fair value of the property.

The Company's policy is to classify real estate assets as held-for-sale if the (i) asset is under contract, (ii) the buyer's deposit is non-refundable, (iii) due diligence has expired and (iv) management believes it is probable that the disposition will occur within one year. When a real estate asset is identified by management as held-for-sale, the Company ceases depreciation of the asset and estimates the fair value. If the fair value of the asset, less cost to sell, is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, and the asset is included within Other assets on the Company's Consolidated Balance Sheets.

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimated fair value is less than the net carrying value of the property. The Company's estimated fair value is primarily based upon (i) estimated sales prices from signed contracts or letters of intent from third-party offers or (ii) discounted cash flow models of the property over its remaining hold period. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control, these entities. These investments are recorded initially at cost and are subsequently adjusted for cash contributions and distributions. Earnings for each investment are recognized in accordance with each respective investment agreement and where applicable, are based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

The Company's joint ventures primarily consist of co-investments with institutional and other joint venture partners in open-air shopping center or mixed-use properties, consistent with its core business. These joint ventures typically obtain non-recourse third-party financing on their property investments, thus contractually limiting the Company's exposure to losses primarily to the amount of its equity investment; and due to the lender's exposure to losses, a lender typically will require a minimum level of equity in order to mitigate its risk. On a select basis, certain of these joint ventures, have obtained unsecured financing. As of December 31, 2023, the Company did not guaranty any unsecured joint venture debt.

To recognize the character of distributions from equity investees within its Consolidated Statements of Cash Flows, all distributions received are presumed to be returns on investment and classified as cash inflows from operating activities unless the Company's cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed its cumulative equity in earnings recognized by the investor (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash inflows from investing.

In a business combination, the fair value of the Company's investment in an unconsolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the Company's equity ownership percentage.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, and, where applicable, any estimated debt premiums. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Other Investments

Other investments primarily consist of preferred equity investments for which the Company provides capital to owners and developers of real estate. The Company typically accounts for its preferred equity investments on the equity method of accounting, whereby earnings for each investment are recognized in accordance with each respective investment agreement and based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's Other investments may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The Company's estimated fair values are based upon a discounted cash flow model for each investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include demand deposits in banks, commercial paper and certificates of deposit with original maturities of three months or less. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. The Company believes it mitigates risk by investing in or through major financial institutions and primarily in funds that are currently U.S. federal government insured up to applicable account limits. Recoverability of investments is dependent upon the performance of the issuers.

Restricted cash is deposits held or restricted for a specific use. The Company had restricted cash totaling $3.2 million and $2.9 million at December 31, 2023 and 2022, respectively, which is included in Cash and cash equivalents on the Company's Consolidated Balance Sheets.

Marketable Securities

The Company classifies its marketable equity securities as available-for-sale in accordance with the FASB's Investments-Debt and Equity Securities guidance. In accordance with ASC Topic 825 *Financial Instruments:* the Company recognizes changes in the fair value of equity investments with readily determinable fair values in net income.

Other Assets

Mortgage and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company, which are included within Other assets on the Company's Consolidated Balance Sheets. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate. The Company's loans are primarily mortgage loans that are collateralized by real estate. Mortgages and other financing receivables are recorded at stated principal amounts, net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable.

The Company applies Accounting Standards Update ("ASU") 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. The Company adopted this standard using the modified retrospective method for all financial assets measured at amortized cost.

On a quarterly basis, the Company reviews credit quality indicators such as (i) payment status to identify performing versus non-performing loans, (ii) changes affecting the underlying real estate collateral and (iii) national and regional economic factors. The Company has determined that it has one portfolio segment, primarily represented by loans collateralized by real estate, whereby it determines, as needed, reserves for loan losses on an asset-specific basis. The Company utilizes its history of incurred losses as well as external data to perform its expected credit loss calculation using the probability of default ("PD") and loss given default method ("LGD"). This approach calculates the expected credit loss by multiplying the PD (probability the asset will default within a given timeframe) by the LGD (percentage of the asset not expected to be collected due to default). The reserve for loan losses reflects management's estimate of loan losses as of the balance sheet date and any adjustments are included in Other income, net on the Company's Consolidated Statements of Income. The reserve is increased through loan loss expense and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased.

Interest income on performing loans is accrued as earned. Accrued interest receivable is included in Accounts and notes receivable, net on the Company's Consolidated Balance Sheets. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reserved and charged against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms.

Tax Increment Revenue Bonds

Other assets include Series B tax increment revenue bonds issued by the Sheridan Redevelopment Agency in connection with the development of a project in Sheridan, Colorado, which mature on December 15, 2039. These Series B bonds have been classified as held to maturity and were recorded at estimated fair value. The fair value estimates of the Company's held to maturity tax increment revenue bonds are based on discounted cash flow analysis, which are based on the expected future

sales tax revenues of the project. This analysis reflects the contractual terms of the bonds, including the period to maturity, and uses observable market-based inputs, such as market discount rates and unobservable market-based inputs, such as future growth and inflation rates. Interest on these bonds is recorded at an effective interest rate while cash payments are received at the contractual interest rate.

The held to maturity bonds are evaluated for credit losses based on discounted estimated future cash flows. Any future receipts in excess of the amortized basis will be recognized as revenue when received. The credit risk associated with the amortized value of these bonds is deemed as low risk as the bonds are earmarked for repayments from a government entity which are funded through sales and property taxes.

Deferred Leasing Costs

Initial direct leasing costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct leasing costs are capitalized and generally amortized over the term of the related leases using the straight-line method. These direct leasing costs are included in Other assets, on the Company's Consolidated Balance Sheets and are classified as operating activities on the Company's Consolidated Statements of Cash Flows.

Internal employee compensation, payroll-related benefits and certain external legal fees are considered indirect costs associated with the execution of lease agreements. These indirect leasing costs are expensed in accordance with ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02") and included in General and administrative expense on the Company's Consolidated Statements of Income.

Software Development Costs

Expenditures for major software purchases and software developed for internal use are capitalized and amortized on a straight-line basis generally over a period of three to ten years. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of payroll costs that can be capitalized with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. These software development costs are included in Other assets on the Company's Consolidated Balance Sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing, included in Notes payable, net and Mortgages payable, net in the accompanying Consolidated Balance Sheets, are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements, as applicable.

Revenue, Trade Accounts Receivable and Gain Recognition

The Company determines the proper amount of revenue to be recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("Topic 606"), by performing the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of December 31, 2023 and 2022, the Company had no outstanding contract assets or contract liabilities.

The Company's primary sources of revenues are derived from lease agreements which fall under the scope of ASU 2016-02, *Leases (Topic 842),* ("Topic 842"), which includes rental income and expense reimbursement income. The Company also has revenues which are accounted for under Topic 606, which include fees for services performed at various unconsolidated joint ventures for which the Company is the manager. These fees primarily include property and asset management fees, leasing fees, development fees and property acquisition/disposition fees. Also affected by Topic 606 are gains on sales of properties and tax increment financing ("TIF") contracts. The Company presents its revenue streams on the Company's Consolidated Statements of Income as Revenues from rental properties, net and Management and other fee income.

Revenues from rental properties, net

Revenues from rental properties, net are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. The Company accounts for lease and non-lease components as combined components under Topic 842. Non-lease components include reimbursements paid to the Company from tenants for common area maintenance costs and other operating expenses. The combined components are included in Revenues from rental properties, net on the Company's Consolidated Statements of Income.

Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. These percentage rents are recognized once the required sales level is achieved. Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate an existing lease agreement and has vacated the leased space. If the lessee continues to occupy the leased space for a period of time after the lease termination is agreed upon, the termination fee is accounted for as a lease modification based on the modified lease term. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible asset or liability is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases.

Also included in Revenues from rental properties, net are ancillary income and TIF income. Ancillary income is derived through various agreements relating to parking lots, clothing bins, temporary storage, vending machines, ATMs, trash bins and trash collections, seasonal leases, etc. The majority of the revenue derived from these sources is through lease agreements/arrangements and is recognized in accordance with the lease terms described in the lease. The Company has TIF agreements with certain municipalities and receives payments in accordance with the agreements. TIF reimbursement income is recognized on a cash basis when received.

Management and other fee income

Property management fees, property acquisition and disposition fees, construction management fees, leasing fees and asset management fees all fall within the scope of Topic 606. These fees arise from contractual agreements with third parties or with entities in which the Company has a noncontrolling interest. Management and other fee income related to partially owned entities are recognized to the extent attributable to the unaffiliated interest. Property and asset management fee income is recognized as a single performance obligation (managing the property) comprised of a series of distinct services (maintaining property, handling tenant inquiries, etc.). The Company believes that the overall service of property management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. The time-based output method is used to measure progress over time, as this is representative of the transfer of the services. These fees are recognized at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Leasing fee income is recognized as a single performance obligation primarily upon the rent commencement date. The Company believes the leasing services it provides are similar for each available space leased and none of the individual activities necessary to facilitate the execution of each lease are distinct. These fees are billed to the customer monthly with payment due upon receipt.

Property acquisition and disposition fees are recognized when the Company satisfies a performance obligation upon acquiring control of a property or transferring control of a property. These fees are billed subsequent to the acquisition or sale of the property and payment is due upon receipt.

Construction management fees are recognized as a single performance obligation (managing the construction of the project) composed of a series of distinct services. The Company believes that the overall service of construction management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. These fees are based on the amount spent

on the construction at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. The Company's analysis of its accounts receivable includes (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the uncollectible receivable balances associated with the lease and will only recognize lease income on a cash basis. The Company includes provision for doubtful accounts in Revenues from rental properties, net, in accordance with Topic 842. Lease income will then be limited to the lesser of (i) the straight-line rental income or (ii) the lease payments that have been collected from the lessee. In addition to the lease-specific collectability assessment performed under Topic 842, the analysis also recognizes a general reserve under ASC Topic 450 *Contingencies*, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against revenues from rental properties, actual results may differ from those estimates. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, the Company will then reinstate the straight-line balance.

Gains/losses on sale of properties

Gains and losses from the sale and/or transfer of nonfinancial assets, such as real estate property, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Lessee Leases

The Company accounts for its leases in accordance with Topic 842. The Company has right-of-use ("ROU") assets and lease liabilities on its balance sheet for those leases classified as operating and financing leases where the Company is a lessee. The Company's leases where it is the lessee primarily consist of ground leases and administrative office leases. The Company classifies leases based on whether the arrangement is effectively a purchase of the underlying asset. Leases that transfer control of the underlying asset to a lessee are classified as finance leases and all other leases as operating leases. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and lease liabilities are recognized at the commencement date of the lease and liabilities are determined based on the estimated present value of the Company's minimum lease payments under its lease agreements. Variable lease payments are excluded from the lease liabilities and corresponding ROU assets, as they are recognized in the period in which the obligation for those payments is incurred. Certain of the Company's leases have renewal options for which the Company assesses whether it is reasonably certain the Company will exercise these renewal options. Lease payments associated with renewal options that the Company is reasonably certain will be exercised are included in the measurement of the lease liabilities and corresponding ROU assets. The discount rate used to determine the lease liabilities is based on the estimated incremental borrowing rate on a lease-by-lease basis. When calculating the incremental borrowing rates, the Company utilized data from (i) its recent debt issuances, (ii) publicly available data for instruments with similar characteristics, (iii) observable mortgage rates and (iv) unlevered property yields and discount rates. The Company then applied adjustments to account for considerations related to term and security that may not be fully incorporated by the data sets. Rental expense for lease payments is recognized on a straight-line basis over the lease term. See Footnote 10 of the Notes to Consolidated Financial Statements for further details.

Income Taxes

The Company elected to qualify as a REIT for federal income tax purposes commencing with its taxable year January 1, 1992 and operates in a manner that enables the Company to qualify and maintain its status as a REIT. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under Sections 856 through 860 of the Code. The Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Most states, in which the Company holds investments in real estate, conform to the federal rules recognizing REITs.

The Company maintains certain subsidiaries which made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), which permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. As such, the Company, through its wholly owned TRSs, has been engaged in various retail real estate related opportunities including retail real estate management and disposition services which primarily focus on leasing and disposition strategies of retail real estate controlled by both healthy and distressed and/or bankrupt retailers. The Company may consider other investments through its TRSs should suitable opportunities arise.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

The Company applies the FASB's guidance relating to uncertainty in income taxes recognized in a Company's financial statements. Under this guidance the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests also include amounts related to partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units have a stated redemption value or a defined redemption amount based upon the trading price of the Company's common stock and provides the unit holders various rates of return during the holding period. The unit holders generally have the right to redeem their units for cash at any time after one year from issuance. For convertible units, the Company typically has the option to settle redemption amounts in cash or common stock.

The Company evaluates the terms of the partnership units issued in accordance with the FASB's Distinguishing Liabilities from Equity guidance. Convertible units for which the Company has the option to settle redemption amounts in cash or common stock are included in the caption Noncontrolling interests within the equity section on the Company's Consolidated Balance Sheets. Units which embody a conditional obligation requiring the Company to redeem the units for cash after a specified or determinable date (or dates) or upon the occurrence of an event that is not solely within the control of the issuer are determined to be contingently redeemable under this guidance and are included as Redeemable noncontrolling interests and classified within the mezzanine section between Total liabilities and Stockholders' equity on the Company's Consolidated Balance Sheets.

In a business combination, the fair value of the noncontrolling interest in a consolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the partners' noncontrolling share.

Contingently redeemable noncontrolling interests are recorded at fair value upon issuance. Any change in the fair value or redemption value of these noncontrolling interests is subsequently recognized through Paid-in capital on the Company's Consolidated Balance Sheets and is included in the Company's computation of earnings per share (see Footnote 27 of the Notes to Consolidated Financial Statements).

Stock Compensation

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock units, performance awards, dividend equivalents, stock payments and deferred stock awards. Unless otherwise determined by the Board of Directors at its sole discretion, restricted stock grants generally vest (i) 100% on the fourth or fifth anniversary of the grant, (ii) ratably over three, four and five years or (iii) over ten years at 20% per year commencing after the fifth year. Performance share awards, which vest over a period of one to three years, may provide a right to receive shares of the Company's common stock or restricted stock based on the Company's performance relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors. In addition, the 2020 Plan provides for the granting of restricted stock to each of the Company's non-employee directors (the "Independent Directors") and permits such Independent Directors to elect to receive deferred stock awards in lieu of directors' fees.

The Company accounts for equity awards in accordance with the FASB's Stock Compensation guidance which requires that all share-based payments to employees be recognized in the Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date (see Footnote 22 of the Notes to Consolidated Financial Statements for additional disclosure on the assumptions and methodology).

Reclassifications

Certain amounts in the prior period have been reclassified in order to conform to the current period's presentation. For comparative purposes, for the year ended December 31, 2021, the Company reclassified cash flows (used for)/provided by on the Company's Consolidated Statements of Cash Flows as follows (in millions):

		2021
Operating activities:		
Straight-line rental income adjustments, net	$	(22.6)
Amortization of above-market and below-market leases, net	$	(14.8)
Amortization of deferred financing costs and fair value debt adjustments, net	$	(9.4)
Change in accounts and notes receivable, net	$	22.6
Change in other operating assets and liabilities, net	$	24.2

New Accounting Pronouncements

The following table represents ASUs to the FASB's ASCs that, as of December 31, 2023, are not yet effective for the Company and for which the Company has not elected early adoption, where permitted:

ASU	Description	Effective Date	Effect on the financial statements or other significant matters
ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This ASU clarifies the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and provides new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820.	January 1, 2024; Early adoption permitted	The Company does not expect the adoption of this ASU to have a material impact on the Company's financial position and/or results of operations.
ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement	The amendments in this ASU address the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. To reduce diversity in practice and provide decision-useful information to a joint venture's investors, these amendments require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). Additionally, existing joint ventures have the option to apply the guidance retrospectively.	January 1, 2025; Early adoption permitted	This ASU does not impact accounting for joint ventures by the venturers. As such, the Company does not expect the adoption of this ASU will have a material impact on the Company's financial position and/or results of operations.
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.	Fiscal years beginning January 1, 2024, and interim periods for fiscal years beginning January 1, 2025; Early adoption permitted	There are aspects of this ASU that apply to entities with one reportable segment. The Company will review the extent of new disclosures necessary prior to implementation. Other than additional disclosure, the adoption of this ASU is not expected to have a material impact on the Company's financial position and/or results of operations.
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This ASU requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance requires all entities to disclose annually income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold.	Fiscal years beginning January 1, 2025, and interim periods for fiscal years beginning January 1, 2026; Early adoption permitted	The Company will review the extent of new disclosures necessary prior to implementation. Other than additional disclosure, the adoption of this ASU is not expected to have a material impact on the Company's financial position and/or results of operations.

The following ASUs to the FASB's ASCs has been adopted by the Company as of the date listed:

ASU	Description	Adoption Date	Effect on the financial statements or other significant matters
ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments in this ASU require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination rather than at fair value on the acquisition date required by Topic 805.	January 1, 2023	The adoption of this ASU did not have a material impact on the Company's financial position and/or results of operations.

2. Real Estate:

The Company's components of Real estate, net consist of the following (in thousands):

	December 31, 2023	December 31, 2022
Land:		
Developed land	$ 4,166,475	$ 4,102,542
Undeveloped land	5,458	16,328
Land held for development	5,864	5,672
Total land	4,177,797	4,124,542
Buildings and improvements:		
Buildings	10,312,001	10,158,588
Building improvements	2,213,248	2,080,437
Tenant improvements	1,158,919	1,046,969
Fixtures and leasehold improvements	41,055	36,627
Above-market leases	170,513	170,211
In-place leases	864,261	839,868
Total buildings and improvements	14,759,997	14,332,700
Real estate	18,937,794	18,457,242
Accumulated depreciation and amortization (1)	(3,842,869)	(3,417,414)
Total real estate, net	$ 15,094,925	$ 15,039,828

(1) The Company had accumulated amortization relating to in-place leases and above-market leases aggregating $751,215 at December 31, 2023 and $671,794 at December 31, 2022.

In addition, at December 31, 2023 and 2022, the Company had intangible liabilities relating to below-market leases from property acquisitions of $330.6 million and $330.9 million, respectively, net of accumulated amortization of $260.8 million and $242.4 million, respectively. These amounts are included in the caption Other liabilities on the Company's Consolidated Balance Sheets.

The Company's amortization associated with above-market and below-market leases for the years ended December 31, 2023, 2022 and 2021 resulted in net increases to revenue of $17.3 million, $13.6 million and $14.8 million, respectively. The Company's amortization expense associated with in-place leases, which is included in depreciation and amortization, for the years ended December 31, 2023, 2022 and 2021 was $94.7 million, $118.1 million and $80.1 million, respectively.

The estimated net amortization income/(expense) associated with the Company's above-market and below-market leases and in-place leases for the next five years are as follows (in millions):

	2024	2025	2026	2027	2028
Above-market and below-market leases amortization, net	$ 13.2	$ 13.8	$ 14.7	$ 14.3	$ 14.0
In-place leases amortization	$ (65.5)	$ (47.5)	$ (35.2)	$ (27.5)	$ (20.3)

3. Property Acquisitions:

Acquisition/Consolidation of Operating Properties

During the year ended December 31, 2023, the Company acquired the following operating properties, through direct asset purchases or consolidation due to change in control resulting from the purchase of additional interests in certain operating properties held in an unconsolidated joint venture (in thousands):

Property Name	Location	Month Acquired	Purchase Price Cash	Debt	Other	Total	GLA
Portfolio (2 properties) (1)	Various	Jan-23	$ 69,130	$ 19,637	$ 13,019	$ 101,786	342
Crossroads Plaza Parcel	Cary, NC	Jan-23	2,173	-	-	2,173	5
Northridge Shopping Center Parcel	Arvada, CO	Jan-23	728	-	-	728	57
Stafford Marketplace Parcel (2)	Stafford, VA	Feb-23	-	-	12,527	12,527	87
Tustin Heights (1)	Tustin, CA	Mar-23	26,501	17,550	4,910	48,961	137
Marlton Plaza Parcel	Cherry Hill, NJ	Jul-23	529	-	-	529	-
Stonebridge at Potomac Town Center	Woodbridge, VA	Aug-23	169,840	-	1,667	171,507	504
Big 5 Factoria Parcel	Bellevue, WA	Oct-23	7,817	-	-	7,817	13
			$ 276,718	**$ 37,187**	**$ 32,123**	**$ 346,028**	**1,145**

(1) Other includes the Company's previously held equity investments in the Prudential Investment Program and net gains on change in control. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized gains on change in control of interest of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests, which are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Operations. The Company previously held an ownership interest of 15.0% in these property interests. See Footnote 6 of the Notes to Consolidated Financial Statements.

(2) During March 2023, the Company received a parcel as consideration resulting from the exercise of a termination option of an operating lease.

During the year ended December 31, 2022, the Company acquired the following operating properties, through direct asset purchases (in thousands):

Property Name	Location	Month Acquired	Purchase Price Cash	Debt	Other	Total	GLA
Rancho San Marcos Parcel	San Marcos, CA	Jan-22	$ 2,407	$ -	$ -	$ 2,407	6
Columbia Crossing Parcel	Columbia, MD	Feb-22	16,239	-	-	16,239	60
Oak Forest Parcel	Houston, TX	Jun-22	3,846	-	-	3,846	4
Devon Village (1)	Devon, PA	Jun-22	733	-	-	733	-
Fishtown Crossing	Philadelphia, PA	Jul-22	39,291	-	-	39,291	133
Carman's Plaza	Massapequa, NY	Jul-22	51,423	-	-	51,423	195
Pike Center (1)	Rockville, MD	Jul-22	21,850	-	-	21,850	-
Baybrook Gateway (1)	Webster, TX	Oct-22	2,978	-	-	2,978	-
Portfolio (8 Properties) (2)	Long Island, NY	Nov-22	152,078	88,792	135,663	376,533	536
Gordon Plaza (1)	Woodbridge, VA	Nov-22	5,573	-	-	5,573	-
The Gardens at Great Neck (1)	Great Neck, NY	Dec-22	4,019	-	-	4,019	-
			$ 300,437	**$ 88,792**	**$ 135,663**	**$ 524,892**	**934**

(1) Land parcel

(2) Other consists of redeemable noncontrolling interest of $79.7 million and an embedded derivative liability associated with put and call options of $56.0 million. See Footnotes 14 and 15 of the Notes to Consolidated Financial Statements for additional discussion regarding fair value allocation to unitholders for noncontrolling interests.

Included in the Company's Consolidated Statements of Income are $20.5 million and $9.1 million in total revenues from the date of acquisition through December 31, 2023 and 2022, respectively, for operating properties acquired during each of the respective years.

Purchase Price Allocations

The purchase price for these acquisitions is allocated to real estate and related intangible assets acquired and liabilities assumed, as applicable, in accordance with our accounting policies for asset acquisitions. The purchase price allocations for properties acquired/consolidated during the years ended December 31, 2023 and 2022, are as follows (in thousands):

	Allocation as of December 31, 2023	Weighted-Average Useful Life (in Years)	Allocation as of December 31, 2022	Weighted-Average Useful Life (in Years)
Land	$ 109,116	n/a	$ 207,067	n/a
Buildings	166,067	50.0	271,525	50.0
Building improvements	23,846	45.0	13,273	45.0
Tenant improvements	22,675	6.3	11,689	7.9
Solar panels	-	-	2,308	20.0
In-place leases	47,805	5.2	28,405	6.9
Above-market leases	4,981	6.7	8,408	8.3
Below-market leases	(29,271)	23.7	(24,069)	16.1
Mortgage fair value adjustment	-	-	9,430	6.5
Other assets	1,777	n/a	-	n/a
Other liabilities	(968)	n/a	(3,144)	n/a
Net assets acquired/consolidated	**$ 346,028**		**$ 524,892**	

4. <u>Dispositions of Real Estate</u>:

The table below summarizes the Company's disposition activity relating to operating properties and parcels, in separate transactions (dollars in millions):

	Year Ended December 31,		
	2023	2022	2021
Aggregate sales price/gross fair value (1) (2) (3)	$ 214.2	$ 191.1	$ 612.4
Gain on sale of properties (3) (4)	$ 75.0	$ 15.2	$ 30.8
Number of operating properties sold/deconsolidated (1) (3)	6	9	13
Number of parcels sold	13	13	10

(1) During 2023, the Company contributed a land parcel and related entitlements, located in Admore, PA, into a preferred equity investment with a gross value of $19.6 million. As a result, the Company no longer consolidates this land parcel and has a non-controlling interest in this investment. See Footnote 7 of the Notes to Consolidated Financial Statements for preferred equity investment disclosure.

(2) During 2023, the Company provided as a lender seller financing of $25.0 million related to the sale of an operating property located in Gresham, OR. See Footnote 11 of the Notes to Consolidated Financial Statements for mortgage receivable loan disclosure.

(3) During 2021, the Company purchased its partner's 70.0% remaining interest in Jamestown Portfolio, which is comprised of six property interests. The Company then entered into a joint venture with Blackstone Real Estate Income Trust, Inc. ("BREIT") in which it contributed these six properties for a gross sales price of $425.8 million, including $170.0 million of non-recourse mortgage debt. As a result, the Company no longer consolidates these six property interests and recognized a loss on change in control of interests of $0.4 million. The Company has a 50.0% investment in this joint venture ($130.1 million as of the date of deconsolidation), included in Investments in and advances to real estate joint ventures on the Company's Consolidated Balance Sheets.

(4) For the years ended December 31, 2023, 2022 and 2021 amounts are before noncontrolling interests of $1.8 million, $1.7 million, and $3.0 million, respectively, and taxes of $1.6 million, $1.2 million and $2.2 million, respectively, after utilization of net operating loss carryforwards.

5. <u>Impairments</u>:

Management assesses on a continuous basis whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of or change in plans for development, that the value of the Company's assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

The Company has a capital recycling program which provides for the disposition of certain properties, typically of lesser quality assets in less desirable locations. The Company adjusted the anticipated hold period for these properties and as a

result the Company recognized impairment charges on certain operating properties (see Footnote 17 of the Notes to Consolidated Financial Statements for fair value disclosure).

The Company's efforts to market certain assets and management's assessment as to the likelihood and timing of such potential transactions and/or the property hold period resulted in the Company recognizing impairment charges for the years ended December 31, 2023, 2022 and 2021 as follows (in millions):

	2023	2022	2021
Properties marketed for sale (1) (2)	$ 14.0	$ 21.6	$ 2.7
Other impairments	-	0.4	0.9
Total impairment charges	$ 14.0	$ 22.0	$ 3.6

(1) Amounts relate to adjustments to property carrying values for properties which the Company has marketed for sale and as such has adjusted the anticipated hold periods for such properties. The Company's estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets.

(2) During 2022, the Company recognized impairment charges of $19.2 million, before noncontrolling interests of $16.0 million, related to five properties.

The Company also recognized its share of impairment charges related to certain properties within various unconsolidated joint ventures in which the Company holds noncontrolling interests. The Company's share of these impairment charges were $1.0 million, $4.6 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income. (see Footnote 6 of the Notes to Consolidated Financial Statements).

6. Investment in and Advances to Real Estate Joint Ventures:

The Company has investments in and advances to various real estate joint ventures. These joint ventures are engaged primarily in the operation of shopping centers which are either owned or held under long-term operating leases. The Company and the joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds noncontrolling interests in these joint ventures and accounts for them under the equity method of accounting. The Company manages certain of these joint venture investments and, where applicable, earns acquisition fees, leasing commissions, property management fees, asset management fees and construction management fees. The table below presents unconsolidated joint venture investments for which the Company held an ownership interest at December 31, 2023 and 2022 (in millions, except number of properties):

	Noncontrolling Ownership Interest	The Company's Investment December 31,	
Joint Venture	**December 31, 2023**	**2023**	**2022**
Prudential Investment Program	15.0%	$ 138.7	$ 153.6
Kimco Income Opportunity Portfolio ("KIR") (1)	52.1%	286.3	281.5
Canada Pension Plan Investment Board ("CPP")	55.0%	204.6	190.8
Other Institutional Joint Ventures	Various	247.5	256.8
Other Joint Venture Programs	Various	210.7	208.9
Total*		**$ 1,087.8**	**$ 1,091.6**

* Representing 104 property interests and 21.1 million square feet of GLA, as of December 31, 2023, and 111 property interests and 22.4 million square feet of GLA, as of December 31, 2022.

(1) During 2022, the Company purchased additional ownership interests for $55.1 million, including the General Partner's ownership interest from Milton Cooper, Executive Chairman of the Board of Directors of the Company, for $0.1 million. There was no change in control as a result of these transactions.

The table below presents the Company's share of net income for the above investments, which is included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income (in millions):

	Year Ended December 31, 2023	2022	2021
Prudential Investment Program (1)	$ 16.4	$ 9.6	$ 17.5
KIR	34.7	70.3	36.9
CPP	8.7	10.6	9.2

Other Institutional Joint Ventures	2.6	7.0	1.7
Other Joint Venture Programs	9.9	12.0	19.5
Total	**$ 72.3**	**$ 109.5**	**$ 84.8**

(1) During 2022, the Prudential Investment Program recognized an impairment charge on a property of $15.1 million, of which the Company's share was $2.3 million.

During 2023, the Company acquired the remaining 85% interest in three operating properties from Prudential Investment Program, in separate transactions, with an aggregate gross fair value of $150.7 million. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests. See Footnote 3 of the Notes to Consolidated Financial Statements for the operating properties acquired by the Company.

In addition, during 2023, certain of the Company's real estate joint ventures disposed of four properties and a parcel, in separate transactions, for an aggregate sales price of $132.3 million. These transactions resulted in an aggregate net gain to the Company of $0.3 million for the year ended December 31, 2023.

During 2022, certain of the Company's real estate joint ventures disposed of nine properties and two parcels, in separate transactions, for an aggregate sales price of $349.1 million. These transactions resulted in an aggregate net gain to the Company of $39.3 million for the year ended December 31, 2022.

The table below presents debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2023 and 2022 (dollars in millions):

	December 31, 2023			**December 31, 2022**		
Joint Venture	**Mortgages and Notes Payable, Net**	**Weighted Average Interest Rate**	**Weighted Average Remaining Term (months)***	**Mortgages and Notes Payable, Net**	**Weighted Average Interest Rate**	**Weighted Average Remaining Term (months)***
Prudential Investment Program	$ 291.6	6.00%	24.6	$ 380.1	5.20%	33.1
KIR	273.4	5.82%	39.2	297.9	5.46%	47.2
CPP	81.9	5.12%	31.0	83.1	6.14%	43.0
Other Institutional Joint Ventures	234.1	5.76%	35.7	233.5	4.30%	47.7
Other Joint Venture Programs	367.9	4.44%	59.6	388.8	4.10%	71.8
Total	**$ 1,248.9**			**$ 1,383.4**		

* Average remaining term includes extensions

Unconsolidated Significant Subsidiaries

The Company holds a 52.1% noncontrolling limited partnership interest in KIR, which the Company determined under Rule 4-08(g) of Regulation S-X was significant under the income and revenue tests for the year ended December 31, 2022 and requires summarized financial information. The Company has a master management agreement whereby the Company performs services for fees relating to the management, operation, supervision and maintenance of the KIR joint venture properties. The following table shows summarized unaudited financial information for KIR, as follows (in millions):

	December 31,	
	2023	**2022**
Assets:		
Real estate, net	$ 669.2	$ 668.7
Other assets, net	67.5	72.4
Total Assets	$ 736.7	$ 741.1
Liabilities and Members' Capital:		
Notes payable, net	$ 273.4	$ 272.9
Mortgages payable, net	-	25.0

Other liabilities	15.9	13.9
Accumulated other comprehensive income	0.6	-
Members' capital	446.8	429.3
Total Liabilities and Members' Capital	$ 736.7	$ 741.1

	Year Ended December 31,		
	2023	2022	2021
Revenues, net	$ 174.1	$ 182.5	$ 186.6
Operating expenses	(46.7)	(48.2)	(51.3)
Depreciation and amortization	(38.5)	(39.4)	(40.3)
Gain on sale of properties	-	76.2	-
Interest expense	(16.8)	(15.5)	(18.1)
Other expense, net	(0.6)	(1.2)	(2.1)
Net income	$ 71.5	$ 154.4	$ 74.8

Summarized financial information for the Company's investment in and advances to all other real estate joint ventures is as follows (in millions):

	December 31,	
	2023	2022
Assets:		
Real estate, net	$ 3,156.2	$ 3,440.1
Other assets, net	251.6	208.4
Total Assets	$ 3,407.8	$ 3,648.5
Liabilities and Members' Capital:		
Notes payable, net	$ 159.9	$ 159.5
Mortgages payable, net	815.6	925.9
Other liabilities	70.9	78.8
Accumulated other comprehensive income	5.1	6.3
Noncontrolling interests	34.4	33.5
Members' capital	2,321.9	2,444.5
Total Liabilities and Members' Capital	$ 3,407.8	$ 3,648.5

	Year Ended December 31,		
	2023	2022	2021
Revenues, net	$ 378.4	$ 395.2	$ 340.3
Operating expenses	(126.6)	(126.9)	(111.7)
Impairment charges	(17.8)	(21.1)	(23.5)
Depreciation and amortization	(108.2)	(119.0)	(97.2)
Gain on sale of properties	48.0	24.7	61.5
Interest expense	(55.4)	(38.6)	(27.6)
Other expense, net	(6.4)	(6.2)	(0.9)
Net income	$ 112.0	$ 108.1	$ 140.9

Other liabilities included in the Company's accompanying Consolidated Balance Sheets include investments in certain real estate joint ventures totaling $5.1 million and $5.3 million at December 31, 2023 and 2022, respectively. The Company has varying equity interests in these real estate joint ventures, which may differ from their proportionate share of net income or loss recognized in accordance with GAAP.

The Company's maximum exposure to losses associated with its unconsolidated joint ventures is primarily limited to its carrying value in these investments. Generally, such investments contain operating properties and the Company has determined these entities do not contain the characteristics of a VIE. As of December 31, 2023 and 2022, the Company's carrying value in these investments was $1.1 billion.

7. Other Investments:

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has invested capital in structured investments which are primarily accounted for on the equity method of accounting. As of December 31, 2023, the Company's other investments were $144.1 million, of which the Company's net investment under the Preferred Equity program was $104.1 million. As of December 31, 2022, the Company's other investments were $107.6 million, of which the Company's net investment under the Preferred Equity program was $69.4 million. During 2023 and 2022, the Company recognized equity in income of $11.1 million and $16.9 million, respectively, from its preferred equity investments.

During 2023, the Company contributed a land parcel and related entitlements, located in Admore, PA, into a preferred equity investment with a gross value of $19.6 million. As a result, the Company no longer consolidates this land parcel and has a non-controlling interest in this investment. As of December 31, 2023, the Company's investment was $33.3 million.

As of December 31, 2023, these preferred equity investment properties had non-recourse mortgage loans aggregating $231.2 million. These loans have scheduled maturities of less than one year and bear interest at rates ranging from 4.19% to Secured Overnight Financing Rate ("SOFR") plus 265 basis points (8.14% as of December 31, 2023). Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is primarily limited to its invested capital.

8. Marketable Securities:

The amortized cost and unrealized gains, net of marketable securities as of December 31, 2023 and 2022, are as follows (in thousands):

	December 31, 2023	December 31, 2022
Marketable securities:		
Amortized cost	$ 40,110	$ 87,411
Unrealized gains, net	289,947	510,321
Total fair value	$ 330,057	$ 597,732

The Company's gains/(losses) on marketable securities and dividend income for the years ended December 31, 2023, 2022 and 2021, are as follows (in thousands):

	Year Ended December 31, 2023	2022	2021
Gain/(loss) on marketable securities, net	$ 21,262	$ (315,508)	$ 505,163
Dividend income (included in Other income, net and Special dividend income)	202,749	18,002	16,958

The portion of unrealized gains/(losses) on marketable securities for the period that relates to marketable securities still held at the reporting date (in thousands):

	Year Ended December 31, 2023	2022	2021
Gain/(loss) on marketable securities, net	$ 21,262	$ (315,508)	$ 505,163
Less: Net gain/(loss) recognized related to marketable securities sold	10,614	(15,120)	-
Unrealized gain/(loss) related to marketable securities still held	$ 31,876	$ (330,628)	$ 505,163

Albertsons Companies, Inc. ("ACI") –

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock and recognized this as Special dividend income on the Company's Consolidated Statements of Income. As a result, the Company's Board of Directors declared a $0.09 per common share special cash dividend to maintain distribution

requirements as a REIT. This special dividend was paid on December 21, 2023, to shareholders of record on December 7, 2023.

In addition, during 2023, the Company sold 14.1 million shares of ACI common stock held by the Company, generating net proceeds of $282.3 million. For tax purposes, the Company recognized a long-term capital gain of $241.2 million. The Company retained the proceeds from this stock sale for general corporate purposes and incurred federal and state taxes of $60.9 million on the taxable gain. As of December 31, 2023, the Company held 14.2 million shares of ACI. See Footnote 28 of the Notes to Consolidated Financial Statements for additional information regarding subsequent events.

During 2022, the Company sold 11.5 million shares of ACI common stock held by the Company, generating net proceeds of $301.1 million. For tax purposes, the Company recognized a long-term capital gain of $251.5 million. The Company elected to retain the proceeds for this stock sale for general corporate purposes and paid federal and state taxes of $57.2 million on the taxable gain.

9. Accounts and Notes Receivable:

The components of Accounts and notes receivable, net of potentially uncollectible amounts as of December 31, 2023 and 2022, are as follows (in thousands):

	December 31,	
	2023	2022
Billed tenant receivables	$ 30,444	$ 33,801
Unbilled common area maintenance, insurance and tax reimbursements	55,499	56,001
Deferred rent receivables	578	1,905
Defined benefit plan receivable (1)	-	14,421
Other receivables	9,508	8,361
Straight-line rent receivables	211,588	189,737
Total accounts and notes receivable, net	$ 307,617	$ 304,226

(1) See Footnote 23 of the Notes to Consolidated Financial Statements for defined benefit plan disclosure.

10. Leases:

Lessor Leases

The Company's primary source of revenues is derived from lease agreements, which includes rental income and expense reimbursement. The Company's lease income is comprised of minimum base rent, expense reimbursements, percentage rent, lease termination fee income, ancillary income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments.

The disaggregation of the Company's lease income, which is included in Revenue from rental properties, net on the Company's Consolidated Statements of Income, as either fixed or variable lease income based on the criteria specified in ASC 842, for the years ended December 31, 2023, 2022 and 2021, is as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Lease income:			
Fixed lease income (1)	$ 1,409,609	$ 1,353,024	$ 1,045,888
Variable lease income (2)	354,093	339,722	264,040
Above-market and below-market leases amortization, net	17,253	13,591	14,843
Adjustments for potentially uncollectible revenues and disputed amounts (3)	(13,898)	4,511	24,931
Total lease income	$ 1,767,057	$ 1,710,848	$ 1,349,702

(1) Includes minimum base rents, expense reimbursements, ancillary income and straight-line rent adjustments.
(2) Includes minimum base rents, expense reimbursements, percentage rent, lease termination fee income and ancillary income.
(3) The amounts represent adjustments associated with potentially uncollectible revenues and disputed amounts.

Base rental revenues and fixed-rate expense reimbursements from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between the amount of rental income contracted through leases and rental income recognized on a straight-line basis for the years ended December 31, 2023, 2022 and 2021 was $22.5 million, $33.8 million and $22.6 million, respectively.

The Company is primarily engaged in the operation of shopping centers that are either owned or held under long-term leases that expire at various dates through 2121. The Company, in turn, leases premises in these centers to tenants pursuant to lease agreements which provide for terms ranging generally from five to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants' sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels and percentage rents comprised 98% of total revenues from rental properties for each of the three years ended December 31, 2023, 2022 and 2021.

The minimum revenues expected to be received by the Company from rental properties under the terms of all non-cancelable tenant leases for future years, assuming no new or renegotiated leases are executed for such premises and excluding variable lease payments, are as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter
Minimum revenues	$ 1,351.0	$ 1,258.7	$ 1,111.4	$ 938.5	$ 741.7	$ 3,224.1

Lessee Leases

The Company currently leases real estate space under non-cancelable operating lease agreements for ground leases and administrative office leases. The Company's operating leases have remaining lease terms ranging from less than one year to 47.9 years, some of which include options to extend the terms for up to an additional 75 years.

The Company also has two properties under finance leasing arrangements that consists of variable lease payments with a bargain purchase option. The finance right-of-use assets of $26.2 million are included in Other assets on the Company's Consolidated Balance Sheets and finance lease liabilities of $24.4 million are included in Other liabilities on the Company's Consolidated Balance Sheets.

The weighted-average remaining non-cancelable lease term and weighted-average discount rates for the Company's operating and finance leases as of December 31, 2023 were as follows:

	Operating Leases	Finance Leases
Weighted-average remaining lease term (in years)	24.0	1.0
Weighted-average discount rate	6.65%	6.00%

The components of the Company's lease expense, which are included in interest expense, rent expense and general and administrative expense on the Company's Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021, were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Lease cost:			
Finance lease cost	$ 1,261	$ 1,294	$ 569
Operating lease cost	14,736	12,994	11,637
Variable lease cost	2,241	4,143	3,972
Total lease cost	$ 18,238	$ 18,431	$ 16,178

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and financing lease liabilities (in thousands):

Year Ending December 31,	Operating Leases	Financing Leases (1)
2024	$ 11,806	$ 25,890
2025	11,291	-
2026	10,626	-
2027	10,342	-
2028	10,366	-
Thereafter	178,334	-
Total minimum lease payments	$ 232,765	$ 25,890
Less imputed interest	(122,780)	(1,458)
Total lease liabilities (1)	$ 109,985	$ 24,432

(1) Operating lease liabilities are included in Operating lease liabilities and financing lease liabilities are included in Other liabilities on the Company's Consolidated Balance Sheets.

11. Other Assets:

Assets Held-For-Sale

At December 31, 2022, the Company had three properties classified as held-for-sale at a net carrying amount of $56.3 million. These properties were subsequently sold during 2023.

Mortgages and Other Financing Receivables

The Company has various mortgages and other financing receivables which consist of loans acquired and loans originated by the Company. For a complete listing of the Company's mortgages and other financing receivables at December 31, 2023, see Financial Statement Schedule IV included in this annual report on Form 10-K.

During the years ended December 31, 2023 and 2022, the Company provided, as a lender, the following mortgage loans (dollars in millions):

Date Issued	Face Amount	Interest Rate	Maturity Date
Nov-23	$ 7.3	10.50%	Nov-26
Mar-23	$ 25.0	8.00%	Apr-24
Feb-23	$ 11.2	14.00%	Dec-24
Jul-22	$ 22.0	10.00%	Feb-24
Jun-22	$ 16.5	9.00%	Jun-25
Jun-22	$ 19.6	10.00%	Jun-29
May-22	$ 14.0	8.00%	May-29
Jan-22	$ 3.0	8.00%	Jul-22

During the year ended December 31, 2022, the Company received $60.2 million of partial and full repayments relating to three mortgage loans with interest rates ranging from 8.00% to 12.50%, and maturity dates ranging from July 2022 to September 2027.

Software Development Costs

As of December 31, 2023 and 2022, the Company had unamortized software development costs of $18.2 million and $18.4 million, respectively. The Company expensed $4.5 million, $3.5 million and $3.1 million in amortization of software development costs during the years ended December 31, 2023, 2022 and 2021, respectively.

12. Notes Payable:

As of December 31, 2023 and 2022 the Company's Notes payable, net consisted of the following (dollars in millions):

	Carrying Amount at December 31,		Interest Rate at December 31,		Maturity Date at December 31,
	2023	2022	2023	2022	2023
Senior unsecured notes	$ 7,303.0	$ 6,803.0	1.90% - 6.88%	1.90% - 6.88%	Jan-2024 – Oct-2049
Credit facility (1)	-	-	n/a	n/a	Mar-2027
Fair value debt adjustments, net	24.9	44.4	n/a	n/a	n/a
Deferred financing costs, net (2)	(65.0)	(66.4)	n/a	n/a	n/a
	$ 7,262.9	**$ 6,781.0**	**3.66%***	**3.45%***	

* Weighted-average interest rate

(1) Accrues interest at a rate of Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), as defined, plus 0.755% as of December 31, 2023 and 2022.

(2) As of December 31, 2023 and 2022, the Company had $6.7 million and $2.5 million, respectively, of deferred financing costs, net related to the Credit Facility that are included in Other assets on the Company's Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the Company issued the following senior unsecured notes (dollars in millions):

Date Issued	Amount Issued	Interest Rate	Maturity Date
Oct-23	$ 500.0	6.400%	Mar-34
Aug-22	$ 650.0	4.600%	Feb-33
Feb-22	$ 600.0	3.200%	Apr-32

During the year ended December 31, 2022, the Company repaid the following senior unsecured notes (dollars in millions):

Date Paid	Amount Repaid	Interest Rate	Maturity Date
Sep-22 (1)	$ 299.7	3.500%	Apr-23
Sep-22 (1) (2)	$ 350.0	3.125%	Jun-23
Sep-22 (1) (2)	$ 299.4	3.375%	Oct-22
Mar-22 (3)	$ 500.0	3.400%	Nov-22

(1) There was no prepayment charge associated with this early repayment.

(2) Includes partial repayments during May and June 2022.

(3) The Company incurred a prepayment charge of $6.5 million and $0.7 million in write-off of deferred financing costs resulting from this early repayment, which are included in Early extinguishment of debt charges on the Company's Consolidated Statements of Income.

See Footnote 28 of the Notes to Consolidated Financial Statements for additional information regarding subsequent events.

The scheduled maturities of all notes payable, excluding unamortized fair value debt adjustments of $24.9 million and unamortized debt issuance costs of $65.0 million, as of December 31, 2023, were as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter	Total
Principal payments	$ 646.2	$ 740.5	$ 773.0	$ 433.7	$ 409.6	$ 4,300.0	$ 7,303.0

The Company's supplemental indentures governing its Senior Unsecured Notes contain covenants whereby the Company is subject to maintaining (a) certain maximum leverage ratios on both unsecured senior corporate and secured debt, minimum debt service coverage ratios and minimum equity levels, (b) certain debt service ratios and (c) certain asset to debt ratios. In

addition, the Company is restricted from paying dividends in amounts that exceed by more than $26.0 million the funds from operations, as defined therein, generated through the end of the calendar quarter most recently completed prior to the declaration of such dividend; however, this dividend limitation does not apply to any distributions necessary to maintain the Company's qualification as a REIT providing the Company is in compliance with its total leverage limitations. The Company was in compliance with all of the covenants as of December 31, 2023.

Interest on the Company's fixed-rate Senior Unsecured Notes is payable semi-annually in arrears. Proceeds from these issuances were primarily used for the acquisition of shopping centers, the expansion and improvement of properties in the Company's portfolio and the repayment of certain debt obligations of the Company.

Credit Facility

In February 2023, the Company obtained a new $2.0 billion unsecured revolving credit facility (the "Credit Facility") with a group of banks, which replaced the Company's existing $2.0 billion unsecured revolving credit facility which was scheduled to mature in March 2024. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility is guaranteed by the Parent Company. The Credit Facility could be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus 77.5 basis points and fluctuates in accordance with the Company's credit ratings. The interest rate can be further adjusted upward or downward by a maximum of four basis points based on the sustainability metric targets, as defined in the agreement. The interest rate on the Credit Facility as of December 31, 2023 was 6.21% after a two-basis point reduction was achieved. Pursuant to the terms of the Credit Facility, the Company continues to be subject to the same covenants under the Company's prior unsecured revolving credit facility. For a full description of the Credit Facility's covenants refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, filed as Exhibit 10.20 in our Annual Report on Form 10-K for the year ended December 31, 2022. As of December 31, 2023, the Credit Facility had no outstanding balance, no appropriations for letters of credit and the Company was in compliance with its covenants.

13. Mortgages Payable:

Mortgages, collateralized by certain shopping center properties (see Financial Statement Schedule III included in this annual report on Form 10-K), are generally due in monthly installments of principal and/or interest.

As of December 31, 2023 and 2022, the Company's Mortgages payable, net consisted of the following (dollars in millions):

	Carrying Amount at December 31,		Interest Rate at December 31,		Maturity Date at
	2023	**2022**	**2023**	**2022**	**December 31, 2023**
Mortgages payable	$ 355.7	$ 379.3	3.33% - 7.23%	3.23% - 7.23%	May-2024 – Jun-2031
Fair value debt adjustments, net	(0.6)	(0.7)	n/a	n/a	n/a
Deferred financing costs, net	(1.2)	(1.7)	n/a	n/a	n/a
	$ 353.9	**$ 376.9**	**4.22%***	**4.16%***	

* Weighted-average interest rate

During 2023, the Company (i) assumed $37.2 million of individual non-recourse mortgage debt through the acquisition of two operating properties, which it subsequently repaid in March 2023 and (ii) repaid $12.3 million of mortgage debt that encumbered two operating properties and a consolidated joint venture operating property.

During 2022, the Company (i) assumed $79.4 million of mortgage debt (including fair market value adjustment of $9.4 million) encumbering six operating properties acquired in 2022, (ii) obtained a $19.0 million mortgage relating to a consolidated joint venture operating property and (iii) repaid $158.4 million of mortgage debt (including fair market value adjustment of $0.5 million) that encumbered 11 operating properties.

The scheduled principal payments (excluding any extension options available to the Company) of all mortgages payable, excluding unamortized fair value debt adjustments of $0.6 million and unamortized debt issuance costs of $1.2 million, as of December 31, 2023, were as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter	Total
Principal payments	$ 21.3	$ 73.0	$ 7.4	$ 39.0	$ 113.8	$ 101.2	$ 355.7

14. Other Liabilities:

Embedded Derivative Liability

The Company evaluates its financial instruments, including equity-linked financial instruments, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in each reporting period as a component of "Other income/(loss), net" on our accompanying Consolidated Statements of Income. The classification of freestanding derivative instruments, including whether such instruments should be classified as liabilities or as equity, is evaluated at the end of each reporting period.

During the year ended December 31, 2022, the Company entered into an agreement to purchase a portfolio of eight properties for a sales price of $376.5 million, which were encumbered by $88.8 million of mortgage debt. The Company paid cash of $152.1 million and issued 6,104,831 preferred units ("Preferred Outside Partner Units") and 678,306 common units ("Common Outside Partner Units") with a value of $135.7 million to the sellers (collectively, the "Outside Partner Units").

The transaction includes a call option for the Company to purchase the Outside Partner's Unit interests 10 years from the anniversary date of the agreement. The holders of the Outside Partner Units have a put option that would require the Company to purchase (i) 50% of the holder's ownership interest after the first anniversary date, (ii) an additional 25% after the second anniversary date and (iii) the balance of the units after the third anniversary date. The put and call options cannot be separated from the noncontrolling interest. The noncontrolling interests associated with these units are classified in mezzanine equity as redeemable noncontrolling interests as a result of the put right available to the unit holders in the future, an event that is not solely in the Company's control.

This arrangement included an embedded derivative which required separate accounting. The initial value of the embedded derivative was a liability of $56.0 million at the date of purchase. During 2023, certain unit holders exercised their put options to redeem a total of 2,183,075 Outside Partner Units (2,126,527 Preferred Outside Partner Units and 56,548 Common Outside Partner Units) which were redeemed for cash of $43.5 million. The Company estimated the fair value of the derivative liability using a "with-and-without" method. The "with-and-without" methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The analysis reflects the contractual terms of the redeemable preferred and common units and the estimated probability and timing of underlying events, triggering the put and call options, are inputs used to determine the estimated fair value of the embedded derivative. The Company has determined the majority of the inputs used to value its embedded derivative fall within Level 3 of the fair value hierarchy, and, as a result, the fair value valuation of its embedded derivative held as of December 31, 2023 was classified as Level 3 in the fair value hierarchy and are required to be measured at fair value on a recurring basis, see Footnote 17 of the Notes to Consolidated Financial Statements. The embedded derivative liability was $30.9 million at December 31, 2023.

15. Noncontrolling Interests and Redeemable Noncontrolling Interests:

Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates as a result of having a controlling interest or having determined that the Company was the primary beneficiary of a VIE in accordance with the provisions of the FASB's Consolidation guidance. The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net income attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests

The Company owns seven shopping center properties located throughout Puerto Rico. These properties were acquired in 2006 partially through the issuance of $158.6 million of non-convertible units and $45.8 million of convertible units. Noncontrolling interests related to these acquisitions totaled $233.0 million of units, including premiums of $13.5 million and a fair market value adjustment of $15.1 million (collectively, the "Units"). Since the acquisition date the Company has redeemed a substantial portion of these units. As of December 31, 2023 and 2022, noncontrolling interests relating to the remaining units was $4.7 million. The Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2023:

Type		Par Value Per Unit	Number of Units Remaining	Return Per Annum
Class B-1 Preferred Units (1)	$	10,000	166	7.0%
Class B-2 Preferred Units (2)	$	10,000	21	7.0%
Class C DownREIT Units (1)	$	30.52	52,797	Equal to the Company’s common stock dividend

(1) These units are redeemable for cash by the holder or at the Company’s option, shares of the Company’s common stock, based upon the conversion calculation as defined in the agreement. These units are included in Noncontrolling interests on the Company’s Consolidated Balance Sheets.
(2) These units are redeemable for cash by the holder or callable by the Company and are included in Redeemable noncontrolling interests on the Company’s Consolidated Balance Sheets.

The Company owns a shopping center located in Bay Shore, NY, which was acquired in 2006 with the issuance of 647,758 redeemable Class B Units at a par value of $37.24 per unit. The units accrue a return equal to the Company’s common stock dividend and are redeemable for cash by the holder or at the Company’s option, shares of the Company’s common stock at a ratio of 1:1. These units are callable by the Company any time after April 3, 2028 and are included in Noncontrolling interests on the Company’s Consolidated Balance Sheets. The redemption value of these units is calculated using the 30-day weighted average closing price of the Company’s common stock prior to redemption. As of December 31, 2023 and 2022, noncontrolling interest relating to the remaining 377,837 Class B Units was $16.1 million.

Noncontrolling interests also includes 138,015 convertible units issued during 2006 by the Company, which were valued at $5.3 million, including a fair market value adjustment of $0.3 million, related to an interest acquired in an office building located in Albany, NY. These units are currently redeemable at the option of the holder for cash or at the option of the Company for the Company’s common stock at a ratio of 1:1. The holder is entitled to a distribution equal to the dividend rate of the Company’s common stock.

The Company acquired two consolidated joint ventures structured as DownREIT partnerships. The Raleigh Limited Partnership had 1,813,615 units and the Madison Village Limited Partnership had 174,411 units, together which had an aggregate fair value of $41.7 million. These ventures allow the outside limited partners to redeem their interest in the partnership (at the Company’s option) in cash or for the Company’s common stock at a ratio of 1:1. The unit holders are entitled to a distribution equal to the dividend rate of the Company’s common stock. During 2023, all 174,411 outstanding units in the Madison Village Limited Partnership were redeemed for $3.0 million in cash. This transaction resulted in a net decrease in Noncontrolling interests of $3.7 million and a corresponding increase in Paid-in capital totaling $0.7 million, on the Company’s Consolidated Balance Sheets. During 2022, 73,286 units in the Raleigh Limited Partnership were redeemed for 73,286 common shares of the Company’s common stock with a redemption value of $1.7 million. This transaction resulted in a net decrease in Noncontrolling interests of $1.5 million and a corresponding decrease in Common stock and Paid-in capital totaling $1.5 million, on the Company’s Consolidated Balance Sheets. As of December 31, 2023 and 2022, the aggregate redemption value of these noncontrolling interests was $34.9 million and $38.6 million, respectively.

During 2022, a consolidated joint venture, in which the Company had a 15% controlling interest, disposed of five properties (encumbered by $42.8 million of mortgage debt, in aggregate) for a sales price of $105.5 million, in aggregate. The Company recognized impairment charges of $19.0 million, before the partner’s $15.8 million noncontrolling interests share of the impairment. As a result of this transaction, the noncontrolling partner received a distribution of $50.3 million.

Redeemable noncontrolling interests

Included within noncontrolling interests are units that were determined to be contingently redeemable that are classified as Redeemable noncontrolling interests and presented in the mezzanine section between Total liabilities and Stockholder's equity on the Company's Consolidated Balance Sheets.

The Company owns eight shopping center properties located in Long Island, NY, which were acquired partially through the issuance of $122.1 million of Preferred Outside Partner Units and $13.6 million of Common Outside Partner Units during 2022, see Footnote 14 of the Notes to Consolidated Financial Statements included in this Form 10-K. Upon acquisition, the Outside Partner Units related to these acquisitions totaled $135.7 million of units, including noncontrolling interests of $79.7 million and an embedded derivative liability associated with put and call options of these unitholders of $56.0 million. The noncontrolling interest is classified as mezzanine equity and included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets as a result of the put right available to the unit holders, an event that is not solely in the Company's control. During 2023, 2,126,527 Preferred Outside Partner Units and 56,548 Common Outside Partner Units were redeemed for cash of $43.5 million. This transaction resulted in a net decrease in Redeemable noncontrolling interests of $21.1 million and a decrease in Other liabilities of $22.4 million on the Company's Consolidated Balance Sheets. The Outside Partner Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2023:

Type	**Par Value Per Unit**	**Number of Units Remaining**	**Return Per Annum**
Preferred Outside Partner Units	$ 20.00	3,978,304	3.75%
Common Outside Partner Units	$ 20.00	621,758	Equal to the Company's common stock dividend

The following table presents the change in the redemption value of the Redeemable noncontrolling interests for the years ended December 31, 2023 and 2022 (in thousands):

	2023	**2022**
Balance at January 1,	$ 92,933	$ 13,480
Fair value allocation to unitholders/partnership interest (1)	-	79,663
Income	5,820	1,770
Distributions	(5,820)	(1,771)
Redemption/conversion of noncontrolling interests (1)	(21,070)	(209)
Adjustment to estimated redemption value	414	-
Balance at December 31,	$ 72,277	$ 92,933

(1) Relates to Preferred and Common Outside Partner Units, which were issued during 2022 and partially redeemed during 2023 described above.

16. Variable Interest Entities ("VIE"):

Included within the Company's operating properties at December 31, 2023 and 2022, are 30 and 32 consolidated entities, respectively, that are VIEs for which the Company is the primary beneficiary. These entities have been established to own and operate real estate property. The Company's involvement with these entities is through its majority ownership and management of the properties. The entities were deemed VIEs primarily because the unrelated investors do not have substantive kick-out rights to remove the general or managing partner by a vote of a simple majority or less, and they do not have substantive participating rights. The Company determined that it was the primary beneficiary of these VIEs as a result of its controlling financial interest. At December 31, 2023, total assets of these VIEs were $1.8 billion and total liabilities were $180.9 million. At December 31, 2022, total assets of these VIEs were $1.8 billion and total liabilities were $199.1 million.

The majority of the operations of these VIEs are funded with cash flows generated from the properties. The Company has not provided financial support to any of these VIEs that it was not previously contractually required to provide, which consists primarily of funding any capital expenditures, including tenant improvements, which are deemed necessary to continue to operate the entity and any operating cash shortfalls that the entity may experience.

All liabilities of these consolidated VIEs are non-recourse to the Company ("VIE Liabilities"). The assets of the unencumbered VIEs are not restricted for use to settle only the obligations of these VIEs. The remaining VIE assets are encumbered by third-party non-recourse mortgage debt. The assets associated with these encumbered VIEs ("Restricted Assets") are collateral under the respective mortgages and are therefore restricted and can only be used to settle the corresponding liabilities of the VIE. The table below summarizes the consolidated VIEs and the classification of the Restricted Assets and VIE Liabilities on the Company's Consolidated Balance Sheets are as follows (dollars in millions):

	December 31,	
	2023	2022
Number of unencumbered VIEs	28	29
Number of encumbered VIEs	2	3
Total number of consolidated VIEs	30	32
Restricted Assets:		
Real estate, net	$ 379.8	$ 425.5
Cash and cash equivalents	3.9	7.9
Accounts and notes receivable, net	3.6	1.7
Other assets	1.3	1.5
Total Restricted Assets	$ 388.6	$ 436.6
VIE Liabilities:		
Mortgages payable, net	$ 97.3	$ 109.7
Accounts payable and accrued expenses	11.4	10.9
Operating lease liabilities	5.0	5.2
Other liabilities	67.2	73.3
Total VIE Liabilities	$ 180.9	$ 199.1

Unconsolidated Redevelopment Investment

Included in the Company's preferred equity investments at December 31, 2023, is an unconsolidated development project which is a VIE for which the Company is not the primary beneficiary. This preferred equity investment was primarily established to develop real estate property for long-term investment and was deemed a VIE primarily based on the fact that the equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support. The initial equity contributed to this entity was not sufficient to fully finance the real estate construction as development costs are funded by the partners over the construction period. The Company determined that it was not the primary beneficiary of this VIE based on the fact that the Company has shared control of this entity along with the entity's partners and therefore does not have a controlling financial interest.

As of December 31, 2023, the Company's investment in this VIE was $33.3 million, which is included in Other investments on the Company's Consolidated Balance Sheets. The Company's maximum exposure to loss as a result of its involvement with this VIE is estimated to be $35.7 million, which is the Company's carrying value in this investment and its remaining capital commitment obligation. The Company has not provided financial support to this VIE that it was not previously contractually required to provide. All future costs of development will be funded with capital contributions from the Company and the outside partner in accordance with their respective ownership percentages and construction loan financing.

17. Fair Value Disclosure of Financial Instruments:

All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values except those listed below, for which fair values are disclosed. The valuation method used to estimate fair value for fixed-rate and variable-rate debt and mortgage and other finance receivables is based on discounted cash flow analyses, with assumptions that include credit spreads, market yield curves, trading activity, loan amounts and debt maturities. The fair values for marketable securities are based on published values, securities dealers' estimated market values or comparable market sales. The fair value for embedded derivative liability is based on using the "with-and-without" method. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, the FASB's Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The following are financial instruments for which the Company's estimate of fair value differs from the carrying amounts (in thousands):

	December 31,			
	2023		2022	
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Assets:				
Mortgage and other financing receivables (1)	$ 130,745	$ 122,323	$ 87,359	$ 87,359
Liabilities:				
Notes payable, net (2)	$ 7,262,851	$ 6,671,450	$ 6,780,969	$ 5,837,401
Mortgages payable, net (3)	$ 353,945	$ 329,955	$ 376,917	$ 311,659

(1) The Company determined that the valuation of its mortgage and other financing receivables were classified within Level 3 of the fair value hierarchy.
(2) The Company determined that the valuation of its senior unsecured notes were classified within Level 2 of the fair value hierarchy. The estimated fair value amounts classified as Level 2 as of December 31, 2023 and 2022, were $6.7 billion and $5.8 billion, respectively. The carrying value includes deferred financing costs of $65.0 million and $66.4 million as of December 31, 2023 and 2022, respectively.
(3) The Company determined that its valuation of its mortgages payable were classified within Level 3 of the fair value hierarchy. The carrying value includes deferred financing costs of $1.2 million and $1.7 million as of December 31, 2023 and 2022, respectively.

The Company has certain financial instruments that must be measured under the FASB's Fair Value Measurements and Disclosures guidance, including available for sale securities and embedded derivative liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level of the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The tables below present the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022, aggregated by the level of the fair value hierarchy within which those measurements fall (in thousands):

	Balance at December 31, 2023	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 330,057	$ 330,057	$ -	$ -
Liabilities:				
Embedded derivative liability	$ 30,914	$ -	$ -	$ 30,914

	Balance at December 31, 2022	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 597,732	$ 597,732	$ -	$ -
Liabilities:				
Embedded derivative liability	$ 56,000	$ -	$ -	$ 56,000

The significant unobservable input (Level 3 inputs) used in measuring the Company's embedded derivative liability, which is categorized with Level 3 of the fair value hierarchy, is the discount rate of 6.40% and 8.00% as of December 31, 2023 and 2022, respectively.

The table below summarizes the change in the fair value of the embedded derivative liability for the year ended December 31, 2023 (in thousands):

		Fair Value of Embedded Derivative Liability
Balance as of January 1, 2023	$	56,000
Settlements		(22,446)
Change in fair value (included in Other income, net)		(734)
Change in fair value (included in Paid-in capital)		(1,906)
Balance as of December 31, 2023	$	30,914

Assets measured at fair value on a non-recurring basis at December 31, 2023 are as follows (in thousands):

	Balance at December 31, 2023	Level 1	Level 2	Level 3
Real estate	$ 11,724	$ -	$ -	$ 11,724

During the year ended December 31, 2023, the Company recognized impairment charges related to adjustments to property carrying values of $14.0 million. The Company's estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers. Based on these inputs, the Company determined that its valuation of these investments was classified within Level 3 of the fair value hierarchy.

18. Preferred Stock, Common Stock and Convertible Unit Transactions:

Preferred Stock

The Company's Board of Directors had authorized the repurchase of up to 894,000 depositary shares of Class L Preferred Stock and 1,048,000 depositary shares of Class M Preferred Stock through December 31, 2023, which represented up to 1,942 shares of the Company's preferred stock, par value $1.00 per share. During the year ended December 31, 2023, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased	Purchase Price (in thousands)
Class L	43,777	$ 973.4
Class M	23,791	$ 515.9

During January 2024, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock through February 28, 2026. See Footnote 28 of the Notes to Consolidated Financial Statements for additional information regarding subsequent events.

The Company's outstanding Preferred Stock is detailed below (in thousands, except share data and par values):

As of December 31, 2023							
Class of Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Dividend Rate	Annual Dividend per Depositary Share	Par Value	Optional Redemption Date
Class L	10,350	8,902	$ 222,543	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,465	261,636	5.250%	$ 1.31250	$ 1.00	12/20/2022
		19,367	$ 484,179				

As of December 31, 2022							
Class of Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Dividend Rate	Annual Dividend per Depositary Share	Par Value	Optional Redemption Date
Class L	10,350	8,946	$ 223,637	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,489	262,231	5.250%	$ 1.31250	$ 1.00	12/20/2022
		19,435	$ 485,868				

The Company's Class L and Class M Preferred Stock Depositary Shares are not convertible or exchangeable for any other property or securities of the Company.

Voting Rights

The Class L and M Preferred Stock rank pari passu as to voting rights, priority for receiving dividends and liquidation preference as set forth below.

As to any matter on which the Class L or M Preferred Stock may vote, including any actions by written consent, each share of the Class L or M Preferred Stock shall be entitled to 1,000 votes, each of which 1,000 votes may be directed separately by the holder thereof. With respect to each share of Class L or M Preferred Stock, the holder thereof may designate up to 1,000 proxies, with each such proxy having the right to vote a whole number of votes (totaling 1,000 votes per share of Class L or M Preferred Stock). As a result, each Class L or M Depositary Share is entitled to one vote.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, preferred stock holders are entitled to be paid, out of the assets of the Company legally available for distribution to its stockholders, a liquidation preference of $25,000 per share of Class L Preferred Stock and $25,000 per share of Class M Preferred Stock ($25.00 per each Class L and Class M Depositary Share), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of the Company's common stock or any other capital stock that ranks junior to the preferred stock as to liquidation rights.

Common Stock

The Company has a common share repurchase program, which is scheduled to expire February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2023 and 2022. As of December 31, 2023, the Company had $224.9 million available under this share repurchase program.

During September 2023, the Company established an at-the-market continuous offering program (the "ATM Program") pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may, from time to time, enter into separate forward sale agreements with one or more banks. The Company did not issue any shares under the ATM Program during the year ended December 31, 2023. As of December 31, 2023, the Company had $500.0 million available under this ATM Program.

The Company, from time to time, repurchases shares of its common stock in amounts that offset new issuances of common stock relating to the exercise of stock options or the issuance of restricted stock awards. These repurchases may occur in open market purchases, privately negotiated transactions or otherwise subject to prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. During 2023, 2022 and 2021, the Company repurchased 761,149, 567,450 and 1,084,953 shares, respectively, relating to shares of common stock surrendered to the

Company to satisfy statutory minimum tax withholding obligations relating to the vesting of restricted stock awards under the Company's equity-based compensation plans.

Convertible Units

The Company has various types of convertible units that were issued in connection with the purchase of operating properties (see Footnote 15 of the Notes to Consolidated Financial Statements). The amount of consideration that would be paid to unaffiliated holders of units issued from the Company's consolidated subsidiaries which are not mandatorily redeemable, as if the termination of these consolidated subsidiaries occurred on December 31, 2023, is $51.2 million. The Company has the option to settle such redemption in cash or shares of the Company's common stock. If the Company exercised its right to settle in common stock, the unit holders would receive 2.4 million shares of common stock.

Dividends Declared

The following table provides a summary of the dividends declared per share:

	Year Ended December 31,		
	2023	**2022**	**2021**
Common Stock (1)	$ 1.02000	$ 0.84000	$ 0.68000
Class L Depositary Shares	$ 1.28125	$ 1.28125	$ 1.28125
Class M Depositary Shares	$ 1.31250	$ 1.31250	$ 1.31250

(1) During 2023, the Company's Board of Directors declared a $0.09 per common share special cash dividend to maintain distribution requirements as a REIT.

19. Supplemental Schedule of Non-Cash Investing/Financing Activities:

The following schedule summarizes the non-cash investing and financing activities of the Company for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	**2022**	**2021**
Acquisition of real estate interests:			
Mortgages debt	$ -	$ 79,362	$ -
Other liabilities	$ -	$ 59,000	$ -
Redeemable noncontrolling interests	$ -	$ 79,663	$ -
Lease modification	$ 12,527	$ -	$ -
Proceeds held in escrow through sale of real estate interests	$ 3,524	$ -	$ -
Disposition of real estate interests through the issuance of mortgage receivables	$ 25,000	$ -	$ -
Deconsolidation of real estate interests through contribution to other investments	$ 19,618	$ -	$ -
Capital expenditures accrual	$ 30,892	$ 29,079	$ 34,651
Surrender of common stock	$ 16,327	$ 13,790	$ 20,909
Declaration of dividends paid in succeeding period	$ 5,308	$ 5,326	$ 5,366
Increase/(decrease) in redeemable noncontrolling interests' carrying amount	$ 414	$ -	$ (2,304)
Lease liabilities arising from obtaining operating right-of-use assets	$ 1,481	$ -	$ 553
Lease liabilities arising from obtaining financing right-of-use assets	$ 3,161	$ -	$ -
Decrease in embedded derivative liability from extinguishment	$ 1,906	$ -	$ -
Allocation of fair value to noncontrolling interests	$ -	$ -	$ 2,068
Purchase price fair value adjustment to prepaid rent	$ -	$ -	$ 15,620
Decrease in noncontrolling interests from redemption of units for common stock	$ -	$ 1,613	$ 1,540
Weingarten Merger:			
Real estate assets	$ -	$ -	$ 5,627,469
Investments in and advances to real estate joint ventures	$ -	$ -	$ 585,382
Notes payable	$ -	$ -	$ (1,497,632)
Mortgages payable	$ -	$ -	$ (317,671)
Below-market leases	$ -	$ -	$ (119,373)
Noncontrolling interests	$ -	$ -	$ (177,039)
Other assets and liabilities, net	$ -	$ -	$ (154,775)
Lease liabilities arising from obtaining operating right-of-use assets	$ -	$ -	$ 32,569
Lease liabilities arising from obtaining financing right-of-use assets	$ -	$ -	$ 23,026
Common stock issued in exchange for Weingarten common shares	$ -	$ -	$ (3,738,735)

Consolidation of Joint Ventures:			
Increase in real estate and other assets, net	$ 54,345	$ -	$ 506,266
Increase in mortgages payable, other liabilities and noncontrolling interests	$ 37,187	$ -	$ 234,091
Deconsolidation of Joint Venture:			
Decrease in real estate and other assets, net	$ -	$ -	$ 300,099
Decrease in mortgages payable and other liabilities	$ -	$ -	$ 170,000

The following table provides a reconciliation of cash, cash equivalents and restricted cash recorded on the Company's Consolidated Balance Sheets to the Company's Consolidated Statements of Cash Flows (in thousands):

	As of December 31, 2023	As of December 31, 2022
Cash and cash equivalents	$ 780,518	$ 146,970
Restricted cash	3,239	2,859
Total cash, cash equivalents and restricted cash	$ 783,757	$ 149,829

20. Transactions with Related Parties:

Joint Ventures

The Company provides management services for shopping centers owned principally by affiliated entities and various real estate joint ventures in which certain stockholders of the Company have economic interests. Such services are performed pursuant to management agreements which provide for fees based upon a percentage of gross revenues from the properties and other direct costs incurred in connection with management of the centers. Substantially all of the Management and other fee income on the Company's Consolidated Statements of Income constitute fees earned from affiliated entities. Reference is made to Footnote 6 of the Notes to Consolidated Financial Statements for additional information regarding transactions with related parties.

During 2023, the Company acquired the remaining 85% interest in three operating properties from the Prudential Investment Program, in separate transactions, with an aggregate gross fair value of $150.7 million. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests. See Footnote 3 of the Notes to Consolidated Financial Statements for the operating properties acquired by the Company.

During 2022, the Company purchased the General Partner's ownership interest in the KIR joint venture from Milton Cooper, Executive Chairman of the Board of Directors of the Company, for $0.1 million. There was no change in control as a result of this transaction.

Ripco

Ripco Real Estate Corp. ("Ripco") business activities include serving as a leasing agent and representative for national and regional retailers including Target, Best Buy, Kohl's and many others, providing real estate brokerage services and principal real estate investing. Todd Cooper, an officer and 50% shareholder of Ripco, is a son of Milton Cooper, Executive Chairman of the Board of Directors of the Company. During 2023, 2022 and 2021, the Company paid brokerage commissions of $0.5 million, $0.3 million and $0.4 million, respectively, to Ripco for services rendered primarily as leasing agent for various national tenants in shopping center properties owned by the Company.

Fifth Wall

Mary Hogan Preusse, a member of the Company's Board of Directors, is a Senior Advisor at Fifth Wall. The Company holds an investment in the Fifth Wall's Climate Technology Fund with a commitment of up to $25.0 million, of which $16.8 million has been funded as of December 31, 2023 and a cost method investment of $1.6 million within Fifth Wall's Ventures SPV Fund as of December 31, 2023.

21. Commitments and Contingencies:

Letters of Credit

The Company has issued letters of credit in connection with the completion and repayment guarantees primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2023, these letters of credit aggregated $39.2 million.

Funding Commitments

The Company has investments, including Fifth Wall discussed above, with funding commitments of $64.7 million, of which $51.8 million has been funded as of December 31, 2023.

Other

The Parent Company guarantees the unsecured debt instruments of Kimco OP. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments. See Footnote 12 of the Notes to Consolidated Financial Statements for these unsecured debt instruments.

In connection with the construction of its development and redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2023, there were $18.4 million in performance and surety bonds outstanding.

The Company provides a guaranty for the payment of any debt service shortfalls on the Sheridan Redevelopment Agency issued Series A bonds which are tax increment revenue bonds issued in connection with a development project in Sheridan, Colorado. These tax increment revenue bonds have a balance of $41.0 million outstanding at December 31, 2023. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts the Company may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company taken as a whole as of December 31, 2023.

22. Incentive Plans:

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan (the "2010 Plan" and together with the 2020 Plan, the "Plan") that expired in March 2020. The 2020 Plan provides for a maximum of 10.0 million shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, long term incentive plan units, stock payments and deferred stock awards. At December 31, 2023, the Company had 4.9 million shares of common stock available for issuance under the 2020 Plan.

The Company accounts for equity awards in accordance with FASB's Compensation – Stock Compensation guidance which requires that all share-based payments to employees, including grants of employee stock options, restricted stock and performance shares, be recognized in the Consolidated Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date. Fair value of restricted shares is based on the price on the date of grant.

The Company recognized expense associated with its equity awards of $33.1 million, $26.6 million and $23.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the Company had $51.5 million of total unrecognized compensation cost related to unvested stock compensation granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Stock Options

During 2023, 2022 and 2021, the Company did not grant any stock options. Information with respect to stock options outstanding under the 2010 Plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
Options outstanding, January 1, 2021	1,162,321	$ 20.03	$ -
Exercised	(315,750)	$ 19.19	$ 1.1
Forfeited	(357,816)	$ 19.01	
Options outstanding, December 31, 2021	488,755	$ 21.48	$ 1.5
Exercised	(205,871)	$ 20.56	$ 0.8
Forfeited	(750)	$ 19.70	
Options outstanding, December 31, 2022	282,134	$ 22.13	$ -
Exercised	(173,038)	$ 21.54	$ 0.1
Forfeited	(109,096)	$ 21.61	
Options outstanding, December 31, 2023	-	$ -	$ -
Options exercisable (fully vested)			
December 31, 2021	488,755	$ 21.48	$ 1.5
December 31, 2022	282,134	$ 22.13	$ -
December 31, 2023	-	$ -	$ -

Cash received from options exercised under the 2010 Plan was $3.7 million, $4.2 million and $6.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Restricted Stock

Information with respect to restricted stock under the Plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Restricted stock outstanding as of January 1,	2,605,970	2,347,608	2,394,825
Granted (1)	893,880	819,090	754,560
Vested	(740,866)	(511,772)	(759,665)
Forfeited	(12,868)	(48,956)	(42,112)
Restricted stock outstanding as of December 31,	2,746,116	2,605,970	2,347,608

(1) The weighted-average grant date fair value for restricted stock issued during the years ended December 31, 2023, 2022 and 2021 were $21.30, $24.27 and $17.81, respectively.

Restricted shares have the same voting rights as the Company's common stock and are entitled to a cash dividend per share equal to the Company's common dividend which is taxable as ordinary income to the holder. For the years ended December 31, 2023, 2022 and 2021, the dividends paid on unvested restricted shares were $3.1 million, $2.5 million and $1.8 million, respectively.

Performance Shares

Information with respect to performance share awards under the Plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Performance share awards outstanding as of January 1,	1,004,040	1,052,100	913,800
Granted (1)	531,200	458,660	545,380
Vested (2)	(545,380)	(506,720)	(407,080)
Performance share awards outstanding as of December 31,	989,860	1,004,040	1,052,100

(1) The weighted-average grant date fair value for performance shares issued during the years ended December 31, 2023, 2022 and 2021 were $42.61, $31.19 and $22.96, respectively.
(2) For the years ended December 31, 2023, 2022 and 2021, the corresponding common stock equivalent of these vested awards were 970,231, 998,238 and 814,160 shares, respectively.

The more significant assumptions underlying the determination of fair values for these performance awards granted during 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Stock price	$ 21.30	$ 24.27	$ 17.87
Dividend yield (1)	0%	0%	0%
Risk-free rate	4.38%	1.72%	0.20%
Volatility (2)	44.89%	49.07%	48.41%
Term of the award (years)	2.87	2.87	2.86

(1) Total Shareholder Returns, as used in the performance share awards computation, are measured based on cumulative dividend stock prices, as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

Other

The Company maintains a 401(k)-retirement plan covering substantially all officers and employees, which permits participants to defer up to the maximum allowable amount determined by the Internal Revenue Service of their eligible compensation. This deferred compensation, together with Company matching contributions, which generally equal employee deferrals up to a maximum of 5% of their eligible compensation, is fully vested and funded as of December 31, 2023. The Company's contributions to the plan were $2.7 million, $2.6 million and $2.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. In addition during 2023, the Company provided a discretionary match in the amount of $3.9 million to all participants in the 401(k)-retirement plan.

The Company recognized severance costs associated with employee retirements and terminations during the years ended December 31, 2023, 2022 and 2021, of $0.4 million, $1.5 million and $14.4 million (including $13.7 million of severance costs included in Merger charges on the Company's Consolidated Statements of Income), respectively.

23. Defined Benefit Plan:

In August 2021, the Company assumed sponsorship of Weingarten Realty Investors' noncontributory qualified cash balance retirement plan ("the Benefit Plan") in connection with the merger with Weingarten. The Benefit Plan was frozen as of the date of the merger and subsequently terminated as of December 31, 2021. On March 28, 2023, the Internal Revenue Service (the "IRS") issued a favorable determination letter for the termination of the Benefit Plan. As a result, the Company elected to settle the Benefit Plan's obligations through third-party annuity payments, lump sum distributions and direct rollover of funds in an Individual Retirement Account ("IRA Rollovers") based on elections made by the Benefit Plan's participants.

During 2023, the Benefit Plan's obligations were settled through third-party annuity contracts, lump sum distributions and IRA Rollovers. In addition, during 2023, the Benefit Plan transferred excess assets with a value of $3.9 million to the qualified replacement plan managed by the Company and reverted excess assets with a value of $11.0 million to the Company. Upon the liquidation of the Benefit Plan, the Company realized $10.8 million of settlement gains during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income and were previously included in Accumulated other comprehensive income on the Company's Consolidated Balance Sheets. In addition, the Company incurred excise taxes of $2.2 million resulting from the pension reversion of excess pension plan assets during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income.

The following table summarizes the measurement changes in the Benefit Plan's projected benefit obligation, plan assets and funded status, as well as the components of net periodic benefit costs, including key assumptions, from January 1, 2023 through December 31, 2023 (in thousands):

	2023	2022
Change in Projected Benefit Obligation:		
Benefit obligation at beginning of period	$ 26,165	$ 36,995
Interest cost	982	1,052
Settlement payments	(25,480)	-
Actuarial gain	(189)	(9,781)
Benefit payments	(1,478)	(2,101)
Benefit obligation at end of period	$ -	$ 26,165
Change in Plan Assets:		
Fair value of plan assets at beginning of period	$ 40,586	$ 43,653
Actual return on plan assets	1,299	(966)
Excess assets transfer	(14,927)	-
Settlement payments	(25,480)	-
Benefit payments	(1,478)	(2,101)
Fair value of plan assets at end of period	$ -	$ 40,586
Funded status at end of period (included in Accounts and notes receivable)	$ -	$ 14,421
Accumulated benefit obligation	$ -	$ 26,165
Net gain recognized in Accumulated other comprehensive income	$ 267	$ 10,581

The components of net periodic benefit income/(cost), included in Other income, net in the Company's Consolidated Statements of Income for the years ended December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Interest cost	$ (982)	$ (1,052)
Expected return on plan assets	1,221	413
Amortization of net gain	-	37
Settlement gain	10,848	-
Total	$ 11,087	$ (602)

The weighted-average assumptions used to determine the benefit obligation as of December 31, 2022 are as follows:

	2022
Discount rate	4.88 %
Salary scale increases	N/A
Interest credit rate for cash balance plan	4.50 %

24. Income Taxes:

The Company elected to qualify as a REIT in accordance with the Code commencing with its taxable year which began January 1, 1992. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Management intends to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate federal income tax, provided that dividends to its stockholders equal at least the amount of its REIT taxable income. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and would not be permitted to elect REIT status for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local income taxes.

Reconciliation between GAAP Net Income and Federal Taxable Income

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023 (Estimated)	2022 (Actual)	2021 (Actual)
GAAP net income attributable to the Company	$ 654,273	$ 125,976	$ 844,059
GAAP net income attributable to TRSs	(64)	(5,042)	(23,365)
GAAP net income from REIT operations (1)	654,209	120,934	820,694
Federal income taxes	50,661	47,328	-
Net book depreciation in excess of tax depreciation	95,468	120,446	77,951
Deferred/prepaid/above-market and below-market rents, net	(31,982)	(38,479)	(31,666)
Fair market value debt amortization	(21,053)	(38,303)	(17,961)
Book/tax differences from executive compensation	31,169	23,248	19,882
Book/tax differences from equity awards	(7,157)	(7,846)	(3,714)
Book/tax differences from defined benefit plan	2,948	-	(2,948)
Book/tax differences from investments in and advances to real estate joint ventures	27,163	11,736	16,030
Book/tax differences from sale of properties	177,772	217,797	(50,955)
Book/tax differences from accounts receivable	(4,284)	(8,430)	(17,707)
Book adjustment to property carrying values and marketable equity securities	(24,275)	335,199	(503,847)
Taxable currency exchange (loss)/gain, net	(2,446)	198	1,945
Tangible property regulation deduction	(65,000)	(61,492)	-
GAAP change in ownership of joint venture interests	(7,574)	45,767	(5,607)
Dividends from TRSs	-	243	23,314
Severance accrual	(573)	(2,065)	(5,608)
Other book/tax differences, net (2)	7,803	2,115	(20,299)
Adjusted REIT taxable income (3)	$ 882,849	$ 768,396	$ 299,504

Certain amounts in the prior periods have been reclassified to conform to the current year presentation in the table above.

(1) All adjustments to "GAAP net income from REIT operations" are net of amounts attributable to noncontrolling interests and TRSs.
(2) Includes merger related book/tax differences of $4.8 million and ($20.7) million for the years ended December 31, 2023 and 2021, respectively.
(3) Includes a long term capital gain of $241.2 million and $251.5 million for the years ended December 31, 2023 and 2022, respectively, for which the Company elected to pay the associated corporate income taxes.

Characterization of Distributions

The following characterizes distributions paid for tax purposes for the years ended December 31, 2023, 2022 and 2021, (amounts in thousands):

	2023		2022		2021	
Preferred L Dividends						
Ordinary income	$ 11,432	100%	$ 9,657	84%	$ 11,185	97%
Capital gain	-	-	1,839	16%	346	3%
	$ 11,432	100%	$ 11,496	100%	$ 11,531	100%
Preferred M Dividends						
Ordinary income	$ 13,749	100%	$ 11,615	84%	$ 13,469	97%
Capital gain	-	-	2,212	16%	417	3%
	$ 13,749	100%	$ 13,827	100%	$ 13,886	100%
Common Dividends						
Ordinary income	$ 622,885	99%	$ 418,725	81%	$ 273,272	77%
Capital gain	-	-	82,711	16%	10,647	3%
Return of capital	6,292	1%	15,508	3%	70,980	20%
	$ 629,177	100%	$ 516,944	100%	$ 354,899	100%
Total dividends distributed for tax purposes	**$ 654,358**		**$ 542,267**		**$ 380,316**	

For the years ended December 31, 2023 and 2022, the Company elected to retain the proceeds from the sale of ACI stock for general corporate purposes in lieu of distributing to its shareholders. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common shares, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if Kimco shares are held in a brokerage account. For the year ended December 31, 2021, cash dividends paid for tax purposes were equivalent to, or in excess of, taxable income.

Taxable REIT Subsidiaries and Taxable Entities

The Company is subject to federal, state and local income taxes on income reported through its TRS activities, which include wholly owned subsidiaries of the Company. The Company's TRSs include Kimco Realty Services II, Inc., FNC Realty Corporation, Kimco Insurance Company, Weingarten Investments Inc. and the consolidated entity, Blue Ridge Real Estate Company/Big Boulder Corporation.

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities. The Company's (provision)/benefit for income taxes relating to the Company for the years ended December 31, 2023, 2022 and 2021, are summarized as follows (in thousands):

	2023	2022	2021
TRSs and taxable entities	$ (83)	$ 533	$ (3,380)
REIT (1)	(60,869)	(57,187)	-
Total tax provision	$ (60,952)	$ (56,654)	$ (3,380)

(1) During 2023 and 2022, the Company sold shares of ACI common stock and recognized long-term capital gains for tax purposes of $241.2 million and $251.5 million, respectively. The Company elected to retain the proceeds from these stock sales for general corporate purposes and pay corporate income tax on the taxable gains. During 2023, the Company incurred federal taxes of $50.7 million and state and local taxes of $10.2 million. During 2022, the Company incurred federal taxes of $47.3 million and state and local taxes of $9.9 million. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common stock, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if the Company's common stock is held in a brokerage account.

Deferred Tax Assets, Liabilities and Valuation Allowances

The Company's deferred tax assets and liabilities at December 31, 2023 and 2022, were as follows (in thousands):

	2023	2022
Deferred tax assets:		
Tax/GAAP basis differences	$ 3,293	$ 4,165
Net operating losses (1)	4,463	1,836
Valuation allowance	(3,776)	-
Total deferred tax assets	3,980	6,001
Deferred tax liabilities	(5,843)	(6,551)
Net deferred tax liabilities	$ (1,863)	$ (550)

(1) Net operating losses do not expire.

The major differences between the GAAP basis of accounting and the basis of accounting used for federal and state income tax reporting consist of depreciation and amortization, impairment charges recorded for GAAP purposes, but not recognized for tax purposes, rental revenue recognized on the straight-line method for GAAP, reserves for doubtful accounts, above-market and below-market lease amortization, differences in GAAP and tax basis of assets sold, and the period in which certain gains were recognized for tax purposes, but not yet recognized under GAAP.

Deferred tax assets and deferred tax liabilities are included in the captions Other assets and Other liabilities on the Company's Consolidated Balance Sheets at December 31, 2023 and 2022.

Under GAAP a reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the evidence available, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Uncertain Tax Positions

As of December 31, 2023 and 2022, the Company had no accrual for uncertain tax positions and related interest under the provisions of the authoritative guidance that addresses accounting for income taxes. The Company does not believe that the total amount of unrecognized tax benefits as of December 31, 2023, will significantly increase within the next 12 months.

25. Captive Insurance Company:

In October 2007, the Company formed a wholly owned captive insurance company, KIC, which provides general liability insurance coverage for all losses below the deductible under the Company's third-party liability insurance policy. The Company created KIC as part of its overall risk management program and to stabilize its insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized KIC in accordance with the applicable regulatory requirements. KIC established annual premiums based on projections derived from the past loss experience of the Company's properties. KIC has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to KIC may be adjusted based on this estimate. Like premiums paid to third-party insurance companies, premiums paid to KIC may be reimbursed by tenants pursuant to specific lease terms. KIC assumes occurrence basis general liability coverage (not including casualty loss or business interruption) for the Company and its affiliates under the terms of a reinsurance agreement entered into by KIC and the reinsurance provider.

From October 1, 2007 through December 31, 2023, KIC assumes 100% of the first $250,000 per occurrence risk layer. This coverage is subject to annual aggregates ranging between $7.8 million and $14.2 million per policy year. The annual aggregate is adjustable based on the amount of audited square footage of the insureds' locations and can be adjusted for subsequent program years. Defense costs erode the stated policy limits. KIC is required to pay the reinsurance provider for unallocated loss adjustment expenses an amount ranging between 8.0% and 12.2% of incurred losses for the policy periods ending September 30, 2008 through February 1, 2021. Beginning February 1, 2021 through February 1, 2025, ULAE is billed on a fee per claim basis ranging between $53 and $1,599 based on the claim type. These amounts do not erode the Company's per occurrence or aggregate limits.

As of December 31, 2023, the Company maintained letters of credit in the amount of $24.7 million issued in favor of the reinsurance provider to provide security for the Company's obligations under its agreements with the reinsurance providers.

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2023 and 2022 is summarized as follows (in thousands):

	2023	2022
Balance at the beginning of the year	$ 20,202	$ 19,655
Incurred related to:		
Current year	6,097	5,694
Prior years (1)	2,644	125
Total incurred	8,741	5,819
Paid related to:		
Current year	(817)	(645)
Prior years	(7,243)	(4,627)
Total paid	(8,060)	(5,272)
Balance at the end of the year	$ 20,883	$ 20,202

(1) Relates to changes in estimates in insured events in the prior years, incurred losses and loss adjustment expenses.

26. Accumulated Other Comprehensive Income ("AOCI"):

The following table displays the change in the components of AOCI for the years ended December 31, 2023 and 2022 (in thousands):

	Unrealized Gains Related to Defined Benefit Plan	Unrealized Gains Related to Equity Method Investments	Total
Balance as of January 1, 2023	$ 10,581	$ -	$ 10,581
Other comprehensive income before reclassifications	267	3,329	3,596
Amounts reclassified from AOCI (1)	(10,848)	-	(10,848)
Net current-period other comprehensive income	(10,581)	3,329	(7,252)
Balance as of December 31, 2023	$ -	$ 3,329	$ 3,329

(1) Amounts are included in Other income, net on the Company's Consolidated Statements of Income. See Footnote 23 of the Notes to Consolidated Financial Statements for defined benefit plan disclosure.

	Unrealized Gains Related to Defined Benefit Plan
Balance as of January 1, 2022	$ 2,216
Other comprehensive income before reclassifications	8,365
Amounts reclassified from AOCI	-
Net current-period other comprehensive income	8,365
Balance as of December 31, 2022	$ 10,581

27. Earnings Per Share:

The following table sets forth the reconciliation of earnings and the weighted-average number of shares used in the calculation of basic and diluted earnings per share (amounts presented in thousands, except per share data):

	For the Year Ended December 31,		
	2023	2022	2021
Computation of Basic and Diluted Earnings Per Share:			
Net income available to the Company's common shareholders	$ 629,252	$ 100,758	$ 818,643
Change in estimated redemption value of redeemable noncontrolling interests	2,323	-	2,304
Earnings attributable to participating securities	(2,819)	(2,182)	(5,346)
Net income available to the Company's common shareholders for basic earnings per share	628,756	98,576	815,601
Distributions on convertible units	53	-	3,087
Net income available to the Company's common shareholders for diluted earnings per share	$ 628,809	$ 98,576	$ 818,688
Weighted average common shares outstanding – basic	616,947	615,528	506,248
Effect of dilutive securities (1):			
Equity awards	1,132	2,283	2,422
Assumed conversion of convertible units	120	47	2,715
Weighted average common shares outstanding – diluted	618,199	617,858	511,385
Net income available to the Company's common shareholders:			
Basic earnings per share	$ 1.02	$ 0.16	$ 1.61
Diluted earnings per share	$ 1.02	$ 0.16	$ 1.60

(1) The effect of the assumed conversion of certain convertible units had an anti-dilutive effect upon the calculation of Net income available to the Company's common shareholders per share. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per share calculations. Additionally, there were 0.3 million stock options that were not dilutive as of December 31, 2022.

The Company's unvested restricted share awards contain non-forfeitable rights to distributions or distribution equivalents. The impact of the unvested restricted share awards on earnings per share has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share awards based on dividends declared and the unvested restricted shares' participation rights in undistributed earnings.

28. Subsequent Events:

RPT Merger

On August 28, 2023, the Company and RPT announced that they had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would acquire RPT through a series of mergers (collectively the "RPT Merger"). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger added 56 open-air shopping centers, 43 of which are wholly owned and 13 of which are owned through a joint venture, comprising 13.3 million square feet of GLA, to the Company's existing portfolio of 523 properties. In addition, pursuant to the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of Class N Preferred Stock of the Company having the rights, preferences and privileges substantially as set forth in the Merger Agreement, in each case, without interest, and subject to any withholding required under applicable law, upon the terms and subject to the conditions set forth in the Merger Agreement.

The provisional fair market value of the acquired properties will be based upon a valuation prepared by the Company with assistance of a third-party valuation specialist. The Company has engaged a valuation specialist and is in the process of preparing the valuation, including determining the inputs to be used by the third-party specialist in accordance with management's policy. Therefore, the total consideration, including the purchase price and its allocation, are not yet complete as of this filing. Once the total consideration and purchase price and allocation are determined, any excess purchase price, which could differ materially, may result in the recognition of goodwill, the amount of which may be significant.

The number of RPT shares/units outstanding as of January 2, 2024, converted to shares of the Company's shares/units were determined as follows (amounts presented in thousands, except per share data):

	Common Shares (1)	OP Units (2)	Cumulative Convertible Perpetual Preferred Shares (3)
RPT shares/units outstanding as of January 2, 2024	87,675	1,576	1,849
Exchange ratio	0.6049	0.6049	1.0000
Kimco shares/units issued	53,034	953	1,849
Value of Kimco stock per share/unit	$ 22.0005	$ 22.0005	$ 57.13
Equity consideration given from Kimco shares/units issued	$ 1,166,775	$ 20,975	$ 105,607

(1) The Company paid cash in lieu of issuing fractional Kimco common shares, which is included in "Cash Consideration" caption in the table below.

(2) Upon consummation of the RPT Merger, the Parent Company owns 99.86% of the outstanding OP Units in Kimco OP, which is no longer a disregarded entity for federal income tax purposes.

(3) The Company issued 1,849 shares of Class N Preferred Stock with a par value of $1.00 per share, represented by 1,848,539 depositary shares. The liquidation preference is $92.4 million ($50.00 per depositary share) and the shareholders are entitled to fixed annual dividends of $3.625 per depositary share. The Class N Preferred Stock depositary shares are convertible at any time by the holders to 2.3071 of the Company's common shares or under certain circumstances by the Company's election.

The following table presents the total value of stock consideration paid by Kimco at the close of the RPT Merger (in thousands):

	Calculated Value of RPT Consideration	Cash Consideration*	Total Value of Consideration
As of January 2, 2024	$ 1,293,357	$ 148,881	$ 1,442,238

* Amount includes $130.0 million to pay off the outstanding balance on RPT's credit facility at closing, additional consideration of approximately $18.9 million relating to transaction costs incurred by RPT and $0.1 million of cash paid in lieu of issuing fractional Kimco common shares.

In connection with the RPT Merger, the Company assumed $511.5 million of senior unsecured notes with maturities ranging from 2026 to 2031, which bore interest at rates ranging from 3.64% to 4.74%. The RPT Merger triggered a change in control and as such, in January 2024, the Company repaid these notes, including any accrued interest.

In addition, in connection with the RPT Merger, the Company assumed and amended $310.0 million of unsecured term loans, which were outstanding under RPT's Sixth Amended and Restated Credit Agreement ("RPT Credit Facility"). The term loans consist of the following tranches: (i) $50.0 million maturing in 2026, (ii) $100.0 million maturing in 2027, (iii) $50.0 million maturing in 2027 and (iv) $110.0 million maturing in 2028. The Company entered into a Seventh Amended and Restated Credit Agreement, through which the current term loans were terminated and new term loans were issued to replace the current loans. The new term loans retained the amounts and maturities of the current term loans, however the rates (Adjusted Term SOFR plus 0.905%) and covenants were revised to match those within the Company's Credit Facility. The rates fluctuate in accordance with changes in Kimco's senior debt ratings. The Company entered into swap rate agreements with various lenders swapping the interest rates to fixed rates ranging from 4.674% to 4.875%.

Amended and Restated Limited Liability Company Agreement

On January 2, 2024, the Parent Company, as managing member of Kimco OP, entered into an amended and restated limited liability company agreement of Kimco OP (the "Amended and Restated Limited Liability Company Agreement"), providing for, among other things, the creation of Class N Preferred Units of Kimco OP, having the preferences, rights and limitations set forth therein, and certain modifications to the provisions regarding LTIP Units (as defined in the Amended and Restated Limited Liability Company Agreement), including provisions governing distribution and tax allocation requirements and the procedures for converting LTIP Units.

Notes Payable

On January 2, 2024, the Company entered into a new $200.0 million unsecured term loan credit facility pursuant to a credit agreement, among the Company, TD Bank, N.A., as administrative agent and the other parties thereto. This unsecured term loan accrues interest at a spread (currently 0.850%) to the Adjusted Term SOFR Rate (as defined in the credit agreement) or, at the Company's option, a spread (currently 0.000%) to a base rate defined in the credit agreement, that in each case fluctuates in accordance with changes in the Company's senior debt ratings. The covenants are similar to those in the Company's Credit Facility, see Footnote 12 of the Notes to Consolidated Financial Statements.

In addition, in January 2024, the Company paid off the remaining $246.2 million of its 4.45% senior unsecured notes, which were scheduled to mature in January 2024.

Albertsons Companies, Inc.

In February 2024, the Company sold its remaining 14.2 million shares of ACI held by the Company, generating net proceeds of $299.1 million. For tax purposes, the Company will recognize a long-term capital gain of $288.7 million during the three months ended March 31, 2024. The Company anticipates retaining the proceeds from this stock sale for general corporate purposes and will incur estimated corporate taxes of $72.9 million on the taxable gain.

Common Stock and Preferred

During January 2024, the Company's Board of Directors approved the extension of the Company's common stock share repurchase program through February 28, 2026. In addition, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L preferred stock, 1,047,000 depositary shares of Class M preferred stock, and 185,000 depositary shares of Class N preferred stock through February 28, 2026.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)

	Balance at beginning of period	Charged to expenses	Adjustments to valuation accounts	Deductions	Balance at end of period
Year Ended December 31, 2023					
Allowance for uncollectable accounts (1)	$ 6,982	$ -	$ -	$ (2,454)	$ 4,528
Allowance for deferred tax asset	$ -	$ -	$ 3,776	$ -	$ 3,776
Year Ended December 31, 2022					
Allowance for uncollectable accounts (1)	$ 8,339	$ -	$ -	$ (1,357)	$ 6,982
Allowance for deferred tax asset	$ 4,067	$ -	$ (4,067)	$ -	$ -
Year Ended December 31, 2021					
Allowance for uncollectable accounts (1)	$ 22,377	$ -	$ -	$ (14,038)	$ 8,339
Allowance for deferred tax asset	$ 36,957	$ -	$ (32,890)	$ -	$ 4,067

(1) Includes allowances on accounts receivable and straight-line rents.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2023
(in thousands)

		INITIAL COST									
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
SHOPPING CENTERS											
ARCADIA BILTMORE PLAZA	AZ	$ 850	$ 1,212	$ 68	$ 850	$ 1,280	$ 2,130	$ 286	$ 1,844	$ -	2021(A)
BELL CAMINO CENTER	AZ	2,427	6,439	1,155	2,427	7,594	10,021	2,966	7,055	-	2012(A)
BELL CAMINO-SAFEWAY PARCEL	AZ	1,104	4,574	-	1,104	4,574	5,678	667	5,011	-	2019(A)
BROADWAY MARKETPLACE	AZ	3,517	10,303	529	3,518	10,830	14,348	1,537	12,811	-	2021(A)
CAMELBACK MILLER PLAZA	AZ	6,236	29,230	790	6,237	30,019	36,256	4,067	32,189	-	2021(A)
CAMELBACK VILLAGE SQUARE	AZ	-	13,038	427	-	13,465	13,465	1,917	11,548	-	2021(A)
CHRISTOWN SPECTRUM	AZ	33,831	91,004	24,078	76,639	72,274	148,913	21,138	127,775	-	2015(A)
COLLEGE PARK SHOPPING CENTER	AZ	3,277	7,741	923	3,277	8,663	11,940	3,569	8,371	-	2011(A)
DESERT VILLAGE	AZ	6,465	22,025	311	6,465	22,336	28,801	2,767	26,034	-	2021(A)
ENTRADA DE ORO PLAZA	AZ	5,700	11,044	(47)	5,700	10,997	16,697	1,521	15,176	-	2021(A)
FOUNTAIN PLAZA	AZ	4,794	20,373	79	4,794	20,453	25,247	1,929	23,318	-	2021(A)
MADERA VILLAGE	AZ	3,980	8,110	219	3,980	8,330	12,310	1,266	11,044	-	2021(A)
MADISON VILLAGE MARKETPLACE	AZ	4,090	18,343	167	4,090	18,510	22,600	2,004	20,596	-	2021(A)
MESA RIVERVIEW	AZ	15,000	-	143,883	308	158,574	158,882	78,144	80,738	-	2005(C)
METRO SQUARE	AZ	4,101	16,411	2,799	4,101	19,211	23,312	12,342	10,970	-	1998(A)
MONTE VISTA VILLAGE CENTER	AZ	4,064	8,344	(11)	4,064	8,333	12,397	1,050	11,347	-	2021(A)
NORTH VALLEY	AZ	6,862	18,201	15,177	4,796	35,444	40,240	9,261	30,979	-	2011(A)
PLAZA AT MOUNTAINSIDE	AZ	2,450	9,802	2,905	2,450	12,706	15,156	8,510	6,646	-	1997(A)
PLAZA DEL SOL	AZ	5,325	21,270	2,656	4,578	24,673	29,251	12,107	17,144	-	1998(A)
PUEBLO ANOZIRA	AZ	7,734	27,063	449	7,734	27,512	35,246	3,153	32,093	11,803	2021(A)
RAINTREE RANCH CENTER	AZ	7,720	30,743	(129)	7,720	30,614	38,334	3,113	35,221	-	2021(A)
RED MOUNTAIN GATEWAY	AZ	4,653	10,410	3,791	4,653	14,200	18,853	1,144	17,709	-	2021(A)
SCOTTSDALE HORIZON	AZ	8,191	36,728	1,693	8,191	38,421	46,612	3,861	42,751	-	2021(A)
SCOTTSDALE WATERFRONT	AZ	15,872	30,112	173	15,872	30,285	46,157	3,726	42,431	-	2021(A)
SHOPPES AT BEARS PATH	AZ	3,445	2,874	103	3,445	2,977	6,422	369	6,053	-	2021(A)
SQUAW PEAK PLAZA	AZ	2,515	17,021	71	2,515	17,092	19,607	2,011	17,596	-	2021(A)
VILLAGE CROSSROADS	AZ	5,663	24,981	1,794	5,663	26,774	32,437	9,129	23,308	-	2011(A)
280 METRO CENTER	CA	38,735	94,903	2,014	38,735	96,917	135,652	22,774	112,878	-	2015(A)
580 MARKET PLACE	CA	12,769	48,768	287	12,769	49,055	61,824	4,314	57,510	-	2021(A)
8000 SUNSET STRIP S.C.	CA	43,012	85,115	1,034	43,012	86,148	129,160	9,710	119,450	-	2021(A)
AAA BUILDING AT STEVENS CREEK	CA	1,661	3,114	-	1,661	3,114	4,775	333	4,442	-	2021(A)
ANAHEIM PLAZA	CA	34,228	73,765	6,169	34,228	79,934	114,162	10,398	103,764	-	2021(A)
BLACK MOUNTAIN VILLAGE	CA	4,678	11,913	2,241	4,678	14,154	18,832	6,344	12,488	-	2007(A)
BROOKHURST CENTER	CA	10,493	31,358	4,051	22,300	23,602	45,902	6,819	39,083	-	2016(A)
BROOKVALE SHOPPING CENTER	CA	14,050	19,771	1,241	14,050	21,011	35,061	2,905	32,156	-	2021(A)
CAMBRIAN PARK PLAZA	CA	41,258	2,015	2,298	41,258	4,313	45,571	810	44,761	-	2021(A)
CENTERWOOD PLAZA	CA	10,981	10,702	195	10,981	10,897	21,878	1,498	20,380	-	2021(A)
CHICO CROSSROADS	CA	9,976	30,535	(5,399)	7,905	27,207	35,112	12,329	22,783	-	2008(A)
CHINO HILLS MARKETPLACE	CA	17,702	72,529	967	17,702	73,496	91,198	8,045	83,153	-	2021(A)
CITY HEIGHTS	CA	10,687	28,325	(435)	13,909	24,668	38,577	7,030	31,547	-	2012(A)
CORONA HILLS PLAZA	CA	13,361	53,373	13,790	13,361	67,163	80,524	43,815	36,709	-	1998(A)
COSTCO PLAZA - 541	CA	4,996	19,983	(762)	4,996	19,221	24,217	12,714	11,503	-	1998(A)
CREEKSIDE CENTER	CA	3,871	11,563	2,696	5,154	12,975	18,129	2,404	15,725	-	2016(A)
CROCKER RANCH	CA	7,526	24,878	(107)	7,526	24,770	32,296	6,315	25,981	-	2015(A)
CUPERTINO VILLAGE	CA	19,886	46,535	27,949	19,886	74,484	94,370	27,845	66,525	-	2006(A)
EL CAMINO PROMENADE	CA	7,372	37,592	5,200	7,372	42,792	50,164	4,268	45,896	-	2021(A)
FREEDOM CENTRE	CA	8,933	18,622	125	8,933	18,746	27,679	2,637	25,042	-	2021(A)
FULTON MARKET PLACE	CA	2,966	6,921	16,928	6,280	20,535	26,815	6,679	20,136	-	2005(A)
GATEWAY AT DONNER PASS	CA	4,516	8,319	14,671	8,759	18,747	27,506	3,825	23,681	-	2015(A)
GATEWAY PLAZA	CA	18,372	65,851	(334)	18,372	65,516	83,888	6,197	77,691	23,363	2021(A)
GREENHOUSE MARKETPLACE	CA	10,976	27,721	101	10,976	27,822	38,798	3,590	35,208	-	2021(A)
GREENHOUSE MARKETPLACE II	CA	5,346	7,188	(227)	5,346	6,961	12,307	835	11,472	-	2021(A)
HOME DEPOT PLAZA	CA	4,592	18,345	1	4,592	18,345	22,937	12,207	10,730	-	1998(A)
KENNETH HAHN PLAZA	CA	4,115	7,661	(695)	-	11,082	11,082	5,405	5,677	-	2010(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
LA MIRADA THEATRE CENTER	CA	8,817	35,260	46	6,889	37,234	44,123	24,286	19,837	-	1998(A)
LA VERNE TOWN CENTER	CA	8,414	23,856	13,176	16,362	29,084	45,446	8,823	36,623	-	2014(A)
LABAND VILLAGE SHOPPING CENTER	CA	5,600	13,289	(920)	5,607	12,362	17,969	7,202	10,767	-	2008(A)
LAKEWOOD PLAZA	CA	1,294	3,669	(1,265)	-	3,699	3,699	947	2,752	-	2014(A)
LAKEWOOD VILLAGE	CA	8,597	24,375	(182)	11,683	21,107	32,790	6,942	25,848	-	2014(A)
LARWIN SQUARE SHOPPING CENTER	CA	17,234	39,731	6,731	17,234	46,462	63,696	3,927	59,769	-	2023(A)
LINCOLN HILLS TOWN CENTER	CA	8,229	26,127	433	8,229	26,560	34,789	8,144	26,645	-	2015(A)
LINDA MAR SHOPPING CENTER	CA	16,549	37,521	5,284	16,549	42,805	59,354	13,027	46,327	-	2014(A)
MADISON PLAZA	CA	5,874	23,476	4,980	5,874	28,456	34,330	16,743	17,587	-	1998(A)
MARINA VILLAGE	CA	14,108	27,414	8,051	14,108	35,465	49,573	2,817	46,756	-	2023(A)
NORTH COUNTY PLAZA	CA	10,205	28,934	785	20,895	19,028	39,923	5,816	34,107	-	2014(A)
NOVATO FAIR S.C.	CA	9,260	15,600	2,244	9,260	17,844	27,104	8,465	18,639	-	2009(A)
ON THE CORNER AT STEVENS CREEK	CA	1,825	4,641	2	1,825	4,642	6,467	464	6,003	-	2021(A)
PLAZA DI NORTHRIDGE	CA	12,900	40,575	1,798	12,900	42,373	55,273	19,185	36,088	-	2005(A)
POWAY CITY CENTRE	CA	5,855	13,792	9,252	7,248	21,652	28,900	11,734	17,166	-	2005(A)
RANCHO PENASQUITOS TOWNE CTR I	CA	14,852	20,342	808	14,852	21,150	36,002	5,622	30,380	-	2015(A)
RANCHO PENASQUITOS TWN CTR II	CA	12,945	20,324	860	12,945	21,183	34,128	5,536	28,592	-	2015(A)
RANCHO PENASQUITOS-VONS PROP.	CA	2,918	9,146	-	2,918	9,146	12,064	1,241	10,823	-	2019(A)
RANCHO SAN MARCOS VILLAGE	CA	9,050	29,357	6,926	9,483	35,850	45,333	2,777	42,556	-	2021(A)
REDWOOD CITY PLAZA	CA	2,552	6,215	5,901	2,552	12,116	14,668	3,744	10,924	-	2009(A)
SAN DIEGO CARMEL MOUNTAIN	CA	5,323	8,874	(1,898)	5,323	6,976	12,299	2,719	9,580	-	2009(A)
SAN MARCOS PLAZA	CA	1,883	12,044	3,074	1,883	15,118	17,001	1,124	15,877	-	2021(A)
SANTEE TROLLEY SQUARE	CA	40,209	62,964	309	40,209	63,274	103,483	23,003	80,480	-	2015(A)
SILVER CREEK PLAZA	CA	33,541	53,176	246	33,541	53,423	86,964	5,533	81,431	-	2021(A)
SOUTH NAPA MARKET PLACE	CA	1,100	22,159	21,848	23,119	21,988	45,107	14,220	30,887	-	2006(A)
SOUTHAMPTON CENTER	CA	10,289	64,096	195	10,289	64,291	74,580	6,112	68,468	20,053	2021(A)
STANFORD RANCH	CA	10,584	30,007	3,166	9,983	33,774	43,757	8,690	35,067	-	2014(A)
STEVENS CREEK CENTRAL S.C.	CA	41,818	45,886	540	41,818	46,427	88,245	5,891	82,354	-	2021(A)
STONY POINT PLAZA	CA	10,361	38,054	(229)	10,361	37,824	48,185	3,922	44,263	-	2021(A)
TRUCKEE CROSSROADS	CA	2,140	28,325	(18,609)	2,140	9,716	11,856	6,387	5,469	-	2006(A)
TUSTIN HEIGHTS SHOPPING CENTER	CA	16,745	30,953	5,880	16,745	36,834	53,579	2,214	51,365	-	2023(A)
WESTLAKE SHOPPING CENTER	CA	16,174	64,819	116,460	16,174	181,279	197,453	77,758	119,695	-	2002(A)
WESTMINSTER CENTER	CA	60,428	64,973	907	60,428	65,880	126,308	10,475	115,833	48,075	2021(A)
WHITTWOOD TOWN CENTER	CA	57,136	105,815	4,780	57,139	110,591	167,730	27,690	140,040	-	2017(A)
CROSSING AT STONEGATE	CO	11,909	33,111	231	11,909	33,343	45,252	3,471	41,781	-	2021(A)
DENVER WEST 38TH STREET	CO	161	647	332	161	979	1,140	761	379	-	1998(A)
EAST BANK S.C.	CO	1,501	6,180	8,417	1,501	14,597	16,098	5,448	10,650	-	1998(A)
EDGEWATER MARKETPLACE	CO	7,807	32,706	537	7,807	33,243	41,050	3,217	37,833	-	2021(A)
ENGLEWOOD PLAZA	CO	806	3,233	1,081	806	4,314	5,120	2,678	2,442	-	1998(A)
GREELEY COMMONS	CO	3,313	20,070	4,467	3,313	24,536	27,849	7,488	20,361	-	2012(A)
HERITAGE WEST S.C.	CO	1,527	6,124	2,856	1,527	8,979	10,506	5,560	4,946	-	1998(A)
HIGHLANDS RANCH II	CO	3,515	11,756	1,515	3,515	13,271	16,786	4,465	12,321	-	2013(A)
HIGHLANDS RANCH VILLAGE S.C.	CO	8,135	21,580	1,212	5,337	25,591	30,928	7,455	23,473	-	2011(A)
LOWRY TOWN CENTER	CO	3,271	32,685	858	3,271	33,543	36,814	3,085	33,729	-	2021(A)
MARKET AT SOUTHPARK	CO	9,783	20,780	6,256	9,783	27,035	36,818	8,412	28,406	-	2011(A)
NORTHRIDGE SHOPPING CENTER	CO	4,933	16,496	4,389	8,934	16,883	25,817	8,357	17,460	-	2013(A)
QUINCY PLACE S.C.	CO	1,148	4,608	3,081	1,148	7,689	8,837	4,826	4,011	-	1998(A)
RIVER POINT AT SHERIDAN	CO	13,223	30,444	1,390	12,331	32,726	45,057	6,156	38,901	-	2021(A)
RIVER POINT AT SHERIDAN II	CO	1,255	4,231	-	1,255	4,231	5,486	487	4,999	-	2021(A)
VILLAGE CENTER - HIGHLAND RANCH	CO	1,140	2,660	284	1,140	2,944	4,084	757	3,327	-	2014(A)
VILLAGE CENTER WEST	CO	2,011	8,361	826	2,011	9,186	11,197	2,496	8,701	-	2011(A)
VILLAGE ON THE PARK	CO	2,194	8,886	20,019	3,018	28,081	31,099	9,384	21,715	-	1998(A)
BRIGHT HORIZONS	CT	1,212	4,611	128	1,212	4,740	5,952	1,713	4,239	-	2012(A)
HAMDEN MART	CT	13,668	40,890	6,784	14,226	47,116	61,342	13,565	47,777	17,580	2016(A)
HOME DEPOT PLAZA	CT	7,705	30,798	4,206	7,705	35,004	42,709	22,022	20,687	-	1998(A)
NEWTOWN S.C.	CT	-	15,635	425	-	16,059	16,059	3,835	12,224	-	2014(A)
WEST FARM SHOPPING CENTER	CT	5,806	23,348	20,688	7,585	42,257	49,842	23,677	26,165	-	1998(A)
WILTON CAMPUS	CT	10,169	31,893	2,845	10,169	34,739	44,908	10,666	34,242	-	2013(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
WILTON RIVER PARK SHOPPING CTR	CT	7,155	27,509	1,264	7,155	28,772	35,927	8,680	27,247	-	2012(A)
BRANDYWINE COMMONS	DE	-	36,057	(548)	-	35,509	35,509	9,785	25,724	-	2014(A)
ARGYLE VILLAGE	FL	5,228	36,814	294	5,228	37,108	42,336	5,113	37,223	-	2021(A)
BELMART PLAZA	FL	1,656	3,394	5,818	1,656	9,212	10,868	2,306	8,562	-	2014(A)
BOCA LYONS PLAZA	FL	13,280	37,751	309	13,280	38,061	51,341	3,796	47,545	-	2021(A)
CAMINO SQUARE	FL	574	2,296	(395)	734	1,742	2,476	39	2,437	-	1992(A)
CARROLLWOOD COMMONS	FL	5,220	16,884	4,765	5,220	21,649	26,869	13,162	13,707	-	1997(A)
CENTER AT MISSOURI AVENUE	FL	294	792	6,973	294	7,765	8,059	2,657	5,402	-	1968(C)
CHEVRON OUTPARCEL	FL	531	1,253	-	531	1,253	1,784	487	1,297	-	2010(A)
COLONIAL PLAZA	FL	25,516	54,604	5,782	25,516	60,385	85,901	8,975	76,926	-	2021(A)
CORAL POINTE S.C.	FL	2,412	20,508	1,015	2,412	21,523	23,935	5,307	18,628	-	2015(A)
CORAL SQUARE PROMENADE	FL	710	2,843	4,212	710	7,054	7,764	5,005	2,759	-	1994(A)
CORSICA SQUARE S.C.	FL	7,225	10,757	354	7,225	11,111	18,336	3,185	15,151	-	2015(A)
COUNTRYSIDE CENTRE	FL	11,116	41,581	1,662	11,116	43,243	54,359	5,170	49,189	-	2021(A)
CURLEW CROSSING SHOPPING CTR	FL	5,316	12,529	1,003	3,312	15,536	18,848	8,151	10,697	-	2005(A)
DANIA POINTE	FL	105,113	-	35,582	26,094	114,600	140,694	12,789	127,905	-	2016(C)
DANIA POINTE - PHASE II (3)	FL	-	-	273,761	26,715	247,046	273,761	19,551	254,210	-	2016(C)
EMBASSY LAKES	FL	6,565	18,104	694	6,565	18,797	25,362	1,705	23,657	-	2021(A)
FLAGLER PARK	FL	26,163	80,737	6,379	26,725	86,554	113,279	33,786	79,493	-	2007(A)
FT LAUDERDALE #1, FL	FL	1,003	2,602	18,506	1,774	20,337	22,111	13,102	9,009	-	1974(C)
FT. LAUDERDALE/CYPRESS CREEK	FL	14,259	28,042	4,384	14,259	32,425	46,684	14,403	32,281	-	2009(A)
GRAND OAKS VILLAGE	FL	7,409	19,654	675	5,846	21,892	27,738	6,839	20,899	-	2011(A)
GROVE GATE S.C.	FL	366	1,049	793	366	1,842	2,208	1,699	509	-	1968(C)
IVES DAIRY CROSSING	FL	733	4,080	11,713	721	15,806	16,527	11,307	5,220	-	1985(A)
KENDALE LAKES PLAZA	FL	18,491	28,496	(377)	15,362	31,248	46,610	11,907	34,703	-	2009(A)
LARGO PLAZA	FL	23,571	63,604	137	23,571	63,742	87,313	7,956	79,357	-	2021(A)
MAPLEWOOD PLAZA	FL	1,649	6,626	2,104	1,649	8,729	10,378	5,689	4,689	-	1997(A)
MARATHON SHOPPING CENTER	FL	2,413	8,069	3,525	1,515	12,491	14,006	2,685	11,321	-	2013(A)
MERCHANTS WALK	FL	2,581	10,366	11,137	2,581	21,503	24,084	13,163	10,921	-	2001(A)
MILLENIA PLAZA PHASE II	FL	7,711	20,703	6,031	7,698	26,748	34,446	11,942	22,504	-	2009(A)
MILLER ROAD S.C.	FL	1,138	4,552	4,736	1,138	9,288	10,426	6,569	3,857	-	1986(A)
MILLER WEST PLAZA	FL	6,726	10,661	396	6,726	11,057	17,783	2,995	14,788	-	2015(A)
MISSION BELL SHOPPING CENTER	FL	5,056	11,843	8,816	5,067	20,648	25,715	9,244	16,471	-	2004(A)
NASA PLAZA	FL	-	1,754	5,313	-	7,067	7,067	4,944	2,123	-	1968(C)
OAK TREE PLAZA	FL	-	917	2,526	-	3,443	3,443	2,998	445	-	1968(C)
OAKWOOD BUSINESS CTR-BLDG 1	FL	6,793	18,663	4,325	6,793	22,988	29,781	9,701	20,080	-	2009(A)
OAKWOOD PLAZA NORTH	FL	35,301	141,731	2,930	35,301	144,661	179,962	30,423	149,539	-	2016(A)
OAKWOOD PLAZA SOUTH	FL	11,127	40,592	73	11,127	40,665	51,792	9,371	42,421	-	2016(A)
PALMS AT TOWN & COUNTRY	FL	30,137	94,674	2,345	30,137	97,019	127,156	10,313	116,843	-	2021(A)
PALMS AT TOWN & COUNTRY LIFESTYLE	FL	26,597	92,088	611	26,597	92,699	119,296	9,901	109,395	-	2021(A)
PARK HILL PLAZA	FL	10,764	19,264	1,826	10,764	21,089	31,853	6,694	25,159	-	2011(A)
PHILLIPS CROSSING	FL	-	53,536	460	-	53,996	53,996	6,248	47,748	-	2021(A)
PLANTATION CROSSING	FL	2,782	8,077	3,345	2,782	11,423	14,205	2,523	11,682	-	2017(A)
POMPANO POINTE S.C.	FL	10,517	14,356	641	10,517	14,997	25,514	3,279	22,235	-	2012(A)
RENAISSANCE CENTER	FL	9,104	36,541	14,853	9,123	51,374	60,497	27,234	33,263	-	1998(A)
RIVERPLACE SHOPPING CTR.	FL	7,503	31,011	3,290	7,200	34,604	41,804	13,796	28,008	-	2010(A)
RIVERSIDE LANDINGS S.C.	FL	3,512	14,440	838	3,512	15,278	18,790	3,809	14,981	-	2015(A)
SEA RANCH CENTRE	FL	3,298	21,259	340	3,298	21,598	24,896	2,324	22,572	-	2021(A)
SHOPPES AT DEERFIELD	FL	19,069	69,485	(43)	19,069	69,441	88,510	7,812	80,698	-	2021(A)
SHOPPES AT DEERFIELD II	FL	788	6,388	10	788	6,397	7,185	609	6,576	-	2021(A)
SHOPS AT SANTA BARBARA PHASE 1	FL	743	5,374	242	743	5,616	6,359	1,459	4,900	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 2	FL	332	2,489	46	332	2,535	2,867	657	2,210	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 3	FL	330	2,359	118	330	2,476	2,806	574	2,232	-	2015(A)
SODO S.C.	FL	-	68,139	6,562	142	74,559	74,701	27,766	46,935	-	2008(A)
SOUTH MIAMI S.C.	FL	1,280	5,134	5,120	1,280	10,254	11,534	6,034	5,500	-	1995(A)
SUNSET 19 S.C.	FL	12,460	55,354	108	12,460	55,462	67,922	6,373	61,549	-	2021(A)
TJ MAXX PLAZA	FL	10,341	38,660	195	10,341	38,855	49,196	4,152	45,044	-	2021(A)
TRI-CITY PLAZA	FL	2,832	11,329	24,300	2,832	35,629	38,461	10,219	28,242	-	1992(A)
TUTTLEBEE PLAZA	FL	255	828	2,910	255	3,738	3,993	2,551	1,442	-	2008(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
UNIVERSITY TOWN CENTER	FL	5,515	13,041	579	5,515	13,621	19,136	5,136	14,000	-	2011(A)
VILLAGE COMMONS S.C.	FL	2,026	5,106	2,032	2,026	7,138	9,164	2,422	6,742	-	2013(A)
VILLAGE COMMONS SHOPPING CENTER	FL	2,192	8,774	7,950	2,192	16,724	18,916	8,768	10,148	-	1998(A)
VILLAGE GREEN CENTER	FL	11,405	13,466	140	11,405	13,607	25,012	2,160	22,852	16,852	2021(A)
VIZCAYA SQUARE	FL	5,773	20,965	252	5,773	21,217	26,990	2,430	24,560	-	2021(A)
WELLINGTON GREEN COMMONS	FL	19,528	32,521	85	19,528	32,605	52,133	3,831	48,302	14,598	2021(A)
WELLINGTON GREEN PAD SITES	FL	3,854	1,777	3,046	3,854	4,823	8,677	383	8,294	-	2021(A)
WINN DIXIE-MIAMI	FL	2,990	9,410	(52)	3,544	8,804	12,348	2,214	10,134	-	2013(A)
WINTER PARK CORNERS	FL	5,191	42,530	151	5,191	42,681	47,872	3,833	44,039	-	2021(A)
BRAELINN VILLAGE	GA	7,315	20,739	19	3,731	24,342	28,073	6,665	21,408	-	2014(A)
BROWNSVILLE COMMONS	GA	593	5,488	(12)	593	5,475	6,068	611	5,457	-	2021(A)
CAMP CREEK MARKETPLACE II	GA	4,441	38,596	212	4,441	38,808	43,249	4,045	39,204	-	2021(A)
EMBRY VILLAGE	GA	18,147	33,010	4,714	18,161	37,710	55,871	25,553	30,318	-	2008(A)
GRAYSON COMMONS	GA	2,600	13,358	4	2,600	13,362	15,962	1,653	14,309	-	2021(A)
LAKESIDE MARKETPLACE	GA	2,238	28,579	1,251	2,238	29,830	32,068	2,969	29,099	-	2021(A)
LAWRENCEVILLE MARKET	GA	8,878	29,691	1,695	9,060	31,204	40,264	10,828	29,436	-	2013(A)
MARKET AT HAYNES BRIDGE	GA	4,881	21,549	3,249	4,890	24,788	29,678	10,353	19,325	-	2008(A)
PERIMETER EXPO PROPERTY	GA	14,770	44,295	2,582	16,142	45,506	61,648	11,302	50,346	-	2016(A)
PERIMETER VILLAGE	GA	5,418	67,522	(215)	5,418	67,307	72,725	7,224	65,501	25,828	2021(A)
RIVERWALK MARKETPLACE	GA	3,512	18,863	403	3,388	19,390	22,778	4,463	18,315	-	2015(A)
ROSWELL CORNERS	GA	4,536	47,054	702	4,536	47,756	52,292	4,447	47,845	-	2021(A)
ROSWELL CROSSING	GA	6,270	45,338	297	6,270	45,635	51,905	4,796	47,109	-	2021(A)
CLIVE PLAZA	IA	501	2,002	-	501	2,002	2,503	1,433	1,070	-	1996(A)
HAWTHORN HILLS SQUARE	IL	6,784	33,034	3,652	6,784	36,687	43,471	14,164	29,307	-	2012(A)
PLAZA DEL PRADO	IL	10,204	28,410	1,670	10,172	30,113	40,285	7,282	33,003	-	2017(A)
SKOKIE POINTE	IL	-	2,276	9,794	2,628	9,442	12,070	5,472	6,598	-	1997(A)
GREENWOOD S.C.	IN	423	1,883	21,522	1,641	22,187	23,828	6,142	17,686	-	1970(C)
FESTIVAL ON JEFFERSON COURT	KY	5,627	26,790	349	5,627	27,139	32,766	3,761	29,005	-	2021(A)
ADAMS PLAZA	MA	2,089	3,227	251	2,089	3,478	5,567	1,008	4,559	-	2014(A)
BROADWAY PLAZA	MA	6,485	343	-	6,485	343	6,828	244	6,584	-	2014(A)
FALMOUTH PLAZA	MA	2,361	13,066	2,012	2,361	15,078	17,439	3,692	13,747	-	2014(A)
FELLSWAY PLAZA	MA	5,300	11,014	1,304	5,300	12,319	17,619	3,556	14,063	-	2014(A)
FESTIVAL OF HYANNIS S.C.	MA	15,038	40,683	2,936	15,038	43,618	58,656	12,924	45,732	-	2014(A)
GLENDALE SQUARE	MA	4,699	7,141	741	4,699	7,882	12,581	2,237	10,344	-	2014(A)
LINDEN PLAZA	MA	4,628	3,535	701	4,628	4,235	8,863	1,922	6,941	-	2014(A)
MAIN ST. PLAZA	MA	556	2,139	(33)	523	2,139	2,662	781	1,881	-	2014(A)
MEMORIAL PLAZA	MA	16,411	27,554	1,333	16,411	28,887	45,298	6,888	38,410	-	2014(A)
MILL ST. PLAZA	MA	4,195	6,203	1,445	4,195	7,647	11,842	1,929	9,913	-	2014(A)
MORRISSEY PLAZA	MA	4,097	3,751	2,761	4,097	6,512	10,609	943	9,666	-	2014(A)
NORTH AVE. PLAZA	MA	1,164	1,195	302	1,164	1,497	2,661	489	2,172	-	2014(A)
NORTH QUINCY PLAZA	MA	6,333	17,954	(102)	3,894	20,291	24,185	4,889	19,296	-	2014(A)
PARADISE PLAZA	MA	4,183	12,195	1,281	4,183	13,476	17,659	4,086	13,573	-	2014(A)
VINNIN SQUARE IN-LINE	MA	582	2,095	28	582	2,123	2,705	488	2,217	-	2014(A)
VINNIN SQUARE PLAZA	MA	5,545	16,324	569	5,545	16,893	22,438	5,632	16,806	-	2014(A)
WASHINGTON ST. PLAZA	MA	11,008	5,652	10,543	12,958	14,245	27,203	4,913	22,290	-	2014(A)
WASHINGTON ST. S.C.	MA	7,381	9,987	3,388	7,381	13,374	20,755	3,412	17,343	-	2014(A)
WAVERLY PLAZA	MA	1,215	3,623	1,174	1,203	4,810	6,013	1,225	4,788	-	2014(A)
CENTRE COURT-GIANT	MD	3,854	12,770	128	3,854	12,898	16,752	4,573	12,179	2,935	2011(A)
CENTRE COURT-OLD COURT/COURTYD	MD	2,279	5,285	96	2,279	5,381	7,660	1,681	5,979	-	2011(A)
CENTRE COURT-RETAIL/BANK	MD	1,035	7,786	892	1,035	8,678	9,713	2,489	7,224	181	2011(A)
COLUMBIA CROSSING	MD	3,613	34,345	3,689	3,613	38,035	41,648	8,457	33,191	-	2015(A)
COLUMBIA CROSSING II SHOP.CTR.	MD	3,138	19,868	4,614	3,138	24,482	27,620	6,480	21,140	-	2013(A)
COLUMBIA CROSSING OUTPARCELS	MD	1,279	2,871	49,620	14,854	38,916	53,770	6,913	46,857	-	2011(A)
DORSEY'S SEARCH VILLAGE CENTER	MD	6,322	27,996	1,093	6,322	29,089	35,411	6,620	28,791	-	2015(A)
ENCHANTED FOREST S.C.	MD	20,124	34,345	2,114	20,124	36,459	56,583	9,522	47,061	-	2014(A)
FULLERTON PLAZA	MD	14,238	6,744	16,672	14,238	23,416	37,654	4,342	33,312	-	2014(A)
GAITHERSBURG S.C.	MD	245	6,788	2,051	245	8,839	9,084	5,437	3,647	-	1999(A)
GREENBRIER S.C.	MD	8,891	30,305	1,247	8,891	31,552	40,443	8,176	32,267	-	2014(A)
HARPER'S CHOICE	MD	8,429	18,374	2,071	8,429	20,445	28,874	5,217	23,657	-	2015(A)
HICKORY RIDGE	MD	7,184	26,948	1,405	7,184	28,354	35,538	6,115	29,423	-	2015(A)
HICKORY RIDGE (SUNOCO)	MD	543	2,122	-	543	2,122	2,665	567	2,098	-	2015(A)
INGLESIDE S.C.	MD	10,417	17,889	1,013	10,417	18,902	29,319	5,175	24,144	-	2014(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
KENTLANDS MARKET SQUARE	MD	20,167	84,615	19,921	20,167	104,536	124,703	19,110	105,593	-	2016(A)
KINGS CONTRIVANCE	MD	9,308	31,760	1,768	9,308	33,527	42,835	9,690	33,145	-	2014(A)
LAUREL PLAZA	MD	350	1,398	6,745	1,571	6,921	8,492	3,580	4,912	-	1995(A)
LAUREL PLAZA	MD	275	1,101	174	275	1,275	1,550	1,275	275	-	1972(C)
MILL STATION DEVELOPMENT	MD	21,321	-	69,798	16,103	75,016	91,119	6,050	85,069	-	2015(C)
MILL STATION THEATER/RSTRNTS	MD	23,379	1,090	(3,531)	14,738	6,200	20,938	2,279	18,659	-	2016(C)
PIKE CENTER	MD	-	61,389	22,134	21,849	61,674	83,523	4,846	78,677	-	2021(A)
PUTTY HILL PLAZA	MD	4,192	11,112	1,322	4,192	12,434	16,626	4,408	12,218	-	2013(A)
RADCLIFFE CENTER	MD	12,043	21,188	163	12,043	21,351	33,394	6,410	26,984	-	2014(A)
RIVERHILL VILLAGE CENTER	MD	16,825	23,282	1,192	16,825	24,473	41,298	7,326	33,972	-	2014(A)
SHAWAN PLAZA	MD	4,466	20,222	(33)	4,466	20,188	24,654	14,319	10,335	-	2008(A)
SHOPS AT DISTRICT HEIGHTS	MD	8,166	21,971	(1,412)	7,298	21,427	28,725	4,543	24,182	-	2015(A)
SNOWDEN SQUARE S.C.	MD	1,929	4,558	5,155	3,326	8,316	11,642	2,673	8,969	-	2012(A)
TIMONIUM CROSSING	MD	2,525	14,863	1,304	2,525	16,167	18,692	3,817	14,875	-	2014(A)
TIMONIUM SQUARE	MD	6,000	24,283	13,360	7,311	36,332	43,643	19,845	23,798	-	2003(A)
TOWSON PLACE	MD	43,887	101,765	7,879	43,271	110,260	153,531	33,638	119,893	-	2012(A)
VILLAGES AT URBANA	MD	3,190	6	20,609	4,829	18,976	23,805	4,686	19,119	-	2003(A)
WILDE LAKE	MD	1,468	5,870	26,747	2,577	31,508	34,085	13,695	20,390	-	2002(A)
WILKENS BELTWAY PLAZA	MD	9,948	22,126	2,652	9,948	24,778	34,726	6,036	28,690	-	2014(A)
YORK ROAD PLAZA	MD	4,277	37,206	485	4,277	37,690	41,967	8,998	32,969	-	2014(A)
THE FOUNTAINS AT ARBOR LAKES	MN	28,585	66,699	15,879	29,485	81,678	111,163	38,701	72,462	-	2006(A)
CENTER POINT S.C.	MO	-	550	-	-	550	550	550	-	-	1998(A)
BRENNAN STATION	NC	7,750	20,557	(476)	6,322	21,510	27,832	7,336	20,496	-	2011(A)
BRENNAN STATION OUTPARCEL	NC	628	1,666	(196)	450	1,648	2,098	488	1,610	-	2011(A)
CAPITAL SQUARE	NC	3,528	12,159	33	3,528	12,193	15,721	2,089	13,632	-	2021(A)
CLOVERDALE PLAZA	NC	541	720	7,530	541	8,250	8,791	4,760	4,031	-	1969(C)
CROSSROADS PLAZA	NC	768	3,099	1,384	768	4,483	5,251	2,764	2,487	-	2000(A)
CROSSROADS PLAZA	NC	13,406	86,456	5,331	13,843	91,349	105,192	24,303	80,889	-	2014(A)
DAVIDSON COMMONS	NC	2,979	12,860	862	2,979	13,722	16,701	4,400	12,301	-	2012(A)
FALLS POINTE	NC	4,049	27,415	190	4,049	27,605	31,654	2,633	29,021	-	2021(A)
HIGH HOUSE CROSSING	NC	3,604	10,950	322	3,604	11,271	14,875	1,477	13,398	-	2021(A)
HOPE VALLEY COMMONS	NC	3,743	16,808	249	3,743	17,057	20,800	1,768	19,032	-	2021(A)
JETTON VILLAGE SHOPPES	NC	3,875	10,292	790	2,144	12,813	14,957	4,054	10,903	-	2011(A)
LEESVILLE TOWNE CENTRE	NC	5,693	37,053	262	5,693	37,316	43,009	3,847	39,162	-	2021(A)
MOORESVILLE CROSSING	NC	12,014	30,604	398	11,333	31,684	43,017	15,108	27,909	-	2007(A)
NORTHWOODS S.C.	NC	2,696	9,397	(83)	2,696	9,314	12,010	1,077	10,933	-	2021(A)
PARK PLACE SC	NC	5,461	16,163	5,034	5,470	21,188	26,658	10,816	15,842	-	2008(A)
PLEASANT VALLEY PROMENADE	NC	5,209	20,886	24,824	5,209	45,710	50,919	27,077	23,842	-	1993(A)
QUAIL CORNERS	NC	7,318	26,676	2,383	7,318	29,060	36,378	7,464	28,914	-	2014(A)
SIX FORKS S.C.	NC	-	78,366	(2)	-	78,364	78,364	7,819	70,545	-	2021(A)
STONEHENGE MARKET	NC	3,848	37,900	1,785	3,848	39,685	43,533	3,177	40,356	-	2021(A)
TYVOLA SQUARE	NC	-	4,736	9,499	-	14,235	14,235	11,143	3,092	-	1986(A)
WOODLAWN MARKETPLACE	NC	919	3,571	3,342	919	6,913	7,832	5,084	2,748	-	2008(A)
WOODLAWN SHOPPING CENTER	NC	2,011	5,834	1,856	2,011	7,690	9,701	2,597	7,104	-	2012(A)
ROCKINGHAM PLAZA	NH	2,661	10,644	24,569	3,149	34,725	37,874	18,984	18,890	-	2008(A)
WEBSTER SQUARE	NH	11,683	41,708	9,330	11,683	51,038	62,721	12,732	49,989	-	2014(A)
WEBSTER SQUARE - DSW	NH	1,346	3,638	132	1,346	3,770	5,116	881	4,235	-	2017(A)
WEBSTER SQUARE NORTH	NH	2,163	6,511	171	2,163	6,683	8,846	1,753	7,093	-	2016(A)
CENTRAL PLAZA	NJ	3,170	10,603	2,116	5,145	10,744	15,889	4,578	11,311	-	2013(A)
CLARK SHOPRITE 70 CENTRAL AVE	NJ	3,497	11,694	995	13,960	2,226	16,186	1,656	14,530	-	2013(A)
COMMERCE CENTER EAST	NJ	1,519	5,080	1,753	7,235	1,117	8,352	868	7,484	-	2013(A)
COMMERCE CENTER WEST	NJ	386	1,290	161	794	1,043	1,837	345	1,492	-	2013(A)
COMMONS AT HOLMDEL	NJ	16,538	38,760	10,585	16,538	49,345	65,883	22,387	43,496	-	2004(A)
EAST WINDSOR VILLAGE	NJ	9,335	23,778	1,245	9,335	25,023	34,358	10,411	23,947	-	2008(A)
GARDEN STATE PAVILIONS	NJ	7,531	10,802	29,752	12,204	35,882	48,086	12,202	35,884	-	2011(A)
HILLVIEW SHOPPING CENTER	NJ	16,008	32,607	2,274	16,008	34,880	50,888	8,629	42,259	-	2014(A)
HOLMDEL TOWNE CENTER	NJ	10,825	43,301	12,010	10,825	55,310	66,135	31,376	34,759	-	2002(A)
MAPLE SHADE	NJ	-	9,958	2,329	-	12,287	12,287	4,449	7,838	-	2009(A)
NORTH BRUNSWICK PLAZA	NJ	3,205	12,820	30,886	3,205	43,706	46,911	26,558	20,353	-	1994(A)
PISCATAWAY TOWN CENTER	NJ	3,852	15,411	1,733	3,852	17,144	20,996	11,255	9,741	-	1998(A)
PLAZA AT HILLSDALE	NJ	7,602	6,994	1,658	7,602	8,652	16,254	2,958	13,296	-	2014(A)
PLAZA AT SHORT HILLS	NJ	20,155	11,062	1,806	20,155	12,868	33,023	3,789	29,234	-	2014(A)
RIDGEWOOD S.C.	NJ	450	2,107	1,303	450	3,410	3,860	2,356	1,504	-	1993(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
SHOP RITE PLAZA	NJ	2,418	6,364	3,285	2,418	9,649	12,067	7,793	4,274	-	1985(C)
UNION CRESCENT III	NJ	7,895	3,011	28,966	8,697	31,175	39,872	23,646	16,226	-	2007(A)
WESTMONT PLAZA	NJ	602	2,405	20,757	602	23,163	23,765	9,734	14,031	-	1994(A)
WILLOWBROOK PLAZA	NJ	15,320	40,997	10,873	15,320	51,869	67,189	13,611	53,578	-	2009(A)
NORTH TOWNE PLAZA - ALBUQUERQUE	NM	3,598	33,327	269	3,598	33,596	37,194	3,704	33,490	-	2021(A)
CHARLESTON COMMONS	NV	29,704	24,267	437	29,704	24,704	54,408	5,812	48,596	-	2021(A)
COLLEGE PARK S.C.-N LAS VEGAS	NV	2,100	18,413	210	2,100	18,623	20,723	2,545	18,178	-	2021(A)
D'ANDREA MARKETPLACE	NV	11,556	29,435	927	11,556	30,362	41,918	12,928	28,990	-	2007(A)
DEL MONTE PLAZA	NV	2,489	5,590	1,287	2,210	7,156	9,366	3,835	5,531	-	2006(A)
DEL MONTE PLAZA ANCHOR PARCEL	NV	6,513	17,600	219	6,520	17,812	24,332	3,630	20,702	-	2017(A)
FRANCISCO CENTER	NV	1,800	10,085	2,038	1,800	12,123	13,923	1,605	12,318	-	2021(A)
GALENA JUNCTION	NV	8,931	17,503	1,749	8,931	19,251	28,182	6,026	22,156	-	2015(A)
MCQUEEN CROSSINGS	NV	5,017	20,779	1,102	5,017	21,881	26,898	8,969	17,929	-	2015(A)
RANCHO TOWNE & COUNTRY	NV	7,785	13,364	(56)	7,785	13,308	21,093	1,705	19,388	-	2021(A)
REDFIELD PROMENADE	NV	4,415	32,035	(3,054)	4,415	28,980	33,395	8,143	25,252	-	2015(A)
SPARKS MERCANTILE	NV	6,222	17,069	451	6,222	17,519	23,741	5,867	17,874	-	2015(A)
501 NORTH BROADWAY	NY	-	1,176	(50)	-	1,126	1,126	559	567	-	2007(A)
AIRPORT PLAZA	NY	22,711	107,012	6,297	22,711	113,308	136,019	29,260	106,759	-	2015(A)
BELLMORE S.C.	NY	1,272	3,184	1,837	1,272	5,021	6,293	2,928	3,365	-	2004(A)
BIRCHWOOD PLAZA COMMACK	NY	3,630	4,775	1,442	3,630	6,218	9,848	2,703	7,145	-	2007(A)
BRIDGEHAMPTON COMMONS-W&E SIDE	NY	1,812	3,107	43,237	1,858	46,298	48,156	27,913	20,243	-	1972(C)
CARMAN'S PLAZA	NY	12,558	37,290	3,174	12,562	40,460	53,022	2,653	50,369	-	2022(A)
CHAMPION FOOD SUPERMARKET	NY	758	1,875	(25)	2,241	367	2,608	264	2,344	-	2012(A)
ELMONT S.C.	NY	3,012	7,606	6,885	3,012	14,491	17,503	5,790	11,713	-	2004(A)
ELMSFORD CENTER 2	NY	4,076	15,599	1,118	4,245	16,548	20,793	5,948	14,845	-	2013(A)
FAMILY DOLLAR UNION TURNPIKE	NY	909	2,250	244	1,057	2,346	3,403	736	2,667	-	2012(A)
FOREST AVENUE PLAZA	NY	4,559	10,441	3,084	4,559	13,525	18,084	5,407	12,677	-	2005(A)
FRANKLIN SQUARE S.C.	NY	1,079	2,517	3,984	1,079	6,501	7,580	2,696	4,884	-	2004(A)
GREAT NECK OUTPARCEL	NY	4,019	-	74	4,019	74	4,093	-	4,093	-	2022(A)
GREENRIDGE PLAZA	NY	2,940	11,812	9,872	3,148	21,477	24,625	11,957	12,668	-	1997(A)
HAMPTON BAYS PLAZA	NY	1,495	5,979	3,550	1,495	9,529	11,024	8,638	2,386	-	1989(A)
HICKSVILLE PLAZA	NY	3,543	8,266	2,629	3,543	10,895	14,438	5,461	8,977	-	2004(A)
INDEPENDENCE PLAZA	NY	12,279	34,814	513	16,132	31,474	47,606	10,756	36,850	-	2014(A)
JERICHO COMMONS SOUTH	NY	12,368	33,071	4,119	12,368	37,190	49,558	15,779	33,779	768	2007(A)
KEY FOOD - 21ST STREET	NY	1,091	2,700	(165)	1,669	1,957	3,626	578	3,048	-	2012(A)
KEY FOOD - ATLANTIC AVE	NY	2,273	5,625	509	4,809	3,598	8,407	1,297	7,110	-	2012(A)
KEY FOOD - CENTRAL AVE.	NY	2,788	6,899	(395)	2,603	6,689	9,292	2,061	7,231	-	2012(A)
KINGS HIGHWAY	NY	2,744	6,811	2,060	2,744	8,872	11,616	4,613	7,003	-	2004(A)
KISSENA BOULEVARD SHOPPING CTR	NY	11,610	2,933	1,894	11,610	4,827	16,437	1,450	14,987	-	2007(A)
LITTLE NECK PLAZA	NY	3,277	13,161	6,505	3,277	19,666	22,943	10,992	11,951	-	2003(A)
MANETTO HILL PLAZA	NY	264	584	17,499	264	18,083	18,347	8,791	9,556	-	1969(C)
MANHASSET CENTER	NY	4,567	19,166	33,543	3,472	53,804	57,276	34,823	22,453	-	1999(A)
MARKET AT BAY SHORE	NY	12,360	30,708	7,943	12,360	38,651	51,011	18,308	32,703	-	2006(A)
MASPETH QUEENS-DUANE READE	NY	1,872	4,828	1,037	1,872	5,865	7,737	2,680	5,057	-	2004(A)
MILLERIDGE INN	NY	7,500	481	14	7,500	496	7,996	75	7,921	-	2015(A)
MINEOLA CROSSINGS	NY	4,150	7,521	1,006	4,150	8,527	12,677	3,213	9,464	-	2007(A)
NORTH MASSAPEQUA S.C.	NY	1,881	4,389	(1,685)	-	4,586	4,586	4,350	236	-	2004(A)
OCEAN PLAZA	NY	564	2,269	8	564	2,277	2,841	1,212	1,629	-	2003(A)
RALPH AVENUE PLAZA	NY	4,414	11,340	4,055	4,414	15,395	19,809	7,193	12,616	-	2004(A)
RICHMOND S.C.	NY	2,280	9,028	22,052	2,280	31,080	33,360	18,486	14,874	-	1989(A)
ROMAINE PLAZA	NY	782	1,826	588	782	2,414	3,196	1,131	2,065	-	2005(A)
SEQUAMS SHOPPING CENTER	NY	3,971	8,654	(67)	3,971	8,587	12,558	391	12,167	-	2022(A)
SHOPRITE S.C.	NY	872	3,488	-	872	3,488	4,360	2,780	1,580	-	1998(A)
STOP & SHOP	NY	21,661	17,636	-	21,661	17,636	39,297	658	38,639	10,892	2022(A)
SMITHTOWN PLAZA	NY	3,528	7,364	670	3,437	8,124	11,561	4,019	7,542	-	2009(A)
SOUTHGATE SHOPPING CENTER	NY	18,822	62,670	(1,299)	18,829	61,364	80,193	2,971	77,222	19,135	2022(A)
SYOSSET CORNERS	NY	6,169	13,302	25	6,169	13,328	19,497	675	18,822	-	2022(A)
SYOSSET S.C.	NY	107	76	3,046	107	3,122	3,229	1,544	1,685	-	1990(C)
THE BOULEVARD	NY	28,724	38,232	258,349	28,724	296,583	325,307	32,304	293,003	-	2006(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
THE GARDENS AT GREAT NECK	NY	27,956	71,366	55	27,962	71,414	99,376	4,968	94,408	16,888	2022(A)
THE GREEN COVE PLAZA	NY	17,017	39,206	(232)	17,017	38,974	55,991	1,963	54,028	11,249	2022(A)
THE MARKETPLACE	NY	4,498	9,850	15	4,498	9,864	14,362	483	13,879	4,994	2022(A)
TOWNPATH CORNER	NY	2,675	6,408	52	2,675	6,460	9,135	367	8,768	-	2022(A)
TURNPIKE PLAZA	NY	2,472	5,839	970	2,472	6,809	9,281	2,406	6,875	-	2011(A)
VETERANS MEMORIAL PLAZA	NY	5,968	23,243	22,893	5,980	46,124	52,104	21,758	30,346	-	1998(A)
WHITE PLAINS S.C.	NY	1,778	4,454	2,964	1,778	7,418	9,196	3,226	5,970	-	2004(A)
WOODBURY COMMON	NY	27,249	28,516	(178)	27,249	28,338	55,587	1,771	53,816	16,132	2022(A)
JANTZEN BEACH CENTER	OR	57,575	102,844	4,052	57,588	106,883	164,471	25,005	139,466	-	2017(A)
CENTER SQUARE SHOPPING CENTER	PA	732	2,928	1,225	691	4,194	4,885	3,207	1,678	-	1996(A)
CRANBERRY TOWNSHIP-PARCEL 1&2	PA	10,271	30,770	3,183	6,070	38,154	44,224	8,787	35,437	-	2016(A)
CROSSROADS PLAZA	PA	789	3,155	14,408	976	17,377	18,353	12,070	6,283	-	1986(A)
DEVON VILLAGE	PA	4,856	25,847	988	5,608	26,084	31,692	9,213	22,479	-	2012(A)
FISHTOWN CROSSING	PA	20,398	22,602	243	20,401	22,842	43,243	2,884	40,359	-	2022(A)
HARRISBURG EAST SHOPPING CTR.	PA	453	6,665	12,250	3,003	16,365	19,368	10,169	9,199	-	2002(A)
HORSHAM POINT	PA	3,813	18,189	674	3,813	18,863	22,676	4,258	18,418	-	2015(A)
LINCOLN SQUARE	PA	90,479	-	76,429	10,533	156,376	166,909	17,369	149,540	-	2017(C)
NORRITON SQUARE	PA	686	2,665	5,715	774	8,293	9,067	5,727	3,340	-	1984(A)
POCONO PLAZA	PA	1,050	2,373	18,493	1,050	20,866	21,916	3,129	18,787	-	1973(C)
SHOPPES AT WYNNEWOOD	PA	7,479	-	3,676	7,479	3,676	11,155	731	10,424	-	2015(C)
SHREWSBURY SQUARE S.C.	PA	8,066	16,998	(1,555)	6,172	17,338	23,510	4,720	18,790	-	2014(A)
SPRINGFIELD S.C.	PA	920	4,982	14,083	920	19,065	19,985	13,174	6,811	-	1983(A)
SUBURBAN SQUARE	PA	70,680	166,351	85,342	71,280	251,093	322,373	79,755	242,618	-	2007(A)
TOWNSHIP LINE S.C.	PA	732	2,928	-	732	2,928	3,660	2,052	1,608	-	1996(A)
WAYNE PLAZA	PA	6,128	15,605	925	6,136	16,522	22,658	7,013	15,645	-	2008(A)
WEXFORD PLAZA	PA	6,414	9,775	14,488	6,299	24,378	30,677	7,937	22,740	-	2010(A)
WHITEHALL MALL	PA	-	5,196	-	-	5,196	5,196	3,641	1,555	-	1996(A)
WHITELAND TOWN CENTER	PA	732	2,928	59	732	2,987	3,719	2,111	1,608	-	1996(A)
WHOLE FOODS AT WYNNEWOOD	PA	15,042	-	11,785	13,772	13,055	26,827	1,893	24,934	-	2014(C)
LOS COLOBOS - BUILDERS SQUARE	PR	4,405	9,628	(538)	4,461	9,034	13,495	8,453	5,042	-	2006(A)
LOS COLOBOS - KMART	PR	4,595	10,120	(827)	4,402	9,486	13,888	8,528	5,360	-	2006(A)
LOS COLOBOS I	PR	12,891	26,047	1,468	13,613	26,793	40,406	14,450	25,956	-	2006(A)
LOS COLOBOS II	PR	14,894	30,681	1,438	15,142	31,871	47,013	17,556	29,457	-	2006(A)
MANATI VILLA MARIA SC	PR	2,781	5,673	1,851	2,607	7,698	10,305	4,914	5,391	-	2006(A)
PLAZA CENTRO - COSTCO	PR	3,628	10,752	(455)	3,866	10,059	13,925	5,560	8,365	-	2006(A)
PLAZA CENTRO - MALL	PR	19,873	58,719	5,967	19,408	65,151	84,559	29,956	54,603	-	2006(A)
PLAZA CENTRO - RETAIL	PR	5,936	16,510	931	6,026	17,352	23,378	8,263	15,115	-	2006(A)
PLAZA CENTRO - SAM'S CLUB	PR	6,643	20,225	(1,170)	6,520	19,178	25,698	18,078	7,620	-	2006(A)
PONCE TOWNE CENTER	PR	14,433	28,449	5,364	14,903	33,343	48,246	21,623	26,623	-	2006(A)
REXVILLE TOWN CENTER	PR	24,873	48,688	8,414	25,678	56,297	81,975	36,182	45,793	-	2006(A)
TRUJILLO ALTO PLAZA	PR	12,054	24,446	8,717	12,289	32,927	45,216	17,144	28,072	-	2006(A)
WESTERN PLAZA - MAYAGUEZ ONE	PR	10,858	12,253	839	11,242	12,707	23,949	11,119	12,830	-	2006(A)
WESTERN PLAZA - MAYAGUEZ TWO	PR	16,874	19,911	3,172	16,873	23,084	39,957	18,921	21,036	-	2006(A)
FOREST PARK	SC	1,920	9,545	433	1,920	9,978	11,898	3,173	8,725	-	2012(A)
ST. ANDREWS CENTER	SC	730	3,132	22,086	730	25,218	25,948	14,314	11,634	-	1978(C)
WESTWOOD PLAZA	SC	1,744	6,986	15,227	1,727	22,230	23,957	7,932	16,025	-	1995(A)
WOODRUFF SHOPPING CENTER	SC	3,110	15,501	1,772	3,465	16,918	20,383	6,260	14,123	-	2010(A)
HIGHLAND SQUARE	TN	1,302	2,130	6	1,302	2,136	3,438	105	3,333	-	2021(A)
MENDENHALL COMMONS	TN	1,272	14,826	(32)	1,272	14,793	16,065	1,711	14,354	-	2021(A)
OLD TOWNE VILLAGE	TN	-	4,134	4,674	-	8,808	8,808	6,905	1,903	-	1978(C)
THE COMMONS AT DEXTER LAKE	TN	1,554	14,649	1,000	1,554	15,648	17,202	2,336	14,866	-	2021(A)
THE COMMONS AT DEXTER LAKE II	TN	567	8,874	(27)	567	8,847	9,414	954	8,460	-	2021(A)
1350 W. 43RD ST. - WELLS FARGO	TX	3,707	247	1	3,708	247	3,955	58	3,897	-	2022(A)
1934 WEST GRAY	TX	705	4,831	(7)	705	4,824	5,529	422	5,107	-	2021(A)
1939 WEST GRAY	TX	269	1,731	(170)	269	1,561	1,830	135	1,695	-	2021(A)
43RD STREET CHASE BANK BLDG	TX	497	1,703	56	497	1,759	2,256	167	2,089	-	2021(A)
ACCENT PLAZA	TX	500	2,831	535	500	3,366	3,866	1,973	1,893	-	1996(A)
ALABAMA SHEPHERD S.C.	TX	4,590	21,368	355	4,590	21,723	26,313	2,689	23,624	-	2021(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
ATASCOCITA COMMONS SHOP.CTR.	TX	16,323	54,587	593	15,580	55,924	71,504	14,599	56,905	-	2013(A)
BAYBROOK GATEWAY	TX	9,441	44,160	(872)	9,441	43,289	52,730	5,308	47,422	-	2021(A)
BAYBROOK WEBSTER PARCEL	TX	-	2,978	8,616	-	11,594	11,594	-	11,594	-	2022(A)
BELLAIRE BLVD S.C.	TX	1,334	7,166	12	1,334	7,178	8,512	618	7,894	-	2021(A)
BLALOCK MARKET	TX	-	17,283	67	-	17,351	17,351	3,013	14,338	-	2021(A)
CENTER AT BAYBROOK	TX	6,941	27,727	10,856	6,928	38,597	45,525	22,263	23,262	-	1998(A)
CENTER OF THE HILLS	TX	2,924	11,706	4,984	2,924	16,690	19,614	8,434	11,180	-	2008(A)
CITADEL BUILDING	TX	4,046	12,824	(7,501)	2,169	7,201	9,370	547	8,823	-	2021(A)
CONROE MARKETPLACE	TX	18,869	50,757	(1,582)	10,842	57,202	68,044	13,901	54,143	-	2015(A)
COPPERFIELD VILLAGE SHOP.CTR.	TX	7,828	34,864	1,334	7,828	36,198	44,026	9,507	34,519	-	2015(A)
COPPERWOOD VILLAGE	TX	13,848	84,184	2,580	13,848	86,765	100,613	21,475	79,138	-	2015(A)
CYPRESS TOWNE CENTER	TX	6,034	-	2,412	2,252	6,194	8,446	2,098	6,348	-	2003(C)
CYPRESS TOWNE CENTER	TX	12,329	36,836	1,714	8,644	42,234	50,878	8,640	42,238	-	2016(A)
CYPRESS TOWNE CENTER (PHASE II)	TX	2,061	6,158	(1,361)	270	6,588	6,858	1,961	4,897	-	2016(A)
DRISCOLL AT RIVER OAKS-RESI	TX	1,244	145,366	3,107	1,244	148,472	149,716	8,080	141,636	-	2021(A)
FIESTA TARGET	TX	6,766	7,334	378	6,766	7,711	14,477	1,199	13,278	-	2021(A)
FIESTA TRAILS	TX	15,185	32,897	1,843	15,185	34,739	49,924	4,206	45,718	-	2021(A)
GALVESTON PLACE	TX	1,661	28,288	3,330	1,661	31,619	33,280	3,413	29,867	-	2021(A)
GATEWAY STATION	TX	1,374	28,145	4,955	1,375	33,099	34,474	9,677	24,797	-	2011(A)
GATEWAY STATION PHASE II	TX	4,140	12,020	1,132	4,143	13,148	17,291	2,762	14,529	-	2017(A)
GRAND PARKWAY MARKET PLACE II	TX	13,436	-	39,243	12,298	40,381	52,679	6,896	45,783	-	2015(C)
GRAND PARKWAY MARKETPLACE	TX	25,364	-	64,791	21,937	68,218	90,155	10,900	79,255	-	2014(C)
HEB - DAIRY ASHFORD & MEMORIAL	TX	1,076	5,324	1	1,076	5,325	6,401	429	5,972	-	2021(A)
HEIGHTS PLAZA	TX	5,423	10,140	23	5,423	10,163	15,586	1,182	14,404	-	2021(A)
INDEPENDENCE PLAZA - LAREDO	TX	4,836	53,564	140	4,836	53,703	58,539	5,232	53,307	8,063	2021(A)
INDEPENDENCE PLAZA II - LAREDO	TX	2,482	21,418	12	2,482	21,431	23,913	2,800	21,113	-	2021(A)
KROGER PLAZA	TX	520	2,081	3,103	520	5,183	5,703	2,595	3,108	-	1995(A)
LAKE PRAIRIE TOWN CROSSING	TX	7,897	-	30,681	6,783	31,795	38,578	10,252	28,326	-	2006(C)
LAS TIENDAS PLAZA	TX	8,678	-	28,165	7,944	28,899	36,843	9,825	27,018	-	2005(C)
MONTGOMERY PLAZA	TX	10,739	63,065	1,650	10,739	64,715	75,454	17,749	57,705	-	2015(A)
MUELLER OUTPARCEL	TX	150	3,351	(3)	150	3,348	3,498	335	3,163	-	2021(A)
MUELLER REGIONAL RETAIL CENTER	TX	7,352	85,805	3,521	7,352	89,326	96,678	9,336	87,342	-	2021(A)
NORTH CREEK PLAZA	TX	5,044	34,756	86	5,044	34,841	39,885	4,066	35,819	-	2021(A)
OAK FOREST	TX	13,395	25,275	290	13,395	25,565	38,960	2,723	36,237	-	2021(A)
PLANTATION CENTRE	TX	2,325	34,494	913	2,325	35,408	37,733	4,033	33,700	-	2021(A)
PRESTON LEBANON CROSSING	TX	13,552	-	28,428	12,164	29,816	41,980	12,058	29,922	-	2006(C)
RANDALLS CENTER/KINGS CROSSING	TX	3,717	21,363	6,631	3,717	27,993	31,710	2,613	29,097	-	2021(A)
RICHMOND SQUARE	TX	7,568	15,432	(233)	7,568	15,198	22,766	1,258	21,508	-	2021(A)
RIVER OAKS S.C. EAST	TX	5,766	13,882	120	5,766	14,002	19,768	1,373	18,395	-	2021(A)
RIVER OAKS S.C. WEST	TX	14,185	138,022	3,897	14,185	141,918	156,103	12,799	143,304	-	2021(A)
ROCK PRAIRIE MARKETPLACE	TX	-	8,004	232	-	8,236	8,236	671	7,565	-	2021(A)
SHOPPES AT MEMORIAL VILLAGES	TX	-	41,493	57	-	41,549	41,549	4,449	37,100	-	2021(A)
SHOPS AT HILSHIRE VILLAGE	TX	11,206	19,092	562	11,206	19,655	30,861	2,562	28,299	-	2021(A)
SHOPS AT KIRBY DRIVE	TX	969	5,031	(37)	969	4,994	5,963	445	5,518	-	2021(A)
SHOPS AT THREE CORNERS	TX	7,094	59,795	(393)	7,094	59,401	66,495	6,621	59,874	-	2021(A)
STEVENS RANCH	TX	18,143	6,407	405	18,143	6,812	24,955	837	24,118	-	2021(A)
THE CENTRE AT COPPERFIELD	TX	6,723	22,525	628	6,723	23,154	29,877	6,795	23,082	-	2015(A)
THE CENTRE AT POST OAK	TX	12,642	100,658	288	12,642	100,947	113,589	11,326	102,263	-	2021(A)
THE SHOPPES @ WILDERNESS OAKS	TX	4,359	8,964	(12,427)	896	-	896	-	896	-	2021(A)
TOMBALL CROSSINGS	TX	8,517	28,484	1,545	7,965	30,581	38,546	8,034	30,512	-	2013(A)
TOMBALL MARKETPLACE	TX	4,280	31,793	217	4,280	32,010	36,290	3,982	32,308	-	2021(A)
TRENTON CROSSING - NORTH MCALLEN	TX	6,279	29,686	2,013	6,279	31,700	37,979	4,444	33,535	-	2021(A)
VILLAGE PLAZA AT BUNKER HILL	TX	21,320	233,086	2,053	21,320	235,140	256,460	22,191	234,269	71,050	2021(A)
WESTCHASE S.C.	TX	7,547	35,653	3	7,547	35,656	43,203	3,887	39,316	13,506	2021(A)
WESTHILL VILLAGE	TX	11,948	26,479	613	11,948	27,092	39,040	3,405	35,635	-	2021(A)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUI-SITION(A) CONST-RUCTION(C)
WOODBRIDGE SHOPPING CENTER	TX	2,569	6,814	491	2,569	7,305	9,874	2,833	7,041	-	2012(A)
BURKE TOWN PLAZA	VA	-	43,240	(5,224)	-	38,016	38,016	9,999	28,017	-	2014(A)
CENTRO ARLINGTON	VA	3,937	35,103	1,600	3,937	36,704	40,641	2,398	38,243	-	2021(A)
CENTRO ARLINGTON-RESI	VA	15,012	155,639	604	15,012	156,243	171,255	6,800	164,455	-	2021(A)
DOCSTONE COMMONS	VA	3,839	11,468	643	3,904	12,046	15,950	2,730	13,220	-	2016(A)
DOCSTONE O/P - STAPLES	VA	1,425	4,318	(828)	1,168	3,747	4,915	1,028	3,887	-	2016(A)
DULLES TOWN CROSSING	VA	53,285	104,176	2,449	53,285	106,625	159,910	28,499	131,411	-	2015(A)
GORDON PLAZA	VA	-	3,331	6,005	5,573	3,763	9,336	791	8,545	-	2017(A)
HILLTOP VILLAGE CENTER	VA	23,409	93,673	553	23,409	94,225	117,634	7,743	109,891	-	2021(A)
OLD TOWN PLAZA	VA	4,500	41,570	(14,425)	3,053	28,592	31,645	9,024	22,621	-	2007(A)
POTOMAC RUN PLAZA	VA	27,370	48,451	3,896	27,370	52,347	79,717	21,125	58,592	-	2008(A)
STAFFORD MARKETPLACE	VA	26,893	86,450	16,725	29,485	100,584	130,069	22,898	107,171	-	2015(A)
STONEBRIDGE AT POTOMAC TOWN CENTER	VA	52,190	73,877	54,138	52,189	128,017	180,206	3,967	176,239	-	2023(A)
WEST ALEX - RETAIL	VA	6,043	55,434	1,510	6,043	56,944	62,987	3,556	59,431	-	2021(A)
WEST ALEX-OFFICE	VA	1,479	10,458	1,602	1,479	12,059	13,538	622	12,916	-	2021(A)
WEST ALEX-RESI	VA	15,892	65,282	451	15,892	65,733	81,625	5,813	75,812	-	2021(A)
AUBURN NORTH	WA	7,786	18,158	12,122	7,786	30,279	38,065	11,541	26,524	-	2007(A)
COVINGTON ESPLANADE	WA	6,009	47,941	165	6,009	48,107	54,116	3,630	50,486	-	2021(A)
FRANKLIN PARK COMMONS	WA	5,419	11,989	7,740	5,419	19,730	25,149	5,778	19,371	-	2015(A)
FRONTIER VILLAGE SHOPPING CTR.	WA	10,751	44,861	2,811	10,751	47,672	58,423	12,080	46,343	-	2012(A)
GATEWAY SHOPPING CENTER	WA	6,938	11,270	9,612	6,938	20,883	27,821	4,249	23,572	-	2016(A)
SILVERDALE PLAZA	WA	3,875	33,109	1,196	3,756	34,425	38,181	10,419	27,762	-	2012(A)
THE MARKETPLACE AT FACTORIA	WA	60,502	92,696	27,454	65,781	114,871	180,652	31,949	148,703	-	2013(A)
THE WHITTAKER	WA	15,799	23,508	181	15,799	23,690	39,489	2,361	37,128	-	2021(A)
OTHER PROPERTY INTERESTS											
ASANTE RETAIL CENTER	AZ	8,703	3,406	(11,939)	170	-	170	-	170	-	2004(C)
HOMESTEAD-WACHTEL LAND LEASE	FL	150	-	-	150	-	150	-	150	-	2013(A)
PALM COAST LANDING OUTPARCELS	FL	1,460	-	5	1,460	5	1,465	-	1,465	-	2021(A)
LAKE WALES S.C.	FL	601	-	-	601	-	601	-	601	-	2009(A)
FLINT - VACANT LAND	MI	101	-	(10)	91	-	91	-	91	-	2012(A)
CHARLOTTE SPORTS & FITNESS CTR	NC	501	1,859	562	501	2,422	2,923	2,086	837	-	1986(A)
SURF CITY CROSSING	NC	5,260	-	(2,478)	2,782	-	2,782	-	2,782	-	2021(A)
THE SHOPPES AT CAVENESS FARMS	NC	5,470	-	21	5,470	21	5,491	-	5,491	-	2021(A)
WAKE FOREST CROSSING II - LAND ONLY	NC	520	-	-	520	-	520	-	520	-	2021(A)
WAKEFIELD COMMONS III	NC	6,506	-	(5,397)	787	322	1,109	321	788	-	2001(C)
WAKEFIELD CROSSINGS	NC	3,414	-	(3,277)	137	-	137	-	137	-	2001(C)
HILLSBOROUGH PROMENADE	NJ	11,887	-	(6,632)	5,006	249	5,255	130	5,125	-	2001(C)
JERICHO ATRIUM	NY	10,624	20,065	5,237	10,624	25,302	35,926	8,365	27,561	-	2016(A)
KEY BANK BUILDING	NY	1,500	40,487	(8,107)	669	33,211	33,880	22,784	11,096	-	2006(A)
MANHASSET CENTER (RESIDENTIAL)	NY	950	-	-	950	-	950	-	950	-	2012(A)
MERRY LANE (PARKING LOT)	NY	1,486	2	1,567	1,486	1,569	3,055	-	3,055	-	2007(A)
NORTHPORT LAND PARCEL	NY	-	14	82	-	96	96	12	84	-	2012(A)
MCMINNVILLE PLAZA	OR	4,062	-	478	4,062	478	4,540	-	4,540	-	2006(C)
1935 WEST GRAY	TX	780	-	14	780	14	794	-	794	-	2021(A)
2503 MCCUE, LLC	TX	-	2,287	-	-	2,287	2,287	1,082	1,205	-	2021(A)
NORTH TOWNE PLAZA - BROWNSVILLE	TX	1,517	-	295	1,517	295	1,812	8	1,804	-	2021(A)
RICHMOND SQUARE - PAD	TX	570	-	4	570	4	574	-	574	-	2021(A)
TEXAS CITY LAND	TX	1,000	-	-	1,000	-	1,000	-	1,000	-	2021(A)
WESTOVER SQUARE	TX	1,520	-	(665)	855	-	855	-	855	-	2021(A)
BLUE RIDGE	Various	12,347	71,530	(51,782)	3,513	28,582	32,095	20,990	11,105	-	2005(A)
BALANCE OF PORTFOLIO (4)	Various	1,907	65,127	(22,029)	-	45,013	45,013	5,232	39,781	-	
TOTALS		$ 4,232,117	$ 11,848,636	$ 2,857,041	$ 4,177,797	$ 14,759,997	$ 18,937,794	$ 3,842,869	$ 15,094,925	$ 353,945	

(1) The negative balance for costs capitalized subsequent to acquisition could include parcels/out-parcels sold, assets held-for-sale, provision for losses and/or demolition of part of a property for redevelopment.
(2) Includes fair market value of debt adjustments, net and deferred financing costs, net.

(3) Shopping center includes land held for development.
(4) Includes fixtures, leasehold improvements and other costs capitalized.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, building and leasehold improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The aggregate cost for Federal income tax purposes was approximately $17.5 billion at December 31, 2023.

The changes in total real estate assets for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Balance, beginning of period	$ 18,457,242	$ 18,052,271	$ 12,068,827
Additions during period:			
Acquisitions	208,001	542,789	5,765,363
Improvements	263,171	183,561	153,698
Transfers from unconsolidated joint ventures	166,490	-	785,334
Deductions during period:			
Sales and assets held-for-sale	(85,541)	(271,347)	(205,057)
Transfers to unconsolidated joint ventures	-	-	(433,829)
Adjustment for fully depreciated assets	(59,832)	(36,032)	(82,065)
Adjustment of property carrying values	(11,737)	(14,000)	-
Balance, end of period	$ 18,937,794	$ 18,457,242	$ 18,052,271

The changes in accumulated depreciation for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Balance, beginning of period	$ 3,417,414	$ 3,010,699	$ 2,717,114
Additions during period:			
Depreciation for year	492,434	493,075	378,416
Deductions during period:			
Sales and assets held-for-sale	(7,147)	(50,328)	(2,766)
Adjustment for fully depreciated assets/other	(59,832)	(36,032)	(82,065)
Balance, end of period	$ 3,842,869	$ 3,417,414	$ 3,010,699

Reclassifications:
Certain amounts in the prior period have been reclassified in order to conform with the current period's presentation.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2023
(in thousands)

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms (a)	Prior Liens	Original Face Amount of Mortgages	Carrying Amount of Mortgages (b)
Mortgage Loans:						
Retail						
Gresham, OR	8.00%	Apr-24	I	$ -	$ 25,000	$ 25,000
Apopka, FL	14.00%	Dec-24	I	-	11,211	11,211
Lynwood, CA	9.00%	Jun-25	I	-	16,463	16,463
Crystal Lake, IL (i)	10.50%	Nov-26	I	-	7,308	7,308
Jacksonville, FL	10.00%	Nov-26	I	-	15,000	15,000
San Antonio, TX	12.50%	Sep-27	I	-	21,500	16,359
Fairfax, VA	8.00%	May-29	I	-	14,000	14,000
Euless, TX	10.00%	Jun-29	I	-	19,600	19,600
Individually < 3% (c)	(d)	(e)	I	-	6,485	6,485
Nonretail						
Individually < 3% (f)	(g)	(h)	P&I	-	1,854	305
Other Financing Loans:						
Nonretail						
Borrower A	7.00%	Mar-31	P&I	-	397	314
Allowance for Credit losses:				-	-	(1,300)
				$ -	**$ 138,818**	**$ 130,745**

(a) I = Interest only; P&I = Principal & Interest.
(b) The aggregate cost for Federal income tax purposes was approximately $130.7 million as of December 31, 2023.
(c) Comprised of two separate loans with original loan amounts ranging from $3.1 million to $3.4 million.
(d) Interest rates range from 7.00% to 12.00%.
(e) Maturity dates range from May 2033 to October 2053.
(f) Comprised of two separate loans with original loan amounts ranging from $0.5 million to $1.9 million.
(g) Interest rates range from 6.88% to 7.41%.
(h) Maturity dates range from October 2026 to December 2030.
(i) There was an outstanding undrawn mortgage loan balance of $7.0 million as of December 31, 2023, for which the Company, as a lender, accrues interest at a rate of 0.5% per annum.
For a reconciliation of mortgage and other financing receivables from January 1, 2021 to December 31, 2023, see Footnote 11 of the Notes to the Consolidated Financial Statements included in this Form 10-K.

The Company reviews payment status to identify performing versus non-performing loans. As of December 31, 2023, the Company had a total of 13 loans, all of which are performing. The Company monitors the credit quality of its notes receivable on an ongoing basis and considers indicators of credit quality such as loan payment activity, the estimated fair value of the underlying collateral, the personal guarantees of the borrower and the prospects of the borrower.

The following table reconciles mortgage loans and other financing receivables from January 1, 2021 to December 31, 2023 (in thousands):

	2023	2022	2021
Balance at January 1,	$ 87,359	$ 73,102	$ 32,246
Additions:			
New mortgage and other loans (1)	43,519	75,063	55,307
Deductions:			
Loan repayments (2)	(35)	(60,211)	(13,646)
Collections of principal	(98)	(95)	(130)
Allowance for credit losses	-	(500)	(370)
Other adjustments	-	-	(305)
Balance at December 31,	$ 130,745	$ 87,359	$ 73,102

(1) During 2021, the Company acquired $13.4 million of mortgage loan receivables in connection with the merger with Weingarten.
(2) During 2022, the Company recognized $4.0 million of profit participation related to the repayment of a mortgage loan, which is included in Other income, net on the Company's Consolidated Statements of Income.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-269102) and Form S-8 (Nos. 333-238131, 333-85659, 333-167265, and 333-184776) of Kimco Realty Corporation of our report dated February 23, 2024 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2024

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-269102) of Kimco Realty OP, LLC of our report dated February 23, 2024 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2024

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 23, 2024

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 23, 2024

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 31.3

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 23, 2024

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 31.4

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 23, 2024

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 32.1

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2024

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 32.2

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2024

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 32.3

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 23, 2024

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 32.4

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 23, 2024

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 99.1

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
ARIZONA											
CHANDLER	RAINTREE RANCH CENTER		2021	129,822	98.5	MY SISTER'S CLOSET	15,533			WHOLE FOODS MARKET	60,000
MESA	MESA RIVERVIEW		2005	1,104,912	92.7	BASS PRO SHOPS OUTDOOR WORLD	170,000	HOME DEPOT	102,589	WALMART	208,000
MESA	RED MOUNTAIN GATEWAY		2021	75,128	98.9	BURLINGTON	29,781	ULTA	10,000	TARGET (4)	125,527
MESA	MONTE VISTA VILLAGE CENTER		2021	45,751	97.2	PETER PIPER PIZZA	10,000				
ORO VALLEY	ENTRADA DE ORO PLAZA		2021	88,665	91.0					WALMART NEIGHBORHOOD MARKET	45,163
PEORIA	NORTH VALLEY S.C.		2011	177,078	98.4	URBAN AIR	53,984	JOANN	40,734	TARGET (4)	151,457
PHOENIX	METRO SQUARE		1998	218,608	100.0	BURLINGTON	98,054	MICHAELS	23,190		
PHOENIX	PLAZA DEL SOL		1998	226,727	100.0	COSTCO	141,659	ROSS DRESS FOR LESS	24,390	RANCH MARKET (4)	103,909
PHOENIX	PLAZA @ MOUNTAINSIDE		1997	131,621	99.3					SAFEWAY	62,573
PHOENIX	VILLAGE CROSSROADS		2011	184,292	98.1	MICHAELS	25,666			WALMART	110,627
PHOENIX	CHRISTOWN SPECTRUM		2015	837,864	96.9	AMERICAN FURNITURE WAREHOUSE	149,609	HARKINS THEATRES	62,322	WALMART	251,361
PHOENIX	CAMELBACK VILLAGE SQUARE		2021	132,731	100.0	SKY ZONE	22,403			FRY'S FOOD & DRUG STORE	82,838
PHOENIX	SQUAW PEAK PLAZA		2021	61,102	100.0					SPROUTS FARMERS MARKET	32,725
PHOENIX	MADISON VILLAGE MARKETPLACE		2021	90,264	100.0					SAFEWAY	49,364
SCOTTSDALE	FOUNTAIN PLAZA		2021	112,055	100.0	DOLLAR TREE	12,000			FRY'S FOOD & DRUG STORE	63,805
SCOTTSDALE	SCOTTSDALE HORIZON		2021	153,739	97.4	CVS	16,853			SAFEWAY	55,255
SCOTTSDALE	DESERT VILLAGE		2021	101,685	98.7	CVS	16,856	MY SISTER'S CLOSET	12,114	AJ'S FINE FOOD	26,381
SCOTTSDALE	SCOTTSDALE WATERFRONT		2021	93,334	100.0	MOUNTAINSIDE FITNESS EXECUTIVE CLUB	15,238	URBAN OUTFITTERS	11,144		
SCOTTSDALE	CAMELBACK MILLER PLAZA		2021	144,427	98.5	TJ MAXX	34,255	PETSMART	28,033	SPROUTS FARMERS MARKET	28,500
SCOTTSDALE	THE SUMMIT AT SCOTTSDALE	OIP	2021	190,493	99.3	OFFICEMAX	15,147	CVS	13,813	SAFEWAY	64,500
SUN CITY	BELL CAMINO CENTER		2012	107,680	98.6	CVS	24,519			SAFEWAY	45,121
TEMPE	COLLEGE PARK S.C. - TEMPE		2011	62,285	33.7						
TEMPE	BROADWAY MARKETPLACE		2021	82,507	98.4	OFFICEMAX	29,331	ACE HARDWARE	16,235		
TEMPE	PUEBLO ANOZIRA		2021	156,441	96.6	PETCO	15,000	DOLLAR TREE	11,524	FRY'S FOOD & DRUG STORE	61,143
TUCSON	SHOPPES AT BEARS PATH		2021	43,838	81.3						
TUCSON	MADERA VILLAGE		2021	96,697	95.8	WORKOUT ANYTIME	14,000	DOLLAR TREE	10,800	SAFEWAY	40,723
CALIFORNIA					-						
ALHAMBRA	COSTCO PLAZA - ALHAMBRA		1998	182,073	96.6	JOANN	13,472			COSTCO	157,019
ANAHEIM	ANAHEIM PLAZA		2021	342,245	98.5	CRUNCH FITNESS	42,250	ROSS DRESS FOR LESS	27,200	EL SUPER/SMART & FINAL	84,087
ANAHEIM	BROOKHURST CENTER		2016	154,465	87.0	BLINK FITNESS	16,310	U.S. POSTAL SERVICE	11,156	RALPH'S	45,000
ANAHEIM	SYCAMORE PLAZA	PRU	2006	105,338	100.0	HARBOR FREIGHT TOOLS	17,459	DOLLAR TREE	10,797	STATER BROTHERS	37,440
BELLFLOWER	LAKEWOOD PLAZA		2014	113,233	92.3	BEST BUY	64,039	PLANET FITNESS	29,025		
BELLFLOWER	CENTERWOOD PLAZA		2021	75,486	100.0	DOLLAR TREE	10,000			SUPERIOR GROCERS	30,800
BENICIA	SOUTHAMPTON CENTER		2021	162,026	95.3	ACE HARDWARE	13,923			RALEY'S	60,000
CARLSBAD	NORTH COUNTY PLAZA		2014	158,431	68.8	MARSHALLS	27,000	DOLLAR TREE	16,610		
CARMICHAEL	MADISON PLAZA		1998	212,754	100.0	HOME DEPOT	110,861	ROSS DRESS FOR LESS	21,890	WALMART NEIGHBORHOOD MARKET	44,257
CASTRO VALLEY	580 MARKET PLACE		2021	100,097	100.0	24 HOUR FITNESS	14,335			SAFEWAY	36,110
CHICO	CHICO CROSSROADS		2008	244,950	84.8	EVANS FURNITURE GALLERIES	38,250	BARNES & NOBLE	24,894	FOOD MAXX	54,239
CHINO HILLS	LABAND VILLAGE S.C.		2008	73,352	98.5					STATER BROTHERS	43,235
CHINO HILLS	CHINO HILLS MARKETPLACE		2021	310,612	96.0	24 HOUR FITNESS	35,000	RITE AID	23,830	SMART & FINAL	47,616
COLMA	280 METRO CENTER		2015	227,829	94.4	MARSHALLS	32,000	ASHLEY FURNITURE HOMESTORE	30,809		
CORONA	CORONA HILLS PLAZA		1998	489,151	99.2	COSTCO	114,112	HOME DEPOT	100,000	99 RANCH MARKET (4)	42,630
COVINA	COVINA TOWN SQUARE	KIR	2000	277,782	99.5	LOWE'S HOME CENTER	111,348	SKYZONE	25,608	ALDI	17,508
CUPERTINO	CUPERTINO VILLAGE (3)		2006	126,296	88.5					99 RANCH MARKET	29,657
DALY CITY	WESTLAKE S.C.		2002	555,171	92.0	HOME DEPOT	109,000	ROSS DRESS FOR LESS	39,050	SAFEWAY	57,817
DUBLIN	DUBLIN RETAIL CENTER	PRU	2006	155,028	99.6	MARSHALLS	32,000	ROSS DRESS FOR LESS	31,060	H MART	35,787
EL CAJON	RANCHO SAN DIEGO	CPP	2010	98,316	91.6	RITE AID	27,642	ROSS DRESS FOR LESS	24,000		
ELK GROVE	BEL AIR VILLAGE S.C.	PRU	2006	137,035	97.9	24 HOUR FITNESS	22,000			BEL AIR MARKET	56,435
ENCINITAS	EL CAMINO PROMENADE		2021	128,740	97.8	TJ MAXX	26,943	BURLINGTON	24,190		

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
ESCONDIDO	DEL NORTE PLAZA	PRU	2006	223,203	94.7	LA FITNESS	40,000	ROSS DRESS FOR LESS	24,729	VONS	40,000
FREEDOM	FREEDOM CENTRE		2021	150,865	97.7	BIG LOTS	34,169	RITE AID	21,440	SAFEWAY	55,747
FREMONT	FREMONT HUB	PRU	2007	504,666	82.6	MARSHALLS	30,028	ROSS DRESS FOR LESS	30,000	SAFEWAY	54,741
FREMONT	BROOKVALE S.C.		2021	129,916	100.0	CVS	24,437	PLANET FITNESS	24,145	SAVE MART	48,000
FREMONT	GATEWAY PLAZA		2021	192,104	81.9	CINELOUNGE FREMONT 7	25,988			RALEY'S	62,418
GARDENA	GARDENA GATEWAY CENTER	PRU	2006	65,987	100.0	DAISO JAPAN	19,300			99 RANCH MARKET	22,000
HAYWARD	CREEKSIDE CENTER		2016	80,911	90.7	99 CENTS ONLY	29,300			LAS MONTANAS SUPERMARKET	23,334
HUNTINGTON BEACH	MARINA VILLAGE		2006	148,805	97.8	CVS	20,120	CRUNCH FITNESS	16,609	VONS	40,800
LA MIRADA	LA MIRADA THEATER CENTER		1998	264,513	97.7	UFC GYM	45,388	U.S. POSTAL SERVICE	26,577	ALBERTSONS (4)	47,199
LA VERNE	LA VERNE TOWNE CENTER		2014	226,872	95.3	MARSHALLS	27,764	STAPLES	15,661	TARGET	114,732
LINCOLN	LINCOLN HILLS TOWN CENTER		2015	116,409	95.7	CVS	23,077			SAFEWAY	55,342
LIVERMORE	PLAZA 580 S.C.	PRU	2006	104,165	95.2	ROSS DRESS FOR LESS	24,000	DOLLAR TREE	12,061	TARGET (4)	112,739
LOS ANGELES	KENNETH HAHN PLAZA		2010	151,160	99.4	DD'S DISCOUNTS	22,041	RITE AID	18,160	RALPH'S/FOOD 4 LESS	38,950
LOS ANGELES	VERMONT-SLAUSON S.C.	PRU	2006	161,900	99.1	ROSS DRESS FOR LESS	29,356	CVS	25,487	SUPERIOR GROCERS	34,420
LOS ANGELES	8000 SUNSET STRIP S.C.		2021	168,554	84.2	CRUNCH FITNESS	33,329	LANDMARK THEATRES	24,693	TRADER JOE'S	13,860
MONTEBELLO	MONTEBELLO TOWN SQUARE	KIR	2000	251,489	100.0	ALTAMED	105,000	BIG LOTS	46,270		
NAPA	SOUTH NAPA MARKET PLACE		2006	348,604	100.0	TARGET	116,000	HOME DEPOT	100,238	RALEY'S	60,890
NORTHRIDGE	PLAZA DI NORTHRIDGE		2005	163,941	86.0	DSW SHOE WAREHOUSE	32,400	BURLINGTON	24,053	SUPER KING MARKET	39,348
NOVATO	NOVATO FAIR S.C.		2009	133,485	97.6	RITE AID	24,769	DOLLAR TREE	15,708	SAFEWAY	51,199
OCEANSIDE	EL CAMINO NORTH	PRU	2006	353,004	94.4	AMERICAN FREIGHT - APPLIANCE FURNITURE MATTRESS	38,902	ROSS DRESS FOR LESS	30,000		
OCEANSIDE	FIRE MOUNTAIN CENTER	PRU	2006	93,810	97.2	LAMPS PLUS	11,000			TRADER JOE'S	12,881
PACIFICA	LINDA MAR S.C.		2014	168,231	94.0	ROSS DRESS FOR LESS	24,246	RITE AID	19,085	SAFEWAY	45,892
POWAY	POWAY CITY CENTRE (3)		2005	99,135	92.2	HOMEGOODS	26,210	ROSS DRESS FOR LESS	21,830		
REDWOOD CITY	REDWOOD CITY PLAZA		2009	45,870	100.0	OUTDOOR SUPPLY HARDWARE	42,509			COSTCO (4)	132,067
ROSEVILLE	STANFORD RANCH		2014	188,493	97.4	DICK'S SPORTING GOODS	55,377	ROSS DRESS FOR LESS	27,471	SPROUTS FARMERS MARKET (2)	36,041
ROSEVILLE	CROCKER RANCH		2015	81,171	94.0					SAFEWAY	55,146
SAN DIEGO	VISTA BALBOA CENTER	KIR	2000	117,410	93.9	24 HOUR FITNESS	66,851			H MART	38,359
SAN DIEGO	MORENA PLAZA	CPP	2010	412,674	100.0	PRICE SELF STORAGE	120,962	COSTCO REGIONAL OFFICE	50,000	COSTCO	153,095
SAN DIEGO	CARMEL MOUNTAIN PLAZA		2009	35,000	100.0	COSTCO	10,600			COSTCO (4)	133,087
SAN DIEGO	LOMA SQUARE	PRU	2006	205,853	96.0	TJ MAXX	31,152	HOMEGOODS	30,619	SPROUTS FARMERS MARKET	19,225
SAN DIEGO	BLACK MOUNTAIN VILLAGE		2007	48,169	100.0					NAMASTE PLAZA INDIAN SUPERMARKET	10,439
SAN DIEGO	RANCHO PENASQUITOS TOWNE CTR.		2015	156,775	94.8					VONS	39,981
SAN DIEGO	CITY HEIGHTS CENTER		2012	108,741	94.8					ALBERTSONS	66,284
SAN DIEGO	FASHION VALLEY S.C.	OJV	2007	225,919	100.0	NORDSTROM	225,919				
SAN JOSE	STEVENS CREEK CENTRAL S.C.		2021	210,666	100.0	MARSHALLS	36,139	TOTAL WINE & MORE	25,653	SAFEWAY	59,139
SAN JOSE	CAMBRIAN PARK PLAZA (3)		2021	58,939	100.0	DOLLAR TREE	30,000				
SAN JOSE	SILVER CREEK PLAZA		2021	131,821	99.8	WALGREENS	16,000			SPROUTS FARMERS MARKET	30,130
SAN LEANDRO	FASHION FAIRE PLACE	PRU	2006	95,255	94.9	ROSS DRESS FOR LESS	26,706	MICHAELS	19,020		
SAN LEANDRO	GREENHOUSE MARKETPLACE		2021	142,598	82.5	JOANN	25,000	99 CENTS ONLY	23,700	SAFEWAY (4)	44,692
SAN MARCOS	RANCHO SAN MARCOS VILLAGE (3)		2021	111,083	96.9	PLANET FITNESS	24,100	DOLLAR TREE	12,620	ALDI	21,687
SAN MARCOS	SAN MARCOS PLAZA		2021	34,880	79.0					ALBERTSONS (4)	44,296
SAN RAMON	MAGNOLIA SQUARE S.C.	KIR	1999	46,147	94.7	ULTA	10,709	PETCO	10,000		
SANTA ANA	HOME DEPOT PLAZA - SANTA ANA		1998	134,400	100.0	HOME DEPOT	134,400				
SANTA ROSA	FULTON MARKET PLACE		2005	102,478	91.1	ACE HARDWARE	12,100			RALEY'S	60,913
SANTA ROSA	STONY POINT PLAZA		2021	194,569	99.5	ROSS DRESS FOR LESS	28,106	GOODWILL INDUSTRIES	27,895	FOOD MAXX	57,897
SANTEE	SANTEE TROLLEY SQUARE		2015	312,754	97.7	24 HOUR FITNESS	36,000	MARKET BY MACYS	30,000	TARGET (4)	126,587
TEMECULA	PALM PLAZA S.C.	KIR	1999	342,000	90.3	AT HOME	86,479	TEMEKU CINEMAS	29,650	FOOD 4 LESS	52,640
TEMECULA	REDHAWK TOWNE CENTER	CPP	2010	519,018	100.0	WALMART	221,639	KOHL'S	88,728	SPROUTS FARMERS MARKET	25,647
TORRANCE	TORRANCE PROMENADE	KIR	2000	270,749	96.5	BURLINGTON	43,595	UFC GYM	42,575	TRADER JOE'S	10,004
TRUCKEE	TRUCKEE CROSSROADS		2006	26,553	90.7					SAVE MART (4)	29,572
TRUCKEE	GATEWAY AT DONNER PASS		2015	81,449	90.4					SAFEWAY	40,300
TUSTIN	LARWIN SQUARE S.C.		2006	193,415	92.7	RITE AID	19,072	CRUNCH FITNESS	16,520	HAGGEN (2)	41,430
TUSTIN	TUSTIN HEIGHTS S.C.		2006	137,287	100.0	MICHAELS	22,364	PETCO	11,550	RALPH'S	36,400
TUSTIN	THE DISTRICT @ TUSTIN LEGACY	OJV	2018	687,683	93.7	TARGET	134,639	AMC THEATRES	68,159	WHOLE FOODS MARKET	60,550
UPLAND	MOUNTAIN SQUARE	PRU	2006	273,149	98.1	HOME DEPOT	98,064	HOBBY LOBBY	63,748		

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
VALENCIA	GRANARY SQUARE	PRU	2006	143,070	87.7	CVS	25,500			RALPH'S	45,579
WESTMINSTER	PAVILIONS PLACE (3)	PRU	2006	200,449	98.1	HOWARD'S APPLIANCES & FLAT SCR	17,962			H MART	69,445
WESTMINSTER	WESTMINSTER CENTER		2021	417,567	99.2	HOME DEPOT	102,220	REGENCY THEATRES	35,000	ALBERTSONS	50,000
WHITTIER	WHITTWOOD TOWN CENTER		2017	681,420	98.4	TARGET	141,900	SEARS	137,985	VONS	51,011
WINDSOR	LAKEWOOD VILLAGE		2014	126,208	94.0	CVS	19,950			SAFEWAY	52,610
COLORADO											
ARVADA	NORTHRIDGE S.C. – ARVADA		2013	144,315	89.0					TARGET (4)	128,000
AURORA	VILLAGE ON THE PARK		1998	158,303	93.1	ROSS DRESS FOR LESS	30,187	TJ MAXX	28,140		
AURORA	QUINCY PLACE S.C.		1998	42,977	95.1					KING SOOPERS (4)	56,959
AURORA	EAST BANK S.C. (3)		1998	59,026	94.6						
DENVER	WEST 38TH STREET S.C.		1998	18,405	100.0					LOCAVORE	18,405
DENVER	LOWRY TOWN CENTER		2021	62,603	98.1					SAFEWAY (4)	53,208
EDGEWATER	EDGEWATER MARKETPLACE		2021	144,553	100.0	ACE HARDWARE	18,800			KING SOOPERS	76,560
ENGLEWOOD	ENGLEWOOD PLAZA (3)		1998	18,440	100.0						
GREELEY	GREELEY COMMONS		2012	138,818	93.8	BURLINGTON	27,974	MICHAELS	21,323	SPROUTS FARMERS MARKET	21,236
HIGHLANDS RANCH	HIGHLANDS RANCH S.C.		2011	208,092	94.8	ACE HARDWARE	33,450	TJ MAXX	30,000	KING SOOPERS (4)	77,696
LAKEWOOD	HERITAGE WEST S.C.		1998	82,581	96.8					SAFEWAY	49,788
LITTLETON	MARKET AT SOUTHPARK		2011	191,268	100.0	PLANET FITNESS	25,267	ARC THRIFT STORES	19,831	KING SOOPERS	64,532
PARKER	CROSSING AT STONEGATE		2021	120,502	100.0					KING SOOPERS	65,972
SHERIDAN	RIVER POINT AT SHERIDAN		2021	333,368	98.9	REGAL CINEMAS	55,455	CONN'S HOMEPLUS	42,485	COSTCO (4)	152,000
CONNECTICUT											
BRANFORD	BRANHAVEN PLAZA	KIR	2000	190,738	93.3	KOHL'S	86,830	FIVE BELOW	10,284	BIG Y	46,669
DANBURY	NEWTOWN S.C.		2014	136,209	100.0	MARSHALLS	30,954			WALMART	105,255
FARMINGTON	WEST FARM S.C.		1998	210,305	100.0	BURLINGTON	51,240	NORDSTROM RACK	35,834		
HAMDEN	HAMDEN MART		2016	345,679	96.8	WALMART	89,750	BOB'S STORES	49,133	ALDI	19,927
NORTH HAVEN	HOME DEPOT PLAZA - NORTH HAVEN		1998	338,666	99.4	HOME DEPOT	111,500	DICK'S SPORTING GOODS	48,265	BJ'S WHOLESALE CLUB	109,920
WILTON	WILTON RIVER PARK S.C.		2012	131,630	69.3					STOP & SHOP	46,764
DELAWARE											
WILMINGTON	BRANDYWINE COMMONS II		2014	165,792	100.0	BURLINGTON	42,443	RAYMOUR & FLANIGAN FURNITURE	36,000	SHOPRITE	58,236
FLORIDA											
ALTAMONTE SPRINGS	RENAISSANCE CENTRE		1998	192,090	100.0	PGA TOUR SUPERSTORE	38,292	DSW SHOE WAREHOUSE	23,990	WHOLE FOODS MARKET	40,000
BOCA RATON	BOCA LYONS PLAZA		2021	117,597	99.0	ROSS DRESS FOR LESS	33,575	DOLLAR TREE	10,000	AROMA MARKET	16,484
BOCA RATON	CAMINO SQUARE		1967	0							
BOYNTON BEACH	BOYNTON WEST S.C.	KIR	1999	195,786	100.0	BEALLS	103,479	BURLINGTON	51,195		
BRANDON	PLAZA AT BRANDON TOWN CENTER	KIR	2001	143,785	100.0	BOWLERO	40,000	ROSS DRESS FOR LESS	25,106	TARGET (4)	107,648
CAPE CORAL	SHOPS AT SANTA BARBARA		2015	42,030	100.0						
CAPE CORAL	CORAL POINTE S.C.		2015	125,108	98.4	ROSS DRESS FOR LESS	32,265	STAPLES	20,347	PUBLIX	44,684
CLEARWATER	CURLEW CROSSING S.C.		2005	112,188	97.2	JOANN	49,865	STAPLES	17,055		
CLEARWATER	COUNTRYSIDE CENTRE		2021	248,348	94.9	DICK'S SPORTING GOODS	54,563	TJ MAXX	30,107		
CLEARWATER	SUNSET POINT 19 S.C.		2021	267,819	99.9	HOBBY LOBBY	55,000	SCANDINAVIAN DESIGNS	33,330	SPROUTS FARMERS MARKET	31,998
CLERMONT	CLERMONT LANDING	OJV	2021	178,301	96.6	ROSS DRESS FOR LESS	30,187	TJ MAXX	26,000		
COOPER CITY	EMBASSY LAKES		2021	131,751	80.2	DOLLAR TREE	11,126			BRAVO SUPERMARKET	46,328
CORAL SPRINGS	CORAL SQUARE PROMENADE		1994	55,089	100.0	BIG LOTS	33,517				
CORAL SPRINGS	MAPLEWOOD PLAZA		1997	86,342	100.0	TJ MAXX	29,500	DISCOVERY CLOTHING CO.	15,000		
DANIA BEACH	DANIA POINTE		2016	740,714	86.2	BRANDSMART USA	91,347	REGAL CINEMAS	63,531	SPROUTS FARMERS MARKET	29,645
DEERFIELD BEACH	SHOPPES AT DEERFIELD		2021	409,530	89.6	BURLINGTON	35,004	TJ MAXX	30,481	PUBLIX	42,112
FORT LAUDERDALE	CYPRESS CREEK STATION		2009	229,034	83.6	REGAL CINEMAS	52,936	LA FITNESS	48,479		
HOLLYWOOD	OAKWOOD PLAZA NORTH		2016	898,913	98.5	HOME DEPOT	142,280	BJ'S WHOLESALE CLUB	120,251	NET COST MARKET	24,950
HOLLYWOOD	HOLLYWOOD HILLS PLAZA	OIP	2021	377,543	99.2	TARGET	119,454	CHEWY.COM	100,928	PUBLIX	42,112
HOMESTEAD	HOMESTEAD TOWNE SQUARE	OJV	1972	205,614	100.0	MARSHALLS	29,575	HOMEGOODS	23,500	PUBLIX	56,077
HOMESTEAD	HOMESTEAD-WACHTEL LAND LEASE		1972	3,600	100.0					PUBLIX (4)	56,077
JACKSONVILLE	RIVERPLACE S.C.		2010	257,566	97.1	HOMESENSE	36,000	AMERICAN FREIGHT - APPLIANCE FURNITURE MATTRESS	28,020		
JACKSONVILLE	ARGYLE VILLAGE		2021	306,506	100.0	SERVICE MERCHANDISE	50,000	JO ANN'S	48,945	PUBLIX	51,420
JACKSONVILLE	ATLANTIC WEST	OJV	2021	92,268	100.0	TJ MAXX	28,000	HOMEGOODS	18,021	WALMART (4)	206,265
JACKSONVILLE	KERNAN VILLAGE	OJV	2021	85,158	94.8	ROSS DRESS FOR LESS	30,187	PETCO	15,000	WALMART (4)	206,265
KEY LARGO	TRADEWINDS S.C.	KIR	2000	162,603	95.8	BEALLS OUTLET	14,571			PUBLIX	48,555
LAKELAND	MERCHANTS WALK		2001	236,522	99.2	HOBBY LOBBY	53,271	ROSS DRESS FOR LESS	30,846		
LARGO	CENTER AT MISSOURI AVENUE		1968	131,067	98.9	OLD TIME POTTERY	58,374	UFC GYM	25,121	ALDI	20,800

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
LARGO	TRI-CITY PLAZA		1992	221,429	99.3	LA FITNESS	33,490	BURLINGTON	30,302	PUBLIX	42,112
LARGO	LARGO PLAZA		2021	375,649	96.0	BEALLS	35,550	REGAL CINEMAS	29,224	PUBLIX (4)	120,180
LAUDERHILL	FT. LAUDERDALE PLAZA		1974	181,576	98.0	BURLINGTON	44,450	STAPLES	23,500	FESTIVAL SUPERMARKET	22,772
MARATHON	MARATHON S.C.		2013	107,756	89.7	SURF STYLE	53,929			WINN-DIXIE	38,400
MELBOURNE	NASA PLAZA		1968	168,737	99.5	RADIAL	69,900	WALGREENS	15,525		
MIAMI	GROVE GATE S.C.		1968	107,000	100.0	HOME DEPOT	105,154			MILAM'S MARKET	10,947
MIAMI	CORAL WAY PLAZA	OJV	1965	74,148	100.0	YOUFIT HEALTH CLUBS	30,000			FRESCO Y MAS (4)	55,944
MIAMI	CORAL WAY PLAZA	OJV	2003	87,305	100.0	ORCHARD SUPPLY HARDWARE	29,111			FRESCO Y MAS	55,944
MIAMI	CORAL WAY PLAZA	OJV	2016	1,615	100.0					FRESCO Y MAS (4)	55,944
MIAMI	MILLER ROAD S.C.		1986	86,109	100.0	WALGREENS	14,468			PUBLIX	46,810
MIAMI	SOUTH MIAMI S.C.		1995	64,007	83.9	PETCO	22,418	PARTY CITY	15,611		
MIAMI	KENDALE LAKES PLAZA		2009	293,001	100.0	KMART	114,000	HOBBY LOBBY	40,000		
MIAMI	MILLER WEST PLAZA		2015	63,563	100.0					PUBLIX	44,271
MIAMI	CORSICA SQUARE S.C.		2015	60,280	100.0					PUBLIX	45,600
MIAMI	FLAGLER PARK PLAZA		2007	355,051	98.4	BURLINGTON	29,953	YOUFIT HEALTH CLUBS	24,757	PUBLIX	56,000
MIAMI	PARK HILL PLAZA		2011	110,169	100.0	LITTLE VILLAGE LEARNING CENTER	10,000			FRESCO Y MAS	34,890
MIAMI	WINN DIXIE - MIAMI		2013	61,837	100.0					WINN-DIXIE	61,837
MIAMI	TJ MAXX PLAZA		2021	161,429	99.2	TJ MAXX	32,800	DOLLAR TREE	10,000	FRESCO Y MAS	36,434
MIAMI	PALMS AT TOWN & COUNTRY		2021	658,954	94.7	KOHL'S	88,709	MARSHALLS/HOMEGOODS	50,877	PUBLIX	39,795
MIAMI	TAMIAMI TRAIL SHOPS	OIP	2021	110,952	97.4	CANO HEALTH	11,234	CVS	10,356	PUBLIX	42,112
NORTH MIAMI BEACH	IVES DAIRY CROSSING		1985	108,795	97.2	WALGREENS	15,930			PUBLIX	51,420
OAKLAND PARK	NORTHRIDGE S.C. – OAKLAND PARK	OIP	2021	234,199	96.9	ROSS DRESS FOR LESS	29,561	YOUFIT HEALTH CLUBS	28,752	PUBLIX	44,123
ORLANDO	BAYHILL PLAZA	KIR	2000	189,148	100.0	FITNESS CF	56,000	PGA TOUR SUPERSTORE	50,239	SPROUTS FARMERS MARKET	26,556
ORLANDO	SODO S.C.		2008	179,074	97.0	LA FITNESS	49,875	TJ MAXX	26,843	TARGET (4)	184,782
ORLANDO	MILLENIA PLAZA		2009	156,061	100.0	MARSHALLS	30,027	HOMEGOODS	24,991	TARGET (4)	187,166
ORLANDO	GRAND OAKS VILLAGE		2011	86,269	97.9					THE FRESH MARKET	18,400
ORLANDO	PHILLIPS CROSSING		2021	145,644	98.6	MICHAELS	21,012	GOLF GALAXY	16,375	WHOLE FOODS MARKET	52,549
ORLANDO	COLONIAL PLAZA		2021	492,075	98.3	HOBBY LOBBY	53,065	CONN'S HOMEPLUS	42,780	SPROUTS FARMERS MARKET	23,000
ORLANDO	THE MARKETPLACE AT DR PHILLIPS	OIP	2021	326,729	85.9	HOMEGOODS	25,512	HOMESENSE	23,186	PUBLIX	64,850
OVIEDO	RIVERSIDE LANDINGS		2015	78,093	100.0					PUBLIX	44,270
PEMBROKE PINES	PEMBROKE COMMONS	OIP	2021	303,127	100.0	CONN'S HOMEPLUS	40,000	LA FITNESS	39,850	PUBLIX	65,537
PEMBROKE PINES	FLAMINGO PINES	OIP	2021	131,664	92.1					PUBLIX	55,000
PENSACOLA	UNIVERSITY TOWN CENTER		2011	101,377	94.5					PUBLIX	61,389
PLANTATION	PLANTATION COMMONS		2017	60,414	100.0					ENSON MARKET	41,440
PLANTATION	VIZCAYA SQUARE		2021	110,081	96.2					WINN-DIXIE	54,307
POMPANO BEACH	POMPANO POINTE S.C.		2012	77,352	100.0	HOMEGOODS	20,280	ULTA	11,224	WHOLE FOODS MARKET	40,100
SAINT PETERSBURG	OAK TREE PLAZA		1968	118,574	86.8	OLLIE'S BARGAIN OUTLET	45,871	YOUFIT HEALTH CLUBS	22,000		
SARASOTA	TUTTLEBEE PLAZA		2008	100,237	100.0	TJ MAXX	29,825	OFFICEMAX	23,800		
SEA RANCH LAKES	SEA RANCH CENTRE		2021	90,956	96.2	CVS	14,273	DOLLAR TREE	10,000	PUBLIX	28,606
TALLAHASSEE	VILLAGE COMMONS S.C.		1998	190,811	99.3	TOTAL WINE & MORE	31,920	HOMEGOODS	24,471	THE FRESH MARKET	22,300
TAMPA	THE PLAZA AT CITRUS PARK	KIR	2001	340,000	96.2	BEST BUY	46,121	JOANN	45,965		
TAMPA	CARROLLWOOD COMMONS		1997	206,564	96.6	AMERICAN SIGNATURE	49,106	ROSS DRESS FOR LESS	26,250	SPROUTS FARMERS MARKET	27,000
TAMPA	MISSION BELL S.C.		2004	197,181	100.0	LOWE'S HOME CENTER	167,000				
WELLINGTON	WELLINGTON GREEN COMMONS		2021	120,556	97.9					WHOLE FOODS MARKET	49,979
WELLINGTON	VILLAGE GREEN CENTER		2021	70,240	100.0					TRADER JOE'S	12,500
WEST PALM BEACH	BELMART PLAZA		2014	66,440	89.0					PUBLIX	28,800
WEST PALM BEACH	MCDONALD'S - BELVEDERE PLAZA		1997	3,787	100.0					PUBLIX (4)	28,800
WINTER PARK	WINTER PARK CORNERS		2021	95,211	100.0	ORANGE COUNTY, FLORIDA	10,500			SPROUTS FARMERS MARKET	30,348
GEORGIA											
ACWORTH	LAKESIDE MARKETPLACE		2021	137,498	98.5	ROSS DRESS FOR LESS	30,222	MICHAELS	23,921	TARGET (4)	169,120
ATLANTA	EMBRY VILLAGE		2008	206,570	97.9	PLANET FITNESS	19,838	MR. CUE'S BILLIARDS & BURGERS	14,870	KROGER	102,877
ATLANTA	PERIMETER EXPO		2016	175,835	100.0	ONELIFE FITNESS	53,851	MARSHALLS	36,598		
ATLANTA	PERIMETER VILLAGE		2021	373,621	97.0	HOBBY LOBBY	40,000	DSW SHOE WAREHOUSE	19,920	WALMART	183,500
ATLANTA	CAMP CREEK MARKETPLACE II		2021	196,283	100.0	AMERICAN SIGNATURE	50,134	LA FITNESS	45,000		
ATLANTA	PUBLIX AT PRINCETON LAKES	OIP	2021	68,407	100.0					PUBLIX	45,600
DECATUR	NORTH DECATUR STATION	OIP	2021	88,779	100.0					WHOLE FOODS MARKET	35,097
DULUTH	RIVERWALK MARKETPLACE		2015	78,025	100.0					WHOLE FOODS MARKET	70,125
GRAYSON	GRAYSON COMMONS		2021	76,581	100.0					KROGER	46,581

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
JOHNS CREEK	MARKET AT HAYNES BRIDGE		2008	130,390	94.7					KROGER	62,000
LAWRENCEVILLE	LAWRENCEVILLE MARKET		2013	285,656	100.0	HOBBY LOBBY	67,400	AMC THEATRES	65,442	TARGET (4)	116,400
PEACHTREE CITY	BRAELINN VILLAGE		2014	266,005	66.9					KROGER	108,127
POWDER SPRINGS	BROWNSVILLE COMMONS		2021	27,747	84.1					KROGER (4)	54,166
ROSWELL	ROSWELL CORNERS		2021	145,496	100.0	TJ MAXX	30,000			THE FRESH MARKET	23,923
ROSWELL	ROSWELL CROSSING		2021	192,647	98.4	PIKE FAMILY NURSERIES	45,116	OFFICEMAX	23,500	TRADER JOE'S	11,606
IOWA											
CLIVE	CLIVE PLAZA		1996	90,000	100.0	KMART	90,000				
ILLINOIS											
CHAMPAIGN	PINETREE PLAZA	KIR	2001	111,720	100.0	BEST BUY	45,350	ROSS DRESS FOR LESS	30,247		
GLENVIEW	PLAZA DEL PRADO		2017	141,721	95.6					JEWEL OSCO	59,171
SKOKIE	SKOKIE POINTE		1997	62,983	100.0	MARSHALLS	30,406	OLD NAVY	28,049	JEWEL OSCO (4)	70,630
VERNON HILLS	HAWTHORN HILLS SQUARE S.C.		2012	192,624	95.4	DICK'S SPORTING GOODS	54,997	PETSMART	27,518		
INDIANA											
GREENWOOD	GREENWOOD S.C.		1970	217,876	100.0	BIG LOTS	47,000	MARSHALLS/HOMEGOODS	42,000	FRESH THYME FARMERS MARKET	29,979
KENTUCKY											
LOUISVILLE	FESTIVAL ON JEFFERSON COURT		2021	169,783	98.5	NADIA BEAUTY SUPPLY	19,200	PARTY CITY	14,420	KROGER	59,976
MASSACHUSETTS											
BRIGHTON	WASHINGTON ST. PLAZA		2014	27,550	73.9					WHOLE FOODS MARKET	20,350
CAMBRIDGE	MEMORIAL PLAZA		2014	62,555	100.0	MICRO CENTER	41,724			TRADER JOE'S	11,065
CHATHAM	MAIN ST. PLAZA		2014	24,432	100.0	OCEAN STATE JOB LOT	24,432				
DORCHESTER	MORRISSEY PLAZA		2014	84,470	100.0	FLOOR & DECOR	84,470				
EVERETT	GLENDALE SQUARE		2014	41,278	100.0	WALGREENS	14,707				
FALMOUTH	FALMOUTH PLAZA		2014	88,976	74.6	STAPLES	24,652	PLANET FITNESS	12,368		
FRAMINGHAM	WAVERLY PLAZA		2014	26,482	100.0					AJ SEABRA SUPERMARKET	9,615
HYANNIS	FESTIVAL AT HYANNIS S.C.		2014	231,883	96.2	HOBBY LOBBY	46,932	HOMEGOODS	24,904	SHAW'S SUPERMARKET	54,712
MEDFORD	FELLSWAY @ 630		2014	56,215	100.0	LOWE'S OUTLET	22,478			ALDI	21,952
QUINCY	NORTH QUINCY PLAZA		2014	80,510	92.3	MING SEAFOOD RESTAURANT CORP.	14,247			99 RANCH MARKET	55,087
QUINCY	ADAMS PLAZA		2014	24,469	100.0	WALGREENS	12,607				
REVERE	BROADWAY PLAZA		2014	15,272	100.0	WALGREENS	15,272				
SALEM	PARADISE PLAZA		2014	48,587	90.2	STAPLES	17,001				
SWAMPSCOTT	VINNIN SQUARE PLAZA		2014	63,975	100.0	CVS	11,060	PETCO	10,250		
WAKEFIELD	NORTH AVE. PLAZA		2014	15,984	100.0	MG FITNESS	15,984				
WALTHAM	LINDEN PLAZA		2014	24,284	100.0	PETCO	13,650				
WOBURN	WASHINGTON ST. S.C.		2014	123,681	100.0	KOHL'S	93,705	ULTA	10,483		
WORCESTER	MILL ST. PLAZA		2014	66,281	100.0	HARBOR FREIGHT TOOLS	18,859	DOLLAR TREE	10,541	ASIAN SUPERMARKET	21,521
MARYLAND											
BALTIMORE	FULLERTON PLAZA		2014	158,422	100.0	LA FITNESS	34,000			WEIS MARKETS	67,520
BALTIMORE	INGLESIDE S.C.		2014	114,045	89.6	DOLLAR TREE	10,000			SAFEWAY	54,200
BALTIMORE	WILKENS BELTWAY PLAZA		2014	90,299	100.0					GIANT FOOD	55,108
BALTIMORE	YORK ROAD PLAZA		2014	90,903	94.9					GIANT FOOD	56,892
BALTIMORE	PUTTY HILL PLAZA		2013	90,777	96.1					GIANT FOOD	43,136
BEL AIR	GREENBRIER S.C.		2014	130,193	97.0	CVS	10,125	DOLLAR TREE	10,000	SAFEWAY	55,032
CLARKSVILLE	RIVER HILL VILLAGE CENTER		2014	105,907	100.0					GIANT FOOD	62,943
COLUMBIA	SNOWDEN SQUARE S.C.		2012	75,000	100.0	MICHAELS	26,706	PETSMART	25,000	BJ'S WHOLESALE CLUB (4)	109,384
COLUMBIA	COLUMBIA CROSSING		2015	404,258	100.0	ASHLEY FURNITURE WORLD	63,062	DICK'S SPORTING GOODS	60,840	TARGET (4)	130,604
COLUMBIA	HICKORY RIDGE		2015	100,803	92.1					GIANT FOOD	57,994
COLUMBIA	KINGS CONTRIVANCE		2014	98,399	94.0					HARRIS TEETER	56,905
COLUMBIA	HARPERS CHOICE		2015	91,165	94.8					SAFEWAY	55,164
COLUMBIA	THE SHOPPES AT WILDE LAKE		2002	69,903	86.5	CVS	13,225			DAVID'S NATURAL MARKET	15,079
DISTRICT HEIGHTS	THE SHOPS AT DISTRICT HEIGHTS		2015	90,929	100.0					GIANT FOOD	64,333
ELLICOTT CITY	DORSEY'S SEARCH VILLAGE CENTER		2015	86,456	95.4					GIANT FOOD	55,000
ELLICOTT CITY	ENCHANTED FOREST S.C.		2014	142,052	98.3	PETCO	12,400			SAFEWAY	50,093
ELLICOTT CITY	LONG GATE S.C.	PRU	2007	429,030	100.0	TARGET	146,773	KOHL'S	106,889	SAFEWAY	55,164
FREDERICK	VILLAGES AT URBANA		2003	111,033	100.0					GIANT FOOD	56,166
GAITHERSBURG	GAITHERSBURG S.C.		1999	88,277	100.0	FLOOR & DECOR	60,102	MATTRESS & FURNITURE MART	10,026		
GAITHERSBURG	KENTLANDS MARKET SQUARE		2016	238,393	99.0	CINEPOLIS LUXURY CINEMAS	34,052	MICHAELS	23,296	WHOLE FOODS MARKET	35,868
HUNT VALLEY	SHAWAN PLAZA		2008	94,653	100.0					GIANT FOOD	55,330

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
LAUREL	LAUREL PLAZA		1964	162,144	100.0	2ND AVE VALUE STORES	81,550	PLANET FITNESS	21,000		
OWINGS MILLS	MILL STATION DEVELOPMENT		2016	604,391	100.0	COSTCO	148,000	LOWE'S HOME CENTER	111,238	GIANT FOOD	66,450
PASADENA	PATRIOTS PLAZA	OJV	2003	38,766	100.0	DAVITA	10,496				
PIKESVILLE	CENTRE COURT-RETAIL/BANK		2011	105,223	98.9					GIANT FOOD	63,529
ROCKVILLE	PIKE CENTER		2021	79,669	96.1	LUNA HALL	12,700	GOLFDOM	10,909		
TIMONIUM	TIMONIUM CROSSING		2014	53,914	93.8	AMERICAN RADIOLOGY	14,849				
TIMONIUM	TIMONIUM SQUARE		2003	191,561	94.2	STAPLES	15,000			GIANT FOOD	61,941
TOWSON	RADCLIFFE CENTER		2014	88,405	100.0	4 WHEEL PARTS	11,500	CVS	10,125	SAFEWAY	59,180
TOWSON	TOWSON PLACE		2012	682,031	91.3	WALMART	154,828	TARGET	132,608	WEIS MARKETS	55,452
MINNESOTA											
MAPLE GROVE	ARBOR LAKES RETAIL CENTER	KIR	2001	450,981	99.6	BEST BUY	45,953	JOANN	45,940	BYERLY'S	55,043
MAPLE GROVE	THE FOUNTAINS AT ARBOR LAKES		2006	481,032	99.2	LOWE'S HOME CENTER	137,933	DICK'S SPORTING GOODS	51,182	COSTCO (4)	139,262
MINNETONKA	RIDGEDALE FESTIVAL CENTER	KIR	1998	121,066	100.0	HOBBY LOBBY	62,204	TOTAL WINE & MORE	25,775		
MISSOURI											
SAINT CHARLES	CENTER POINT S.C.		1998	84,460	100.0	KOHL'S	84,460				
NORTH CAROLINA											
CARY	CENTRUM @ CROSSROADS	KIR	2001	315,977	100.0	KOHL'S	86,584	PETSMART	26,040	BJ'S WHOLESALE CLUB	108,532
CARY	CROSSROADS PLAZA - CARY		2000	586,786	89.9	DICK'S SPORTING GOODS	55,000	BEST BUY	51,259		
CARY	NORTHWOODS S.C.		2021	77,802	100.0					WALMART NEIGHBORHOOD MARKET	39,680
CARY	HIGH HOUSE CROSSING		2021	82,566	95.0	TRIUMPH GYMNASTICS	15,748			LIDL (2)	26,543
CHARLOTTE	WOODLAWN MARKETPLACE		1968	241,432	100.0	HOME DEPOT	85,600	BURLINGTON	48,000		
CHARLOTTE	TYVOLA SQUARE		1986	228,538	97.8	ROSS DRESS FOR LESS	32,003	K&G FASHION SUPERSTORE	28,109	COMPARE FOODS	24,928
CHARLOTTE	QUAIL CORNERS		2014	106,219	97.8					HARRIS TEETER	51,486
CORNELIUS	JETTON VILLAGE SHOPPES		2011	80,600	100.0					HARRIS TEETER	57,260
DAVIDSON	DAVIDSON COMMONS		2012	83,938	100.0					HARRIS TEETER	48,000
DURHAM	NEW HOPE COMMONS	KIR	2002	408,065	100.0	BEST BUY	45,000	BURLINGTON	31,772	WALMART	149,929
DURHAM	HOPE VALLEY COMMONS		2021	81,327	100.0					HARRIS TEETER	48,505
MOORESVILLE	MOORESVILLE CROSSING		2007	165,798	100.0	BEST BUY	30,000	NORDSTROM RACK	28,000		
MORRISVILLE	PARK PLACE S.C.		2008	169,901	100.0	CARMIKE CINEMAS	60,124	O2 FITNESS CLUBS	36,000	FOOD LION	36,427
RALEIGH	PLEASANT VALLEY PROMENADE		1993	355,902	71.3	GOLF GALAXY	59,719	ROSS DRESS FOR LESS	30,187		
RALEIGH	BRENNAN STATION		2011	136,670	93.9	OFFICE DEPOT	22,391	TOWN AND COUNTRY HARDWARE	12,000		
RALEIGH	FALLS POINTE		2021	109,501	98.9					HARRIS TEETER	54,314
RALEIGH	CAPITAL SQUARE		2021	143,063	100.0	SAM ASH MEGASTORE	34,300	IT'S FASHION METRO	14,694	FOOD LION	39,301
RALEIGH	LEESVILLE TOWNE CENTRE		2021	127,106	100.0	DUKE PRIMARY CARE	12,711			HARRIS TEETER	46,479
RALEIGH	SIX FORKS STATION S.C.		2021	468,402	96.0	HOME DEPOT	117,424	TARGET	113,849	FOOD LION	44,213
RALEIGH	STONEHENGE MARKET		2021	188,623	99.5	PAINTED TREE BOUTIQUES	34,097			HARRIS TEETER	58,000
WINSTON-SALEM	CLOVERDALE PLAZA		1969	132,590	95.5	DOLLAR TREE	14,849			HARRIS TEETER	60,279
NEW HAMPSHIRE											
NASHUA	WEBSTER SQUARE		2014	215,640	99.5	TJ MAXX	25,219	MICHAELS	24,300	TRADER JOE'S	13,800
SALEM	ROCKINGHAM PLAZA		1994	350,451	87.5	KOHL'S	91,282	BOB'S DISCOUNT FURNITURE	51,507		
NEW JERSEY											
BRIDGEWATER	BRIDGEWATER PROMENADE	KIR	2001	241,884	100.0	BURLINGTON	40,415	MARSHALLS	39,562	TRADER JOE'S	12,820
CHERRY HILL	BRACE ROAD STATION		1985	124,750	100.0	HUNG VUONG FOOD MARKET	34,427	HUNG VUONG FOOD MARKET	10,366	HUNG VUONG SUPERMARKET	62,532
CHERRY HILL	HILLVIEW S.C.		2014	216,219	97.7	KOHL'S	86,770	HOBBY LOBBY	44,675	TARGET (4)	130,915
CHERRY HILL	GARDEN STATE PAVILIONS		2011	381,824	95.1	BURLINGTON	70,500	GABE'S	39,610	SHOPRITE	86,076
CLARK	CENTRAL CENTER-SHOPRITE		2013	85,000	100.0					SHOPRITE	85,000
CLARK	COMMERCE CENTER EAST		2013	52,812	100.0					BRIXMOR	52,812
CLARK	CENTRAL PLAZA		2013	41,537	100.0	AHS HOSPITAL	28,000	WALGREENS	13,537		
EAST WINDSOR	EAST WINDSOR VILLAGE		2008	248,727	100.0	TARGET	126,200	KOHL'S	30,257	PATEL BROTHERS	22,310
EDGEWATER	EDGEWATER COMMONS	PRU	2007	426,864	100.0	TARGET	113,156	TJ MAXX	35,000	ACME	63,966
HILLSDALE	PLAZA AT HILLSDALE		2014	60,432	100.0	WALGREENS	16,332			KINGS SUPERMARKET	30,811
HOLMDEL	HOLMDEL TOWNE CENTER		2007	299,723	99.0	HOBBY LOBBY	56,021	MARSHALLS	48,833		
HOLMDEL	COMMONS AT HOLMDEL		2007	235,657	86.8	BEST BUY	30,109	MICHAELS	25,482		
MILLBURN	PLAZA AT SHORT HILLS		2014	89,321	100.0	CITYMD	17,139	PET SUPPLIES PLUS	10,158	KINGS SUPERMARKET	40,024
MOORESTOWN	MAPLE SHADE		2009	201,351	100.0	LOWE'S HOME CENTER	135,198	SKY ZONE	42,173		
NORTH BRUNSWICK	NORTH BRUNSWICK PLAZA		1994	429,293	100.0	BURLINGTON	64,676	MARSHALLS	52,440	WALMART	184,648
PISCATAWAY	PISCATAWAY TOWN CENTER		1998	97,348	92.5					SHOPRITE	54,100
RIDGEWOOD	RIDGEWOOD S.C.		1994	24,280	100.0					WHOLE FOODS MARKET	24,280
UNION	UNION CRESCENT PLAZA		2007	98,193	100.0	BEST BUY	30,225			WHOLE FOODS MARKET	60,000

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
WAYNE	WILLOWBROOK PLAZA		2009	401,574	100.0	FLOOR & DECOR	93,704	LIFE STORAGE LP	85,063		
WESTMONT	WESTMONT PLAZA		1994	156,613	97.1	TARGET	48,142	DOLLAR TREE	12,000	SPROUTS FARMERS MARKET	22,360
NEW MEXICO											
ALBUQUERQUE	NORTH TOWNE PLAZA - ALBUQUERQUE		2021	118,721	100.0	HOMEGOODS	22,514			WHOLE FOODS MARKET	34,020
NEVADA											
LAS VEGAS	RANCHO TOWNE & COUNTRY		2021	84,670	96.7					SMITH'S	55,096
LAS VEGAS	FRANCISCO CENTER		2021	116,756	93.7	DD'S DISCOUNTS	19,350			LA BONITA (2)	36,800
LAS VEGAS	CHARLESTON COMMONS		2021	330,815	100.0	99 CENTS ONLY	29,849	BURLINGTON	29,442	WALMART	116,792
NORTH LAS VEGAS	COLLEGE PARK S.C. - N LAS VEGAS		2021	167,160	95.6	CVS	24,100	WSS	14,924	EL SUPER	36,983
RENO	DEL MONTE PLAZA		2006	119,377	96.5	SIERRA TRADING POST	31,000	FIVE BELOW	10,542	WHOLE FOODS MARKET	51,758
RENO	REDFIELD PROMENADE		2015	152,601	68.7	NORDSTROM RACK	31,000	WORLD MARKET	18,665	NATURAL GROCERS	16,198
RENO	MCQUEEN CROSSINGS S.C.		2015	104,319	100.0					RALEY'S	65,519
RENO	GALENA JUNCTION S.C.		2015	118,012	98.9	SHELL OIL	10,000			RALEY'S	61,570
SPARKS	D'ANDREA MARKETPLACE		2007	120,045	95.5	CVS	18,990			SAFEWAY	56,061
SPARKS	SPARKS MERCANTILE		2015	113,759	100.0					RALEY'S	63,476
NEW YORK											
BAY SHORE	MARKET AT BAY SHORE		2006	176,831	100.0	BEST BUY	45,499	BIG LOTS	43,123	ALDI	18,635
BELLMORE	BELLMORE S.C.		2004	15,445	100.0	PETSMART	12,052				
BRIDGEHAMPTON	BRIDGEHAMPTON COMMONS		2009	304,959	100.0	KMART	89,935	TJ MAXX	26,768	KING KULLEN	61,892
BRONX	CONCOURSE PLAZA	OJV	2013	224,959	93.0	NATIONAL AMUSEMENTS	58,860	BLINK FITNESS	18,119	FOOD BAZAAR	51,680
BROOKLYN	MILL BASIN PLAZA	KIR	2000	80,708	97.3	HOME DEPOT	58,200	WALGREENS	11,050		
BROOKLYN	OCEAN PLAZA		2003	10,000							
BROOKLYN	KINGS HIGHWAY S.C.		2004	29,671	100.0	CENTER FOR ALLIED HEALTH EDUCATION	19,371	DUANE READE	10,300		
BROOKLYN	RALPH AVENUE PLAZA		2004	40,373	100.0	DUANE READE	15,638	PARTY CITY	13,424		
BROOKLYN HEIGHTS	KEY FOOD - ATLANTIC AVENUE		2012	7,200	100.0					KEY FOOD	7,200
COMMACK	VETERANS MEMORIAL PLAZA		1998	251,254	100.0	HOBBY LOBBY	42,970	BURLINGTON	40,471	WHOLE FOODS MARKET	45,000
COMMACK	BIRCHWOOD PLAZA		2007	24,617	100.0	DOLLAR TREE	14,137				
COPIAGUE	HOME DEPOT PLAZA - COPIAGUE	KIR	1998	135,436	100.0	HOME DEPOT	112,000			TARGET (4)	130,417
EAST NORTHPORT	NORTHPORT CENTER		2012	3,827	100.0						
ELMONT	ELMONT S.C.		2004	27,078	100.0	TJ MAXX	21,178				
ELMSFORD	ELMSFORD CENTER 2		2013	58,838	100.0	AUTONATION	58,838				
FARMINGDALE	AIRPORT PLAZA		2015	413,830	100.0	HOME DEPOT	116,790	PETSMART	30,235	STEW LEONARD'S	60,000
FLUSHING	KISSENA BLVD S.C.		2007	22,416	100.0					FRUIT VALLEY PRODUCE	17,300
FRANKLIN SQUARE	FRANKLIN SQUARE S.C.		2004	17,789	100.0	PHENIX SALON SUITES	11,857				
FREEPORT	MEADOWBROOK COMMONS	KIR	2000	173,002	98.5	VORNADO REALTY TRUST	37,328	MARSHALLS	27,540	TARGET	46,753
GLEN COVE	NORTH SHORE TRIANGLE	KIR	2000	49,212	92.1	STAPLES	24,880	PETSMART	13,482		
GREAT NECK	THE GARDENS AT GREAT NECK		2022	111,463	98.4	PLANET FITNESS	22,000	RITE AID	11,700	BEST MARKET OF GREAT NECK (2)	40,000
GREENVALE	THE GREEN COVE PLAZA		2022	86,446	87.7	TJ MAXX	30,992	EQUINOX FITNESS CLUB	24,000		
HAMPTON BAYS	HAMPTON BAYS PLAZA		1989	70,990	100.0	MACY'S	50,000	PETCO	11,890		
HICKSVILLE	HICKSVILLE PLAZA		2004	35,736	100.0	PETCO (2)	12,919	DOLLAR TREE	10,481		
HUNTINGTON STATION	TURNPIKE PLAZA		2011	52,973	76.2					LIDL	30,700
JERICHO	JERICHO COMMONS SOUTH		2007	171,180	100.0	MARSHALLS	33,600	MILLERIDGE	20,466	WHOLE FOODS MARKET	39,504
KEW GARDENS HILLS	FAMILY DOLLAR UNION TURNPIKE		2012	10,790	92.5						
LITTLE NECK	LITTLE NECK PLAZA		2003	48,275	100.0					LITTLE NECK GROCERY	8,750
LONG ISLAND CITY	KEY FOOD - 21ST STREET		2012	6,065	100.0					KEY FOOD	5,621
MANHASSET	MANHASSET CENTER		1999	155,321	100.0	MARSHALLS	40,114	NORDSTROM RACK	34,257	KING KULLEN	37,570
MASPETH	GRAND PLAZA		2004	22,500	100.0					KEY FOOD	22,000
MASSAPEQUA	CARMANS PLAZA		2022	168,225	88.5	PLANET FITNESS	19,870	DMV	19,310	KEY FOOD	32,570
MASSAPEQUA PARK	SOUTHGATE SHOPPING CENTER		2022	111,743	97.3					KING KULLEN	51,283
MERRICK	MERRICK COMMONS	KIR	2000	108,876	100.0	HOMEGOODS	24,836	PLANET FITNESS	15,038	LIDL	31,478
MINEOLA	MINEOLA CROSSINGS		2007	26,747	97.7					NORTH SHORE FARMS	10,000
MUNSEY PARK	MUNSEY PARK PLAZA	KIR	2000	72,748	100.0	THEODORE ALEXANDER	41,393			WHOLE FOODS MARKET	20,000
NESCONSET	SMITHTOWN PLAZA		2009	55,968	100.0	PETSMART	28,916	BOB'S DISCOUNT FURNITURE	27,052	COSTCO (4)	122,475
NORTH MASSAPEQUA	NORTH MASSAPEQUA S.C.		2004	29,599	100.0	DOLLAR TREE	13,965				
PLAINVIEW	MANETTO HILL PLAZA		1969	88,181	93.6	PLANET FITNESS	19,159				
SELDEN	INDEPENDENCE PLAZA - SELDEN		2014	236,130	99.6	HOME DEPOT	102,220	RITE AID	14,673	TARGET	52,250
STATEN ISLAND	FOREST AVENUE S.C.	KIR	2000	189,968	99.0	TJ MAXX/HOMEGOODS	34,798	LA FITNESS	34,000		
STATEN ISLAND	RICHMOND S.C.		1989	266,617	99.1	REGENCY FURNITURE	29,216	HOMEGOODS	26,375	TARGET	139,839

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
STATEN ISLAND	GREENRIDGE PLAZA		1997	97,959	96.8	LA FITNESS	33,180			ALDI	21,317
STATEN ISLAND	THE BOULEVARD		2006	410,298	97.1	ALAMO DRAFTHOUSE CINEMA	45,485	LA FITNESS	37,583	SHOPRITE	67,868
STATEN ISLAND	FOREST AVENUE PLAZA		2005	46,063	100.0					TARGET	46,063
STATEN ISLAND	2424 HYLAN BOULEVARD		2020	56,500	100.0	ISLAND TOYOTA	56,500				
SYOSSET	SYOSSET S.C.		1967	32,124	100.0	PLANET FITNESS	16,664				
SYOSSET	SYOSSET CORNERS		2022	25,442	100.0						
VALLEY STREAM	KEY FOOD - CENTRAL AVENUE		2012	27,924	100.0					KEY FOOD	27,924
WEST ISLIP	SEQUAMS SHOPPING CENTER		2022	24,149	96.1					SOUTHDOWN MARKET	11,575
WHITE PLAINS	WHITE PLAINS S.C.		2004	14,450	100.0	DOLLAR TREE	14,450				
WOODBURY	WOODBURY COMMON		2022	84,158	84.4					THE FRESH MARKET	19,800
WOODBURY	THE MARKETPLACE		2022	35,737	57.5	PARTY CITY	12,000				
WOODBURY	STOP & SHOP		2022	55,000	100.0					STOP & SHOP	55,000
WOODSIDE	MET FRESH		2012	7,500	100.0					MET FRESH	7,500
YONKERS	SHOPRITE S.C.		1995	43,560	100.0					SHOPRITE	43,560
YONKERS	ROMAINE PLAZA		2005	10,329	100.0	ADVANCE AUTO PARTS	10,329				
OREGON											
CLACKAMAS	CLACKAMAS PROMENADE	PRU	2007	235,116	99.1	HOBBY LOBBY	45,461	NORDSTROM RACK	27,766	TARGET (4)	125,923
GRESHAM	GRESHAM TOWN FAIR	PRU	2006	264,634	86.7	MADRONA WATUMULL	55,120	ROSS DRESS FOR LESS	26,832		
HAPPY VALLEY	CLACKAMAS SQUARE	OIP	2021	73,951	88.0	TJ MAXX	25,404			WINCO FOODS (4)	64,255
HILLSBORO	TANASBOURNE VILLAGE	PRU	2008	206,691	100.0	RITE AID	27,465	DSW SHOE WAREHOUSE	19,949	SAFEWAY	53,000
MILWAUKIE	MILWAUKIE MARKETPLACE	PRU	2007	185,760	86.5	RITE AID	31,472	PLANET FITNESS	25,000	NEW SEASONS MARKET	42,630
PORTLAND	JANTZEN BEACH CENTER		2017	741,227	96.9	HOME DEPOT	106,500	BURLINGTON	70,501	TARGET	138,700
PORTLAND	RALEIGH HILLS PLAZA	OIP	2021	39,520	100.0	WALGREENS	15,120			NEW SEASONS MARKET	22,822
PENNSYLVANIA											
ARDMORE	SUBURBAN SQUARE		2007	309,371	94.3	LIFE TIME FITNESS	78,363	WEST ELM	10,543	TRADER JOE'S	12,548
BLUE BELL	CENTER SQUARE S.C.		1996	120,211	100.0	KOHL'S	93,444	HOMEGOODS	26,767	MCCAFFREY'S FOOD MARKETS (4)	88,842
CHAMBERSBURG	WAYNE PLAZA		2008	131,623	89.9	WINE & SPIRITS SHOPPE	11,309			GIANT	67,521
DEVON	DEVON VILLAGE		2012	68,935	100.0	WINE & SPIRITS SHOPPE	10,394			WHOLE FOODS MARKET	33,504
EAST NORRITON	NORRITON SQUARE		1984	131,962	100.0	HAIR BUZZ	18,025	JOANN	12,250	ACME	66,506
EAST STROUDSBURG	POCONO PLAZA		1973	143,790	94.7	HOMEGOODS	22,500	WINE & SPIRITS SHOPPE	11,388	GIANT	66,479
EXTON	WHITELAND TOWN CENTER		1996	85,184	100.0	KOHL'S	85,184				
HARRISBURG	HARRISBURG EAST S.C.		1972	192,078	100.0	VALUE CITY FURNITURE	48,884	TOUCH OF COLOR FLOORING	31,167	GIANT	72,251
HAVERTOWN	TOWNSHIP LINE S.C.		1996	80,938	100.0	KOHL'S	80,938				
HORSHAM	HORSHAM POINT		2015	71,737	100.0					GIANT	48,820
MONTGOMERYVILLE	MONTGOMERY SQUARE	KIR	2002	254,432	86.3	GABE'S	28,892	PETSMART	26,340	GIANT	67,179
PHILADELPHIA	CASTOR PLACE	OJV	1983	184,097	100.0	BURLINGTON	70,723	RAYMOUR & FLANIGAN FURNITURE	33,000		
PHILADELPHIA	COTTMAN & BUSTLETON CENTER	OJV	1995	332,812	99.3	TARGET	137,000	PEP BOYS	20,800	ACME	66,703
PHILADELPHIA	LINCOLN SQUARE		2017	101,226	100.0	TARGET	36,215	PETSMART	15,360	SPROUTS FARMERS MARKET	32,000
PHILADELPHIA	FISHTOWN CROSSING		2022	133,034	100.0	PEP BOYS	20,615	DOLLAR GENERAL	11,948	IGA SUPERMARKET	40,000
PITTSBURGH	WEXFORD PLAZA		2010	159,829	95.7	ARHAUS FURNITURE	18,500	THE TILE SHOP	16,059	WHOLE FOODS MARKET	45,401
PITTSBURGH	CRANBERRY COMMONS		2016	165,920	100.0	TJ MAXX	30,000	STAPLES	23,884	FRESH THYME FARMERS MARKET	31,296
RICHBORO	CROSSROADS PLAZA - RICHBORO		1986	111,982	100.0					ACME	55,537
SHREWSBURY	SHREWSBURY SQUARE S.C.		2014	94,706	94.8					GIANT	58,785
SPRINGFIELD	SPRINGFIELD S.C.		1983	175,068	99.3	STAPLES	26,535	EMPIRE BEAUTY SCHOOL	11,472	GIANT	66,825
WHITEHALL	WHITEHALL CENTER		1996	84,524	100.0	KOHL'S	84,524				
WYNNEWOOD	WHOLE FOODS AT WYNNEWOOD		2014	55,911	100.0					WHOLE FOODS MARKET	45,453
PUERTO RICO											
BAYAMON	REXVILLE TOWN CENTER		2006	185,689	88.6	PLANET FITNESS	18,100	CHUCK E CHEESE	13,600	PUEBLO	35,588
CAGUAS	PLAZA CENTRO - COSTCO		2006	599,409	97.8	COSTCO	134,881	JCPENNEY	98,348	SAM'S CLUB	138,622
CAROLINA	LOS COLOBOS		2006	572,052	91.9	GRAND SAVIA	118,242	HOME DEPOT	109,800	ECONO RIAL	56,372
MANATI	MANATI VILLA MARIA S.C.		2006	69,640	84.5	PLANET FITNESS	20,350	FARMACIAS SAVIA	11,525		
MAYAGUEZ	WESTERN PLAZA		2006	354,675	99.4	HOME DEPOT	109,800	CARIBBEAN CINEMA	45,126	SAM'S CLUB	100,408
PONCE	PONCE TOWNE CENTER		2006	200,294	93.5	2000 CINEMA CORP.	60,000	GOLDEN CORRAL	13,559	SUPERMERCADOS MAXIMO	35,651
TRUJILLO ALTO	TRUJILLO ALTO PLAZA		2006	194,130	96.3	GRAND STORES	35,000	ME SALVE	22,415	PUEBLO SUPERMARKET	26,869
SOUTH CAROLINA											
CHARLESTON	ST. ANDREWS CENTER		1978	187,905	100.0	BURLINGTON	35,351	PETCO	15,314	HARRIS TEETER	52,334
CHARLESTON	WESTWOOD PLAZA		1995	180,845	100.0	BARNES & NOBLE	25,389	TJ MAXX	25,240	HARRIS TEETER	53,000
GREENVILLE	WOODRUFF S.C.		2010	118,452	100.0	ACADEMY SPORTS & OUTDOORS	89,510			TRADER JOE'S	12,836

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
GREENVILLE	FOREST PARK		2012	51,103	100.0					THE FRESH MARKET	20,550
TENNESSEE											
CORDOVA	THE COMMONS AT DEXTER LAKE		2021	228,796	95.2	CRUNCH FITNESS	36,000	MARSHALLS	30,000	KROGER	69,300
MADISON	OLD TOWNE VILLAGE		1978	175,593	100.0	OLD TIME POTTERY	99,400			WALMART NEIGHBORHOOD MARKET	39,687
MEMPHIS	MENDENHALL COMMONS		2021	88,108	98.7					KROGER	74,685
MEMPHIS	HIGHLAND SQUARE		2021	14,490							
TEXAS											
AMARILLO	WESTGATE PLAZA	KIR	1997	488,022	99.1	HOME DEPOT	109,800	KOHL'S	94,680		
AUSTIN	CENTER OF THE HILLS (3)		1998	139,564	92.6	TESLA	64,310	PETCO	13,108		
AUSTIN	SUNSET VALLEY MARKETFAIR	PRU	2007	213,352	98.0	PAINTED TREE BOUTIQUES	42,098	HOMESENSE	28,730		
AUSTIN	MUELLER REGIONAL RETAIL CENTER		2021	357,087	100.0	HOME DEPOT	113,341	BEST BUY	29,404	SPROUTS FARMERS MARKET	20,171
AUSTIN	HOMESTEAD S.C.	OJV	2011	88,824	95.8	BARNES & NOBLE	24,685	PETCO	12,350		
AUSTIN	ROUND ROCK S.C.	OJV	2011	131,039	100.0	GATTI LAND EATER-TAINMENT	31,094	O'REILLY AUTO PARTS	29,678		
AUSTIN	CENTURY SOUTH S.C.	OJV	2011	207,538	98.7	ACADEMY SPORTS & OUTDOORS	61,452	PACIFIC RESOURCES ASSOCIATES	46,690		
BELLAIRE	BELLAIRE BLVD S.C.		2021	37,699	100.0	HOUSTON METHODIST	34,076				
BROWNSVILLE	LAS TIENDAS PLAZA		2005	238,683	92.4	BURLINGTON	80,274	TJ MAXX	28,460		
BROWNSVILLE	NORTH TOWNE PLAZA - BROWNSVILLE		2021	27,846	65.6	FIRST NATIONAL BANK TEXAS	14,680				
BURLESON	GATEWAY STATION		2011	367,552	98.4	KOHL'S	86,584	ROSS DRESS FOR LESS	30,187	ALBERTSONS (4)	54,340
COLLEGE STATION	ROCK PRAIRIE MARKETPLACE		2021	31,603	59.0						
CONROE	CONROE MARKETPLACE		2015	289,322	98.1	ASHLEY FURNITURE HOMESTORE	48,000	TJ MAXX	32,000		
DALLAS	CITYPLACE MARKET	KIR	1998	83,868	100.0	ROSS DRESS FOR LESS	28,160	OFFICEMAX	23,500	TARGET (4)	130,715
DALLAS	PRESTON FOREST VILLAGE	PRU	2007	171,143	98.6	CVS	16,799	RALLY HOUSE	10,800	NATURAL GROCERS	15,130
FORT WORTH	MONTGOMERY PLAZA		2015	286,737	97.9	MARSHALLS/HOMEGOODS	38,032	ROSS DRESS FOR LESS	30,079	TARGET (4)	173,890
FRISCO	PRESTON LEBANON CROSSING		2006	240,647	97.7	HOBBY LOBBY / MARDELS	81,392	DICK’S WAREHOUSE SALE	50,000	SPROUTS FARMERS MARKET	26,043
GALVESTON	GALVESTON PLACE		2021	209,152	94.8	SPEC'S LIQUOR	29,845	OFFICE DEPOT	29,813	RANDALL'S	52,550
GRAND PRAIRIE	LAKE PRAIRIE TOWNE CROSSING		2006	243,940	98.1	24 HOUR FITNESS	30,000	ROSS DRESS FOR LESS	29,931	TARGET (4)	173,890
HOUSTON	CYPRESS TOWNE CENTER		2005	279,210	99.1	TJ MAXX	32,000	ROSS DRESS FOR LESS	30,187	TARGET (4)	125,400
HOUSTON	THE CENTRE AT COPPERFIELD		2015	144,055	100.0	BEST BUY	35,317	HOMEGOODS	31,620		
HOUSTON	COPPERWOOD VILLAGE		2015	350,787	83.4	MARSHALLS	30,382	PARTY CITY	23,500	FOOD TOWN (4)	57,539
HOUSTON	TOMBALL CROSSING		2013	144,865	94.3	ROSS DRESS FOR LESS	30,176	OLD NAVY	19,222		
HOUSTON	COPPERFIELD VILLAGE		2015	163,138	97.5	ROSS DRESS FOR LESS	26,000	TOTAL WINE & MORE	23,608	SPROUTS FARMERS MARKET	29,582
HOUSTON	RIVER OAKS S.C. WEST		2021	315,177	92.7	BARNES & NOBLE	33,179	KELSEY SEYBOLD CLINIC	12,538	KROGER	55,670
HOUSTON	HEIGHTS PLAZA		2021	71,277	96.4	GOODWILL INDUSTRIES	24,841			KROGER	32,390
HOUSTON	WESTHILL VILLAGE		2021	130,851	94.6	ROSS DRESS FOR LESS	27,685	99 CENTS ONLY	24,061		
HOUSTON	BLALOCK MARKET		2021	97,277	100.0					99 RANCH MARKET	83,791
HOUSTON	THE CENTRE AT POST OAK		2021	183,940	94.3	MARSHALLS	40,000	NORDSTROM RACK	30,017		
HOUSTON	RICHMOND SQUARE (3)		2021	70,619	100.0	BEST BUY	58,321	BURLINGTON	26,941		
HOUSTON	ALABAMA SHEPHERD S.C.		2021	59,120	100.0	PETSMART	22,283	WHOLE EARTH PROVISION CO.	16,218	TRADER JOE’S	14,566
HOUSTON	SHOPPES AT MEMORIAL VILLAGES		2021	166,777	85.0	GULF COAST VETERINARY	82,658				
HOUSTON	HEB - DAIRY ASHFORD & MEMORIAL		2021	36,874	100.0					HEB GROCERY	36,874
HOUSTON	SHOPS AT HILSHIRE VILLAGE		2021	119,082	100.0	WALGREENS	15,120			KROGER	63,373
HOUSTON	VILLAGE PLAZA AT BUNKER HILL		2021	491,686	99.8	ACADEMY SPORTS & OUTDOORS	86,120	BURLINGTON	40,000	HEB GROCERY	127,983
HOUSTON	WESTCHASE S.C.		2021	214,856	97.2	PAINTED TREE BOUTIQUES	38,800	ROSS DRESS FOR LESS	30,000	WHOLE FOODS MARKET	45,489
HOUSTON	OAK FOREST		2021	161,687	100.0	ROSS DRESS FOR LESS	27,955	DOLLAR TREE	15,120	KROGER	65,206
HOUSTON	SHOPS AT KIRBY DRIVE		2021	10,000	70.1					SPROUTS FARMERS MARKET (4)	26,000
HOUSTON	SHOPS AT THREE CORNERS		2021	251,972	94.5	ROSS DRESS FOR LESS	30,187	BIG LOTS	22,050	FIESTA	80,676
HUMBLE	ATASCOCITA COMMONS		2013	316,574	100.0	KOHL'S	88,827	DICK'S SPORTING GOODS	50,530	TARGET (4)	180,000
KINGWOOD	KINGS CROSSING		2021	127,296	100.0	LA FITNESS	40,000	ACE HARDWARE	29,199		
LAREDO	NORTH CREEK PLAZA		2021	240,265	94.7	BEST BUY	45,699	MARSHALLS	40,000	HEB GROCERY (4)	59,840
LAREDO	PLANTATION CENTRE		2021	137,177	92.9					HEB GROCERY	86,536
LAREDO	INDEPENDENCE PLAZA - LAREDO		2021	347,339	99.6	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,187	HEB GROCERY	147,324
MCALLEN	TRENTON CROSSING - NORTH MCALLEN		2021	265,566	87.9	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,164	TARGET (4)	123,693
MCALLEN	OLD NAVY - MCALLEN	OJV	2021	15,000	100.0	OLD NAVY	15,000				

LOCATION	BUILDING NAME	PORT-FOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
MCALLEN	MARKET AT NOLANA	OJV	2021	41,138	85.5					WALMART (4)	205,113
MCALLEN	LAS TIENDAS S.C.	OJV	2021	287,952	98.4	DICK'S SPORTING GOODS	76,100	TOTAL WINE & MORE	33,574		
MCALLEN	NORTHCROSS S.C.	OJV	2021	74,765	81.3	BARNES & NOBLE	24,864				
MCALLEN	MCALLEN CENTER	OJV	2021	103,631	46.9	TRUFIT ATHLETIC CLUB	48,631				
MESQUITE	KROGER PLAZA		1974	79,550	100.0					KROGER	51,000
MISSION	SHARYLAND TOWNE CROSSING	OJV	2021	360,889	97.7	ROSS DRESS FOR LESS	29,798	TJ MAXX	28,000	HEB GROCERY	148,270
MISSION	MARKET AT SHARYLAND PLACE	OJV	2021	107,912	95.4	KOHL'S	89,912	DOLLAR TREE	10,000	WALMART (4)	186,000
PASADENA	FAIRWAY PLAZA	KIR	1999	410,071	99.2	BEST BUY	36,896	ROSS DRESS FOR LESS	30,187		
PLANO	ACCENT PLAZA		1996	100,598	100.0	HOME DEPOT EXPO	97,798				
RIO GRANDE CITY	STARR PLAZA	OJV	2021	176,693	84.5	MARSHALLS	24,000			HEB GROCERY	109,121
SAN ANTONIO	FIESTA TRAILS		2021	362,020	97.2	BOB MILLS FURNITURE	96,000	BEST BUY	37,000	HEB GROCERY (4)	78,000
SAN ANTONIO	STEVENS RANCH		2021	32,611	92.5					HEB GROCERY (4)	100,000
SPRING	GRAND PARKWAY MARKETPLACE		2014	583,699	97.2	ACADEMY SPORTS & OUTDOORS	63,182	HOBBY LOBBY	55,000	TARGET (4)	126,844
SUGAR LAND	WOODBRIDGE S.C.		2012	96,623	98.3					KROGER	64,842
TOMBALL	TOMBALL MARKETPLACE		2021	168,724	92.4	ROSS DRESS FOR LESS	25,000	MARSHALLS	25,000		
WEBSTER	CENTER AT BAYBROOK		2006	363,830	99.0	HOBBY LOBBY	100,086	BEL FURNITURE	58,842		
WEBSTER	BAYBROOK GATEWAY		2021	241,149	88.1	ASHLEY FURNITURE HOMESTORE	45,000	BARNES & NOBLE	32,000		
VIRGINIA											
ALEXANDRIA	HILLTOP VILLAGE CENTER		2021	250,811	100.0	LA FITNESS	35,000			WEGMANS	128,357
ALEXANDRIA	WEST ALEX-RETAIL		2021	98,051	98.5					HARRIS TEETER	61,816
ARLINGTON	CENTRO ARLINGTON		2021	72,367	100.0					HARRIS TEETER	51,518
BURKE	BURKE TOWN PLAZA		2014	124,148	100.0	CVS	12,380			SAFEWAY	53,495
FAIRFAX	COSTCO PLAZA - FAIRFAX	KIR	1998	341,727	100.0	HOME DEPOT	126,290	24 HOUR FITNESS	42,837	COSTCO	139,658
FAIRFAX	MAIN STREET MARKETPLACE	PRU	2007	96,862	100.0	TJ MAXX	27,888	WALGREENS	15,230		
FAIRFAX	OLD TOWN PLAZA		2007	52,946	96.2						
LEESBURG	BATTLEFIELD S.C.	PRU	2007	317,292	99.0	DICK'S SPORTING GOODS	43,149	BIG LOTS	36,958	SPROUTS FARMERS MARKET	24,770
PENTAGON CITY	PENTAGON CENTRE	CPP	2010	340,889	100.0	MARSHALLS	42,142	BEST BUY	36,532	COSTCO	171,286
STAFFORD	DOC STONE COMMONS		2016	101,042	100.0	STAPLES	23,942	PETCO	12,000	GIANT FOOD	61,500
STAFFORD	STAFFORD MARKETPLACE		2015	417,827	98.6	KOHL'S	87,101	TJ MAXX	30,545	SHOPPERS FOOD	67,995
STERLING	POTOMAC RUN PLAZA		2008	361,110	98.2	REGENCY FURNITURE	45,210	MICHAELS	35,333	TARGET (4)	125,204
STERLING	DULLES TOWN CROSSING		2015	808,442	100.0	WALMART	209,613	LOWE'S HOME CENTER	135,197	SAM'S CLUB	135,193
WOODBRIDGE	GORDON PLAZA (3)		2017	140,633	100.0	REGENCY FURNITURE	73,882	THE SALVATION ARMY	17,070	ALDI	16,530
WOODBRIDGE	SMOKETOWN STATION-BLOCK 1	KIR	1998	503,788	98.7	HOBBY LOBBY	63,971	DICK'S SPORTING GOODS	57,437		
WOODBRIDGE	STONEBRIDGE AT POTOMAC TOWN CENTER		2023	504,327	95.9	ONELIFE FITNESS	42,401	ALAMO DRAFTHOUSE CINEMA	40,980	WEGMANS	138,500
WASHINGTON											
AUBURN	AUBURN NORTH		2007	174,855	88.6	LA FITNESS	34,500	OFFICE DEPOT	23,070		
BELLEVUE	THE MARKETPLACE AT FACTORIA		2013	508,173	95.2	TARGET	101,495	NORDSTROM RACK	41,258	AMAZON FRESH	24,900
COVINGTON	COVINGTON ESPLANADE		2021	187,388	94.8	HOME DEPOT	130,948				
FEDERAL WAY	PAVILIONS CENTRE	KIR	2000	202,322	100.0	JOANN	43,506	BARNES & NOBLE	24,987	H MART	55,069
KENT	CANYON RIDGE PLAZA	PRU	2006	86,909	87.0	ROSS DRESS FOR LESS	27,200	OLD NAVY	12,500	TARGET (4)	115,900
LAKE STEVENS	FRONTIER VILLAGE S.C.		2012	188,259	98.7	MICHAELS	22,389	ROSS DRESS FOR LESS	22,354	SAFEWAY	61,000
MILL CREEK	GATEWAY S.C.		2016	96,671	98.2	PLANET FITNESS	25,333			SPROUTS FARMERS MARKET	29,942
PUYALLUP	MERIDIAN TOWN CENTER	OIP	2021	77,666	100.0	JOANN	35,023	ACE HARDWARE	20,849	SAFEWAY (4)	65,691
PUYALLUP	SOUTH HILL CENTER	OIP	2021	134,010	72.9	BEST BUY	45,365	ROSS DRESS FOR LESS	30,139		
SEATTLE	JEFFERSON SQUARE	PRU	2006	86,060	100.0	BARTELL DRUGS	13,327			SAFEWAY	39,556
SEATTLE	THE WHITTAKER		2021	63,663	100.0					WHOLE FOODS MARKET	41,000
SEATTLE	QUEEN ANNE MARKETPLACE	OIP	2021	80,488	75.7					METROPOLITAN MARKET	48,350
SEATTLE	RAINIER VALLEY SQUARE	OIP	2021	110,803	98.9	ROSS DRESS FOR LESS	25,692			SAFEWAY	64,186
SEATTLE	2200 WESTLAKE RETAIL	OIP	2021	87,014	96.8					WHOLE FOODS MARKET	47,367
SILVERDALE	SILVERDALE PLAZA		2012	170,403	94.0	JOANN	29,903	RITE AID	23,470	SAFEWAY	55,000
SPOKANE	FRANKLIN PARK S.C.		2015	124,691	70.6	ROSS DRESS FOR LESS	25,000	OLD NAVY	18,563	TRADER JOE'S	12,052
TUKWILA	PARKWAY SUPER CENTER	KIR	2003	468,857	91.9	DICK'S SPORTING GOODS	53,545	MACY'S FURNITURE	48,670	LAM'S SEAFOOD MARKET	28,136
TOTAL 530 SHOPPING CENTER PROPERTY INTERESTS (5)				91,855,203							

(1) Percent leased information as of December 31, 2023.
(2) Denotes tenants who are Dark & Paying.
(3) Denotes projects which exclude GLA of units being held for redevelopment.

(4) Denotes tenants who are Shadow Anchors.
(5) Does not include 14 properties, primarily through the Company's preferred equity investments, other real estate investments and non-retail properties, totalling approximately 3.3 million square feet of GLA.
CPP Denotes property interest in Canada Pension Plan.
KIR Denotes property interest in Kimco Income REIT.
OIP Denotes property interest in Other Institutional Programs.
OJV Denotes property interest in Other US Joint Ventures.
PRU Denotes property interest in Prudential Investment Program.



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Stockholder Information

Counsel

Latham & Watkins LLP
Washington, DC

Auditors

PricewaterhouseCoopers LLP
New York, NY

Registrar and Transfer Agent

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
1-866-557-8695
Website: www.shareowneronline.com

Stock Listings

NYSE—Symbols
KIM, KIMprL,
KIMprM, KIMprN


KIM
LISTED
NYSE

Investor Relations

A copy of the Company's Annual Report on Form 10-K may be obtained at no cost to stockholders by writing to:

David F. Bujnicki
Senior Vice President,
Investor Relations & Strategy
Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY 11753
1-866-831-4297
E-mail: ir@kimcorealty.com

Annual Meeting of Stockholders

All stockholders are cordially invited to attend the 2024 annual meeting, which will be conducted via a live broadcast on May 7, 2024. The company has embraced the environmentally-friendly virtual meeting format, which it believes enables increased stockholder attendance and participation. During this virtual meeting, you may ask questions and will be able to vote your shares electronically. You may also submit questions in advance of the 2024 annual meeting by visiting www.virtualshareholdermeeting.com/KIM2024. The company will respond to as many inquiries at the 2024 annual meeting as time allows.

If you plan to attend the 2024 annual meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials. The 2024 annual meeting will begin promptly at 10:00 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

Annual Report to Stockholders

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) is included in this 2023 Annual Report and forms our annual report to security holders within the meaning of SEC rules.

Dividend Reinvestment and Common Stock Purchase Plan

The Company's Dividend Reinvestment and Common Stock Purchase Plan provides stockholders with an opportunity to conveniently and economically acquire Kimco common stock. Stockholders may have their dividends automatically directed to our transfer agent to purchase common shares without paying any brokerage commissions. Requests for booklets describing the Plan, enrollment forms and any correspondence or questions regarding the Plan should be directed to:

EQ Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
1-866-557-8695

Holders of Record

Holders of record of the Company's common stock, par value $0.01 per share, totaled 2,872 as of March 12, 2024.

Offices

Executive Offices

500 North Broadway
Suite 201
Jericho, NY 11753
516-869-9000
www.kimcorealty.com

Regional Offices

Phoenix, AZ
602-249-0670

Daly City, CA
650-301-3000

Roseville, CA
916-727-2100

Tustin, CA
949-252-3880

Vista, CA
760-727-1002

Wilton, CT
203-761-8951

Hollywood, FL
954-923-8444

Jacksonville, FL
904-260-6455

Newton, MA
617-933-2820

Timonium, MD
410-684-2000

Charlotte, NC
704-367-0131

Ardmore, PA
610-896-7560

Fort Worth, TX
214-720-0559

Arlington, VA
703-415-7612

Woodbridge, VA
703-583-0071

Bellevue, WA
425-373-3500

Corporate Directory

Board of Directors

Milton Cooper
Executive Chairman
Kimco Realty Corporation

Philip E. Coviello [1][2][3]
Partner*
Latham & Watkins LLP

Conor C. Flynn
Chief Executive Officer
Kimco Realty Corporation

Frank Lourenso [1][2][3]
Executive Vice President*
JPMorgan Chase & Co.

Henry Moniz [1][2][3]
Chief Compliance Officer
Meta

Mary Hogan Preusse [1][2][3v]
Lead Independent Director
Kimco Realty Corporation
Managing Director and
Co-Head of Americas Real Estate*
APG Asset Management US Inc.

Valerie Richardson [1][2v][3]
Chief Operating Officer
International Council of
Shopping Centers

Richard B. Saltzman [1v][2][3]
Senior Advisor at Ranger
Global Real Estate Advisors
and Peaceable Street Capital

* Retired
[1] Audit Committee
[2] Executive Compensation Committee
[3] Nominating and Corporate Governance Committee
[v] Chairman

Executive and Senior Management

Milton Cooper
Executive Chairman

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President
Chief Investment Officer

Glenn G. Cohen
Executive Vice President
Chief Financial Officer

David Jamieson
Executive Vice President
Chief Operating Officer

Bruce Rubenstein
Executive Vice President
General Counsel & Secretary

Raymond Edwards
Executive Vice President
Retailer Services

Leah Landro
Executive Vice President
Chief Human Resources Officer

Thomas Taddeo
Executive Vice President
Chief Information Officer

David F. Bujnicki
Senior Vice President
Investor Relations & Strategy

Geoffrey Glazer
Senior Vice President
National Development

William Teichman
Senior Vice President
Strategic Operations

Kathleen Thayer
Senior Vice President
Corporate Accounting &
Treasurer

Paul Westbrook
Vice President
Chief Accounting Officer

U.S. Regional Management

Carmen Decker
President
Western Region

Wilbur E. Simmons, III
President
Southern Region

Joshua Weinkranz
President
Eastern Region

Corporate Management

Barbara E. Briamonte
Vice President
Legal

Tamara Chernomordik
Vice President
ESG

David Domb
Vice President
Research & Data Analytics

Paul Dooley
Vice President
Real Estate Tax & Insurance

Kenneth Fisher
Vice President
Chief Technology Officer

Christopher Freeman
Senior Vice President
Property Management

Marissa Garcia
Vice President
Investments

Scott Gerber
Vice President
Risk

Brett N. Klein
Vice President
Financial Planning & Analysis

Jennifer Maisch
Vice President
Marketing & Corporate
Communications

Heather Medica
Vice President
Human Resources

Jonathon Siswick
Vice President
Lease Administration

Harvey G. Weinreb
Vice President
Tax



KIMCO
REALTY
500 North Broadway, Suite 201, Jericho, NY 11753 | (833) 800-4343
kimcorealty.com